As filed with the Securities and Exchange Commission on April 6, 2017

Registration No. 333-215749

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE - EFFECTIVE AMENDMENT NO. 2

TO THE

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST INTERSTATE BANCSYSTEM, INC.

(Exact name of registrant as specified in its charter)

Montana	6022	81-0331430
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

401 North 31st Street

Billings, Montana 59116

(406) 255-5390

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kevin P. Riley

President and Chief Executive Officer

401 North 31st Street

Billings, Montana 59116

(406) 255-5390

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lawrence M.F. Spaccasi, Esq. Scott A. Brown, Esq. Marc P. Levy, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Phone: (202) 274-2000	Kirk D. Jensen, Esq. Executive Vice President, General Counsel and Corporate Secretary First Interstate BancSystem, Inc. 401 North 31st Street Billings, Montana 59116 Phone: (406) 255-5390	Peter G. Weinstock, Esq. Steven M. Haas, Esq. Hunton & Williams LLP 1445 Ross Avenue, Suite 3700 Dallas, Texas 75202 Phone: (214) 979-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered,	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Class A Common Stock, no par value per share	11,839,179 shares (1)	N/A	$492,237,161 (2)	$57,051 (3)

(1)	Represents the estimated maximum number of shares of First Interstate BancSystem, Inc. (“First Interstate”) Class A common stock estimated to be issuable upon the completion of the merger of Cascade Bancorp with and into First Interstate, based on the product of (a) the number of shares of Cascade Bancorp common stock outstanding (including shares reserved for issuance under various Cascade Bancorp equity plans), and (b) 0.14864, the exchange ratio under the merger agreement.
(2)	The proposed maximum aggregate offering price of the registrant’s Class A common stock was calculated based upon the market value of shares of Cascade Bancorp common stock in accordance with Rules 457(c) and 457(f) under the Securities Act as follows: (i) the product of (A) $8.09, the average of the high and low prices per share of Cascade Bancorp common stock as reported on the Nasdaq Capital Market on March 16, 2017 and (B) 79,650,026, the estimated maximum number of shares of Cascade Bancorp common stock that may be exchanged for the merger consideration (including shares reserved for issuance under various Cascade Bancorp equity plans) minus (ii) $152,131,550, the estimated amount of cash that is to be paid by First Interstate to Cascade Bancorp common stockholders in connection with the merger.
(3)	The registration fee was previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this joint proxy statement/prospectus is subject to completion or amendment. A registration statement relating to the shares of First Interstate Class A common stock to be issued in the merger has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS,

SUBJECT TO COMPLETION, DATED APRIL 6, 2017

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Cascade Bancorp, which we refer to in this document as “Cascade,” and First Interstate BancSystem, Inc., which we refer to in this document as “First Interstate,” have entered into a merger agreement under which Cascade will merge with and into First Interstate, with First Interstate as the surviving entity. This transaction is referred to in this document as the “merger.” Immediately following the merger, Bank of the Cascades, which we refer to in this document as “Cascade Bank,” the wholly-owned subsidiary of Cascade, will merge with and into First Interstate Bank, the wholly-owned subsidiary of First Interstate, with First Interstate Bank as the surviving entity. This transaction is referred to in this document as the “bank merger.” Before we can complete the merger, the shareholders of Cascade and First Interstate must approve and adopt the merger agreement.

If the merger is completed, each share of Cascade common stock will be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest. Based on the number of shares of Cascade common stock outstanding on March 17, 2017, First Interstate expects to issue approximately 11,327,284 shares of First Interstate Class A common stock in the merger. Although the number of shares of First Interstate Class A common stock that holders of Cascade common stock will be entitled to receive is fixed, the market value of the stock consideration will fluctuate with the market price of First Interstate Class A common stock and will not be known at the time Cascade shareholders vote on the merger agreement.

The First Interstate Class A common stock is listed on The Nasdaq Global Select Market under the symbol “FIBK.” The closing price of First Interstate Class A common stock on November 17, 2016, the day the merger agreement was signed, was $38.40, which, based on the 0.14864 exchange ratio and $1.91 in cash, represented a value of $7.62 per share of Cascade common stock, or total merger consideration of $581.1 million. The closing price of First Interstate Class A common stock on April 5, 2017, the most recent practicable trading day before the date of this document, was $38.50, which represented a value of $7.63 per share of Cascade common stock based on the exchange ratio and cash consideration, or total merger consideration of $581.9 million. The market prices for both Cascade common stock and First Interstate Class A common stock will fluctuate before the merger. We urge you to obtain current market quotations for both Cascade common stock and First Interstate Class A common stock.

The places, dates and times of the shareholder meetings are as follows:

For First Interstate shareholders:	For Cascade shareholders:
First Interstate Bank Operations Center	Cascade Bank
1800 Sixth Avenue North	1100 N.W. Wall Street
Billings, Montana 59101	Bend, Oregon 97703
May 24, 2017	May 24, 2017
4:00 p.m., local time	4:30 p.m., local time

The board of directors of each of First Interstate and Cascade has unanimously determined that the merger is in the best interests of its respective shareholders and recommends that its respective shareholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the approval of the other proposals described in this document.

This document contains information that you should consider in evaluating the proposed merger. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 16 for a discussion of certain risk factors relating to the merger. You can also obtain information about First Interstate and Cascade from documents filed with the Securities and Exchange Commission.

We look forward to seeing you at the shareholder meetings and we appreciate your continued support.

Kevin P. Riley	Terry E. Zink
President and Chief Executive Officer	President and Chief Executive Officer
First Interstate BancSystem, Inc.	Cascade Bancorp

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or completeness of this document. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint proxy statement/prospectus dated [●], 2017

and first mailed to shareholders of First Interstate and Cascade on or about [●], 2017.

REFERENCES TO AVAILABLE INFORMATION

This joint proxy statement/prospectus, which we refer to as “this document,” incorporates important business and financial information about First Interstate and Cascade from documents filed with the U.S. Securities and Exchange Commission, which we refer to in this document as the “SEC,” that have not been included in or delivered with this document. You may read and copy these documents at the SEC’s public reference room located at 100 F Street, NE, Washington, DC 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, NE, Washington, DC 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov. See “Where You Can Find More Information” on page 172.

You also may request orally or in writing copies of these documents at no cost by contacting the appropriate company at the following address:

First Interstate BancSystem, Inc. 401 North 31st Street Billings, Montana 59116 Attention: Kirk D. Jensen Telephone: (406) 255-5304	Cascade Bancorp 1100 N.W. Wall Street P.O. Box 369 Bend, Oregon 97703 Attention: Investor Relations Telephone: (541) 617-3513

If you are a First Interstate shareholder or Cascade shareholder and would like to request documents from First Interstate or Cascade, please do so by May 17, 2017 to receive them before the shareholder meetings.

This document is also available on First Interstate’s website at www.fibk.com under the heading “SEC Filings” and on Cascade’s website at www.botc.com under the “About Us” link, then under the heading “Investor Information” and then under the heading “SEC Filings.” The information on First Interstate’s and Cascade’s websites is not part of this document. References to First Interstate’s and Cascade’s websites in this document are intended to serve as textual references only.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by First Interstate, constitutes a prospectus of First Interstate under the Securities Act of 1933, as amended, which we refer to in this document as the “Securities Act,” with respect to the shares of First Interstate Class A common stock to be issued to Cascade shareholders, as required by the merger agreement. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to in this document as the “Exchange Act,” and a notice of meeting with respect to the annual meeting of shareholders of First Interstate and the special meeting of shareholders of Cascade.

You should rely only on the information contained in this document. No one has been authorized to provide you with information that is different from the information contained in this document. This document is dated [●], 2017. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to either First Interstate shareholders or Cascade shareholders nor the issuance by First Interstate of its common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding First Interstate has been provided by First Interstate and information contained in this document regarding Cascade has been provided by Cascade.

FIRST INTERSTATE BANCSYSTEM, INC.

401 North 31st Street

Billings, Montana 59116

Notice of Annual Meeting of Shareholders to be held on May 24, 2017

To the Shareholders of First Interstate:

The annual meeting of shareholders of First Interstate BancSystem, Inc. will be held at 4:00 p.m., local time, on May 24, 2017 at the First Interstate Bank Operation Center, 1800 Sixth Avenue North, Billings, Montana 59101. Any adjournments or postponements of the annual meeting will be held at the same location.

The purpose of the annual meeting is to:

1.	Vote on a proposal to approve and adopt the merger agreement, dated as of November 17, 2016, by and between First Interstate BancSystem, Inc. and Cascade Bancorp pursuant to which Cascade will merge with and into First Interstate. A copy of the merger agreement is included as Annex A to the accompanying joint proxy statement/prospectus;

2.	Vote on the amended and restated articles of incorporation of First Interstate;

3.	Vote on a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to approve and adopt the merger agreement or the amended and restated articles of incorporation of First Interstate;

4.	Elect four directors to serve three-year terms or until their respective successors have been elected and appointed;

5.	Vote on a non-binding advisory resolution on executive compensation;

6.	Conduct a non-binding advisory vote on the frequency of future advisory votes on executive compensation;

7.	Ratify the appointment of RSM US LLP as the independent registered public accounting firm for First Interstate for the year ending December 31, 2017;

8.	Vote on the amended and restated bylaws of First Interstate; and

9.	Transact such other business as may be properly presented at the annual meeting and any adjournments or postponements of the annual meeting.

All of these items are described in more detail in the accompanying joint proxy statement/prospectus and its annexes. We urge you to read these materials carefully. The enclosed document forms a part of this notice.

First Interstate’s board of directors unanimously recommends that First Interstate shareholders vote “FOR” each of the proposals, “FOR” each of the director nominees and for the option of “Two Years” for the frequency of future advisory votes on executive compensation.

First Interstate shareholders of record as of the close of business on March 17, 2017 are entitled to notice of, and to vote at, the annual meeting and any adjournments or postponements of the annual meeting.

Your vote is very important. Your proxy is being solicited by First Interstate’s board of directors. For the proposed merger to be completed, the proposal to approve and adopt the merger agreement must be approved by the affirmative vote of holders of two-thirds of the voting power of First Interstate Class A common stock and First Interstate Class B common stock, voting together as a single class.

Whether or not you plan to attend the annual meeting, we urge you to vote. Shareholders of record may vote:

•	By internet—access http://www.voteproxy.com and follow the on-screen instructions;

•	By telephone—call 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 in foreign countries from any touch-tone telephone and follow the instructions;

•	By mail—complete, sign, date and mail your proxy card in the envelope provided as soon as possible; or

•	In person—vote your shares in person by attending the annual meeting.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, Laurel Hill Advisory Group, LLC, toll free at (888) 742-1305.

By Order of the Board of Directors,

Kirk D. Jensen

Corporate Secretary

Billings, Montana

[●], 2017

CASCADE BANCORP

1100 N.W. Wall Street

Bend, Oregon 97703

Notice of Special Meeting of Shareholders to be held May 24, 2017

To the Shareholders of Cascade:

The special meeting of shareholders of Cascade Bancorp will be held at 4:30 p.m., local time, on May 24, 2017 at Cascade’s headquarters located at 1100 N.W. Wall Street, Bend, Oregon 97703. Any adjournments or postponements of the special meeting will be held at the same location.

The purpose of the special meeting is to:

1.	Vote on a proposal to approve and adopt the merger agreement, dated as of November 17, 2016, by and between First Interstate BancSystem, Inc. and Cascade Bancorp pursuant to which Cascade will merge with and into First Interstate. A copy of the merger agreement is included as Annex A to the accompanying joint proxy statement/prospectus;

2.	Vote on a non-binding advisory resolution approving the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger;

3.	Vote on a non-binding advisory basis to approve the amended and restated articles of incorporation of First Interstate;

4.	Vote on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve and adopt the merger agreement; and

5.	Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

All of these items are described in more detail in the accompanying joint proxy statement/prospectus and its annexes. We urge you to read these materials carefully. The enclosed document forms a part of this notice.

Cascade’s board of directors unanimously recommends that Cascade shareholders vote “FOR” each of the proposals.

Cascade shareholders of record as of the close of business on March 17, 2017 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important. Your proxy is being solicited by Cascade’s board of directors. For the proposed merger to be completed, the proposal to approve and adopt the merger agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of Cascade common stock entitled to vote.

Whether or not you plan to attend the special meeting, we urge you to vote. Shareholders of record may vote:

•	By internet—access http://www.proxyvote.com and follow the on-screen instructions;

•	By telephone—call 1-800-690-6903 from any touch-tone telephone and follow the instructions;

•	By mail—complete, sign, date and mail your proxy card in the envelope provided as soon as possible; or

•	In person—vote your shares in person by attending the special meeting.

By Order of the Board of Directors,

Andrew J. Gerlicher

Corporate Secretary

Bend, Oregon

[●], 2017

PAGE
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS	1
SUMMARY	8
RISK FACTORS	16
CAUTION ABOUT FORWARD-LOOKING STATEMENTS	22
SELECTED HISTORICAL FINANCIAL INFORMATION	24
Selected Historical Financial Data of First Interstate	24
Selected Historical Financial Data of Cascade	26
SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED DATA	27
UNAUDITED COMPARATIVE PER SHARE DATA	28
MARKET PRICE AND DIVIDEND INFORMATION	29
ANNUAL MEETING OF FIRST INTERSTATE SHAREHOLDERS	30
Date, Time and Place of Meeting	30
Purpose of the Meeting	30
Who Can Vote at the Meeting	30
Quorum; Vote Required	31
Shares Held by First Interstate Officers and Directors and by Cascade	31
Voting and Revocability of Proxies	31
Participants in the 401(k) Plan	33
Solicitation of Proxies	33
Proposal No. 1 Approval and Adoption of the Agreement and Plan of Merger	33
Proposal No. 2 Approval of the Amended and Restated Articles of Incorporation of First Interstate	33
Proposal No. 3 Adjournment of the Annual Meeting	34
Proposal No. 4 Election of Directors	35
Proposal No. 5 Non-Binding Advisory Vote to Approve Executive Compensation	42
Proposal No. 6 Non-Binding Advisory Vote on the Frequency of Future Advisory Votes on Executive Compensation	43
Proposal No. 7 Ratification of the Independent Registered Public Accounting Firm	44
Proposal No. 8 Approval of the Amended and Restated Bylaws of First Interstate	48
SPECIAL MEETING OF CASCADE SHAREHOLDERS	49
Date, Time and Place of Meeting	49
Purpose of the Meeting	49
Who Can Vote at the Meeting	49
Quorum; Vote Required	49
Shares Held by Cascade Officers and Directors and by First Interstate	50
Voting and Revocability of Proxies	50
Solicitation of Proxies	51
Proposal No. 1 Approval and Adoption of the Agreement and Plan of Merger	51
Proposal No. 2 Non-Binding Advisory Vote to Approve the Compensation That Will or May Become Payable to the Named Executive Officers of Cascade in Connection with the Merger	52
Proposal No. 3 Non-Binding Advisory Vote to Approve the Amended and Restated Articles of Incorporation of First Interstate	53
Proposal No. 4 Adjournment of the Special Meeting	54
DESCRIPTION OF THE MERGER	55
General	55
Consideration to be Received in the Merger	55
Background of and Cascade’s Reasons for the Merger	55
Recommendation of Cascade’s Board of Directors	66
Opinion of Cascade’s Financial Advisor	66
First Interstate’s Reasons for the Merger	77
Recommendation of First Interstate’s Board of Directors	79

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the First Interstate annual meeting and the Cascade special meeting. The companies urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you. Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this document?

A:	You are receiving this document because you are either a shareholder of First Interstate as of March 17, 2017, the record date for the annual meeting of First Interstate, or a shareholder of Cascade as of March 17, 2017, the record date for the special meeting of Cascade. This document is being used by the boards of directors of First Interstate and Cascade to solicit your proxy for use at the shareholder meetings. This document also serves as the prospectus for shares of First Interstate Class A common stock to be issued in exchange for shares of Cascade common stock in the merger.

Q:	What am I being asked to vote on? What is the proposed transaction?

A:	For First Interstate shareholders: You are being asked to vote on eight different proposals at the annual meeting:

1.	the approval and adoption of a merger agreement that provides for the merger of Cascade with and into First Interstate;

2.	the approval of amended and restated articles of incorporation for First Interstate;

3.	a proposal to adjourn the shareholder meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the meeting to approve and adopt the merger agreement and to approve the amended and restated articles of incorporation of First Interstate;

4.	the election of four directors to serve three-year terms or until their respective successors have been elected and appointed;

5.	a non-binding advisory resolution approving executive compensation;

6.	a non-binding advisory vote on the frequency of future advisory votes on executive compensation;

7.	the ratification of the appointment of RSM US LLP as the independent registered public accounting firm for First Interstate for the year ending December 31, 2017; and

8.	the approval of the amended and restated bylaws for First Interstate.

For Cascade shareholders: You are being asked to vote on the approval and adoption of a merger agreement that provides for the merger of Cascade with and into First Interstate. You are also being asked to vote on a non-binding advisory resolution approving the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger and to vote on a non-binding advisory basis to approve the amended and restated articles of incorporation for First Interstate. You are also being asked to vote on a proposal to adjourn the shareholder meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the meeting to approve and adopt the merger agreement.

Q:	What vote does First Interstate’s board of directors recommend?

A:

First Interstate’s board of directors has determined that the proposed merger is in the best interests of First Interstate shareholders, has unanimously approved the merger agreement and unanimously recommends that First Interstate shareholders vote “FOR” the approval and adoption of the merger agreement, “FOR” the approval of amended and restated articles of incorporation of First Interstate and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the merger agreement or the proposal to approve the amended and restated articles of incorporation of First Interstate.

First Interstate’s board of directors also unanimously recommends that you vote “FOR” each of the nominees for director, vote “FOR” the approval of the non-binding resolution approving the executive compensation, mark the “2 YEAR” box so that you have the opportunity to vote every two years on executive compensation, vote “FOR” ratification of RSM US LLP as independent registered public accounting firm and “FOR” the approval of the amended and restated bylaws of First Interstate.

Q:	What vote does Cascade’s board of directors recommend?

A:	Cascade’s board of directors has determined that the proposed merger is in the best interests of Cascade shareholders, has unanimously approved the merger agreement and unanimously recommends that Cascade shareholders vote “FOR” the approval and adoption of the merger agreement, “FOR” the approval of the non-binding resolution approving the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger, “FOR” the approval on a non-binding advisory basis of the amended and restated articles of incorporation of First Interstate and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the merger agreement.

Q:	Why do Cascade and First Interstate want to merge?

A:	Cascade believes that the proposed merger will provide Cascade shareholders with substantial benefits, and First Interstate believes that the merger will further its strategic growth plans, enhance its geographic diversity and provide access to attractive markets. As a larger company, First Interstate can provide a broader array of products and services to better serve its banking customers. For more information about the reasons for the merger, see “Description of the Merger—First Interstate’s Reasons for the Merger” on page 77 and “Description of the Merger—Background of and Cascade’s Reasons for the Merger” on page 55.

Q:	What equity stake will Cascade shareholders hold in First Interstate immediately following the merger?

A:	Following completion of the merger, current First Interstate shareholders will own in the aggregate approximately 65.9% of the outstanding shares of First Interstate Class A common stock and 80.0% of the aggregate outstanding shares of First Interstate Class A common stock and First Interstate Class B common stock which we refer to collectively in this document as “First Interstate common stock.” Immediately following completion of the merger, Cascade shareholders will own approximately 34.1% of the outstanding shares of First Interstate Class A common stock and 20.0% of the aggregate outstanding shares of First Interstate common stock, which equates to 7.6% of the voting power of First Interstate common stock.

Q:	What will Cascade shareholders be entitled to receive in the merger?

A:

Upon the completion of the merger, each share of Cascade common stock that you own immediately prior to the completion of the merger will be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest, which we refer to in this document as the “merger consideration.” The closing price of First Interstate Class A common stock on November 17, 2016, the day the merger agreement was signed, was $38.40, which, based on the 0.14864 exchange ratio and $1.91 in cash, represented a value of $7.62 per share of Cascade common stock, or total merger consideration of $581.1 million. The closing price of First Interstate Class A common stock on April 5, 2017, the most recent practicable trading day before the date of this document, was $38.50, which represented a value of $7.63 per share of Cascade common stock based on the exchange ratio and cash consideration, or total merger consideration of $581.9 million. The market prices for both Cascade common stock and First Interstate Class A common stock will fluctuate before the merger. The exchange ratio will not be adjusted as a result of any change in the trading price of First Interstate Class A common stock or Cascade common stock.

Q:	What happens if I am eligible to receive a fraction of a share of First Interstate Class A common stock as part of the stock merger consideration?

A:	If the aggregate number of shares of First Interstate Class A common stock that you are entitled to receive as part of the stock merger consideration includes a fraction of a share of First Interstate Class A common stock, you will receive cash instead of that fractional share. See the section entitled “Description of the Merger Agreement—Consideration to be Received in the Merger” beginning on page 55 of this document.

Q:	Will First Interstate pay dividends after the merger?

A:	First Interstate currently pays a quarterly dividend of $0.24 per share. Although First Interstate has paid quarterly dividends on its common stock without interruption for over 25 years, there is no guarantee that First Interstate will continue to pay dividends on its common stock or will continue to pay dividends at the same rate. All dividends on First Interstate common stock are declared at the discretion of First Interstate’s board of directors.

Q:	How do Cascade shareholders exchange their stock certificates?

A:	Shortly after the merger, First Interstate’s exchange agent will send instructions to Cascade’s shareholders on how and where to surrender their Cascade stock certificates after the merger is completed. Please do not send your Cascade stock certificates with your proxy card.

Q:	Are Cascade’s shareholders entitled to appraisal rights?

A:	No. Because Cascade common stock is traded on The Nasdaq Capital Market, Oregon law does not provide for appraisal rights in connection with the merger. Cascade is incorporated under Oregon law.

Q:	Is completion of the merger subject to any conditions besides shareholder approval?

A:	Yes. The merger must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied. For more information about the conditions to the completion of the merger, see “Description of the Merger—Conditions to Completing the Merger” on page 101 of this document.

Q:	When is the merger expected to be completed?

A:	We will complete the merger as soon as possible. Before that happens, the merger agreement must be approved and adopted by First Interstate’s shareholders and Cascade’s shareholders, the amended and restated articles of incorporation of First Interstate must be approved by First Interstate’s shareholders and we must obtain the necessary regulatory approvals, among other conditions. Assuming timely receipt of regulatory and shareholder approvals, we expect to complete the merger early in the third quarter of 2017.

Q:	Are there risks that I should consider in deciding whether to vote to approve and adopt the merger agreement?

A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 16 of this document.

Q:	What vote is required to approve and adopt the merger agreement?

A:	Holders of at least two-thirds of the outstanding shares of First Interstate common stock must vote in favor of the proposal to approve and adopt the merger agreement. Each share of First Interstate Class A common stock has one vote on each matter presented to shareholders and each share of First Interstate Class B common stock has five votes on each matter presented to shareholders, including the proposal to approve and adopt the merger agreement.

Holders of a majority of the outstanding shares Cascade common stock must vote in favor of the proposal to approve and adopt the merger agreement. Each share of Cascade common stock has one vote on each matter presented to shareholders, including the proposal to approve and adopt the merger agreement.

Q:	What vote is required to approve the items other than the merger agreement?

A:	For First Interstate shareholders: Approval of the amended and restated articles of incorporation of First Interstate requires the affirmative vote of the holders of the greater of: (1) a majority of the voting power of First Interstate Class A and Class B common stock, voting together as a single class; or (2) two-thirds of the voting power of First Interstate Class A common stock and First Interstate Class B common stock present in person or represented by proxy, voting together as a single class. Additionally, the approval of the amended and restated articles of incorporation of First Interstate requires the vote of the holders of a majority of the outstanding shares of First Interstate Class A common stock and First Interstate Class B common stock, each voting separately as a class.

Each of the proposals to (1) adjourn the meeting, if necessary, to permit further solicitation of proxies, (2) elect the nominees for directors, (3) approve the non-binding advisory resolution on executive compensation, (4) ratify RSM US LLP as the independent registered public accounting firm and (5) approve the amended and restated bylaws of First Interstate requires the affirmative vote of a majority of the votes cast, with First Interstate Class A common stock and First Interstate Class B common stock voting together as a single class.

The non-binding advisory vote on the frequency of future advisory votes on executive compensation will be determined by a plurality of the votes cast, meaning that the option with the greatest number of votes will be considered the recommendation of the shareholders.

For Cascade shareholders: Each of the proposals to (1) approve the non-binding advisory vote on the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger, (2) approve, on a non-binding advisory basis, the amended and restated articles of incorporation of First Interstate and (3) adjourn the meeting if necessary to permit further solicitation of proxies requires that the votes cast in favor of such proposal exceed the votes cast against such proposal.

Q:	What are the quorum requirements for the shareholder meetings?

A:	The presence in person or by proxy of shareholders holding a majority of the voting power of First Interstate common stock and Cascade common stock at their respective shareholder meetings will constitute a quorum.

Q:	When and where is the First Interstate annual meeting?

A:	The annual meeting of First Interstate shareholders is scheduled to take place at the First Interstate Bank Operation Center, 1800 Sixth Avenue North, Billings, Montana 59101 at 4:00 p.m., local time, on May 24, 2017.

Q:	When and where is the Cascade special meeting?

A:	The special meeting of Cascade shareholders is scheduled to take place at Cascade’s headquarters located at 1100 N.W. Wall Street, Bend, Oregon 97703 at 4:30 p.m., local time, on May 24, 2017.

Q:	Who is entitled to vote at the shareholder meetings?

A:	Holders of shares of First Interstate common stock at the close of business on March 17, 2017 are entitled to vote at the First Interstate annual meeting. As of the record date, 21,923,892 shares of First Interstate Class A common stock were outstanding and entitled to vote and 23,217,418 shares of First Interstate Class B common stock were outstanding and entitled to vote.

Holders of shares of Cascade common stock at the close of business on March 17, 2017 are entitled to vote at the Cascade special meeting. As of the record date, 75,060,030 shares of Cascade common stock were outstanding and entitled to vote.

Q:	If I plan to attend the shareholder meeting in person, should I still return my proxy?

A:	Yes. Whether or not you plan to attend the shareholder meeting, you should promptly submit your proxy so that your shares will be voted at the meeting. The failure of a shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the merger agreement and, for First Interstate shareholders, a vote “AGAINST” the amended and restated articles of incorporation of First Interstate.

Q:	What do I need to do now to vote my shares of common stock?

A:	For First Interstate shareholders: If you are a “shareholder of record,” you can vote your shares as follows:

•	via internet at http://www.voteproxy.com;

•	via telephone by calling 1-800-PROXIES in the United States or 1-718-921-8500 in foreign countries;

•	by completing and returning the proxy card that is enclosed; or

•	by voting in person at the meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

For Cascade shareholders: If you are a “shareholder of record,” you can vote your shares as follows:

•	via internet at http://www.proxyvote.com;

•	via telephone by calling 1-800-690-6903;

•	by completing and returning the proxy card that is enclosed; or

•	by voting in person at the meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

Q:	How do I change my vote after I have submitted my proxy?

A:	You may change your vote at any time before your proxy is voted at the meeting by: (1) filing with the Corporate Secretary a duly executed revocation of proxy; (2) submitting a new proxy card with a later date; (3) voting again via the internet or by telephone; or (4) voting in person at the meeting (your attendance at the meeting will not by itself revoke your proxy).

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:

Your broker, bank or other nominee will not be able to vote your shares of common stock on the proposal to approve and adopt the merger agreement or on certain other proposals unless you provide instructions on how to vote. However, for First Interstate shareholders, your broker, bank or other nominee will be able to vote your shares of common stock on the proposal to ratify RSM US LLP as the independent registered public accounting firm even if you do not provide instructions on how to vote. Please instruct your broker, bank or other nominee how to vote your shares, following the directions that your broker, bank or other nominee provides. If you do not provide instructions to your broker, bank or other nominee, your shares will not be voted, and this will have the effect of voting “AGAINST” the merger agreement and a vote “AGAINST” the amended and restated articles of incorporation of First Interstate. Please review the instructions from your broker, bank or other nominee to see if your broker, bank or other nominee offers telephone or internet voting.

Q:	What are the deadlines for voting?

A:	You may: (1) vote by mail at any time before the meeting as long as your proxy is received before the time of the meeting; or (2) vote by internet or telephone by 11:59 p.m., Eastern time on May 23, 2017.

If your shares are held in “street name,” you must vote your shares according to the voting instructions form by the deadline set by your broker, bank or other nominee.

Q:	As a First Interstate shareholder, why am I being asked to vote on the amended and restated articles of incorporation?

A:	The changes to the articles of incorporation of First Interstate generally provide that the holders of First Interstate Class A common stock and First Interstate Class B common stock will receive the same consideration in certain mergers and other transactions unless the merger or other transaction is approved by holders of 70% of First Interstate Class A common stock, voting as a separate class.

Q:	What will happen if the First Interstate shareholders do not approve the amended and restated articles of incorporation of First Interstate?

A:	Approval of the amended and restated articles of incorporation of First Interstate is a condition to completion of the merger. Therefore, if the merger is approved by the shareholders but the amended and restated articles of incorporation of First Interstate are not, we will not complete the merger unless the condition is waived by First Interstate and Cascade.

Q:	As a Cascade shareholder, why am I being asked to cast a non-binding advisory vote to approve the compensation that will or may become payable to Cascade’s named executive officers in connection with the merger?

A:	The SEC adopted rules that require Cascade to seek a non-binding advisory vote with respect to certain “golden parachute” compensation that will or may become payable to Cascade’s named executive officers in connection with the merger.

Q:	What will happen if Cascade shareholders do not approve the compensation that will or may become payable to Cascade’s named executive officers in connection with the merger?

A:	The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on Cascade or First Interstate. Approval of the compensation that will or may become payable to Cascade’s named executive officers is not a condition to completion of the merger. Therefore, if the merger agreement is approved by Cascade’s shareholders and the merger is subsequently completed, the compensation will still be paid to Cascade’s named executive officers, whether or not Cascade shareholders approve the compensation at the meeting.

Q:	As a Cascade shareholder, why am I being asked to vote on a non-binding advisory basis to approve the amended and restated articles of incorporation of First Interstate?

A:

Although a separate vote on this proposal by Cascade’s shareholders is not required to effectuate the merger under applicable Oregon law, nor is it required by the merger agreement to complete the merger, Cascade shareholders are being given the opportunity to express their views on certain material amendments to an acquiror’s organizational documents, which in this case includes whether to approve the amended and restated articles of incorporation of First Interstate. However, the vote by Cascade shareholders to approve the amended and restated articles of incorporation of First Interstate is an advisory vote and will not be binding on Cascade or First Interstate. Therefore, if the merger agreement is approved by Cascade’s shareholders and the merger is subsequently completed, the amended and restated articles of incorporation will be amended at the completion of the merger.

Q:	What are the tax consequences of the merger to me?

A:	It is a condition to the completion of the merger that First Interstate and Cascade receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to in this document as the “Internal Revenue Code.” Subject to the limitations and qualifications described in the section entitled “Description of the Merger—Material U.S. Federal Income Tax Consequence of the Merger,” if you are a United States holder of Cascade common stock, you will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the First Interstate Class A common stock and cash you receive exceeds your tax basis in your Cascade common stock and (2) the amount of cash you receive (in each case excluding any cash received instead of fractional shares of Cascade common stock).

You should read “Description of the Merger—Material U.S. Federal Income Tax Consequence of the Merger” beginning on page 91 of this document for more information about the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	Who can answer my other questions?

A:	If you have more questions about the merger, the shareholder meetings or how to submit your proxy, or if you need additional copies of this document or a proxy card:

First Interstate	Cascade
Shareholders should contact:	Shareholders should contact:
Laurel Hill Advisory Group, LLC 2 Robbins Lane, Suite 201 Jericho, New York 11753 (888) 742-1305	Cascade Bancorp 1100 N.W. Wall Street P.O. Box 369 Bend, Oregon 97703 Attention: Investor Relations (541) 617-3513

SUMMARY

This summary highlights selected information in this document and does not contain all of the information that may be important to you. For more information about the merger, the merger agreement and the shareholder meetings, you should read this entire document carefully, including the annexes and the documents attached to or incorporated by reference into this document.

The Companies

First Interstate BancSystem, Inc.

401 North 31st Street

Billings, Montana 59116

(406) 255-5304

First Interstate, a Montana corporation, is a bank holding company headquartered in Billings, Montana. First Interstate Class A common stock is listed on The Nasdaq Global Select Market under the symbol “FIBK.” It is the parent company of First Interstate Bank, a Montana-chartered bank. First Interstate Bank is a community oriented bank that conducts a full-service banking business through 81 offices, including online and mobile banking services, throughout Montana, Wyoming and South Dakota. At December 31, 2016, First Interstate had total assets of $9.06 billion, total deposits of $7.38 billion and shareholders’ equity of $982.6 million.

Cascade Bancorp

1100 N.W. Wall Street

Bend, Oregon 97703

(877) 617-3400

Cascade, an Oregon corporation, is a bank holding company headquartered in Bend, Oregon. Cascade common stock is listed on The Nasdaq Capital Market under the symbol “CACB.” Cascade conducts its operations primarily through its wholly owned subsidiary, Bank of the Cascades, an Oregon-chartered bank originally founded in 1977. Cascade Bank provides full-service community banking through its 46 banking offices in Oregon, Idaho and Washington. As of December 31, 2016, Cascade had total assets of $3.08 billion, total deposits of $2.66 billion and total shareholders’ equity of $369.7 million.

Annual Meeting of First Interstate Shareholders; Required Vote (page 30)

An annual meeting of First Interstate shareholders is scheduled to be held at the First Interstate Bank Operation Center, 1800 Sixth Avenue North, Billings, Montana 59101 at 4:00 p.m. local time, on May 24, 2017. At the annual meeting, First Interstate shareholders will be asked to vote on the approval and adoption of the merger agreement that provides for the merger of Cascade with and into First Interstate. First Interstate shareholders will also be asked to vote to approve the amended and restated articles of incorporation of First Interstate and on a proposal to adjourn the annual meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the annual meeting to approve and adopt the merger agreement or approve the amended and restated articles of incorporation of First Interstate.

Additionally, First Interstate shareholders will be asked to vote to: (1) elect the nominees for directors; (2) approve the non-binding advisory resolution on executive compensation; (3) approve the non-binding advisory vote on the frequency of future advisory votes on executive compensation; (4) ratify RSM US LLP as the independent registered public accounting firm; and (5) approve the amended and restated bylaws of First Interstate.

Only First Interstate shareholders of record as of the close of business on March 17, 2017 are entitled to notice of, and to vote at, the First Interstate annual meeting and any adjournments or postponements of the meeting.

Approval and adoption of the merger agreement requires the affirmative vote of holders of two-thirds of the voting power of First Interstate common stock. Approval of the amended and restated articles of incorporation of First Interstate requires the affirmative vote of the holders of the greater of: (1) a majority of the voting power of First Interstate Class A and First Interstate Class B common stock, voting together as a single class; or (2) two-thirds of the voting power of First Interstate Class A and First Interstate Class B common stock present in person or represented by proxy at the annual meeting, voting together as a single class. Additionally, the approval of the amended and restated articles of incorporation of First Interstate requires the vote of the holders of a majority of the outstanding shares of the First Interstate Class A common stock and First Interstate Class B common stock, each voting separately as a class.

The affirmative vote of a majority of the votes of First Interstate common stock cast is required to (1) adjourn the meeting if necessary to permit further solicitation of proxies, (2) elect the nominees for directors, (3) approve the non-binding advisory resolution on executive compensation, (4) ratify RSM US LLP as the independent registered public accounting firm and (5) approve the amended and restated bylaws of First Interstate. Additionally, the non-binding advisory vote on the frequency of future advisory votes on executive compensation will be determined by a plurality of the votes cast, meaning that the option with the greatest number of votes will be considered the recommendation of the shareholders.

As of the record date, there were 21,923,892 shares of First Interstate Class A common stock outstanding and 23,217,418 shares of First Interstate Class B common stock outstanding. The directors and executive officers of First Interstate, and their affiliates, as a group, beneficially owned 12,013,715 shares of First Interstate Class A common stock and 11,454,599 shares or First Interstate Class B common stock, which collectively represented 41.9% of the voting power of First Interstate common stock as of the record date. All of the directors of First Interstate, who collectively owned 491,907 shares of First Interstate Class A common stock and 11,454,599 shares of First Interstate Class B common stock, which collectively represented 41.9% of the voting power of First Interstate common stock as of the record date, have entered into voting agreements with Cascade pursuant to which they agreed to vote their shares of First Interstate common stock in favor of the merger agreement and the amended and restated articles of incorporation of First Interstate at the annual meeting.

Special Meeting of Cascade Shareholders; Required Vote (page 49)

A special meeting of Cascade shareholders is scheduled to be held at Cascade’s headquarters located at 1100 N.W. Wall Street, Bend, Oregon 97703 at 4:30 p.m. local time, on May 24, 2017. At the special meeting, Cascade shareholders will be asked to vote on the approval and adoption of the merger agreement that provides for the merger of Cascade with and into First Interstate. Cascade shareholders will also be asked to vote to approve a non-binding advisory resolution approving the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger, to approve on a non-binding advisory basis the amended and restated articles of incorporation of First Interstate and on a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the special meeting to approve and adopt the merger agreement.

Only Cascade shareholders of record as of the close of business on March 17, 2017 are entitled to notice of, and to vote at, the Cascade special meeting and any adjournments or postponements of the meeting.

Approval and adoption of the merger agreement requires the affirmative vote of holders of a majority of the outstanding shares of Cascade common stock entitled to vote. Each of the proposals to (1) approve the non-binding advisory vote on the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger, (2) approve, on a non-binding advisory basis, the amended and restated articles of incorporation of First Interstate and (3) adjourn the meeting if necessary to permit further solicitation of proxies requires that the votes cast in favor of each proposal exceed the votes cast against each proposal.

As of the record date, there were 75,060,030 shares of Cascade common stock outstanding. The directors and executive officers of Cascade, and their affiliates, as a group, beneficially owned 30,168,784 shares of Cascade common stock, representing 40.2% of the outstanding shares of Cascade common stock as of the record date. All of the directors and certain shareholders of Cascade, who collectively own 41,399,141 shares of Cascade common stock, which represents 55.2% of the outstanding shares of Cascade common stock as of the record date, have agreed to vote their shares in favor of the merger agreement at the special meeting.

The Merger and the Merger Agreement (page 55)

First Interstate’s acquisition of Cascade is governed by a merger agreement. The merger agreement provides that, if all of the conditions to the completion of the merger are satisfied or waived, Cascade will be merged with and into First Interstate, with First Interstate as the surviving entity. Immediately following the merger, Cascade Bank will merge with and into First Interstate Bank, with First Interstate Bank as the surviving entity. We encourage you to read the merger agreement, which is included as Annex A to this document.

What Cascade Shareholders Will Receive in the Merger (page 55)

Upon completion of the merger, each share of Cascade common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest. Immediately following completion of the merger, Cascade shareholders will own approximately 34.1% of the outstanding shares of First Interstate Class A common stock and 20.0% of the aggregate outstanding shares of First Interstate common stock, which equates to 7.6% of the voting power of First Interstate common stock.

Comparative Market Prices (page 29)

The following table shows the closing price per share of First Interstate Class A common stock, the closing price per share of Cascade common stock and the equivalent price per share of Cascade common stock, giving effect to the merger, on November 17, 2016, which is the last day on which shares of each of First Interstate Class A common stock and Cascade common stock traded preceding the public announcement of the proposed merger, and on April 5, 2017, the most recent practicable date before the mailing of this document. The implied value of one share of Cascade common stock is computed by multiplying the price of a share of First Interstate Class A common stock by the 0.14864 exchange ratio and adding the $1.91 in cash to be received by a Cascade shareholder.

	First Interstate Common Stock	Cascade Common Stock	Implied Value of One Share of Cascade Common Stock
November 17, 2016	$38.40	$6.94	$7.62
April 5, 2017	38.50	7.55	7.63

Treatment of Cascade Equity Awards (page 90)

At the effective time of the merger, each option to purchase shares of Cascade common stock outstanding immediately before the effective time of the merger, whether or not vested, will be cancelled and, upon First Interstate’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of Cascade common stock subject to the stock option multiplied by (2) the amount by which the merger consideration exceeds the exercise price of such option, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the sum of the cash consideration and the product of the exchange ratio times the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on the fifth day before the closing date of the merger.

At the effective time of the merger, each outstanding share of restricted stock will vest and be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest.

At the effective time of the merger, each Cascade restricted stock unit outstanding immediately before the effective time of the merger, whether or not vested, will be cancelled in exchange for a cash payment equal to the product of (1) the number of shares of Cascade common stock subject to the restricted stock unit multiplied by (2) the merger consideration, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the sum of the cash consideration and the product of the exchange ratio times the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on the fifth day before the closing date of the merger.

If the price of First Interstate Class A common stock used in determining the payments to Cascade’s equity holders was $38.50, which was the closing price of First Interstate Class A common stock on April 5, 2017, the most recent practicable trading before the date of this document, the aggregate payments made to holders of outstanding Cascade stock options and Cascade restricted stock units would be approximately $9.5 million and $437,138, respectively.

Recommendation of First Interstate Board of Directors (page 79)

First Interstate’s board of directors has unanimously approved the merger agreement. First Interstate’s board of directors believes that the merger agreement, including the bank merger agreement under which Cascade Bank will merge with and into First Interstate Bank, is fair to, and in the best interests of, First Interstate and its shareholders, and therefore unanimously recommends that First Interstate shareholders vote “FOR” the proposal to approve and adopt the merger agreement. In reaching this decision, First Interstate’s board of directors considered many factors, including the factors described in the section entitled “Description of the Merger—First Interstate’s Reasons for the Merger” beginning on page 77.

Opinion of First Interstate’s Financial Advisor (page 79)

First Interstate engaged Barclays Capital Inc., which we refer to in this document as “Barclays,” to act as its financial advisor with respect to a possible purchase of Cascade, pursuant to an engagement letter dated October 13, 2016. In deciding to approve the proposed merger, First Interstate’s board of directors considered the oral opinion of Barclays, confirmed by delivery of a written opinion, dated November 16, 2016, to First Interstate’s board of directors to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by First Interstate in the proposed merger was fair to First Interstate, from a financial point of view.

The full text of Barclays’ written opinion, dated as of November 16, 2016, is attached as Annex B to this document. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

Recommendation of Cascade Board of Directors (page 66)

Cascade’s board of directors has unanimously approved the merger agreement. Cascade’s board of directors believes that the merger agreement, including the bank merger agreement pursuant to which Cascade Bank will merge with and into First Interstate Bank, is fair to, and in the best interests of, Cascade and its shareholders, and therefore unanimously recommends that Cascade shareholders vote “FOR” the proposal to approve and adopt the merger agreement. In its reaching this decision, Cascade’s board of directors considered many factors, including the factors described in the section entitled “Description of the Merger—Background of and Cascade’s Reasons for the Merger” beginning on page 55.

Opinion of Cascade’s Financial Advisor (page 66)

In deciding to approve the merger agreement, Cascade’s board of directors considered the opinion of Piper Jaffray and Co., which we refer to in this document as “Piper Jaffray.” Piper Jaffray, which served as Cascade’s financial advisor, delivered its opinion dated November 16, 2016 that the merger consideration is fair to the holders of Cascade common stock from a financial point of view.

The full text of Piper Jaffray’s written opinion, dated as of November 16, 2016, is attached as Annex C to this document. Piper Jaffray’s written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Piper Jaffray in rendering its opinion. You are encouraged to read the opinion carefully in its entirety.

No Appraisal Rights for Cascade Shareholders

Because Cascade is an Oregon corporation and Cascade common stock is listed on the Nasdaq Capital Market, a national securities exchange, under Oregon law, Cascade shareholders will not be entitled to appraisal rights in connection with the merger with respect to their shares of Cascade common stock.

Regulatory Approvals (page 94)

Under the terms of the merger agreement, the bank merger cannot be completed unless it is first approved by the Board of Governors of the Federal Reserve System, which we refer to in this document as the “Federal Reserve Board,” the Montana Division of Banking and Financial Institutions, which we refer to in this document as the “Montana Division,” and the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Financial Regulation, which we refer to in this document as the “Oregon Division.” First Interstate must also receive the prior approval of, or waiver from, the Federal Reserve Board for the merger. First Interstate has received approvals from the Federal Reserve Board, the Montana Division and the Oregon Division.

Conditions to Completing the Merger (page 101)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•	approval and adoption of the merger agreement by the shareholders of First Interstate and of Cascade;

•	approval of the amended and restated articles of incorporation of First Interstate by First Interstate shareholders;

•	filing by First Interstate of a form with Nasdaq for the listing of shares of First Interstate Class A common stock to be issued in the merger and Nasdaq has authorized and not objected to the listing of such shares of First Interstate Class A common stock;

•	approval of the merger and bank merger by the appropriate regulatory authorities;

•	receipt by each party of an opinion from its legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization under the Internal Revenue Code;

•	the accuracy of the representations and warranties in the merger agreement, subject to certain materiality or material adverse effect qualifications described in the merger agreement; and

•	the performance in all material respects of their respective obligations under the merger agreement.

Termination (page 109)

The merger agreement may be terminated by mutual written consent of First Interstate and Cascade at any time before the completion of the merger. Additionally, subject to conditions and circumstances described in the merger agreement, either First Interstate or Cascade may terminate the merger agreement if, among other things, any of the following occur:

•	a required regulatory approval is denied or a governmental authority permanently enjoins or prohibits the merger;

•	the merger has not been completed by November 17, 2017; provided, that if all the conditions to completing the merger have been satisfied by November 17, 2017 except for the receipt of required regulatory approvals, either First Interstate or Cascade may extend the termination date under this provision by six months;

•	by either party, if the other party breaches a covenant or agreement or if any representation or warranty of the other party has become untrue (subject to the materiality standard contained in the merger agreement) and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to the party in default; or

•	First Interstate shareholders or Cascade shareholders do not approve and adopt the merger agreement or First Interstate shareholders do not approve the amended and restated articles of incorporation of First Interstate.

First Interstate may terminate the merger agreement if Cascade breaches its agreements in any material respect regarding the solicitation of other acquisition proposals and the submission of the merger agreement to shareholders, or if Cascade’s board of directors does not recommend approval and adoption of the merger agreement in this document or withdraws or revises its recommendation in a manner adverse to First Interstate.

Cascade may terminate the merger agreement if First Interstate breaches its agreements in any material respect regarding the submission of the merger agreement to First Interstate’s shareholders, or if First Interstate’s board of directors does not recommend approval and adoption of the merger agreement in this document or withdraws or revises its recommendation to First Interstate’s shareholders in a manner adverse to Cascade.

Cascade may terminate the merger agreement to enter into an agreement with respect to a superior proposal to be acquired by a third party but only if the failure to enter into such third party acquisition proposal would be more likely than not to result in a violation of the Cascade’s board of directors’ fiduciary duties and subject to other conditions described in the merger agreement. Before this termination right can be exercised, First Interstate would have the right to propose an amendment or modification to the merger agreement.

Termination Fee (page 110)

Cascade will be required to pay First Interstate a termination fee of $22.1 million if, among other things, Cascade terminates the merger agreement to enter into a superior proposal; First Interstate terminates the merger agreement if Cascade breaches in any material respect its agreements regarding the solicitation of other acquisition proposals and the submission of the merger agreement to shareholders; or if First Interstate terminates the merger agreement because Cascade’s board of directors does not recommend approval of the merger agreement in this document or withdraws or revises its recommendation in a manner adverse to First Interstate. First Interstate will pay the same termination fee to Cascade if Cascade terminates the merger agreement because First Interstate breaches in any material respect its agreements regarding the submission of the merger agreement to shareholders or if First Interstate’s board of directors does not recommend approval of the merger agreement in this document or withdraws or revises its recommendation to First Interstate’s shareholders in a manner adverse to Cascade.

Interests of Cascade’s Directors and Executive Officers in the Merger (page 95)

In considering the information contained in this document, you should be aware that Cascade’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Cascade shareholders generally. These interests include, among other things:

•	employment agreements between Cascade and each of Terry E. Zink, President and Chief Executive Officer of Cascade, Charles N. Reeves, Executive Vice President and Chief Operating Officer of Cascade, Gregory D. Newton, Executive Vice President and Chief Financial Officer of Cascade, Daniel J. Lee, Executive Vice President and Chief Credit Officer of Cascade and Peggy Biss, Executive Vice President and Chief Administrative Officer of Cascade, that each provide for cash severance payments and continued life insurance and non-taxable medical and dental benefits if the executive’s employment is voluntarily terminated for good reason or involuntarily terminated without cause within 12 months before or 18 months following a change in control;

•	First Interstate’s interest in retaining Charles N. Reeves, Executive Vice President and Chief Operating Officer of Cascade, as First Interstate’s Chief Banking Officer—West pursuant to which Mr. Reeves and First Interstate may enter into new compensatory arrangements;

•	the termination, accelerated vesting and payment of all outstanding Cascade stock options;

•	the acceleration of vesting of all outstanding Cascade restricted stock awards;

•	the termination of and payment for all outstanding Cascade restricted stock units, whether or not vested;

•	the appointment of two directors who are current directors of Cascade to First Interstate’s board of directors immediately following the merger; and

•	the rights of Cascade officers and directors under the merger agreement to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Board of Directors (page 133)

Immediately after the completion of the merger, First Interstate’s board of directors will consist of all the current directors of First Interstate and two current directors of Cascade.

Accounting Treatment of the Merger (page 91)

The merger will be accounted for using the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.

Certain Differences in Shareholder Rights (page 125)

When the merger is completed, Cascade shareholders will become First Interstate shareholders and their rights will be governed by Montana law and by First Interstate’s articles of incorporation (as amended and restated) and bylaws.

Material U.S. Federal Income Tax Consequence of the Merger (page 91)

It is a condition to the completion of the merger that First Interstate and Cascade receive written opinions from their respective counsel to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Subject to the limitations and qualifications described in the section entitled “Description of the Merger—Material U.S. Federal Income Tax Consequence of the

Merger,” if you are a United States holder of Cascade common stock, you will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the First Interstate Class A common stock and cash you receive exceeds your tax basis in your Cascade common stock, and (2) the amount of cash you receive (in each case excluding any cash received instead of fractional shares of Cascade common stock).

Gain that you recognize in connection with the merger generally will constitute capital gain, except that depending on certain facts specific to you, any gain recognized could instead be taxable as a dividend.

This tax treatment may not apply to all Cascade shareholders. Determining the actual tax consequences of the merger to Cascade shareholders can be complicated. Cascade shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

Litigation Relating to the Merger (page 111)

Following the announcement on November 17, 2016 of the execution of the merger agreement, three shareholders of Cascade filed putative class action lawsuits against Cascade, its directors, and First Interstate challenging the proposed transaction. Two of the complaints allege that the directors of Cascade breached their fiduciary duties in connection with their approval of the merger agreement and that First Interstate aided and abetted those alleged fiduciary breaches. The third complaint alleges that Cascade, its directors, and First Interstate violated provisions of the federal securities laws by failing to disclose material information about the proposed transaction. Other potential plaintiffs may also file additional lawsuits challenging the proposed transaction. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to First Interstate and Cascade, including any costs associated with the indemnification of directors and officers. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect First Interstate’s business, financial condition, results of operations and cash flows.

For more information, see “Description of the Merger—Litigation Relating to the Merger” beginning on page 111.

RISK FACTORS

In deciding how to vote, you should consider carefully all of the information included in this document and its annexes and all of the information incorporated by reference and the risk factors identified by First Interstate and Cascade with respect to their operations included in their filings with the SEC, including in each case the Annual Reports on Form 10-K for the year ended December 31, 2016. See “Where You Can Find More Information.” In addition, you should consider the following risk factors.

Because the market price of First Interstate Class A common stock will fluctuate and the exchange ratio will not be adjusted for such changes, Cascade shareholders cannot be sure of the market value of the merger consideration they will receive.

Upon the completion of the merger, each share of Cascade common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest. The exchange ratio is fixed in the merger agreement and will not be adjusted for changes in the market price of either First Interstate Class A common stock or Cascade common stock. The market value of the merger consideration may vary from the closing price of First Interstate Class A common stock on the date we announced the execution of the merger agreement, on the date that this document was mailed to Cascade shareholders and First Interstate shareholders, on the date of the special meeting of the Cascade shareholders or the annual meeting of the First Interstate shareholders and on the date we complete the merger. Therefore, at the time of the special meeting, Cascade shareholders will not know or be able to calculate the market value of the First Interstate Class A common stock they will receive upon completion of the merger. For example, based on the range of closing prices of First Interstate Class A common stock during the period from November 17, 2016, the last trading day before public announcement of the merger, through April 5, 2017, the last practicable date before the date of this document, the merger consideration represented a market value ranging from a low of $7.22 to a high of $8.65 for each share of Cascade common stock.

Neither First Interstate nor Cascade are permitted to terminate the merger agreement or resolicit the vote of their respective shareholders solely because of changes in the market price of their common stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations.

First Interstate may be unable to successfully integrate Cascade’s operations or retain Cascade’s employees, which could adversely affect the combined company.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include, among other things: integrating personnel with diverse business backgrounds; combining different corporate cultures; and retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will substantially benefit from the experience and expertise of certain key employees of Cascade who are expected to be retained by First Interstate. First Interstate may not be successful in retaining these employees for the time period necessary to successfully integrate Cascade’s operations with those of First Interstate. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operations of First Interstate following the merger.

Additionally, First Interstate may not be able to successfully achieve the level of cost savings, revenue enhancements and other synergies that it expects, and may not be able to capitalize upon the existing customer relationships of Cascade to the extent anticipated, or it may take longer, or be more difficult or expensive than expected, to achieve these goals. This could have an adverse effect on First Interstate’s business, results of operation and stock price.

Implementation of the various provisions of the Dodd-Frank Act—in particular provisions that are applicable to banks and bank holding companies with $10 billion or more in assets—may delay the receipt of regulatory approvals for the merger or increase the combined company’s operating costs or otherwise have a material effect on the combined company’s business, financial condition or results of operations after the merger.

The Dodd—Frank Wall Street Reform and Consumer Protection Act, which we refer to in this document as the “Dodd-Frank Act,” resulted in several requirements for new banking regulations with $10 billion or more in assets. As a result of the merger, the combined company is expected to surpass this threshold, and these provisions, subject to a phase-in period, may significantly increase compliance or operating costs of the combined company or otherwise have a significant impact on the business, financial condition and results of operations of the combined company. Such provisions include:

•	The Dodd-Frank Act created the Consumer Financial Protection Bureau, which we refer to in this document as the “CFPB,” which has broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. Currently, the Federal Reserve Board and the Montana Division examine First Interstate Bank for compliance with consumer protection laws. However, the CFPB has examination and enforcement authority over all banks with more than $10 billion in assets, and accordingly will assume examination and enforcement authority over the combined company following the merger.

•	The Dodd-Frank Act has limited the interchange fees for electronic debt transactions by a payment card issuer to $0.21 plus five basis points times the value of the transaction, plus up to $0.01 for fraud prevention costs. Following the merger, this will lower significantly our interchange or “swipe” revenue.

•	The Dodd-Frank Act established 1.35% as the minimum Deposit Insurance Fund reserve ratio and has adopted a plan under which it will meet the statutory minimum fund reserve ratio of 1.35% by September 30, 2020. The Dodd-Frank Act requires the FDIC to offset the effect of the increase in the statutory minimum fund reserve ratio to 1.35% from the former statutory minimum of 1.15% on institutions with assets less than $10 billion. Following the merger, we will not be entitled to benefit from the offset.

•	The Dodd-Frank Act requires a publicly traded bank holding company with $10 billion or more in assets to establish and maintain a risk committee responsible for oversight of enterprise-wide risk management practices, which must be commensurate with the bank’s structure, risk profile, complexity, activities and size.

•	A bank holding company with more than $10 billion in assets is required under the Dodd-Frank Act to conduct annual stress tests to determine whether the capital planning of the combined company, assessment of its capital adequacy and risk management practices adequately protect it and its affiliates in the event of an economic downturn. The combined company will be required to report the results of its annual stress tests to the Federal Reserve Board, and it will be required to consider the results of the combined company’s stress tests as part of its capital planning and risk management practices. Assuming the merger is consummated in the third quarter of 2017, the combined company is anticipated to be subject to the DFAST regime commencing on January 1, 2019, but well in advance of that date, the combined company will need to undertake the planning and other actions that it deems reasonably necessary to achieve timely compliance.

It is difficult to predict the overall compliance cost of these provisions, which will become effective (with a phase-in period) when the combined company surpasses $10 billion in consolidated assets as a result of the merger. However, compliance with these provisions will likely require additional staffing, engagement of external consultants and other operating costs that could have a material adverse effect on the future financial condition and results of operations of the combined company.

The success of the merger and integration of First Interstate and Cascade will depend on a number of uncertain factors that could materially and adversely affect the financial condition and results of operations of the combined company or prevent the combined company from realizing the anticipated benefits of the merger.

The success of the merger and the ability to realize the its anticipated benefits will depend on a number of factors, including:

•	First Interstate’s ability to integrate the branches acquired from Cascade Bank in the merger into its current operations;

•	First Interstate’s ability to limit the outflow of deposits held by its new customers in the acquired branches and to successfully retain and manage interest-earning assets acquired in the merger;

•	First Interstate’s ability to control the incremental non-interest expense from the acquired branches in a manner that enables it to maintain a favorable overall efficiency ratio;

•	First Interstate’s ability to retain and attract the appropriate personnel to staff the acquired branches; and

•	First Interstate’s ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches.

Integrating the acquired branches will be an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry generally. Integration efforts will also likely divert First Interstate’s management’s attention and resources. First Interstate may not be able to integrate the acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect First Interstate’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. First Interstate may also encounter unexpected difficulties or costs during the integration that could adversely affect its earnings and financial condition, perhaps materially. Additionally, the operation of the acquired branches may adversely affect First Interstate’s existing profitability, First Interstate may not be able to achieve results in the future similar to those achieved by its existing banking business or First Interstate may not be able to manage any growth resulting from the merger effectively.

The unaudited pro forma combined condensed financial statements included in this document are preliminary and the actual financial condition and results of operations of First Interstate after the merger may differ materially.

The unaudited pro forma combined condensed financial statements in this document are presented for illustrative purposes only and are not necessarily indicative of what First Interstate’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma combined condensed financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. The unaudited pro forma combined condensed financial statements reflect adjustments, which are based upon preliminary estimates, to record the Cascade identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in this document is preliminary, and final allocation of the purchase price will be based on the actual purchase price and the fair value of the assets and liabilities of Cascade as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, please see “Unaudited Combined Consolidated Pro Forma Financial Data” beginning on page 112.

Cascade and First Interstate will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Cascade or First Interstate. These uncertainties may impair Cascade’s or First Interstate’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Cascade or First Interstate to seek to change existing business relationships with Cascade or First Interstate. Retention of certain employees by Cascade or First Interstate may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with Cascade or First Interstate, Cascade’s business or First Interstate’s business could be harmed. In addition, subject to certain exceptions, Cascade has agreed to operate its business in the ordinary course prior to closing. See “Description of the Merger Agreement—Conduct of Business Before the Merger” for a description of the restrictive covenants applicable to Cascade and First Interstate.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Cascade.

Until the completion of the merger, with certain exceptions, Cascade is prohibited from initiating, soliciting, knowingly encouraging or taking other actions to facilitate any inquiries, discussions or the making of any proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than First Interstate. In addition, Cascade has agreed to pay a termination fee to First Interstate if the merger agreement is terminated in specified circumstances, including if Cascade terminates the merger agreement to enter into a superior proposal with another person. These provisions could discourage other companies from trying to acquire Cascade even though those other companies might be willing to offer greater value to Cascade’s shareholders than First Interstate has offered in the merger. See “Description of the Merger—Termination of the Merger Agreement” and “—Termination Fee” for more information about the termination fee and Cascade’s restrictions on solicitation.

Certain of Cascade’s officers and directors have interests that are different from, or in addition to, interests of Cascade’s shareholders generally.

The directors and certain officers of Cascade have interests in the merger that are different from, or in addition to, the interests of Cascade shareholders generally. These include: (1) employment and change in control agreements for certain officers of Cascade and Cascade Bank that provide for cash severance payments and continued health insurance benefits upon completion of the merger; (2) a cash payment in connection with the termination of all outstanding Cascade stock options; (3) the acceleration of vesting of all outstanding restricted stock awards; (4) a cash payment in connection with the termination of all outstanding Cascade restricted stock units; (5) the appointment of two directors of Cascade to the board of directors of First Interstate immediately following the merger; and (6) provisions in the merger agreement relating to indemnification and advancement of expenses of directors and officers and insurance for directors and officers of Cascade for events occurring before the merger.

For a more detailed discussion of these interests, see “Description of the Merger—Interests of Cascade’s Directors and Executive Officers in the Merger” beginning on page 95.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of First Interstate and Cascade.

There can be no assurance that the merger will be completed. If the merger is not completed, the ongoing businesses of First Interstate and Cascade may be adversely affected and First Interstate and Cascade will be subject to a number of risks, including the following:

•	First Interstate and Cascade will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor, proxy solicitation and printing fees;

•	under the merger agreement, Cascade and First Interstate are subject to certain restrictions on the conduct of their respective businesses before completing the merger, which may adversely affect its ability to execute certain of its business strategies if the merger is terminated; and

•	matters relating to the merger may require substantial commitments of time and resources by First Interstate and Cascade management, which could otherwise have been devoted to other opportunities that may have been beneficial to First Interstate and Cascade as independent companies, as the case may be.

In addition, if the merger is not completed, First Interstate and/or Cascade may experience negative reactions from the financial markets and from their respective customers and employees. First Interstate and/or Cascade also could be subject to litigation related to any failure to complete the merger or to proceedings commenced by First Interstate or Cascade against the other seeking damages or to compel the other to perform its obligations under the merger agreement. These factors and similar risks could have an adverse effect on the results of operation, business and stock prices of First Interstate and Cascade.

Both First Interstate and Cascade shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Each of First Interstate and Cascade shareholders currently have the right to vote in the election of their respective board of directors and on various other matters affecting their respective company. Upon the completion of the merger, Cascade’s shareholders will become shareholders of First Interstate with a percentage ownership of the combined organization that is substantially smaller than such shareholders’ percentage ownership of Cascade. Further, because shares of First Interstate Class A common stock will be issued to existing Cascade shareholders, the shareholders of First Interstate Class A common stock will have their ownership interests diluted by approximately 9.7% and voting interests diluted by approximately 1.2% and the shareholders of First Interstate Class B common stock will have their ownership interests diluted by approximately 10.4% and voting interests diluted by approximately 6.4%.

The reduced voting power of Cascade shareholders is further exacerbated due to the two classes of common stock that First Interstate maintains. First Interstate Class B common stock is entitled to five votes per share, while shares of First Interstate Class A common stock, which is what will be issued to Cascade shareholders, are entitled to one vote per share. As of March 17, 2017, members of the Scott family held 16,469,421 shares of First Interstate Class B common stock and, therefore, controlled in excess of 59.8% of the voting power of First Interstate’s outstanding common stock. As a result, the Scott family will be able to exert a significant degree of influence or actual control over First Interstate’s management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of First Interstate’s assets and any other significant transaction. This concentrated control will limit Cascade shareholders’ future ability to influence corporate matters, and the interests of the Scott family may not always coincide with First Interstate’s interests or your interests.

The fairness opinions obtained by each of First Interstate and Cascade from their respective financial advisors will not reflect changes in circumstances after the date of such fairness opinions.

Barclays, First Interstate’s financial advisor in connection with the merger, has delivered to the board of directors of First Interstate its opinion dated as of November 16, 2016. Piper Jaffray, Cascade’s financial advisor in connection with the merger, has delivered to the board of directors of Cascade its opinion dated as of November 16, 2016. The opinions of the respective financial advisors state that as of the respective date of each opinion, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of Cascade common stock pursuant to the merger agreement was fair from a financial point of view to First Interstate and Cascade shareholders, respectively. The opinions do not reflect changes that may occur or may have occurred after the date of such opinions, including changes to the operations and prospects of First Interstate or Cascade, changes in general market and economic conditions or regulatory or other factors. Any such changes, or changes in other factors on which each opinion is based, may materially alter or affect the estimated valuation conclusions reached in such opinions for First Interstate and Cascade.

Cascade shareholders do not have appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the merger consideration offered to shareholders in connection with the extraordinary transaction. Under Oregon law, shareholders do not have appraisal rights with respect to shares of any class of stock that were listed on a national securities exchange. Because Cascade is an Oregon corporation and Cascade common stock is listed on the Nasdaq Capital Market, a national securities exchange, holders of shares of Cascade common stock will not be entitled to appraisal rights in connection with the merger with respect to their shares of Cascade common stock.

The shares of First Interstate common stock to be received by Cascade shareholders as a result of the merger will have different rights from the shares of Cascade common stock.

Upon completion of the merger, Cascade shareholders will become First Interstate shareholders. Their rights as shareholders will be governed by Montana corporate law and the articles of incorporation and bylaws of First Interstate. The rights associated with Cascade common stock are governed by Oregon corporate law and the articles of incorporation and bylaws of Cascade and are different from the rights associated with First Interstate common stock. See the section of this document entitled “Comparison of Rights of Shareholders” beginning on page 125 for a discussion of the different rights associated with First Interstate common stock.

Pending litigation against First Interstate and Cascade could result in an injunction preventing the completion of the merger or a judgment resulting in the payment of damages.

Following the announcement on November 17, 2016 of the execution of the merger agreement, three shareholders of Cascade filed putative class action lawsuits against Cascade, its directors, and First Interstate challenging the proposed transaction. The outcome of any such litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to First Interstate and Cascade, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree or other legal restraint or prohibition that prevents consummating the merger, the bank merger or any of the other transactions contemplated by the merger agreement will be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect First Interstate’s business, financial condition, results of operations, and cash flows. For more information, see “Description of the Merger—Litigation Related to the Merger.”

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The sections of this document that contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Shareholder Meetings,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” “Description of the Merger—First Interstate’s Reasons for the Merger,” “Description of the Merger—Background of and Cascade’s Reasons for the Merger” and “Unaudited Prospective Financial Information of Cascade and First Interstate.” You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things:

•	changes in general economic and business conditions;

•	the inability to successfully manage the credit, liquidity, operational and business risks associated with each of our businesses, including, among others, risks of changes in market interest rates affecting the yields on our loans and other interest-earning assets, the rates we pay on our deposits and other liabilities and resulting effects on our net interest income, and declines in commercial real estate values in the markets served by us;

•	management’s assumptions and estimates used in applying the company’s critical accounting policies, including, among others, determining appropriate amounts of provisions for loan losses, may prove unreliable and or not predictive of actual results;

•	increased competition from other banks and financial services companies, many of which have greater resources than First Interstate and Cascade combined;

•	unfavorable political developments;

•	adverse changes in governmental or regulatory policies, including adverse interpretations of regulatory guidelines;

•	material litigation or investigations that might be initiated against First Interstate or Cascade;

•	increased costs of complying with regulatory and legal requirements;

•	the design of our disclosure controls and procedures or internal controls may prove inadequate, or be circumvented, thereby causing losses or errors in information or a delay in the detection of fraud;

•	adverse evaluations by bank regulatory authorities of the quality of our loans or other assets, management, systems of internal control or business risk identification, assessments and management, and restrictions on our growth or other aspects of our business that such regulatory authorities may impose as a result of such adverse evaluations; and

•	other factors set forth in the “Risk Factors” section beginning on page 16 of this document, and those set forth under the caption “Risk Factors” in First Interstate’s and Cascade’s Annual Reports on Form 10-K for the year ended December 31, 2016 and other reports filed by First Interstate and Cascade with the SEC.

Because of these and other uncertainties, First Interstate’s and Cascade’s actual results, performance or achievements, or industry results, may be materially different from the results, performance or achievements expressed or implied by these forward-looking statements. In addition, First Interstate’s and Cascade’s past results of operations do not necessarily indicate First Interstate’s and Cascade’s standalone or combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made. Neither Cascade nor First Interstate is undertaking an obligation to update these forward-looking statements, even though their situations may change in the future, except as required under federal securities law. First Interstate and Cascade qualify all of their forward-looking statements by these cautionary statements.

We discuss additional factors that could affect the financial condition, results of operations, liquidity or capital resources of First Interstate or Cascade before or after the merger in the documents incorporated herein by reference. See “Where You Can Find More Information” for a list of First Interstate and Cascade documents incorporated by reference.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following tables present selected consolidated financial information for First Interstate and for Cascade at and for the dates indicated. The following information is only a summary and not necessarily indicative of the results of future operations of First Interstate, Cascade or the combined company. The summary financial information for First Interstate and Cascade is derived from prior filings made with the SEC, which are incorporated by reference into this document. The financial information for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 should be read in connection with the audited consolidated financial statements and related notes thereto included in the respective party’s Annual Report on Form 10-K for the year ended December 31, 2016. See “Where You Can Find More Information” on page 172.

Selected Consolidated Historical Financial Data of First Interstate

	At or For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$9,063,895	$8,728,196	$8,609,936	$7,564,651	$7,721,761
Cash and cash equivalents	782,023	780,457	798,670	534,827	801,332
Investment securities	2,124,468	2,057,505	2,287,110	2,151,543	2,203,481
Net loans	5,402,330	5,169,379	4,823,243	4,259,514	4,123,401
Securities sold under repurchase agreements	537,556	510,635	502,250	457,437	505,785
Deposits	7,376,110	7,088,937	7,006,212	6,133,750	6,240,411
Long-term debt	27,970	27,885	38,067	36,917	37,160
Subordinated debentures held by subsidiary trusts	82,477	82,477	82,477	82,477	82,477
Stockholders’ equity	982,593	950,493	908,924	801,581	751,186
OPERATING DATA
Net interest income	$279,765	$264,363	$248,461	$236,967	$243,786
Provision (credit) for loan losses	9,991	6,822	(6,622)	(6,125)	40,750
Non-interest income	136,496	121,515	111,835	113,024	115,509
Non-interest expense	261,011	248,599	237,303	223,414	230,283
Income tax expense	49,623	43,662	45,214	46,566	30,038
Net income	95,636	86,795	84,401	86,136	58,224
Preferred stock dividends (1)	—	—	—	—	3,300
Net income of common stockholders	95,636	86,795	84,401	86,136	54,924
COMMON SHARE DATA
Basic earnings per share	$2.15	$1.92	$1.89	$1.98	$1.28
Diluted earnings per share	2.13	1.90	1.87	1.96	1.27
Dividends per share	0.88	0.80	0.64	0.41	0.61
Book value per share (2)	21.87	20.92	19.85	18.15	17.35
Outstanding shares (basic)	44,511,774	45,184,091	44,615,060	43,566,681	42,965,987
Outstanding shares (diluted)	44,910,396	45,646,418	45,210,561	44,044,602	43,092,978
KEY OPERATING RATIOS
Return on average assets	1.10%	1.02%	1.06%	1.16%	0.79%
Return on average common equity	9.93	9.37	9.86	11.05	7.46
Interest rate spread	3.50	3.39	3.41	3.44	3.52
Net interest margin (3)	3.57	3.46	3.49	3.54	3.66
Average stockholders’ equity to average assets	11.04	10.87	10.77	10.49	10.57
Dividend payout ratio (4)	40.93	41.65	33.83	20.71	47.66
Efficiency ratio (5)	62.70	64.42	65.86	63.83	64.09
Allowance for loan losses to total loans	1.39	1.46	1.52	1.96	2.38
Non-performing loans to total loans (6)	1.40	1.37	1.32	2.22	2.61
Non-performing assets to total assets (7)	0.96	0.90	0.91	1.48	1.85
Allowance for loan losses to non-performing loans	99.52	106.71	114.58	88.28	91.31
Net charge-offs to average loans	0.20	0.08	0.10	0.21	1.26
CAPITAL RATIOS
Total risk-based capital ratio	15.13	15.36	16.15	16.75	15.59
Tier 1 risk-based capital ratio	13.89	13.99	14.52	14.93	13.60
Leverage ratio	10.11	10.12	9.61	10.08	8.81
Common equity tier 1 risk-based	12.65	12.69	13.08	13.31	11.94

(1)	On December 18, 2012, First Interstate provided notice to its shareholders of its intention to redeem the preferred stock on January 18, 2013.
(2)	Book value equals common stockholders’ equity per share.

(3)	Net interest margin is presented on a fully taxable equivalent basis.
(4)	Dividend payout ratio represents dividends per common share divided by basic earnings per common share.
(5)	Efficiency ratio represents non-interest expense, excluding loan loss provision, divided by the aggregate of net interest income and non-interest income.
(6)	Non-performing loans include non-accrual loans and loans past due 90 days or more and still accruing interest.
(7)	Non-performing assets include non-accrual loans, loans past due 90 days or more and still accruing interest and other real estate owned.

Selected Consolidated Historical Financial Data of Cascade

	At or For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands, except per share amounts)
FINANCIAL CONDITION DATA
Total assets	$3,079,058	$2,468,029	$2,341,137	$1,406,219	$1,301,417
Cash and cash equivalents	72,577	77,805	83,089	81,849	113,028
Securities held-to-maturity	140,557	139,424	152,579	1,320	1,813
Securities available-for-sale	494,819	310,262	319,882	194,481	257,544
Loans, net	2,077,358	1,662,095	1,468,784	973,618	829,057
Goodwill	85,852	78,610	80,082	—	—
Deposits	2,661,813	2,083,088	1,981,622	1,167,320	1,076,234
Total stockholders’ equity	369,652	336,774	315,483	188,715	140,775

OPERATING DATA
Net interest income	$93,123	$78,515	$65,085	$48,216	$49,880
Provision for loan loss (recovery)	—	(4,000)	—	1,000	1,100
Non-interest income	29,446	24,973	20,171	14,453	13,091
Non-interest expenses	95,230	74,396	81,341	60,970	55,841
Income before income taxes	27,339	33,092	3,915	699	6,030
Net income	16,771	20,579	3,737	50,845	5,951

COMMON SHARE DATA
Basic net income per share	$0.23	$0.29	$0.06	$1.08	$0.13
Diluted net income per share	0.23	0.29	0.06	1.07	0.13
Dividends declared per share	—	—	—	—	—
Book value per share	4.85	4.63	4.35	3.97	2.97
Outstanding shares (basic)	71,895	71,789	62,265	47,187	47,128
Outstanding shares (diluted)	72,159	71,969	62,340	47,484	47,278

KEY OPERATING RATIOS
Return on average assets	0.57%	0.84%	0.19%	3.78%	0.46%
Return on average equity	4.75	6.30	1.41	28.89	4.34
Non-interest income to average assets	1.00	1.02	1.02	1.07	1.01
Non-interest expense to average assets	3.22	3.05	4.11	4.49	4.30
Net interest spread	3.49	3.62	3.69	3.75	3.85
Net interest margin	3.54	3.67	3.76	3.90	4.11
Common stockholders’ equity ratio	12.01	13.65	13.48	13.42	10.82
Efficiency ratio	77.70	71.89	95.41	97.29	88.68
Reserve for loan losses to ending gross loans	1.20	1.45	1.48	2.10	3.18
Reserve of credit losses to ending gross loans	1.22	1.47	1.51	2.14	3.23
Non-performing assets to total assets	0.50	0.34	0.64	0.81	1.94
Net loan (recoveries) charge-offs to average loans	(0.05)	(0.40)	(0.09)	0.81	2.06

CAPITAL RATIOS
Total risk-based capital ratio	11.58	12.79	11.16	14.25	15.39
Tier 1 risk-based capital ratio	10.53	11.53	9.91	12.99	14.12
Tier 1 capital leverage ratio	8.60	9.40	7.66	10.49	10.44
Common equity tier 1 risk-based	10.53	11.53	N/A	N/A	N/A

SUMMARY SELECTED UNAUDITED PRO FORMA COMBINED DATA

The following tables show selected unaudited financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the period presented, in the case of balance sheet information, and at the beginning of 2016, in the case of income statement information. The selected unaudited pro forma information reflects the acquisition method of accounting.

First Interstate anticipates that the combined company will derive financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The selected unaudited pro forma information, while helpful in illustrating the financial characteristics of First Interstate following the merger under one set of assumptions, does not reflect all of these benefits and, accordingly, does not attempt to predict or suggest future results. The selected unaudited pro forma information also does not necessarily reflect what the historical results of First Interstate would have been had First Interstate and Cascade been combined during this period.

An exchange ratio of 0.14864 was used in preparing this selected pro forma information. You should read this selected summary pro forma information in conjunction with the information under “Pro Forma Financial Information” and with the historical information incorporated by reference into this document on which it is based.

Year Ended December 31, 2016
(In thousands, except per share data)
Pro forma combined income statement data:
Interest income	$408,052
Interest expense	20,934

Net interest income	387,118
Provision for loan losses	10,491

Net interest income after provision for loan losses	376,627
Non-interest income	169,466
Non-interest expense	367,756

Income before income taxes	178,337
Income tax expense	62,343

Net income	$115,994

Pro forma per share data:
Basic earnings per share	$2.08
Diluted earnings per share	2.06

At December 31, 2016
(In thousands)
Pro forma combined balance sheet data:
Total assets	$12,250,972
Loans receivable, net of allowance for loan losses	7,485,554
Investment securities	2,767,649
Deposits	10,036,869
Total shareholders’ equity	1,461,318

UNAUDITED COMPARATIVE PER SHARE DATA

The following table shows information about First Interstate’s and Cascade’s earnings per common share, dividends per share and book value per share, and similar information giving effect to the merger (which we refer to as “pro forma” information). In presenting the unaudited comparative pro forma information for the time periods shown, we assumed that First Interstate and Cascade had been merged on the date indicated or at the beginning of 2016.

The information listed as “pro forma combined” was prepared using an exchange ratio of 0.14864. The information listed as “per equivalent Cascade share” was obtained by multiplying the pro forma amounts by an exchange ratio of 0.14864. First Interstate anticipates that the combined company will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The unaudited pro forma combined information, while helpful in illustrating the financial characteristics of First Interstate following the merger under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The unaudited pro forma combined information also does not necessarily reflect what the historical results of First Interstate would have been had our companies been combined during this period.

The information in the following table is based on, and should be read together with, the historical financial information that we have presented in or incorporated by reference in this document.

	First Interstate Historical	Cascade Historical	Pro Forma Combined (1)(2)	Per Equivalent Cascade Share
Book value per share:
At December 31, 2016	$21.87	$4.85	$25.98	$3.86

Cash dividends declared per share:
Year ended December 31, 2016	0.88	—	0.88	0.13

Basic earnings per share:
Year ended December 31, 2016	2.15	0.23	2.08	0.31

Diluted earnings per share:
Year ended December 31, 2016	2.13	0.23	2.06	0.31

(1)	Pro forma dividends per share represent First Interstate’s historical dividends per share.
(2)	The pro forma combined book value per share of First Interstate common stock is based upon the pro forma combined common shareholders’ equity for First Interstate and Cascade divided by total pro forma common shares of the combined entities.

MARKET PRICE AND DIVIDEND INFORMATION

First Interstate Class A common stock is listed on The Nasdaq Global Select Market under the symbol “FIBK.” Cascade common stock is listed on The Nasdaq Capital Market under the symbol “CACB.” The following table lists the high and low prices per share for First Interstate Class A common stock and for Cascade common stock and the cash dividends declared by each company for the periods indicated.

	First Interstate Class A Common Stock			Cascade Common Stock
	High	Low	Dividends	High	Low	Dividends
Quarter Ended
June 30, 2017 (through April 5, 2017)	$39.85	$38.45	$—	$7.77	$7.53	$—
March 31, 2017	45.35	37.15	0.24	8.52	7.40	—

December 31, 2016	43.10	30.70	0.22	8.13	6.01	—
September 30, 2016	32.14	26.89	0.22	6.26	5.42	—
June 30, 2016	29.46	26.44	0.22	6.05	5.32	—
March 31, 2016	28.65	24.92	0.22	5.95	5.03	—
December 31, 2015	30.64	26.84	0.20	6.14	5.26	—
September 30, 2015	28.50	25.68	0.20	5.56	5.10	—
June 30, 2015	28.79	26.83	0.20	5.25	4.74	—
March 31, 2015	27.82	23.90	0.20	5.14	4.25	—

The high and low trading prices for First Interstate Class A common stock as of November 16, 2016, the day immediately before the public announcement of the merger, were $38.35 and $37.15, respectively. The high and low trading prices for Cascade common stock as of November 16, 2016, the day immediately before the public announcement of the merger, were $6.97 and $6.89, respectively.

You should obtain current market quotations for First Interstate Class A common stock and Cascade common stock, as the market price of First Interstate Class A common stock and Cascade common stock will fluctuate between the date of this document and the date on which the merger is completed. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of March 17, 2017, there were approximately 1,171 holders of record of First Interstate common stock. As of March 17, 2017, there were approximately 1,143 holders of record of Cascade common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of First Interstate’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of First Interstate, applicable state law and government regulations and other factors deemed relevant by First Interstate’s board of directors.

ANNUAL MEETING OF FIRST INTERSTATE SHAREHOLDERS

This document is being provided to holders of First Interstate common stock as First Interstate’s proxy statement in connection with the solicitation of proxies by and on behalf of First Interstate’s board of directors to be voted at the annual meeting of First Interstate shareholders and at any adjournment or postponement of the annual meeting.

Date, Time and Place of Meeting

The annual meeting is scheduled to be held as follows:

Date: May 24, 2017

Time: 4:00 p.m., local time

Place: First Interstate Bank Operations Center, 1800 Sixth Avenue North, Billings, Montana 59101

Purpose of the Meeting

At the annual meeting, First Interstate’s shareholders will be asked to:

•	Approve and adopt the merger agreement, pursuant to which Cascade will merge with and into First Interstate, with First Interstate surviving the merger, and each share of Cascade common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest.

•	Approve the amended and restated articles of incorporation of First Interstate.

•	Approve a proposal, if necessary, to adjourn the annual meeting to permit the further solicitation of proxies if there are not sufficient votes at the time of the annual meeting to achieve a quorum, approve and adopt the merger agreement or approve the amended and restated articles of incorporation of First Interstate.

•	Elect four directors to serve three-year terms or until their respective successors have been elected and appointed.

•	Adopt a non-binding advisory resolution on executive compensation.

•	Vote on a non-binding advisory vote on the frequency of future advisory votes on executive compensation.

•	Ratify the appointment of RSM US LLP as the independent registered public accounting firm for First Interstate for the year ending December 31, 2017.

•	Approve the amended and restated bylaws of First Interstate.

•	Transact any other business that may properly come before the annual meeting or any postponement or adjournment of the annual meeting.

Who Can Vote at the Meeting

You are entitled to vote if the records of First Interstate showed that you held shares of First Interstate common stock as of the close of business on March 17, 2017, which is the record date for the First Interstate annual meeting. As of the close of business on the record date, 21,923,892 shares of First Interstate Class A common stock and 23,217,418 shares of First Interstate Class B common stock were outstanding. Each share of First Interstate Class A common stock has one vote on each matter presented to shareholders and each share of First Interstate Class B common stock has five votes on each matter presented to shareholders. If your shares are held in “street name” by your broker, bank or other nominee and you wish to vote in person at the annual meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the annual meeting.

Quorum; Vote Required

The presence, in person or by proxy, of the holders of a majority of the voting power of First Interstate common stock at the annual meeting constitutes a quorum for the transaction of business at the annual meeting. If you submit valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. If you fail to provide voting instructions to your broker, bank or other nominee with respect to a proposal, that broker, bank or other nominee will not vote your shares of First Interstate common stock with respect to that proposal.

Approval and adoption of the merger agreement requires the affirmative vote of two-thirds of the voting power of First Interstate Class A and Class B common stock entitled to vote at the meeting, voting as a single class. Failure to submit valid proxy instructions or to vote in person will have the same effect as a vote against the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

Approval of the amended and restated articles of incorporation of First Interstate requires the affirmative vote of the holders of the greater of: (1) a majority of the voting power of First Interstate Class A and Class B common stock, voting as a single class; or (2) two-thirds of the voting power of First Interstate Class A and Class B common stock present in person or represented by proxy at the annual meeting, voting as a single class. Additionally, the approval of the amended and restated articles of incorporation of First Interstate requires the vote of the holders of a majority of the outstanding shares of the First Interstate Class A common stock and First Interstate Class B common stock, each voting separately as a class. Failure to submit valid proxy instructions or to vote in person will have the same effect as a vote against this proposal. Broker non-votes and abstentions from voting will have the same effect as voting against this proposal.

The affirmative vote of a majority of the votes of First Interstate Class A and Class B common stock cast at the annual meeting, voting together as a single class, is required to (1) adjourn the meeting if necessary to permit further solicitation of proxies, (2) elect the nominees for directors, (3) approve the non-binding advisory resolution on executive compensation, (4) ratify RSM US LLP as the independent registered public accounting firm and (5) approve the amended and restated bylaws of First Interstate. An abstention from voting will have no effect on these proposals. The failure to submit valid proxy instructions or to vote in person and broker non-votes (which only will occur in the case of the vote on the ratification of the independent registered public accounting firm) will have no effect on the voting of these proposals.

The non-binding advisory vote on the frequency of future advisory votes on executive compensation will be determined by a plurality of the votes cast, meaning that the option with the greatest number of votes will be considered the recommendation of the shareholders. The failure to submit valid proxy instructions or to vote in person and broker non-votes will have no effect on the voting of this proposal.

Shares Held by First Interstate Officers and Directors and by Cascade

As of March 17, 2017, directors and executive officers of First Interstate beneficially owned 12,013,715 shares of First Interstate Class A common stock and 11,454,599 shares of First Interstate Class B common stock. This equals 41.9% of the voting power of the outstanding shares of First Interstate common stock as of March 17, 2017. All of First Interstate’s directors entered into voting agreements with Cascade to vote the 491,907 shares of First Interstate Class A common stock and 11,454,599 shares of First Interstate Class B common stock owned by them in favor of the proposal to approve and adopt the merger agreement and the proposal to approve the amended and restated articles of incorporation of First Interstate. As of March 17, 2017, neither Cascade nor any its subsidiaries, directors or executive officers owned any shares of First Interstate common stock.

Voting and Revocability of Proxies

You may vote in person or by proxy at the annual meeting. To ensure your representation at the annual meeting, First Interstate recommends that you vote by proxy even if you plan to attend the annual meeting. You can always change your vote in person at the annual meeting.

If you are a “shareholder of record,” you can vote your shares:

•	via internet at http://www.voteproxy.com;

•	via telephone by calling 1-800-PROXIES in the United States or 1-718-921-8500 in foreign countries;

•	by completing and mailing the proxy card that is enclosed; or

•	by voting in person at the annual meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

First Interstate shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet. If your shares are held in “street name” and you wish to vote in person at the annual meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the annual meeting.

If you are a shareholder of record of First Interstate common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the shareholder of record of your shares of First Interstate common stock and submit your proxy without specifying a voting instruction, your shares of First Interstate common stock will be voted “FOR” the proposal to approve and adopt the merger agreement, “FOR” the approval of the amended and restated articles of incorporation of First Interstate, “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies, “FOR” each of the nominees for director, “FOR” the non-binding advisory resolution on executive compensation, for “TWO YEARS” for the frequency of future advisory votes regarding executive compensation, “FOR” ratifying RSM US LLP as the independent registered public accounting firm and “FOR” the proposal to approve the amended and restated bylaws of First Interstate. If your shares are held in street name and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter, except for the proposal to ratify the independent public accounting firm.

You may revoke your proxy at any time before it is voted at the annual meeting by:

•	filing with the Corporate Secretary of First Interstate a duly executed revocation of proxy;

•	submitting a new proxy with a later date;

•	voting again via the internet or by telephone not later than 11:59 pm, Eastern Time, on May 23, 2017; or

•	voting in person at the annual meeting.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Attendance at the annual meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

First Interstate BancSystem, Inc.

Kirk D. Jensen, Corporate Secretary

401 North 31st Street

Billings, Montana 59116

If any matters not described in this document are properly presented at the First Interstate annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares of First Interstate common stock. First Interstate does not know of any other matters to be presented at the annual meeting.

Participants in the 401(k) Plan

If you invest in First Interstate Class A common stock through the stock fund in the First Interstate Bank Savings and Profit Sharing Plan for Employees, which we refer to in this document as the “401(k) Plan,” you will receive a voting instruction card for the plan that will reflect all the shares that you may direct the trustee to vote on your behalf under the 401(k) Plan. Under the terms of the 401(k) Plan, participants may direct the trustee how to vote the shares credited to their accounts. The trustee will vote all shares for which it does not receive timely instructions from participants in the same proportion as shares for which the trustee received voting instructions from other plan participants. The deadline for returning your voting instruction card is May 15, 2017.

Solicitation of Proxies

First Interstate will pay for this proxy solicitation. In addition to soliciting proxies by mail, Laurel Hill Advisory Group, LLC, a proxy solicitation firm, will assist First Interstate in soliciting proxies for the annual meeting. First Interstate will pay $7,500 for these services plus out-of-pocket expenses. Additionally, directors, officers and employees of First Interstate may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. First Interstate will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

PROPOSAL NO. 1

APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

At First Interstate’s annual meeting of shareholders, First Interstate shareholders will consider and vote on a proposal to approve and adopt the merger agreement. Details about the merger agreement, including each party’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed in the section entitled “Description of the Merger” beginning on page 55 of this document.

First Interstate’s board of directors unanimously recommends that First Interstate shareholders vote “FOR”

approval and adoption of the merger agreement.

PROPOSAL NO. 2

APPROVAL AND ADOPTION OF THE AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF FIRST INTERSTATE

At First Interstate’s annual meeting of shareholders, shareholders will consider and vote on a proposal to approve and adopt the amended and restated articles of incorporation of First Interstate, which would become effective upon the completion of the merger. The changes to the articles of incorporation generally provide that the holders of First Interstate Class A common stock and First Interstate Class B common stock will receive the same consideration in certain mergers and other transactions unless the merger or other transaction is approved by holders of 70% of First Interstate Class A common stock, voting as a separate class. More specifically, the changes to the articles of incorporation include, but are not limited to, the following:

•

In the case of (1) a “Change in Control Transaction” (which is defined in the amended and restated articles of incorporation of First Interstate as the sale by First Interstate of all or substantially all of the its assets or those of a significant subsidiary or the merger of First Interstate with or into any other corporation or entity) or (2) the issuance of more than 2% of First Interstate’s total voting power to any person or group such that, following such transaction, such person or group would hold more than 50% of the total voting power of First Interstate, First Interstate will need to obtain the approval of the holders of the greater of: (A) a majority of the voting power of the issued and outstanding shares of First Interstate common stock voting together as a single class or (B) two-thirds (66.67%) of the voting power of the shares of First Interstate common stock present in person or represented by proxy at the shareholder meeting called to consider such Change in Control Transaction and entitled to vote thereon, voting together as a single class. However, unless the holders of First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in a Change in Control Transaction, First Interstate will not consummate such Change in Control Transaction without the approval of the holders of at least 70% of the voting power of the outstanding shares of First Interstate Class A common stock, voting as a separate class.

•	If First Interstate elects to consider a Change in Control Transaction and in the twelve months before such Change in Control Transaction the acquiring company acquired any shares of First Interstate Class B common stock, then such Change in Control Transaction will require the affirmative vote of 70% of the voting power of the outstanding shares of First Interstate Class A common stock, voting as a separate class, unless the holders of the First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in the Change in Control Transaction and the consideration paid is at least equal to the highest amount paid by the acquiring corporation for the First Interstate Class B common stock during such twelve-month period.

•	First Interstate cannot merge with or sell any material assets to any shareholder of First Interstate Class B common stock, which we refer to in this document as a “Class B Acquisition Transaction,” unless such transaction is approved by a majority of the disinterested directors on First Interstate’s board of directors and the holders of a majority of the shares of First Interstate Class A common stock, voting as a separate class.

•	If there are any shares of Class B common stock issued and outstanding, amendment of any of the provisions in the amended and restated articles of incorporation of First Interstate relating to First Interstate common stock, a Change in Control Transaction, a Class B Acquisition Transaction or an amendment to the articles of incorporation requires the affirmative vote of 70% of the voting power of the outstanding shares of the First Interstate Class A common stock, voting as a separate class.

The foregoing description of the amended and restated articles of incorporation does not purport to be complete and is qualified in its entirety by reference to the amended and restated articles of incorporation, which are included as Annex D to this document and are incorporated into this document by reference.

Approval of the amended and restated articles of incorporation of First Interstate is a condition to completion of the merger. Therefore, if the merger agreement is approved by the shareholders of First Interstate but the amended and restated articles of incorporation are not, First Interstate will not complete the merger unless the condition is waived by First Interstate and Cascade.

First Interstate’s board of directors unanimously recommends that First Interstate shareholders vote “FOR”

approval and adoption of the amended and restated articles of incorporation of First Interstate.

PROPOSAL NO. 3

ADJOURNMENT OF THE ANNUAL MEETING

If there are insufficient proxies at the time of the meeting to approve and adopt the merger agreement or approve the amended and restated articles of incorporation of First Interstate, the First Interstate shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. First Interstate’s board of directors does not currently intend to propose adjournment at the meeting if there are sufficient votes to approve and adopt the merger agreement (Proposal No. 1) and approve the amended and restated articles of incorporation of First Interstate (Proposal No. 2).

First Interstate board of directors unanimously recommends a vote “FOR”

approval of the adjournment of the shareholder meeting if necessary to solicit additional proxies in favor of the approval and adoption of the merger agreement or the amended and restated articles of incorporation of First Interstate.

PROPOSAL NO. 4

ELECTION OF DIRECTORS

A total of four directors will be elected to the First Interstate board of directors at the First Interstate annual meeting of shareholders to serve three-year terms, or until their respective successors have been elected and appointed. Charles M. Heyneman’s term as a director will expire at the annual meeting, at which point the First Interstate board of directors will be reduced to 15 members. The First Interstate board of directors has nominated for election as directors:

•	Steven J. Corning

•	Dana L. Crandall

•	Charles E. Hart, M.D.

•	Peter I. Wold

All of the director nominees are current members of the First Interstate board of directors.

Unless authority to vote is withheld, the persons named in the enclosed First Interstate proxy card will vote the shares represented by such proxy “FOR” the election of the above named nominees. If, at the time of the First Interstate annual meeting of shareholders, any nominee becomes unavailable for any reason for election as a director, the persons entitled to vote the First Interstate proxy will vote for the election of such substitute(s) as the First Interstate board of directors may recommend. At this time, the First Interstate board of directors knows of no reason why any nominee might be unavailable to serve.

Director Nominee Information

The following tables set forth information regarding the nominees for election at the First Interstate annual meeting of shareholders and the directors continuing in office after the First Interstate annual meeting of shareholders.

Name and Age	Director Since	Principal Occupation
Steven J. Corning, 64	2008	President and Chief Executive Officer, Corning Companies
Dana L. Crandall, 52	2014	Vice President-Service Delivery, Comcast
Charles E. Hart, M.D., 67	2008	Retired President and Chief Executive Officer, Regional Health, Inc.
Peter I. Wold, 69	2016	President, Wold Energy Partners, LLC and CEO, Wold Oil Properties, LLC

Directors Continuing in Office After First Interstate Annual Meeting of Shareholders

Name and Age	Director Since	Term Expires	Principal Occupation
David L. Jahnke, 63	2011	2018	Retired Partner, KPMG
Ross E. Leckie, 59	2009	2018	Retired Executive Vice President, Allianz SE
Kevin P. Riley, 57	2015	2018	President and Chief Executive Officer, First Interstate BancSystem, Inc.
James R. Scott, 67	1971	2018	Chairman of the Board, First Interstate BancSystem, Inc.
Randall I. Scott, 63	1993	2018	Managing General Partner, Nbar5 Limited Partnership
Teresa A. Taylor, 53	2012	2018	Owner and Chief Executive Officer, Blue Valley Advisors, LLC
David H. Crum, 72	2001	2019	Chief Executive Officer and Chairman, Crum Electric Supply Co., Inc.
William B. Ebzery, 67	2001	2019	Owner, Cypress Capital Management, LLC, and Certified Public Accountant-retired
James R. Scott, Jr., 39	2016	2019	Branch Manager, First Interstate Bank, Missoula South
Jonathan R. Scott, 42	2013	2019	President, First Interstate Bank, Jackson
Theodore H. Williams, 62	2013	2019	Developer and Manager, Thompson Creek Unit

Business Biographies

James R. Scott

James R. Scott has been a director of First Interstate since 1971, the chairman of the First Interstate board of directors since January 2016, the executive vice chairman of the First Interstate board of directors from 2012 to January 2016, and the vice chairman of the First Interstate board of directors from 1990 to 2012. Mr. Scott has served as a director of First Interstate Bank since 2007, serving as chairman since 2011. Mr. Scott is chairman of the Padlock Ranch Corporation, managing partner of J.S. Investments, vice president of the Foundation for Community Vitality, board member of First Interstate BancSystem Foundation and lifetime trustee at Fountain Valley School of Colorado. Mr. Scott also served as chairman of the Homer A. and Mildred S. Scott Foundation from 1990 to 2006 and chairman of Scott Family Services, Inc. from 2003 to 2012. Mr. Scott is the father of James R. Scott, Jr. and the uncle of Charles M. Heyneman, Jonathan R. Scott and Randall I. Scott. Mr. Scott was recommended for service on the First Interstate board of directors by the Scott family council.

The qualifications of Mr. Scott identified by the First Interstate board of directors include the following: Mr. Scott has significant executive management, business and corporate governance experience as a result of his years of service to First Interstate and other family-related businesses. Mr. Scott has extensive knowledge of key issues, dynamics and trends affecting First Interstate, its business and the banking industry in general. He also has extensive knowledge of First Interstate’s unique challenges, regulatory environment and history. Mr. Scott serves as Chairman of the Executive Committee.

Kevin P. Riley

Kevin P. Riley has been the president and chief executive officer of First Interstate since September 2015, and served as executive vice president and chief financial officer of First Interstate from August 2013 through September 2015. Mr. Riley has also served as a director of First Interstate Bank since August 2013. Prior to working with First Interstate, Mr. Riley served as executive vice president and chief financial officer of Berkshire Hills Bancorp in Massachusetts since 2007, and served in various executive-level positions with KeyCorp since 1986. Mr. Riley earned his Bachelor of Science degree in Business Administration from Northeastern University in Boston, Massachusetts. Mr. Riley is a certified public accountant.

The qualifications of Mr. Riley identified by the First Interstate board of directors include the following: Mr. Riley has extensive knowledge of key issues, dynamics and trends affecting First Interstate, its business and the banking industry in general. Mr. Riley also provides strategic insight and direction to First Interstate.

Steven J. Corning

Steven J. Corning has been a director of First Interstate since 2008. Mr. Corning has served as president and chief executive officer of Corning Companies, a real estate development firm, and has also been the president and broker/owner of Corning Companies Commercial Real Estate Services since 1979. Mr. Corning received his Bachelor of Arts degree in American Government, Cum Laude, from Harvard University.

The qualifications of Mr. Corning identified by the First Interstate board of directors include the following: Mr. Corning has significant executive management, business ownership and entrepreneurial experience as a result of his years in the real estate development industry, which gives him a unique perspective as to real estate and property trends. Mr. Corning has extensive knowledge in key issues, dynamics and trends that affect First Interstate, including real estate, real estate development, asset management, investment consulting, and the health care industry. Mr. Corning is an independent director and serves as Chairman of the Credit Committee.

Dana L. Crandall

Dana L. Crandall has been a director of First Interstate since 2014. Ms. Crandall has over 25 years of experience in executive management and global operations. She has been Vice President-Service Delivery of Comcast, a public company with more than 120,000 employees, since December 2013. Prior to that, Ms. Crandall was a managing director and chief information officer of British Telecom from 2009 to 2013, Vice President-Network Strategy and Call Center Operations at Qwest Communications from 2005 to 2009, and served in various other executive-level positions with Qwest Communications from 1992 to 2005. Ms. Crandall received her Bachelor of Science degree in Electrical Engineering from the University of Denver in 1987 and her Master in Business Administration degree from Northwestern University-Kellogg School of Management in 2001.

The qualifications of Ms. Crandall identified by the First Interstate board of directors include the following: Ms. Crandall has significant knowledge in strategic planning, technology development and operations management. She also has knowledge on the fiduciary obligations, governance, operations practices and other requirements and duties of a public company. Ms. Crandall is an independent director and serves as Chairman of the Technology and Business Process Improvement Committee.

David H. Crum

David H. Crum has been a director of First Interstate since 2001. Mr. Crum founded Crum Electric Supply Co., Inc., a distributor of electrical equipment, in 1976 and has been chief executive officer and chairman of that company since its inception. Mr. Crum has also served on the board of directors of various companies including IDEA, Inc., a data exchange technology company, supplyFORCE, Inc., a logistics technology company, WESTECH, Inc., a manufacturer of mining equipment and Affiliated Distributors, a representative of independent distribution. He has also served on the board of directors of First Interstate Bank of Wyoming, N.A. Mr. Crum was a director of the National Association of Electrical Distributors and was chairman of its board. He also was appointed by Wyoming’s governor to the board of the Wyoming Business Council on which he served as chairman. Mr. Crum received his Bachelor of Science degree in Electrical Engineering from the University of Wyoming.

The qualifications of Mr. Crum identified by the First Interstate board of directors include the following: Mr. Crum has significant experience in executive management and business ownership as a result of his years in the electric supply business particularly from the standpoint of a regional small business owner. Mr. Crum also has extensive knowledge in information technology. By virtue of the regional nature of his business operation, he also understands the economies of the First Interstate region and the communities First Interstate serves. Mr. Crum is an independent director.

William B. Ebzery

William B. Ebzery has been a director of First Interstate since 2001. Mr. Ebzery is a certified public accountant (retired) and registered investment advisor. Mr. Ebzery has been the owner of Cypress Capital Management, LLC since 2004. Prior to Cypress Capital Management, LLC, Mr. Ebzery was a partner in the certified public accounting firm of Pradere, Ebzery, Mohatt and Rinaldo from 1975 to 2004. Mr. Ebzery received his Bachelor of Science degree in Accounting from the University of Wyoming.

The qualifications of Mr. Ebzery identified by the First Interstate board of directors include the following: Mr. Ebzery has significant experience in business ownership, accounting, auditing and financial services as a result of his years in the private sector. Mr. Ebzery has significant knowledge in key issues, dynamics and trends that affect First Interstate. Mr. Ebzery is an independent director.

Charles E. Hart, M.D.

Charles E. Hart, M.D. has been a director of First Interstate since 2008. Dr. Hart served as president and chief executive officer of Regional Health, Inc., a not-for-profit healthcare system serving western South Dakota and eastern Wyoming from 2003 to 2015. Dr. Hart is a director, board vice-chairman and chairman of the governance committee of the board of directors of Premier Inc., a healthcare purchasing organization listed on NASDAQ, composed of 2,400 hospitals and 70,000 healthcare sites and past chairman of the board and current board member of Safety Net Hospitals for Pharmaceutical Access, an advocacy group for over 600 hospitals and healthcare organizations serving the underprivileged. In addition, Dr. Hart serves on the 340B Health Board as well as the South Dakota Community Foundation Board where he is a member of the Investment Committee. Dr. Hart received his Bachelor of Science degree in Pre-professional Studies from the University of Notre Dame, his Doctor of Medicine degree from the University of Minnesota, and his Masters of Science in Administrative and Preventative Medicine from the University of Wisconsin.

The qualifications of Dr. Hart identified by the First Interstate board of directors include the following: In addition to his understanding of community needs in the practice of medicine, Dr. Hart has significant experience in executive management and business as a result of years of administrative service in the healthcare industry as well as service on other community boards. Dr. Hart has extensive knowledge in key issues, dynamics and trends that affect First Interstate and understands the economies of the First Interstate region and communities First Interstate serves. Dr. Hart brings geographic diversity to the Board. Dr. Hart is an independent director.

David L. Jahnke

David L. Jahnke has been a director of First Interstate since September 2011. In 2010, Mr. Jahnke completed a 35-year career as a partner of KPMG with a focus on global clients, especially in the financial services industry. He currently serves as a director and chairman of the audit committee to Swiss Re America Holding Corporation and its primary related US operating companies. Mr. Jahnke also serves as a director, chairman of the audit committee and member of the compensation committee to Schnitzer Steel Industries, Inc., a NASDAQ-listed company.

The qualifications of Mr. Jahnke identified by the First Interstate board of directors include the following: Mr. Jahnke has significant experience in the accounting, auditing and financial service industries, both nationally and internationally. Mr. Jahnke has extensive knowledge in the key issues, dynamics and trends affecting First Interstate, its business and the banking industry in general. He has extensive knowledge regarding fiduciary obligations, insurance and other legal requirements and duties of a public company. Mr. Jahnke is an independent director, is a financial expert and serves as Chairman of the Governance and Nominating Committee. Mr. Jahnke also serves as lead independent director.

Ross E. Leckie

Ross E. Leckie has been a director of First Interstate since May 2009. In October 2008, Mr. Leckie completed a 27-year career as a partner with KPMG. During that time, his focus was on public companies and financial services clients. Commencing in 2000, Mr. Leckie was based in Frankfurt, Germany, ultimately serving as KPMG’s global lead partner for a global investment/universal bank and as a senior technical and quality review partner for a global investment/universal bank based in Zurich, Switzerland. After retiring from KPMG, Mr. Leckie continued to provide advisory services on a selective basis for global and domestic financial services companies, including Allianz, a global financial services group based in Munich, Germany. In 2011, he joined Allianz in Munich full time, taking on consultative and quality assurance roles in the office of the Chief Financial Officer. After returning to the U.S. in late 2013, he has continued to serve Allianz in Munich on a part-time basis. Additionally, in 2012 and 2013, Mr. Leckie served as Deputy-Chair of the board and AC chair of Allianz Bank Bulgaria.

The qualifications of Mr. Leckie identified by the First Interstate board of directors include the following: Mr. Leckie has significant experience in the accounting, auditing and financial services industries, both nationally and internationally. Mr. Leckie has extensive knowledge in the key issues, dynamics and trends affecting First Interstate, its business and the banking industry in general. Mr. Leckie has extensive knowledge regarding fiduciary obligations and other legal requirements and duties of a public company. Mr. Leckie qualifies as a financial expert, is an independent director and serves as Chairman of the audit committee of the First Interstate board of directors.

James R. Scott, Jr.

James R. Scott, Jr. has been a director of First Interstate since May 2016. Mr. Scott currently serves as Branch Manager of the Missoula South Branch of First Interstate and has since 2015. Prior to his appointment as Branch Manager, he was a Vice President in the Missoula Commercial Banking group of First Interstate. From 2010 to 2014, Mr. Scott was an analyst in commercial banking with Citywide Banks of Denver, Colorado. Mr. Scott earned a Bachelor of Science degree in Business Administration from the University of Colorado-Leeds School of Business, as well as a MBA and Masters of Science in Finance from the University of Denver-Daniels College of Business. Mr. Scott has served as vice-chair of Scott Family Services, Inc. since 2011. He also serves on the board of directors for Community Medical Center of Missoula, Montana and the external loan committee of Montana Community Development Corporation. Mr. Scott is the son of James R. Scott and the cousin of Charles M. Heyneman, Jonathan R. Scott and Randall I. Scott. Mr. Scott was recommended for membership on the First Interstate board of directors by the Scott family council.

The qualifications of Mr. Scott identified by the First Interstate board of directors include the following: Mr. Scott has a history of achievement in banking both inside and outside of First Interstate. Mr. Scott has knowledge of key issues, dynamics and trends affecting First Interstate, its business and the banking industry in general. He also has extensive knowledge of First Interstate’s unique challenges, regulatory environment and history.

Jonathan R. Scott

Jonathan R. Scott has been a director of First Interstate since 2013. Mr. Scott was previously a director of First Interstate from 2006 to 2011. Mr. Scott currently serves as President of the First Interstate Jackson branch and has since 2011. Prior to that appointment, Mr. Scott served in various management and other positions within

First Interstate, including serving as community development officer of First Interstate Bank from 2008 to 2011, president of FIB CT, LLC, dba Crytech, a related non-bank subsidiary of First Interstate, from 2004 to 2008, and an employee of the Financial Services and Marketing Divisions of First Interstate from 1998 to 2004. Mr. Scott received his Bachelor of Science degree in Economics from the University of Montana. Mr. Scott is the nephew of James R. Scott, and the cousin of Charles M. Heyneman, James R. Scott, Jr. and Randall I. Scott. Mr. Scott was recommended for membership on the First Interstate board of directors by the Scott family council.

The qualifications of Mr. Scott identified by the First Interstate board of directors include the following: Mr. Scott has a history of achievement in management positions as a result of his years of service to First Interstate. Mr. Scott has extensive knowledge of First Interstate’s unique challenges, regulatory environment and history.

Randall I. Scott

Randall I. Scott has been a director of First Interstate since 2012. Mr. Scott was previously a director of First Interstate from 1993 to 2002 and from 2003 to 2011. Mr. Scott is a certified financial planner and has been the managing general partner of Nbar5 Limited Partnership since 1994. In addition, Mr. Scott has served as a director of First Interstate BancSystem Foundation since 1999, serving as chairman since 2006. Mr. Scott is also chair of Scott Family Services, Inc. and served as vice chair from 2003 to 2011. Previously, Mr. Scott worked in various capacities for First Interstate over a period of 20 years including as a branch manager of the Colstrip branch of First Interstate from 1983 to 1985, as a trust officer of First Interstate Bank from 1991 through 1996 and as a consultant from 1996 through 1998. Mr. Scott received his Bachelor of Science degree in Business from Rocky Mountain College. Mr. Scott is the nephew of James R. Scott and the cousin of Charles M. Heyneman, James R. Scott, Jr. and Jonathan R. Scott. Mr. Scott was recommended for membership to the First Interstate board of directors by the Scott family council.

The qualifications of Mr. Scott identified by the First Interstate board of directors include the following: Mr. Scott has significant executive management and business experience in the financial planning, banking and non-profit industries. Mr. Scott also has extensive knowledge of First Interstate’s unique challenges, regulatory environment and history as a result of his years of service to First Interstate.

Teresa A. Taylor

Teresa A. Taylor has been a director of First Interstate since January 2012. Ms. Taylor has more than 28 years of experience in technology, media and the telecom sector. Ms. Taylor is the owner of Blue Valley Advisors, LLC, and has served as Blue Valley Advisor’s chief executive officer since May 2012. Ms. Taylor also serves as a director of Columbia Pipeline Group, Inc. and T-Mobile USA. From 1988 to 2011, Ms. Taylor worked for Qwest Communications in Denver, Colorado, where she most recently served as chief operating officer, leading daily operations and a senior management team responsible for 30,000 employees in field support, technical development, sales, marketing, customer support and IT systems. Previous positions at Qwest include executive vice president - Business Marketing Group, executive vice president and chief administrative officer - executive vice president Wholesale Markets and executive vice president - Product and Pricing. Ms. Taylor received a Bachelor of Science degree from the University of Wisconsin-LaCrosse.

The qualifications of Ms. Taylor identified by the First Interstate board of directors include the following: Ms. Taylor has extensive knowledge in strategic planning and execution, technology development, human resources, union labor relations and corporate communications. She also has extensive knowledge on the fiduciary obligations, governance and compensation practices and other requirements and duties of a public company. Ms. Taylor is an independent director and serves as Chairman of the Compensation Committee.

Theodore H. Williams

Theodore H. Williams has been a director of First Interstate since May 2013. Mr. Williams has been a developer and manager of Thompson Creek Unit, an enhanced oil recovery project in northeastern Wyoming, since 1998. Additionally, Mr. Williams has acquired and managed multiple oil and gas properties located throughout the Rocky Mountain region of the United States since 1988. Prior to that time, Mr. Williams was self-employed as an oil and gas lease broker from 1979 to 1987 and served as a field and service representative for Haliburton Company from 1976 to 1978. Mr. Williams serves as a director of a regional independent oil and gas company with interests in more than 2,500 wells located primarily in Utah and Wyoming. Mr. Williams received his Bachelor of Arts degree in English from the University of Montana in 1976.

The qualifications of Mr. Williams identified by the First Interstate board of directors include the following: Mr. Williams has significant knowledge in the oil and gas industries as a result of his years in those industries, which gives him a unique perspective as to trends in the energy field. Mr. Williams has significant understanding of the geopolitical, environmental, economic and technical changes that are accelerating a transformation of the global energy system. Mr. Williams is an independent director.

Peter I. Wold

Peter I. Wold has been a director of First Interstate since December 2016. Mr. Wold has been the President of Wold Energy Partners, LLC, since 2013 and the CEO of Wold Oil Properties, LLC, an exploration and production company with primary operations in the Rocky Mountain states, since 1993. Mr. Wold is also the managing partner of a cattle ranch located in Wyoming. Mr. Wold was a director and chairman of the Denver, Colorado branch of the Federal Reserve Bank of Kansas City from 1993 through 1999, commissioner and chairman of the Wyoming Enhanced Oil Recovery Institute from 2003 through 2012, director of the New York board of Oppenheimer Fund, Inc., a mutual fund company, from 2002 through 2015, a director of Arch Coal Inc. from 2010 through 2016 and a director of American Talc Company from 2000 through the present. Mr. Wold received his Bachelor of Science degree in Biological Science from Colorado State University in Fort Collins, Colorado in 1971.

The qualifications of Mr. Wold identified by the First Interstate board of directors include the following: Mr. Wold has significant knowledge in the oil and gas industries as a result of his years in those industries, which gives him a unique perspective as to trends in the energy field. Mr. Wold also has extensive knowledge regarding ranching and finance as a result of his years of experience in those industries, which are highly relevant areas of expertise in our markets and business focus. Mr. Wald also has an understanding of the region First Interstate serves. Mr. Wold is an independent director.

First Interstate’s board of directors unanimously recommends that First Interstate shareholders vote “FOR”

the election to the First Interstate board of directors of each of the above named nominees.

PROPOSAL NO. 5

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act provides First Interstate shareholders an opportunity to cast a non-binding advisory vote to approve the compensation of the “named executive officers” identified in the Summary Compensation Table included on page 152 of this document.

First Interstate’s general compensation philosophy is that executive compensation should align with First Interstate shareholders’ interests without encouraging excessive or unnecessary risk. First Interstate executive compensation programs, which are described in greater detail in the Compensation Discussion and Analysis portion of this document beginning on page 142, are designed to attract and retain qualified executive officers and establish an appropriate relationship between executive pay and First Interstate’s annual financial performance and long-term growth objectives. Long-term executive compensation, through awards of restricted First Interstate Class A common stock containing time- and performance-based vesting provisions, encourages growth in executive stock ownership and helps drive performance that rewards both executives and First Interstate shareholders.

The advisory vote on this resolution is not intended to address any specific element of executive compensation; rather, the advisory vote relates to the compensation of the First Interstate named executive officers as disclosed in this document in accordance with the SEC’s compensation disclosure rules. The vote is advisory only, which means that it is not binding on First Interstate, the First Interstate board of directors or the compensation committee of the First Interstate board of directors. The First Interstate board of directors and its compensation committee value the opinions of the First Interstate shareholders and therefore will take into account the outcome of the vote when considering future executive compensation arrangements.

Accordingly, the First Interstate shareholders are requested to vote on the following resolution at the First Interstate annual meeting of shareholders:

RESOLVED, that the First Interstate shareholders approve, on an advisory basis, the compensation of the First Interstate named executive officers, as disclosed in this document pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis portion of this document, the Summary Compensation Table included in this document and the other related tables and disclosures included in this document.

First Interstate’s board of directors unanimously recommends that

First Interstate shareholders vote “FOR” the approval of the compensation of the First Interstate named executive officers as disclosed in this document.

PROPOSAL NO. 6

ADVISORY VOTE ON THE FREQUENCY OF

FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

Section 14A of the Exchange Act also provides First Interstate shareholders an opportunity every six years to cast a non-binding advisory vote as to how frequently First Interstate should include a proposal, similar to Proposal No. 5, asking for a non-binding advisory vote on the compensation of the First Interstate named executive officers. Therefore, First Interstate shareholders are being asked at the First Interstate annual meeting of shareholders to express their preference as to whether an advisory vote to approve the compensation of the First Interstate named executive officers should be included every one, two or three years. First Interstate shareholders may also abstain from casting a vote on this proposal.

At the 2011 First Interstate annual meeting of shareholders, the last time the First Interstate shareholders voted on this matter, more than 85% of the votes cast by the First Interstate shareholders were cast in favor of an advisory vote on executive compensation every two years. First Interstate has accordingly held an advisory vote on executive compensation every other year since that meeting. In light of this result, reconsideration of the frequency alternatives and the experience of the First Interstate board of directors over the last six years, and other factors, the First Interstate board of directors continues to believe that conducting an advisory vote on executive compensation every two years is appropriate and reflects a compromise between the advantages of the annual and the triennial voting alternatives. The First Interstate board of directors also believes a vote every two years allows shareholders to evaluate the longer term effects of First Interstate’s compensation programs, including First Interstate’s multi-year compensation structures, and is sensitive to shareholders who may not have sufficient time to perform an annual review of pay practices. First Interstate shareholders who may have concerns about executive compensation during the intervals between advisory votes are welcome to bring their specific concerns to the attention of the First Interstate board of directors. Information about communicating with the First Interstate board of directors is included under the caption “Shareholder Communications with the First Interstate Board of Directors” on page 139 of this document.

This vote is advisory and therefore not binding on First Interstate, the First Interstate board of directors or the compensation committee of the First Interstate board of directors. The First Interstate board of directors and its compensation committee value the opinions of the First Interstate shareholders, and therefore will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation. The First Interstate board of directors may decide that it is in the best interests of First Interstate and the First Interstate shareholders to hold an advisory vote on executive compensation on a different frequency than the frequency receiving the most votes cast by the First Interstate shareholders.

The First Interstate proxy card included with this document provides First Interstate shareholders with the opportunity to choose among four options on this proposal (holding the advisory vote every one, two or three years, or abstaining) and, therefore, First Interstate shareholders will not be voting to approve or disapprove the recommendation of the First Interstate board of directors.

Our next advisory vote on the frequency of the advisory vote on executive compensation will occur at our 2023 annual meeting of shareholders.

First Interstate’s board of directors unanimously recommends that

First Interstate shareholders vote for the option of “TWO YEARS” for the frequency of future advisory votes on executive compensation.

PROPOSAL NO. 7

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP was appointed by the audit committee of the First Interstate board of directors to be the independent registered public accounting firm for First Interstate for the year ending December 31, 2017. While the audit committee is directly responsible for the appointment, compensation, retention and oversight of the selected independent registered public accounting firm, the audit committee and the First Interstate board of directors are submitting the selection of RSM US LLP to the First Interstate shareholders for ratification as a matter of good corporate governance. No representatives of RSM US LLP are expected to be present at the First Interstate annual meeting of shareholders.

Neither the audit committee nor the First Interstate board of directors is required to take any action as a result of the outcome of the vote on this proposal. If the First Interstate shareholders do not ratify the selection of RSM US LLP as the selected independent registered public accounting firm, however, the audit committee will consider whether to retain RSM US LLP or to select another independent registered public accounting firm. Furthermore, even if the selection is ratified, the audit committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interest of First Interstate and the First Interstate shareholders.

First Interstate’s board of directors unanimously recommends that First Interstate shareholders vote “FOR”

ratification of the appointment of RSM US LLP

as the independent registered public accounting firm for First Interstate.

Role of the First Interstate Board of Directors in Risk Oversight

It is the responsibility of the Chief Executive Officer to fulfill the expectation of the First Interstate board of directors of a strong risk management culture throughout the organization. It is the responsibility of the Chief Risk Officer to ensure an appropriate risk management framework is implemented to identify, assess and manage our exposure to risk. The First Interstate board of directors and its committees play an important role in overseeing executive management’s performance of its responsibilities relating to risk management. In general, this oversight includes working with executive management to determine an appropriate risk management culture, monitoring the amounts and types of risk taken in executing First Interstate’s business strategy and evaluating the effectiveness of risk management processes against the policies and procedures established to control those risks. First Interstate has adopted a risk management oversight structure designed to ensure that all significant risks are actively monitored by the entire First Interstate board of directors or one of its committees. Furthermore, given the importance of the operations of First Interstate Bank to First Interstate, additional risk management oversight is provided by the First Interstate Bank board of directors, members of which include members of the First Interstate board of directors.

In most cases, the respective committees of the First Interstate board of directors are responsible for the oversight of specific risks as outlined in each of their respective charters. For example, the risk oversight responsibilities of the credit committee of the First Interstate board of directors include oversight of the annual credit plan, lending policies, credit trends, the allowance for loan loss policy and high risk portfolios and concentrations. In addition to its oversight of all aspects of the First Interstate annual independent audit and the preparation of the First Interstate financial statements, the audit committee of the First Interstate board of directors has been delegated responsibility for oversight of risks associated with First Interstate’s internal controls, compliance with applicable laws and regulations, monitoring the implementation of First Interstate’s code of conduct and overseeing responses to reports of examination. The compensation committee of the First Interstate board of directors has been delegated responsibility for oversight of the First Interstate compensation programs, including evaluating whether any of these programs contain features that promote excessive risk-taking by management and other employees, either individually or as a group. The executive committee of the First Interstate board of directors oversees the First Interstate capital positions and capital management activities to ensure compliance with applicable regulatory requirements and to ensure that capital levels are a source of financial strength. The governance and nominating committee of the First Interstate board of directors has been delegated responsibility for establishing and reviewing the adequacy of the First Interstate code of conduct and ethics, reviewing and approving related party transactions, developing criteria and qualifications for membership on the First Interstate board of directors, considering, recommending and recruiting candidates to fill new or vacant positions on the First Interstate board of directors, and ensuring an effective and efficient system of governance is in place. The technology committee of the First Interstate board of directors has been delegated responsibility for ensuring adequate processes are in place to protect First Interstate’s data. First Interstate’s newly formed risk committee further assists the First Interstate board of directors in fulfilling its risk oversight responsibilities by ensuring its risk governance processes are strong, enterprise-wide risk monitoring activities are appropriate and the enterprise-wide risk program is effective.

In addition to oversight of risk management by the First Interstate board of directors and its committees, the board of directors of First Interstate Bank and its committees have been delegated the responsibility for overseeing management of First Interstate Bank’s lending activities, liquidity and capital position, asset quality, interest rate risk and investment strategies. The chairman of the First Interstate Bank board of directors communicates relevant information with respect to these activities to the full First Interstate board of directors.

The several committees of the First Interstate board of directors carry out their responsibilities by requesting and obtaining reports and other information from First Interstate management with respect to relevant risk areas. In addition to the committee structure of the First Interstate board of directors, the entire First Interstate board of directors periodically receives reports and information about key risks and enterprise risk management from the chief risk officer.

Audit Committee Pre-Approval Policies and Procedures

The charter of the audit committee of the First Interstate board of directors requires advance approval of all audit and non-audit services performed by the independent registered public accounting firm to assure that such services do not impair the auditor’s independence from First Interstate. The audit committee may delegate the authority to pre-approve services to its chairman or any two other members of the audit committee, subject to ratification by the audit committee at its next committee meeting. In 2016 and 2015, all of the fees paid to the First Interstate independent auditor were approved in advance by the audit committee.

Principal Accounting Fees and Services

RSM US LLP has been the independent registered public accounting firm of First Interstate since 2004, with the lead audit partner serving in that role commencing with the 2014 audit. RSM US LLP was paid the following fees for services performed during the fiscal years ended December 31, 2016 and 2015:

	2016		2015
Audit fees(1)	$	635,000	$615,000
Audit-related fees(2)		22,500	15,000
Tax fees		—	—
All other fees(3)		17,000	—

(1)	Audit fees consist of fees for the audit of the financial statements included in our annual report on Form 10-K and reviews of the financial statements included in our quarterly reports on Form 10-Q, including procedures related to acquisitions.

(2)	Audit-related fees for 2016 consist of fees for review of our Registration Statement on Form S-4 filed with the SEC on January 26, 2017 and agreed-upon procedures related to the acquisitions of Flathead Bank and Cascades Bancorp. Audit-related fees for 2015 relate to agreed-upon procedures related to the Absarokee Bancorporation, Inc. acquisition.
(3)	All other fees relate to review of acquisition target auditor work papers.

Audit Committee Report

The Audit Committee of the First Interstate board of directors makes the following report which, notwithstanding anything to the contrary set forth in any of our filings under the Securities Act or the Exchange Act, will not be incorporated by reference into any such filings and will not otherwise be deemed to be proxy soliciting materials or to be filed under such Acts.

February 27, 2017

To the Board of Directors of First Interstate BancSystem, Inc.:

The audit committee operates under a charter approved by the First Interstate board of directors that specifies the scope of the audit committee’s responsibilities and how they are carried out. The First Interstate board of directors has determined that all members of the audit committee are independent based upon the standards adopted by the First Interstate board of directors, which standards incorporate the independence requirements under applicable laws and regulations.

Management is responsible for First Interstate’s systems of internal controls and the financial reporting process. RSM US LLP, First Interstate’s independent registered public accounting firm, is responsible for the integrated audit of the consolidated financial statements and internal control over financial reporting. First Interstate’s internal auditors are responsible for preparing an annual audit plan and conducting internal audits under the control of the Chief Audit Executive, who is accountable to the audit committee.

The audit committee’s responsibility is to monitor and oversee these processes and procedures.

The audit committee relies, without independent verification, on the information provided to it and on the representations made by management regarding the effectiveness of internal control over financial reporting, and that such financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The audit committee also relies on the opinions of the independent auditors on the consolidated financial statements and on the effectiveness of internal control over financial reporting. The audit committee’s oversight does not provide assurance that management’s and the auditor’s opinions and representations are correct.

The audit committee reviewed and discussed the audited financial statements as of and for the year ended December 31, 2016 with management, the internal auditors and the independent auditors. The audit committee’s review of and discussions about the financial statements included discussions about the quality, not just the acceptability, of the accounting principles used, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The audit committee also discussed with the independent auditors all matters required to be discussed by the applicable standards issued by the Public Company Accounting Oversight Board and has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors’ communications with the audit committee concerning independence. The audit committee discussed with the independent auditors their independence and any relationships that might have an impact on their objectivity and independence, and reviewed and approved the amount of fees paid for audit and audit-related services.

Based on the above-mentioned reviews and discussions, and subject to the limitations on its role and responsibilities described above and in the audit committee charter, on February 27, 2017, the audit committee recommended to the board of directors that the audited financial statements referred to above be included in First Interstate’s Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS:

Ross E. Leckie	David H. Crum	Peter I. Wold
Dana L. Crandall	Theodore H. Williams

PROPOSAL NO. 8

APPROVAL OF THE AMENDED AND RESTATED

BYLAWS OF FIRST INTERSTATE

At First Interstate’s annual meeting of shareholders, shareholders will consider and vote on a proposal to approve the amended and restated bylaws of First Interstate, which would become effective upon receipt of shareholder approval. The changes to the bylaws include, but are not limited to, the following:

•	The establishment of a risk committee of the First Interstate board of directors, whose principal duties will be to oversee the conduct of, and review the results of, enterprise-wide risk assessments, including the identification and reporting of critical enterprise risk management practices.

•	The establishment of chief banking officer, chief legal officer/general counsel and chief risk officer as required officer positions.

•	The position of vice chair of the First Interstate board of directors is no longer a required officer position. The appointment and maintenance of a vice chair is optional.

The foregoing description of the amended and restated bylaws of First Interstate does not purport to be complete and is qualified in its entirety by reference to the amended and restated bylaws, which are included as Annex E to this document and are incorporated herein by reference.

First Interstate’s board of directors unanimously recommends that First Interstate shareholders vote “FOR”

approval of the amended and restated bylaws of First Interstate.

SPECIAL MEETING OF CASCADE SHAREHOLDERS

This document is being provided to holders of Cascade common stock as Cascade’s proxy statement in connection with the solicitation of proxies by and on behalf of its board of directors to be voted at the special meeting of Cascade shareholders and at any adjournment or postponement of the special meeting. This document is also being provided to holders of Cascade common stock as First Interstate’s prospectus in connection with the issuance by First Interstate of its shares of Class A common stock as a result of the proposed merger.

Date, Time and Place of Meeting

The special meeting is scheduled to be held as follows:

Date: May 24, 2017

Time: 4:30 p.m., local time

Place: Cascade’s headquarters located at 1100 N.W. Wall Street, Bend, Oregon 97703

Purpose of the Meeting

At the special meeting, Cascade’s shareholders will be asked to:

•	Approve and adopt the merger agreement, pursuant to which Cascade will merge with and into First Interstate, with First Interstate surviving the merger, and each share of Cascade common stock outstanding immediately prior to the completion of the merger will be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest.

•	Adopt a non-binding advisory resolution approving the compensation that will or may become payable Cascade’s named executive officers in connection with merger.

•	Approve on a non-binding advisory basis the amended and restated articles of incorporation of First Interstate.

•	Approve a proposal, if necessary, to adjourn the special meeting to permit the further solicitation of proxies if there are not sufficient votes at the time of the special meeting to achieve a quorum or approve and adopt the merger agreement.

•	Transact any other business that may properly come before the special meeting or any postponement or adjournment of the special meeting.

Who Can Vote at the Meeting

You are entitled to vote if the records of Cascade showed that you held shares of Cascade common stock as of the close of business on March 17, 2017, which is the record date for the Cascade special meeting. As of the close of business on the record date, 75,060,030 shares of Cascade common stock were outstanding. Each share of Cascade common stock has one vote on each matter presented to shareholders. If your shares are held in “street name” by your broker, bank or other nominee and you wish to vote in person at the special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the special meeting.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of Cascade common stock is represented in person or by proxy at the meeting to constitute a quorum. If you submit valid proxy instructions or attend the meeting in person, your shares will be counted to determine whether there is a quorum, even if you abstain from voting. If you fail to provide voting instructions to your broker, bank or other nominee with respect to a proposal, that broker, bank or other nominee will not vote your shares with respect to that proposal.

Approval and adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Cascade common stock. Failure to submit valid proxy instructions or to vote in person will have the same effect as a vote against the merger agreement. Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

Approval of the non-binding advisory vote on the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. The failure to vote in person or submit valid proxy instructions, broker non-votes and abstentions will have no effect on the voting on the proposal.

Approval on a non-binding advisory basis of the amended and restated articles of incorporation of First Interstate requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. The failure to vote in person or submit valid proxy instructions, broker non-votes and abstentions will have no effect on the voting on the proposal.

Approval to adjourn the meeting if necessary to permit further solicitation of proxies requires that the votes cast in favor of the proposal exceed the votes cast against the proposal. The failure to vote in person or submit valid proxy instructions, broker non-votes and abstentions will have no effect on the voting on the proposal.

Shares Held by Cascade Officers and Directors and by First Interstate

As of March 17, 2017, directors and executive officers of Cascade and those shareholders with a representative on Cascade’s board of directors beneficially owned 30,168,784 shares of Cascade common stock. This equals 40.2% of the outstanding shares of Cascade common stock as of the March 17, 2017. As of the same date, neither First Interstate nor any its subsidiaries, directors or executive officers owned any shares of Cascade common stock. All of Cascade’s directors and certain shareholders of Cascade entered into voting agreements with First Interstate to vote the 41,399,141 shares of Cascade common stock owned by them in favor of the proposal to approve and adopt the merger agreement.

Voting and Revocability of Proxies

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, Cascade recommends that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

If you are a “shareholder of record,” you can vote your shares:

•	via internet at http://www.voteproxy.com;

•	via telephone by calling 1-800-PROXIES in the United States or 1-718-921-8500 in foreign countries;

•	by completing and mailing in the proxy card that is enclosed; or

•	by voting in person at the special meeting.

Please refer to the specific instructions set forth on the proxy card. We encourage you to vote via the internet or by telephone.

Cascade shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares. Your broker, bank or other nominee may allow you to deliver your voting instructions via telephone or the internet. If your shares are held in “street name” and you wish to vote in person at the special meeting, you will have to obtain a “legal proxy” from your broker, bank or other nominee entitling you to vote at the special meeting.

If you are a shareholder of record of Cascade common stock, voting instructions are included on the enclosed proxy card. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against or abstain with respect to each matter. If you are the shareholder of record of your shares of Cascade common stock and submit your proxy without specifying a voting instruction, your shares of Cascade common stock will be voted “FOR” the proposal to approve and adopt the merger agreement, “FOR” the approval on a non-binding advisory basis of the resolution approving the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger, “FOR” the approval on a non-binding advisory basis of the amended and restated articles of incorporation of First Interstate and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve and adopt the merger agreement. If your shares are held in street name and you return an incomplete instruction card to your broker, bank or other nominee, that broker, bank or other nominee will not vote your shares with respect to any matter.

You may revoke your proxy at any time before it is voted at the special meeting by:

•	filing with the Corporate Secretary of Cascade a duly executed revocation of proxy;

•	submitting a new proxy with a later date;

•	voting again via the internet or by telephone not later than 11:59 p.m., Eastern Time, on May 23, 2017; or

•	voting in person at the special meeting.

If your shares are held in “street name,” you should contact your broker, bank or other nominee to change your vote.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Cascade Bancorp

Andrew J. Gerlicher, Corporate Secretary

1100 N.W. Wall Street

Bend, Oregon 97703

If any matters not described in this document are properly presented at the Cascade special meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares of Cascade common stock. Cascade does not know of any other matters to be presented at the special meeting.

Solicitation of Proxies

Cascade will pay for this proxy solicitation. Additionally, directors, officers and employees of Cascade and Cascade Bank may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Cascade will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

PROPOSAL NO. 1

APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

At Cascade’s special meeting of shareholders, shareholders will consider and vote on a proposal to approve and adopt the merger agreement. Details about the merger agreement, including each party’s reasons for the merger, the effect of approval and adoption of the merger agreement and the timing of effectiveness of the merger, are discussed in the section entitled “Description of the Merger” beginning on page 55 of this document.

Cascade’s board of directors unanimously recommends

that Cascade shareholders vote “FOR”

approval and adoption of the merger agreement.

PROPOSAL NO. 2

NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION THAT WILL OR MAY BECOME PAYABLE TO THE NAMED EXECUTIVE OFFICERS OF CASCADE IN CONNECTION WITH THE MERGER

In accordance with the requirements of the Dodd-Frank Act and the rules of the SEC adopted thereunder, Cascade’s board of directors is providing shareholders with the opportunity to cast a non-binding advisory vote on the compensation that will or may become payable to the five “named executive officers” of Cascade in connection with the merger, as summarized in the table under the caption “Description of the Merger—Interests of Cascade’s Director and Executive Officers in the Merger—Merger-Related Executive Compensation for Cascade’s Named Executive Officers” beginning on page 99 of this document.

As described in greater detail under the caption “Description of the Merger—Interests of Cascade’s Director and Executive Officers in the Merger—Merger-Related Executive Compensation for Cascade’s Named Executive Officers,” each of Cascade’s named executive officers will or may become entitled to receive a payment from Cascade. Under SEC rules, Cascade’s shareholders must be provided with the opportunity to vote on a non-binding advisory resolution to approve certain “golden parachute” payments that its named executive officers will receive in connection with the merger. The payments to Messrs. Zink, Newton, Reeves and Lee and Ms. Biss constitute “golden parachute” payments.

Accordingly, at the special meeting, Cascade is asking its shareholders to approve, in a non-binding advisory vote, the compensation that will or may become payable to its named executive officers in connection with the merger through the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to its named executive officers in connection with the merger, as disclosed in the table under the caption “Description of the Merger—Interests of Cascade’s Director and Executive Officers in the Merger—Merger-Related Executive Compensation for Cascade’s Named Executive Officers” in the joint proxy statement/prospectus in accordance with Item 402(t) of Regulation S-K, including the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, is hereby APPROVED.”

The vote on this Proposal No. 2 is a vote separate and apart from the vote on Proposal No. 1 to approve and adopt the merger agreement. Accordingly, Cascade’s shareholders may vote not to approve this Proposal No. 2 and to approve Proposal No. 1, and vice versa. Because the vote is advisory in nature only, it will not be binding on either Cascade or First Interstate, regardless of whether the merger agreement is approved. Accordingly, as the compensation to be paid in connection with the merger is a contractual obligation to the named executive officers of Cascade, regardless of the outcome of this advisory vote, such compensation will be payable if the merger agreement is approved and the merger is completed, subject only to the contractual conditions applicable to such payment.

Cascade’s board of directors unanimously recommends a vote “FOR”

approval, on an advisory non-binding basis, of the compensation that will or may become payable to the named executive officers of Cascade in connection with the merger.

PROPOSAL NO. 3

NON-BINDING ADVISORY VOTE TO APPROVE THE AMENDED

AND RESTATED ARTICLES OF INCORPORATION OF FIRST INTERSTATE

Cascade’s board of directors is providing its shareholders with the opportunity to cast a non-binding advisory vote on the amended and restated articles of incorporation of First Interstate, which would become effective upon the completion of the merger.

The changes to the First Interstate articles of incorporation generally provide that the holders of First Interstate Class A common stock and First Interstate Class B common stock will receive the same consideration in certain mergers and other transactions unless the merger or other transaction is approved by holders of 70% of First Interstate Class A common stock, voting as a separate class. More specifically, the changes to the articles of incorporation include, but are not limited to, the following:

•	In the case of (1) a “Change in Control Transaction” (which is defined in the amended and restated articles of incorporation of First Interstate as the sale by First Interstate of all or substantially all of the its assets or those of a significant subsidiary or the merger of First Interstate with or into any other corporation or entity) or (2) the issuance of more than 2% of First Interstate’s total voting power to any person or group such that, following such transaction, such person or group would hold more than 50% of the total voting power of First Interstate, First Interstate will need to obtain the approval of the holders of the greater of: (A) a majority of the voting power of the issued and outstanding shares of First Interstate common stock voting together as a single class or (B) two-thirds (66.67%) of the voting power of the shares of First Interstate common stock present in person or represented by proxy at the shareholder meeting called to consider such Change in Control Transaction and entitled to vote thereon, voting together as a single class. However, unless the holders of First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in a Change in Control Transaction, First Interstate will not consummate such Change in Control Transaction without the approval of the holders of at least 70% of the voting power of the outstanding shares of First Interstate Class A common stock, voting as a separate class.

•	If First Interstate elects to consider a Change in Control Transaction and in the twelve months before such Change in Control Transaction the acquiring company acquired any shares of First Interstate Class B common stock, then such Change in Control Transaction will require the affirmative vote of 70% of the voting power of the outstanding shares of First Interstate Class A common stock, voting as a separate class, unless the holders of the First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in the Change in Control Transaction and the consideration paid is at least equal to the highest amount paid by the acquiring corporation for the First Interstate Class B common stock during such twelve-month period.

•	First Interstate cannot merge with or sell any material assets to any shareholder of First Interstate Class B common stock, which we refer to in this document as a “Class B Acquisition Transaction,” unless such transaction is approved by a majority of the disinterested directors on First Interstate’s board of directors and the holders of a majority of the shares of First Interstate Class A common stock, voting as a separate class.

•	If there are any shares of Class B common stock issued and outstanding, amendment of any of the provisions in the amended and restated articles of incorporation of First Interstate relating to First Interstate common stock, a Change in Control Transaction, a Class B Acquisition Transaction or an amendment to the articles of incorporation requires the affirmative vote of 70% of the voting power of the outstanding shares of the First Interstate Class A common stock, voting as a separate class.

The foregoing description of the amended and restated articles of incorporation of First Interstate does not purport to be complete and is qualified in its entirety by reference to the amended and restated articles of incorporation, which are included as Annex D to this document and are incorporated into this document by reference.

Because the vote is advisory in nature only, it will not be binding on either Cascade or First Interstate, regardless of whether the merger agreement is approved. Accordingly, if the merger agreement is approved by Cascade’s shareholders and the merger is subsequently completed, the amended and restated articles of incorporation of First Interstate will be amended, whether or not Cascade shareholders approve the amended and restated articles of incorporation of First Interstate.

Cascade’s board of directors unanimously recommends

that Cascade shareholders vote “FOR” approval, on an advisory non-binding basis, of the amended and restated articles of incorporation of First Interstate.

PROPOSAL NO. 4

ADJOURNMENT OF THE SPECIAL MEETING

If there are insufficient proxies at the time of the special meeting to approve and adopt the merger agreement, the Cascade shareholders may be asked to vote on a proposal to adjourn the meeting to a later date to allow additional time to solicit additional proxies. Cascade’s board of directors does not currently intend to propose adjournment at the special meeting if there are sufficient votes to approve and adopt the merger agreement (Proposal No. 1).

Cascade’s board of directors unanimously recommends a vote “FOR”

approval of the adjournment of the shareholder meeting if necessary to solicit additional proxies in favor of the approval and adoption of the merger agreement.

DESCRIPTION OF THE MERGER

The following summary of the merger agreement and the merger is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this document and is incorporated by reference into this document. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of Cascade with and into First Interstate, with First Interstate as the surviving entity. Immediately following the merger of Cascade with First Interstate, Cascade Bank will merge with and into First Interstate Bank, with First Interstate Bank as the surviving entity.

Consideration to be Received in the Merger

When the merger becomes effective, each share of Cascade common stock issued and outstanding immediately before completion of the merger will automatically be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, plus cash in lieu of any fractional share, without interest. The exchange ratio will not be adjusted as a result of any changes in the trading price of First Interstate Class A common stock or Cascade common stock.

If First Interstate declares a stock dividend or distribution on shares of its Class A common stock or subdivides, splits, reclassifies or combines the shares of First Interstate Class A common stock before the effective time of the merger, then the exchange ratio will be adjusted to provide Cascade shareholders with the same economic effect as contemplated by the merger agreement before any of these events.

Cascade’s shareholders will not receive fractional shares of First Interstate Class A common stock. Instead, Cascade’s shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (1) the fraction of a share of First Interstate Class A common stock to which he, she or it is entitled multiplied by (2) the average closing sales price of First Interstate Class A common stock over the 20 full trading days ending on the fifth day before the closing date of the merger.

Background of and Cascade’s Reasons for the Merger

Background of the Merger.

Cascade’s board of directors has regularly reviewed and discussed Cascade’s business, performance, prospects and long-term strategy in the context of developments in the banking industry and the competitive and regulatory landscape. Cascade’s board of directors has considered, from time to time, various potential strategic alternatives, including acquisitions or business combinations involving other financial institutions, such as potential acquisitions of smaller bank holding companies operating primarily in the markets in which Cascade operates or business combinations with larger banking institutions. Cascade’s board of directors also considered standalone alternatives such as increasing its number of traditional bank branches through organic growth or acquiring branches of other banking institutions. Cascade’s board of directors generally concluded that entering into a strategic transaction with a larger financial institution would be more likely to enhance shareholder value than to pursue standalone alternatives. In connection with the evaluation of these strategic alternatives, Terry E. Zink, Cascade’s President and Chief Executive Officer, has had, from time to time, informal discussions with other financial institutions.

Growth through mergers and acquisitions has been and remains an important part of First Interstate’s growth plans as evidenced by three acquisitions of financial institutions in the past three years. First Interstate’s management has also been hiring additional personnel and strengthening its policies, procedures, technology and infrastructure to operate in the enhanced regulatory environment of a financial institution with assets greater than $10 billion.

In May 2015, Cascade entered into discussions with a financial institution, referred to in this document as “Party A,” that approached Cascade about a possible strategic transaction. During June and July 2015, Cascade’s board of directors held several meetings to consider a potential strategic transaction and conferred with management and Cascade’s financial and legal advisors. During this time, Cascade’s board of directors considered whether to contact other potential merger partners as well as the potential benefits and risks of affirmatively soliciting acquisition proposals from such parties (including the risk of potential disruption to Cascade’s business and relationships with employees and customers should information about the sale process become known to the public, the risks of sharing competitively sensitive information with Cascade’s competitors and the risk that Party A might withdraw its interest). Cascade’s board of directors determined that the risks associated with attempting to affirmatively solicit acquisition proposals from a large number of third parties outweighed the potential benefits. For that reason, Cascade’s board of directors authorized its financial advisor to contact only four potential merger partners (other than Party A) to assess their interest and ability to consummate a strategic transaction. Those four potential merger partners were determined, after conferring with Cascade’s management and financial advisor, to be most likely to be interested in exploring a strategic transaction with Cascade. Cascade did not enter into confidentiality agreements with any of those four parties or provide them with nonpublic due diligence information. However, one of those potential merger partners, which we refer to in this document as “Party B,” met with Cascade’s management on July 8 and July 14, 2015, to discuss a potential strategic transaction. Ultimately, the four potential merger partners either indicated preliminary valuation terms that led Cascade to conclude a strategic transaction would not be more attractive than the strategic transaction proposed by Party A or responded that they were not interested in pursuing or were unable to pursue a strategic transaction at that time. As a result, Cascade’s board of directors authorized Cascade to enter into an exclusivity agreement with Party A and to continue exchanging due diligence information with respect to a potential strategic transaction. During these discussions, Party A proposed a merger transaction with an implied value of approximately $6.50 per share at that time, with the consideration to consist of 85% Party A common stock and 15% cash. Cascade and Party A, however, were unable to agree on definitive terms for a strategic transaction and terminated discussions in late August 2015.

In early 2016, representatives from each of First Interstate and Party B contacted Mr. Zink to express interest in exploring a potential strategic transaction. First Interstate had not been contacted by Cascade’s financial advisor during July 2015, but as noted above, Party B had been contacted and had indicated at that time that it was not then in a position to pursue a strategic transaction with Cascade.

On February 23, 2016, Cascade’s board of directors held a regularly scheduled meeting at which representatives of management were present. Cascade’s board of directors was informed by Mr. Zink of the contacts from Party B and First Interstate and directed management to hold discussions with both parties to assess their interest in a potential strategic transaction.

On March 11, 2016, Kevin P. Riley, President and Chief Executive Officer of First Interstate and Marcy D. Mutch, Executive Vice President and Chief Financial Officer of First Interstate, met with Mr. Zink, Gregory D. Newton, Cascade’s Chief Financial Officer, and other representatives of Cascade in Portland, Oregon, to hold preliminary discussions about a potential strategic transaction.

On March 15, 2016, Cascade entered into a confidentiality agreement (which did not contain standstill covenants) with Party B.

On March 16, 2016, Mr. Zink, Mr. Newton, Charles N. Reeves, Cascade’s Chief Operating Officer, and Ryan R. Patrick, Cascade’s Non-Executive Chairman of the Board, met with Mr. Riley, Ms. Mutch and James R. Scott, Chairman of the Board of First Interstate, to discuss preliminarily a potential strategic transaction.

On March 21, 2016, Cascade entered into a confidentiality agreement (which did not contain standstill covenants) with First Interstate.

After entering into confidentiality agreements with First Interstate and Party B, Cascade provided each party with access to an electronic data room to conduct due diligence.

On March 22, 2016, Cascade’s board of directors held a meeting at which representatives of management were present. Cascade’s management updated the directors on the status of the discussions with First Interstate and Party B.

From late March until early May 2016, Cascade and its representatives met and held numerous discussions with representatives of First Interstate and Party B and exchanged due diligence information. Cascade requested that each party submit an indication of interest in mid-May.

On March 29, 2016, a representative of another financial institution, referred to as “Party C,” contacted Mr. Zink to express potential interest in exploring a strategic transaction. Party C was among the potential merger partners considered by Cascade’s board of directors in July 2015, but Cascade did not contact Party C at that time. Mr. Zink responded that Cascade would be willing to hold discussions with Party C. Party C’s representative indicated he would send Cascade a proposed confidentiality agreement, but no such agreement was received. In early May 2016, a representative of Cascade’s outside financial advisor at Piper Jaffray contacted Party C on Cascade’s behalf because Party C had not yet provided a proposed confidentiality agreement or otherwise communicated with Cascade about a potential strategic transaction. Although Party C informed the representative of Piper Jaffray that Party C was still interested in a potential strategic transaction, neither Cascade nor Piper Jaffray received any further contact from Party C regarding Cascade.

On April 18, 2016, First Interstate held a meeting of its executive committee, which consists of six directors. Representatives of First Interstate’s management were also present. Mr. Riley provided an overview of the potential strategic transaction with Cascade, of his previous meetings with representatives of Cascade and preliminary transaction considerations. The executive committee agreed that management of First Interstate should continue its due diligence and negotiations with Cascade to work towards a potential strategic transaction with Cascade.

On April 26, 2016, Cascade’s board of directors held a meeting at which representatives of management were present. Cascade’s management updated the directors on the status of the discussions with First Interstate and Party B.

On May 18, 2016, Party B provided Cascade with a non-binding indication of interest with an implied value of approximately $6.37 per share, with the consideration to consist of approximately 75% Party B common stock and 25% cash. The stock consideration was not subject to any “collar,” which would limit the amount by which an acquiror’s stock price could fluctuate between the time the merger agreement is signed and the time the merger is completed. Party B also requested that Cascade enter into an exclusivity agreement.

On May 20, 2016, First Interstate provided Cascade with a non-binding expression of interest with an implied value of approximately $6.19 per share, with the consideration to consist of approximately 75% First Interstate Class A common stock and 25% cash. The stock consideration was not subject to a “collar.” First Interstate also requested that Cascade enter into an exclusivity agreement.

On May 24, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton & Williams LLP, Cascade’s outside legal counsel, which we refer to in this document as “Hunton,” were present. Cascade’s management updated the directors on the discussions held with First Interstate and Party B and explained each party’s stated rationale for a strategic transaction with Cascade. Representatives of Piper Jaffray reviewed the non-binding indications of interest and provided a financial analysis of each of Cascade, Party B and First Interstate on a standalone basis and a financial analysis of a potential strategic transaction with each of Party B and First Interstate. Based on information provided by Piper Jaffray and management, Cascade’s board of directors also considered, among other things: potential synergies in a strategic transaction with Party B or First Interstate; whether to affirmatively solicit acquisition proposals from other potential merger parties (and the risks of doing so); Cascade’s board of directors’ consideration of potential merger partners and the results of the market outreach efforts conducted by Cascade’s financial advisor in July 2015; the extent to which Party B’s and First Interstate’s operations overlapped with Cascade’s geographic markets; the dual class structure of First Interstate’s common stock, including the concentration of voting power held by the holders of First Interstate Class B common stock; the likelihood of consummating a strategic transaction on a timely basis, including Party B’s and First Interstate’s relative experience in completing acquisitions of financial institutions the size of Cascade; and the likelihood that the market for Cascade’s common stock was trading at a premium due to speculation that Cascade was a possible acquisition target. Cascade’s board of directors decided that the risk from a sale process becoming public outweighed the potential benefits of contacting other potential merger partners. Following discussion, Cascade’s board of directors instructed management to continue negotiations with each of Party B and First Interstate to seek improved purchase prices from both parties. After the meeting, Cascade’s representatives requested representatives of each of First Interstate and Party B to improve the terms of their respective proposals.

On May 25, 2016, First Interstate’s board of directors held a meeting at which members of management were present. Mr. Riley provided First Interstate’s board of directors with an overview of the potential strategic transaction, preliminary transaction considerations and an update on the discussions and process. After discussion, First Interstate’s board of directors approved management’s submission of a new indication of interest.

On May 25, 2016, First Interstate provided Cascade with a non-binding indication of interest with an implied value of approximately $6.42 per share, with the consideration to consist of approximately 70% First Interstate Class A common stock and 30% cash. First Interstate again requested that Cascade enter into an exclusivity agreement.

On May 26, 2016, Party B provided Cascade with a revised non-binding indication of interest with an implied value of approximately $6.47 per share, with the consideration to consist of approximately 75% Party B common stock and 25% cash, and changes to certain other terms, such as a reduced termination fee that would be payable by Cascade in connection the termination of a definitive merger agreement under certain circumstances. Party B again requested that Cascade enter into an exclusivity agreement.

On May 27, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. Representatives of Piper Jaffray reviewed the revised non-binding indications of interest and its updated financial analysis. Representatives of Hunton also reviewed the directors’ legal duties applicable to their consideration of a strategic transaction. Following discussion, Cascade’s board of directors determined that pursuing a strategic transaction with Party B at that time was more likely to maximize shareholder value because: Party B’s proposal offered a higher implied value to Cascade’s shareholders; Cascade’s board of directors’ belief, based on information provided by management and Piper Jaffray, that a strategic transaction with Party B could be completed more promptly than a strategic transaction with First Interstate and also might create more synergies; and Party B’s single class of common stock was considered more favorable to Cascade’s shareholders than First Interstate’s dual class stock structure. Cascade’s board of directors instructed management to try to seek improved terms from Party B and authorized management to enter into an exclusivity agreement. After the meeting, Mr. Zink negotiated the terms of non-binding indication of interest with representatives of Party B, including seeking an improvement in Party B’s purchase price.

On May 31, 2016, Party B submitted a revised non-binding indication of interest in which it increased its proposed exchange ratio (with the consideration still to consist of approximately 75% Party B common stock and 25% cash), resulting in an implied value of approximately $6.50 per share. Party B again requested that Cascade enter into an exclusivity agreement. Mr. Zink provided the revised non-binding indication of interest to Cascade’s directors.

On June 1, 2016, Cascade and Party B executed a non-binding indication of interest and entered into a 60-day exclusivity period. Mr. Zink also informed Mr. Riley of Cascade’s board of directors’ decision not to continue discussions with First Interstate. Mr. Riley indicated that Cascade should contact First Interstate if circumstances changed.

During June and July 2016, Cascade and Party B conducted due diligence with respect to the potential transaction.

On July 20 and 21, 2016, First Interstate’s board of directors held meetings at which representatives of management were present. Ms. Mutch provided an update to First Interstate’s board of directors on Cascade’s decision not to continue discussions with First Interstate.

On July 26, 2016, Cascade’s board of directors held a meeting at which representatives of management were present. Among other things, Cascade’s board of directors was updated on the status of the discussions and due diligence process with Party B.

On July 29, 2016, Party B submitted a revised indication of interest pursuant to which it reduced the exchange ratio in its proposal but increased the cash portion of the merger consideration (which cash portion constituted approximately 30% of the implied value of the total consideration payable to Cascade’s shareholders). Because of the reduced exchange ratio and the fact that Party B’s stock price had declined over the past two months, the implied value reflected in Party B’s revised indication of interest was approximately $6.14 per share. Party B also requested a 14-day extension of the exclusivity period. Later that day, Cascade’s board of directors held a meeting at which representatives of management and Piper Jaffray were present to consider Party B’s revised indication of interest. Following discussion, Cascade’s board of directors agreed to continue negotiations with Party B and to extend the exclusivity period by an additional 14 days.

On August 8, 2016, Party B’s legal counsel provided a draft merger agreement to Hunton. Over the next two weeks, the parties continued their due diligence with respect to the potential transaction and their respective legal counsel negotiated the terms of the merger agreement. During this period, Party B withdrew a request previously made during negotiations that Cascade directors who were affiliated with certain Cascade shareholders would have to enter into non-competition agreements with Party B in connection with a strategic transaction.

On August 10, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. At this meeting, Cascade’s board of directors was advised that certain Cascade directors and Piper Jaffray had been contacted by a representative of Barclays, First Interstate’s financial advisor, who expressed First Interstate’s continuing interest in exploring a strategic transaction on the same terms set forth in First Interstate’s May 26, 2016, indication of interest. Because Cascade was subject to the exclusivity agreement with Party B and because Cascade’s board of directors continued to consider a strategic transaction with Party B to be more favorable to Cascade’s shareholders than a strategic transaction with First Interstate based on First Interstate’s prior indications of interest, Cascade’s board of directors concluded that Cascade should continue pursuing a strategic transaction with Party B. Representatives of Piper Jaffray reviewed a preliminary financial analysis of the potential transaction with Party B. Representatives of Hunton reviewed the material terms of the merger agreement and the voting agreement that Party B had requested from Cascade’s directors and certain Cascade shareholders. Cascade’s board of directors also authorized an additional six-day extension of exclusivity.

On August 16, 2016, Cascade’s board of directors held a meeting at which representatives of management and Piper were present. At this meeting, Cascade’s management updated Cascade’s board of directors on the status of the negotiations and due diligence with Party B. Cascade’s board of directors agreed to extend the exclusivity agreement with Party B for an additional three weeks for continued due diligence.

On August 23, 2016, Cascade’s board of directors held a meeting at which representatives of management were present. Among other things, Cascade’s board of directors was updated on the progress of the proposed transaction with Party B.

Between August 23 and August 30, 2016, representatives of Cascade and Party B continued to hold discussions, but by August 30 each party concluded that a satisfactory agreement could not be reached at that time. Party B released Cascade from its exclusivity obligations.

On August 30, 2016, Cascade’s board of directors held a meeting at which representatives of management and Piper were present to update Cascade’s directors on the termination of the negotiations with Party B. Cascade’s board of directors considered whether to reengage with First Interstate in light of various factors, including its prior determination that a strategic transaction was more likely to enhance shareholder value than pursuing standalone alternatives; the trading price of First Interstate Class A common stock had increased since May 20, 2016, which had the effect of increasing the implied value of First Interstate’s proposal as set forth in its last indication of interest; the communication from Barclays indicating First Interstate remained interested in pursuing a strategic transaction with Cascade; and Cascade could take advantage of the recent due diligence process with Party B by promptly providing First Interstate with due diligence information to facilitate each party’s decision whether to engage in more serious discussions. Following discussion, Cascade’s board of directors authorized Cascade’s representatives to contact First Interstate to determine whether it was still interested in pursuing a strategic transaction with Cascade. After this meeting, a representative of Piper Jaffray contacted a representative of Barclays, who confirmed that First Interstate remained interested in a potential strategic transaction with Cascade.

On September 1, 2016, Mr. Riley contacted Mr. Zink and expressed First Interstate’s continued interest in negotiating a strategic transaction with Cascade. Mr. Zink indicated that the parties should promptly exchange due diligence information to determine whether an acceptable transaction could be reached.

On September 9, 2016, Messrs. Zink, Newton and Patrick met with Mr. Riley and Ms. Mutch in Boise, Idaho, to discuss a strategic transaction. The parties agreed to continue discussions to determine whether a mutually acceptable transaction could be reached.

On September 21 and 22, 2016, First Interstate’s board of directors held meetings at which representatives of management were present. Ms. Mutch discussed with First Interstate’s board of directors the renewed discussions with Cascade, an overview of the potential strategic transaction and certain transaction considerations. The board authorized management to submit a revised non-binding indication of interest.

On September 23, 2016, First Interstate provided Cascade with a revised non-binding indication of interest with an implied value of approximately $6.87 per share, with the consideration to consist of approximately 72% First Interstate Class A common stock pursuant to an exchange ratio of 0.15505 and 28% cash pursuant to a fixed cash payment of $1.91 per share. It also included a “collar” on the stock consideration pursuant to which the exchange ratio would be adjusted but only if the value of First Interstate Class A common stock at closing was greater or lower than a specified price such that the value of First Interstate common stock payable for each share of Cascade common stock in the merger would be not less than $3.82 per share (the “floor”) and not more than $5.17 per share (the “cap”). In addition, First Interstate indicated that it would increase the size of its board of directors to include two directors from Cascade’s board and that it would require voting agreements from certain of Cascade’s shareholders. First Interstate also requested a 60-day exclusivity period to negotiate a definitive agreement.

On September 27, 2016, Cascade’s board of directors held a meeting at which representatives of management and Piper Jaffray were present. Representatives of Piper Jaffray reviewed the terms of the revised indication of interest and provided a financial analysis of First Interstate and its proposal, including the terms of the collar and that First Interstate’s stock price had risen by approximately 9.9% since its May 25, 2016 proposal. Representatives of Piper Jaffray also expressed their view that Cascade’s common stock was still trading at a premium due to continued speculation that Cascade was a possible acquisition target. Among other things, Cascade’s directors considered the dual class structure of First Interstate’s common stock and whether it was desirable to include an additional director from Cascade’s board on First Interstate’s board of directors with experience in Cascade’s markets in which First Interstate did not already operate. After discussion, Cascade’s board of directors authorized management to continue discussions with First Interstate and to request a shorter exclusivity period, a more favorable collar and three seats on First Interstate’s board of directors.

After the meeting, Mr. Zink conveyed the requests of Cascade’s board of directors to Mr. Riley, and representatives of Cascade and First Interstate continued to negotiate the terms of a potential transaction. During this time, First Interstate agreed to reduce its requested exclusivity period to 45 days.

On September 29, 2016, Cascade’s board of directors held a meeting at which representatives of management and Piper Jaffray were present. At this meeting, Mr. Zink updated Cascade’s directors on the status of the negotiations with First Interstate.

On October 3, 2016, First Interstate provided Cascade with a revised non-binding indication of interest in which it raised the floor of the collar to $3.88 but did not increase the cap. Later that day, Cascade’s board of directors held a meeting at which representatives of management and Piper Jaffray were present. Mr. Zink reviewed the terms of First Interstate’s revised non-binding indication of interest. Mr. Zink informed Cascade’s directors, however, that First Interstate was unwilling to increase the cap in the collar. Following discussion, Cascade’s board of directors authorized management to enter into a 45-day exclusivity arrangement and to continue negotiations with First Interstate.

On October 4, 2016, Cascade and First Interstate entered into a 45-day exclusivity agreement. Over the next two weeks, representatives of Cascade and First Interstate conducted due diligence with respect to a potential strategic transaction.

On October 13, 2016, Cascade’s representatives provided First Interstate with a draft merger agreement.

On October 21, 2016, Luse Gorman, PC, outside counsel to First Interstate, which we refer to in this document as “Luse Gorman,” sent Hunton comments on the draft merger agreement.

On October 25, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. Cascade’s board of directors was updated by representatives of management and Hunton on the status of the due diligence process. Representatives of Hunton also reviewed the directors’ fiduciary duties in the context of the potential transaction, the regulatory approval process for the merger and the material terms of the merger agreement, including First Interstate’s proposed termination fee equal to 5% of the transaction’s equity value and that Cascade could not terminate the merger agreement to accept a superior proposal from a third party. Cascade’s board of directors instructed Hunton to seek more favorable terms in the merger agreement, including a lower termination fee payable if Cascade’s board of directors changed its recommendation of the merger and the ability to terminate the merger agreement to accept a superior proposal. Cascade’s board of directors also discussed First Interstate’s dual class stock structure with Hunton and instructed Hunton to negotiate certain changes to First Interstate’s articles of incorporation that would provide additional protections to First Interstate’s Class A shareholders in any future sale transaction.

On October 26, 2016, Hunton sent a revised draft of the merger agreement and a proposed draft of the voting agreement to Luse Gorman. Over the next week, representatives of Hunton and Luse Gorman negotiated the terms of the merger agreement and voting agreements. Among other things, First Interstate agreed to a termination fee equal to 3.75% of the transaction value and to allow Cascade to terminate the merger agreement under certain circumstances to accept a superior proposal from a third party. First Interstate did not agree, however, to increase from two to three the number of directors from Cascade’s board of directors that would join First Interstate’s board of directors. In addition, First Interstate indicated it would not agree to Cascade’s proposed changes to First Interstate’s articles of incorporation.

On November 3, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. Cascade’s board of directors was updated by management on the status of the due diligence process. Hunton provided an update on the status of the negotiations and reviewed the proposed terms of the merger agreement and voting agreements, which would be entered into by the directors and certain shareholders of each of Cascade and First Interstate. Representatives of Piper Jaffray reviewed an updated financial analysis of the proposed transaction. Among other things, Cascade’s board of directors agreed that Cascade’s representatives should continue to seek changes to First Interstate’s articles of incorporation to address concerns over the concentrated voting power among the holders of First Interstate Class B common stock as it would relate to any future sale transaction.

Over the next two weeks, representatives of First Interstate and Cascade continued to negotiate the terms of the transaction. During this time, First Interstate agreed to certain changes to its articles of incorporation to provide additional protections to First Interstate Class A shareholders. Specifically, First Interstate agreed that its articles of incorporation would be amended to require a supermajority vote of First Interstate Class A shareholders voting as a single class if First Interstate Class A shareholders and First Interstate Class B shareholders were to be provided different consideration in a future sale transaction. The parties also exchanged revised drafts of the merger agreement and voting agreements.

On November 8, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. At this meeting, Cascade’s directors expressed concern that, because of a recent increase in First Interstate’s stock price, the cap in the collar had already been reached and therefore would prevent Cascade’s shareholders from benefitting from any further appreciation in First Interstate’s stock price before closing. Cascade’s board of directors directed management to seek improved terms to the collar. Cascade’s board of directors also discussed with Hunton the proposed terms of the amendment to First Interstate’s articles of incorporation.

On November 10, 2016, Mr. Zink negotiated the terms of the collar with Mr. Riley and requested that the cap be increased to provide Cascade’s shareholders with greater value resulting from an increase in the trading price of First Interstate common stock. Mr. Riley informed Mr. Zink that First Interstate would be willing to remove the collar in exchange for lowering the exchange ratio to 0.14864.

On November 11, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. Representatives of management and Piper Jaffray reviewed First Interstate’s revised proposal to eliminate the collar in exchange for a reduction in the exchange ratio. Among other things, Cascade’s board of directors considered and discussed with management and Piper Jaffray the implied value of First Interstate’s revised proposal, the benefits to eliminating the cap, the disadvantages to eliminating the floor, First Interstate’s prospects and various factors that might adversely or positively affect the market price for shares of Cascade common stock and First Interstate common stock, including the banking industry’s prospects in light of the outcome of the presidential election. Following discussion, Cascade’s board of directors agreed to First Interstate’s proposal and instructed management to finalize a definitive merger agreement. Also on November 11, 2016, Luse Gorman sent Hunton a revised draft merger agreement.

On November 15, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. Representatives of Hunton reviewed the changes to the merger agreement and the voting agreements. Representatives of Piper Jaffray reviewed an updated financial analysis of the proposed transaction.

On November 16, 2016, Cascade’s board of directors held a meeting at which representatives of management, Piper Jaffray and Hunton were present. A representative of Piper Jaffray reviewed financial analyses relating to Cascade, First Interstate and the proposed transaction and delivered to Cascade’s board of directors an oral opinion, subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the limitations, qualifications and assumptions set forth in such opinion, the merger consideration to be paid to the holders of outstanding shares of Cascade’s common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. See “The Merger—Opinion of Cascade’s Financial Advisor”

beginning on page 66 of this document for more information about Piper Jaffray’s fairness opinion. After discussion of the terms of the merger agreement and ancillary documents, consideration of other relevant issues, including a variety of business, financial and market factors, including those set forth below under “The Merger—Reasons for the Merger” and the delivery of Piper Jaffray’s fairness opinion, Cascade’s board of directors unanimously adopted and approved the merger agreement.

Also on November 16, 2016, First Interstate’s board of directors held a meeting at which representatives of First Interstate’s senior management, Barclays and Luse Gorman were present. Representatives of Barclays reviewed the financial analysis supporting its proposed opinion. After discussion among First Interstate’s board of directors and its advisors, representatives of Barclays delivered an oral opinion, confirmed by delivery of a written opinion, dated November 16, 2016, to First Interstate’s board of directors to the effect that, as of such date and based on and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by First Interstate in the proposed merger was fair to First Interstate from a financial point of view. See “The Merger—Opinion of First Interstate’s Financial Advisor” beginning on page 79 of this document for more information about Barclays’ fairness opinion. First Interstate’s board of directors was updated on the results of the completion of the legal and business due diligence review of Cascade. A representative of Luse Gorman reviewed in detail the terms of the merger agreement and voting agreements to be entered into by the directors.

On November 17, 2016, First Interstate’s board of directors held a meeting and, following a discussion of the previous day’s presentations and further discussion among the members of First Interstate’s board of directors, unanimously approved the merger agreement. Later that day, Cascade and First Interstate entered into the merger agreement and announced the merger. The parties to the voting agreements also entered into the voting agreements.

Cascade’s Reasons for the Merger.

In reaching a determination to approve the merger agreement and the transactions contemplated thereby, including the merger, Cascade’s board of directors considered a number of factors, both positive and negative, and potential benefits and detriments of the merger to Cascade and its shareholders. Cascade’s board of directors identified the following factors and benefits of the merger that, among others, Cascade’s board of directors believes generally support its decision and recommendation:

•	Cascade’s board of directors’ understanding of, and presentations of Cascade’s management regarding, the business, growth prospects, current and projected financial condition, assets, results of operations, business strategy and current and prospective regulatory environment of both Cascade and First Interstate;

•	Cascade’s board of directors’ consideration of certain other potential strategic alternatives for Cascade, including continuing to operate as a standalone company and the potential to acquire, be acquired or combine with third parties, and the risks and uncertainties associated with each alternative, as well as Cascade’s board of directors’ assessment that none of these alternatives was reasonably likely to present superior opportunities for Cascade to create greater value for Cascade’s shareholders, taking into account the timing and the likelihood of accomplishing such alternatives and the risks of execution, as well as business, competitive, industry and market risks;

•	the financial information and analyses presented by Piper Jaffray to Cascade’s board of directors, and Piper Jaffray’s opinion, dated November 16, 2016, that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to holders of Cascade common stock;

•

that the merger consideration represents a premium of 17.3%, based on the cash portion of the merger consideration and the 20-day volume weighted average price for the twenty days prior to the public announcement of the merger, and a premium of 9.6% per share, based on the cash portion of the merger consideration and the closing prices of Cascade common stock and First Interstate Class A common stock on November 16, 2016, the day before the public announcement of the execution of the merger agreement;

•	Cascade’s closing condition in the merger agreement that it will have received the opinion of Hunton that the merger will qualify as a “reorganization” within Section 368(a) of the Internal Revenue Code and Cascade’s board of directors’ expectation that Cascade’s shareholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the completion of the merger, except with respect to the cash portion of the merger consideration and any cash they receive for fractional shares;

•	the results of Cascade’s due diligence investigation of First Interstate, including the impact of First Interstate exceeding the $10 billion asset threshold;

•	that the merger will result in a combined company with greater financial resources and a higher lending limit than Cascade would have if it were to continue its operations as an independent entity;

•	the anticipated cost savings from expected increases in operating efficiency, reduced payments to vendors and third parties and elimination of duplicate executive management positions, while increasing responsiveness to compliance and regulatory requirements;

•	the lack of geographic overlap between Cascade and First Interstate, which will expand and diversify the markets in which the combined company operates and is expected to result in a high rate of retention of Cascade’s employees after the announcement of the merger, which retention is expected to benefit the combined company;

•	the view of Cascade’s management that the merger will allow for greater opportunities for Cascade’s clients, customers and other constituencies within the communities in which Cascade operates, and that the potential synergies, low loan and deposit concentration levels allowing greater growth in all classes of commercial lending and diversification resulting from the merger will enhance product offerings and customer service beyond the level believed to be reasonably achievable by Cascade on an independent basis;

•	the recommendation of Cascade’s management in favor of the merger, considered in light of the benefits to be received by them in connection with the merger;

•	that upon consummation of the merger, First Interstate’s board of directors will contain two current members of Cascade’s board of directors;

•	that the terms and conditions of the merger agreement, including, but not limited to, the representations, warranties and covenants of the parties, the conditions to completion of the merger and the form and structure of the merger consideration, are reasonable;

•	the likelihood that the merger will be completed based on, among other things, (1) each party’s obligation to use its reasonable best efforts to obtain regulatory approvals as promptly as practicable and (2) the limited closing conditions contained in the merger agreement;

•	that the merger agreement provides Cascade with the ability to seek specific performance by First Interstate of its obligations under the merger agreement, including to consummate the merger;

•	the stock portion of the merger consideration is a fixed exchange ratio of shares of Cascade common stock to First Interstate Class A common stock; as a result, Cascade’s shareholders could benefit from an increase in the trading price of First Interstate Class A common stock during the pendency of the merger;

•	First Interstate’s agreement to amend and restate its articles of incorporation to generally provide that the holders of First Interstate Class A common stock and First Interstate Class B common stock will receive the same consideration in mergers and other transactions, and that such provision would not be changed except by a supermajority vote; and

•	the ability of Cascade’s board of directors to change its recommendation that Cascade shareholders vote to approve the merger agreement, subject to the terms and conditions set forth in the merger agreement (including the right of First Interstate to match any competing bid and the payment of a termination fee).

Cascade’s board of directors also identified and considered a variety of uncertainties and risks concerning the merger, including, but not limited to, the following:

•	the possibility that the merger may not be completed, or that its completion may be unduly delayed, for reasons beyond the control of Cascade or First Interstate;

•	the regulatory approvals required to complete the merger, the potential length of the regulatory approval process and the risks that the regulators could impose materially burdensome regulatory conditions that would allow either party to terminate the merger agreement or refuse to complete the merger;

•	the time, attention and effort required from Cascade’s management and employees, and the risk of Cascade employee attrition, during the period before the completion of the merger and the potential effect on Cascade’s and First Interstate’s respective business and relationships with customers, service providers and other stakeholders, whether or not the merger is completed;

•	the dual-class structure of First Interstate’s common stock, in which First Interstate Class A common stock is entitled to one vote per share and First Interstate Class B common stock is entitled to five votes per share, including (1) the reduced voting power Cascade shareholders will have in the combined company due to receiving shares of First Interstate Class A common stock rather than First Interstate Class B common stock, (2) that First Interstate’s controlling shareholder group’s voting interest in First Interstate is not proportionate to its economic interest in First Interstate, (3) that First Interstate Class A common stock price likely reflects a discount due to the potential lack of availability of any control premium for such shares if First Interstate were to be acquired and (4) that Cascade shareholders will be minority shareholders in the combined company; however, First Interstate’s agreement to amend and restate its articles of incorporation to generally provide that the holders of First Interstate Class A common stock and First Interstate Class B common stock will receive the same consideration in mergers and other transactions and that such provision would not be changed except by a supermajority vote, mitigates some of the concerns with First Interstate’s dual class structure;

•	the requirement that Cascade conduct its business in the ordinary course and the other restrictions on the conduct of Cascade’s business before completion of the merger, which may delay or prevent Cascade from undertaking business opportunities that may arise pending completion of the merger;

•	the potential that certain provisions of the merger agreement prohibiting Cascade from soliciting, and limiting its ability to respond to, proposals for alternative transactions, and requiring the payment of a termination fee could have the effect of discouraging an alternative proposal;

•	the transaction expenses that will be incurred in connection with the merger, including the costs of integrating the businesses of Cascade and First Interstate;

•	the possible effects of the pendency or consummation of the transactions contemplated by the merger agreement, including any suit, action or proceeding initiated in respect of the merger;

•	the risk that benefits and synergies currently expected to result from the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of Cascade and First Interstate;

•	the lack of geographic overlap between Cascade and First Interstate, which may limit the combined company’s ability to implement cost savings by eliminating branch locations and duplicate management and other employee positions;

•	the increased regulatory burden that will be imposed on the combined company due to its assets exceeding $10 billion following the merger;

•	the stock portion of the merger consideration is a fixed exchange ratio of shares of Cascade common stock to First Interstate Class A common stock; as a result, Cascade’s shareholders could be adversely affected by a decrease in the trading price of First Interstate Class A common stock during the pendency of the merger; and

•	the interests that certain officers and directors of Cascade have in the merger.

The foregoing discussion of information and factors considered by Cascade’s board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger agreement and the merger, Cascade’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of Cascade’s board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors than other members gave to such factors.

Based on the factors described above, Cascade’s board of directors determined that the merger with First Interstate and the merger of Cascade Bank with First Interstate Bank were advisable and in the best interests of Cascade shareholders and unanimously approved the merger agreement.

Recommendation of Cascade’s Board of Directors

Cascade’s board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that you vote “FOR” the merger agreement.

Opinion of Cascade’s Financial Advisor

Pursuant to an engagement letter dated October 14, 2016, Cascade’s board of directors engaged Piper Jaffray as financial advisor to Cascade in connection with the merger with First Interstate. Piper Jaffray is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Cascade and its business. As part of its investment banking business, Piper Jaffray is routinely engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions. The Piper Jaffray written opinion, dated November 16, 2016, is sometimes referred to in this section as the “Piper Jaffray opinion.”

Piper Jaffray participated in certain of the negotiations leading to the execution of the merger agreement. At the meeting of the board of directors of Cascade held on November 16, 2016, Piper Jaffray delivered to the board of directors its oral opinion, followed by delivery of its written opinion, that, as of such date, and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Cascade common stock.

The full text of the Piper Jaffray opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex C to this document and is incorporated by reference in this document. Piper Jaffray’s opinion speaks only as of the date of the opinion. You are urged to read the opinion carefully in its entirety. Piper Jaffray’s opinion was addressed to, and provided for the information and benefit of, Cascade’s board of directors (in its capacity as such) in connection with its evaluation of the fairness of the merger consideration from a financial point of view, and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to Cascade’s board of directors or to any other persons in respect of the merger, including as to how any holder of Cascade common stock should vote at any Cascade special meeting held in connection with the merger, or to take, or not to take, any action in respect of the merger. Piper Jaffray’s opinion does not address the relative merits of the merger as compared to any other business or financial strategies that might be available to Cascade, nor does it address the underlying business decision of Cascade to engage in the merger. The issuance of the Piper Jaffray opinion was approved by a fairness opinion committee of Piper Jaffray.

The summary of the opinion of Piper Jaffray set forth below is qualified in its entirety by reference to the full text of the opinion. Piper Jaffray has consented to the inclusion of this summary of its opinion in this document.

In rendering its opinion, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of a draft of the merger agreement dated as of November 15, 2016;

•	reviewed and analyzed certain financial and other data with respect to Cascade and First Interstate, which was publicly available or made available to Piper Jaffray by Cascade or by First Interstate, that Piper Jaffray deemed relevant;

•	reviewed and analyzed certain forward-looking information relating to Cascade and First Interstate that was publicly available, as well as that which was furnished to Piper Jaffray by Cascade and First Interstate, including Cascade’s internal forecasts included in this document in the section entitled “—Unaudited Prospective Financial Information of Cascade and First Interstate”;

•	reviewed and analyzed materials detailing the merger prepared by Cascade, First Interstate and their respective affiliates and by their respective legal and accounting advisors, including the estimated amount and timing of the assumptions relating to transaction expenses, regulatory costs, synergies and purchase accounting adjustments expected to result from the merger, which we refer to as the “Synergies”;

•	reviewed the current and historical reported prices and trading activity of Cascade common stock and First Interstate Class A common stock relative to the merger consideration and similar information for certain other publicly traded companies deemed by Piper Jaffray to be comparable to Cascade and First Interstate;

•	compared the financial performance of Cascade and First Interstate with that of certain other publicly traded companies that Piper Jaffray deemed relevant;

•	performed certain financial analyses for Cascade and First Interstate on a pro forma combined basis giving effect to the merger based on assumptions relating to the Synergies, as provided by the management of First Interstate and approved by Cascade;

•	performed a discounted cash flow analysis for each of Cascade and First Interstate on a stand-alone basis;

•	considered the current market environment generally and the community banking environment in particular;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions in the depository banking industry that Piper Jaffray deemed relevant; and

•	conducted other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Jaffray deemed necessary in arriving at its opinion.

Piper Jaffray also held several discussions with certain members of senior management and representatives of both Cascade and First Interstate with respect to certain aspects of the merger, and the past and current business operations of Cascade and First Interstate, the financial condition and future prospects and operations of Cascade and First Interstate, the effects of the merger on the financial condition and future prospects of First Interstate, and certain other matters Piper Jaffray believed necessary or appropriate to its inquiry.

In arriving at its opinion, Piper Jaffray relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available to, or discussed with or reviewed by Piper Jaffray. Piper Jaffray further relied upon the assurances of the management of Cascade and First Interstate that the financial information provided was prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Piper Jaffray assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by Piper Jaffray, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Cascade and First Interstate as to the expected future results of operations and financial condition of Cascade and First Interstate, respectively, to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate and Piper Jaffray assumed that such results would be achieved. Piper Jaffray expressed no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based.

Piper Jaffray expressed no opinion as to any of the legal, accounting and tax matters relating to the merger and any other transactions contemplated in connection with the merger and relied, with Cascade’s consent, on the assumptions of the management of Cascade and First Interstate, as to all accounting, legal, tax and financial reporting matters with respect to Cascade, First Interstate and the merger agreement.

In arriving at its opinion, Piper Jaffray assumed that the executed merger agreement would be, in all material respects, identical to the last draft reviewed by it. Piper Jaffray relied upon and assumed, with Cascade’s consent, without independent verification, that (1) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to in the merger agreement are true and correct, (2) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (3) the merger will be consummated pursuant to the terms of the merger agreement without any amendment thereto and (4) all conditions to the consummation of the merger will be satisfied without waiver by any party of any condition or obligation thereunder.

Additionally, Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger will be obtained in a manner that would not adversely affect Cascade, First Interstate or the contemplated benefits of the merger.

Piper Jaffray did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent, derivative, off-balance sheet, or other) of Cascade or First Interstate, and was not furnished or provided with any such appraisals or valuations, nor did it evaluate the solvency of Cascade or First Interstate under any state or federal law relating to bankruptcy, insolvency or similar matters. Piper Jaffray also assumed in all respects material to its analysis that Cascade and First Interstate would remain as a going concern for all periods relevant to its analysis. Accordingly, Piper Jaffray expressed no opinion regarding such valuations, or the solvency or the liquidation value of Cascade, First Interstate or any other entity. Piper Jaffray assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Cascade or First Interstate since the date of the most recent financial data made available to it. Without limiting the generality of the foregoing, Piper Jaffray did not: (1) conduct a review of any individual credit files of Cascade or First Interstate, nor did it evaluate the adequacy of the loan or lease reserves of Cascade or First Interstate, (2) conduct a review of any credit or loan marks or other mark-to-market adjustment that may be taken in connection with the merger, nor did it evaluate the adequacy of any contemplated credit or loan marks to be so taken, or (3) conduct a review of the collectability of any asset or the future performance of any loan or other assets of Cascade or First Interstate. Piper Jaffray assumed, with Cascade’s consent, that the respective allowances for loan and lease losses for Cascade and First Interstate, and the credit or loan marks are adequate to cover such losses and will be adequate, without change, on a pro forma basis for First Interstate. Accordingly, Piper Jaffray expressed no opinion with respect to the foregoing.

Without limiting the generality of the foregoing, Piper Jaffray did not make any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Cascade or First Interstate is a party or may be subject, and at the direction of Cascade and with Cascade’s consent, Piper Jaffray’s opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Jaffray assumed, based on its discussions with management of Cascade and First Interstate, that none of Cascade, First Interstate, nor any of their respective subsidiaries is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the merger and the merger of the principal banking subsidiaries of Cascade and First Interstate contemplated by the merger agreement.

No company or transaction used in any analysis for purposes of comparison is identical to Cascade, First Interstate or the merger. Accordingly, an analysis of the results of the comparisons is not solely mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which Cascade, First Interstate and the merger were compared and other factors that could affect the public trading value or transaction value of Cascade, First Interstate and the combined company or the values in the transactions being compared.

Piper Jaffray’s opinion is necessarily based on current economic, market and other conditions and upon the information available to Piper Jaffray and facts and circumstances as they existed and were subject to evaluation on the date of the Piper Jaffray opinion. Events occurring after the date of the Piper Jaffray opinion could materially affect the assumptions used in preparing the opinion. Piper Jaffray expressed no opinion as to the price at which shares of Cascade common stock or First Interstate Class A common stock may trade following announcement or completion of the merger or at any future time. Piper Jaffray did not and does not have any obligation to reaffirm or revise its opinion.

Piper Jaffray’s opinion does not address Cascade’s business decision to proceed with or effect the merger, the merits of the merger relative to any alternative transaction or business strategy that may be available to Cascade, First Interstate’s ability to fund the cash consideration, or any other term contemplated by the merger agreement or the fairness of the merger to holders of any other class of Cascade securities, or to Cascade’s creditors or other constituencies. Furthermore, Piper Jaffray expressed no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the merger consideration to be received by holders of Cascade common stock in the merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the merger.

The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Piper Jaffray believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create an incomplete or potentially misleading view of the process underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before November 16, 2016 (the date of the Piper Jaffray opinion), and is not necessarily indicative of market conditions.

Summary of Proposal. Pursuant to the terms of the merger agreement, at the effective time of the merger, each share of Cascade common stock will be converted into the right to receive 0.14864 shares of First Interstate Class A common stock, plus $1.91 in cash, without interest. Based on First Interstate’s closing price on November 15, 2016 of $38.05, the merger consideration was equivalent to a price of $7.57 per share of Cascade common stock. Based on this deemed value per share to Cascade shareholders and assuming an aggregate of 76,263,275 shares of Cascade common stock outstanding and 3,374,147 in-the-money options outstanding with a weighted average exercise price of $4.80 per share, the aggregate merger consideration to holders of Cascade common stock and options was approximately $586.3 million on November 15, 2016.

Transaction Price to:	First Interstate / Cascade Merger
Book Value	157.3%
Tangible Book Value	214.1%
Core Deposit Premium	11.6%
Last Twelve Months (“LTM”) Earnings Per Share (“EPS”)	32.2	x
Current Year (’16) Estimated EPS	32.6	x
Next Year (’17) Estimated EPS	18.6	x
Two Years Out (’18) Estimated EPS	17.5	x
One-Day (November 15, 2016) Market Premium	9.3%

Stock Trading History. Piper Jaffray reviewed the history of the publicly reported trading prices of Cascade common stock and First Interstate Class A common stock for the periods of one year and three years, respectively, ended November 15, 2016. Piper Jaffray then compared the relationship between the movements in the price of Cascade common stock and First Interstate Class A common stock, respectively, to movements in their respective peer groups (as described on pages 71 and 72, respectively) as well as certain stock indices.

Cascade’s One-Year Stock Performance
	Beginning Index Value November 13, 2015	Ending Index Value November 15, 2016
Cascade	100%	117.3%
Cascade Peer Group	100%	119.9%
S&P 500 Index	100%	107.8%
NASDAQ Bank Index	100%	120.2%

Cascade’s Three-Year Stock Performance
	Beginning Index Value November 15, 2013	Ending Index Value November 15, 2016
Cascade	100%	137.8%
Cascade Peer Group	100%	154.2%
S&P 500 Index	100%	121.3%
NASDAQ Bank Index	100%	142.0%

First Interstate’s One-Year Stock Performance
	Beginning Index Value November 13, 2015	Ending Index Value November 15, 2016
First Interstate	100%	132.9%
First Interstate Peer Group	100%	110.1%
S&P 500 Index	100%	107.8%
NASDAQ Bank Index	100%	120.2%

First Interstate’s Three-Year Stock Performance
	Beginning Index Value November 15, 2013	Ending Index Value November 15, 2016
First Interstate	100%	147.3%
First Interstate Peer Group	100%	138.4%
S&P 500 Index	100%	121.3%
NASDAQ Bank Index	100%	142.0%

Selected Companies Analysis. Using publicly available information, Piper Jaffray compared the financial performance, financial condition and market performance of Cascade to the 17 selected publicly traded banks and bank holding companies, listed on NASDAQ or NYSE, with assets between $2.0 billion and $8.0 billion and headquartered in CA, CO, HI, OR and WA, which we refer to in this document as the “Cascade Peer Group.” The companies included in the Cascade Peer Group were:

Company	Ticker	State
Opus Bank	OPB	CA
HomeStreet, Inc.	HMST	WA
Central Pacific Financial Corp.	CPF	HI
Westamerica Bancorporation	WABC	CA
National Bank Holdings Corporation	NBHC	CO
TriCo Bancshares	TCBK	CA
Hanmi Financial Corporation	HAFC	CA
Heritage Financial Corporation	HFWA	WA
Pacific Premier Bancorp, Inc.	PPBI	CA
First Foundation Inc.	FFWM	CA
CoBiz Financial Inc.	COBZ	CO
Guaranty Bancorp	GBNK	CO
Preferred Bank	PFBC	CA
CU Bancorp	CUNB	CA
Pacific Continental Corporation	PCBK	OR
Heritage Commerce Corp	HTBK	CA
Bank of Marin Bancorp	BMRC	CA

To perform this analysis, Piper Jaffray used financial information as of the period ended September 30, 2016. Market price information was as of November 15, 2016. Earnings estimates for 2016 through 2018 for Cascade were provided by Cascade management. Earnings estimates for 2016 through 2018 for other selected companies were I/B/E/S Street estimates taken from SNL Financial, a nationally recognized earnings estimate consolidator.

	Cascade		Cascade Group Minimum		Cascade Group Median		Cascade Group Mean		Cascade Group Maximum
Stock Price / Tangible Book Value per Share	195.8%		119.8%		184.5%		194.6%		356.7%
Stock Price / Last Twelve Months EPS	29.4	x	10.2	x	18.7	x	18.7	x	26.1	x
Stock Price / 2016 Est. EPS	29.8	x	9.3	x	17.7	x	18.3	x	26.3	x
Stock Price / 2017 Est. EPS	17.0	x	9.5	x	16.3	x	16.6	x	26.5	x
Stock Price / 2018 Est. EPS	16.0	x	8.5	x	14.8	x	15.2	x	26.8	x
Premium / Core Deposits	9.8%		3.0%		10.5%		11.2%		24.6%

Piper Jaffray’s analysis showed the following concerning the selected public companies for Cascade’s financial performance:

	Cascade	Cascade Group Minimum	Cascade Group Median	Cascade Group Mean	Cascade Group Maximum
Total Assets ($mil)	3,175	2,055	3,755	4,068	7,709
Return on Average Assets	0.59%	0.35%	1.02%	0.98%	1.34%
Return on Average Tangible Equity	6.8%	3.7%	11.1%	10.8%	15.2%
Tangible Common Equity / Tangible Assets	8.8%	7.7%	9.0%	9.2%	12.0%
Leverage Ratio	8.4%	8.1%	10.1%	10.1%	12.4%
Tier 1 Capital Ratio	10.4%	9.2%	11.7%	12.2%	14.6%
Total Capital Ratio	11.4%	11.7%	14.2%	13.8%	15.9%
Loans / Deposits	75.4%	29.4%	83.6%	83.5%	107.2%
Non-Interest Bearing Deposits / Deposits	34.5%	14.3%	32.7%	33.7%	55.9%
Non-Performing Assets (“NPAs”) / Assets	0.4%	0.0%	0.7%	0.7%	1.2%
Loan Loss Reserve / Gross Loans	1.2%	0.5%	1.1%	1.1%	1.9%
NPAs / Loans + Other Real Estate Owned (“OREO”)	0.7%	0.1%	1.1%	1.0%	1.8%
LTM Net Charge-offs / Average Loans	(0.03%)	(0.16%)	0.07%	0.13%	0.90%
LTM Fee Income / Revenue Ratio	23.2%	4.8%	17.3%	19.2%	66.8%
Net Interest Margin	3.53%	3.17%	3.76%	3.79%	4.44%
Efficiency Ratio	70.8%	39.3%	58.4%	59.4%	77.9%

Using publicly available information, Piper Jaffray compared the financial performance, financial condition and market performance of First Interstate to the 12 selected publicly traded banks and bank holding companies, listed on NASDAQ or NYSE, with assets between $5.0 billion and $15.0 billion and headquartered in CA, HI, MT and WA, which we refer to in this document as the “First Interstate Peer Group.” The companies included in the First Interstate Peer Group were:

Company	Ticker	State
Washington Federal, Inc.	WAFD	WA
Cathay General Bancorp	CATY	CA
Hope Bancorp, Inc.	HOPE	CA
Banc of California, Inc.	BANC	CA
Banner Corporation	BANR	WA
Columbia Banking System, Inc.	COLB	WA
Glacier Bancorp, Inc.	GBCI	MT
CVB Financial Corp.	CVBF	CA
Opus Bank	OPB	CA
HomeStreet, Inc.	HMST	WA
Central Pacific Financial Corp.	CPF	HI
Westamerica Bancorporation	WABC	CA

To perform this analysis, Piper Jaffray used financial information as of the period ended September 30, 2016. Market price information was as of November 15, 2016. Earnings estimates for 2016 through 2018 for First Interstate were taken from publicly available research reports, provided by First Interstate management. Earnings estimates for 2016 through 2018 for other selected companies were I/B/E/S Street estimates taken from SNL Financial, a nationally recognized earnings estimate consolidator.

	First Interstate		First Interstate Group Minimum		First Interstate Group Median		First Interstate Group Mean		First Interstate Group Maximum
Stock Price / Tangible Book Value per Share	225.0%		113.6%		183.7%		199.3%		356.7%
Stock Price / Last Twelve Months EPS	18.2	x	8.4	x	19.0	x	18.7	x	26.1	x
Stock Price / 2016 Est. EPS	17.7	x	8.0	x	18.5	x	18.1	x	26.3	x
Stock Price / 2017 Est. EPS	16.5	x	7.7	x	16.5	x	16.5	x	26.5	x
Stock Price / 2018 Est. EPS	15.5	x	7.0	x	15.8	x	15.5	x	26.8	x
Premium / Core Deposits	14.0%		(2.7%)		14.7%		13.4%		24.6%

Piper Jaffray’s analysis showed the following concerning the selected public companies for First Interstate’s financial performance:

	First Interstate	First Interstate Group Minimum	First Interstate Group Median	First Interstate Group Mean	First Interstate Group Maximum
Total Assets ($mil)	8,974	5,307	9,452	9,589	14,888
Return on Average Assets	1.09%	0.67%	1.11%	1.07%	1.32%
Return on Average Tangible Equity	13.1%	6.9%	12.0%	11.3%	15.2%
Tangible Common Equity / Tangible Assets	8.7%	5.8%	10.0%	9.6%	11.5%
Leverage Ratio	10.2%	8.1%	11.0%	10.5%	13.0%
Tier 1 Capital Ratio	13.6%	9.2%	12.7%	12.9%	17.1%
Total Capital Ratio	14.9%	12.2%	13.4%	14.1%	18.3%
Loans / Deposits	75.4%	29.4%	87.2%	83.2%	104.2%
Non-Interest Bearing Deposits / Deposits	26.8%	10.3%	26.8%	29.7%	57.9%
NPAs / Assets	1.1%	0.3%	0.6%	0.7%	1.4%
Loan Loss Reserve / Gross Loans	1.5%	0.5%	1.1%	1.2%	2.3%
NPAs / Loans + Oreo	1.8%	0.6%	1.0%	1.1%	3.2%
LTM Net Charge-offs / Average Loans	0.10%	(0.14%)	0.02%	0.07%	0.70%
LTM Fee Income / Revenue Ratio	30.1%	7.1%	19.3%	22.5%	66.8%
Net Interest Margin	3.54%	3.11%	3.49%	3.60%	4.15%
Efficiency Ratio	59.9%	44.0%	53.2%	57.2%	77.9%

Comparable Transaction Analysis. Piper Jaffray reviewed certain publicly available information related to 15 selected acquisitions of banks and bank holding companies with headquarters in the U.S. announced after January 1, 2014, where the transaction value was publicly available and the acquired company had total assets between $2.0 billion and $8.0 billion. The transactions included in the group were:

Acquiror	Acquiree
United Bankshares Inc.	Cardinal Financial Corporation
F.N.B. Corp.	Yadkin Financial Corporation
First Midwest Bancorp, Inc.	Standard Bancshares, Inc.
People’s United Financial Inc.	Suffolk Bancorp
Chemical Financial Corp.	Talmer Bancorp, Inc.
BBCN Bancorp Inc.	Wilshire Bancorp, Inc.
Capital Bank Finl Corp	CommunityOne Bancorp
MB Financial Inc.	American Chartered Bancorp, Inc.
Bank of the Ozarks Inc.	Community & Southern Holdings, Inc.
Yadkin Financial Corporation	NewBridge Bancorp
F.N.B. Corp.	Metro Bancorp, Inc.
Sterling Bancorp	Hudson Valley Holding Corp.
Banner Corp.	Starbuck Bancshares, Inc.
Ford Financial Fund II L.P.	Mechanics Bank
Yadkin Financial Corporation	VantageSouth Bancshares, Inc.

Transaction multiples for the merger were derived from a merger price of $7.57 per share for Cascade common stock based on First Interstate Class A common stock closing price on November 15, 2016 of $38.05. For each precedent transaction, Piper Jaffray derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	book value per share of the acquired company based on the latest financial statements of the acquired company publicly available before the announcement of the acquisition;

•	tangible book value per share of the acquired company based on the latest financial statements of the acquired company publicly available before the announcement of the acquisition;

•	tangible equity premium to core deposits (total deposits less jumbo time deposits and brokered deposits) based on the financial statements of the acquired company publicly available before the announcement of the acquisition;

•	the last twelve months earnings per share based on the financial statements of the acquired company publicly available before the announcement of the acquisition;

•	the estimated current year and next year earnings per share of the acquired company based on time of announcement; and

•	one-day premium to market price of the acquired company before the announcement of the transaction.

The results of the analysis are set forth in the following table:

Transaction Price to:	First Interstate / Cascade Merger		Comparable Transactions Minimum		Comparable Transactions Median		Comparable Transactions Mean		Comparable Transactions Maximum
Book Value	157.3%		126.3%		172.4%		167.2%		218.8%
Tangible Book Value	214.1%		131.1%		187.9%		182.5%		231.7%
Core Deposit Premium	11.6%		5.2%		9.6%		11.9%		22.9%
LTM Earnings Per Share	32.2	x	2.1	x	21.0	x	20.5	x	37.5	x
Current Year Earnings Per Share	32.6	x	13.1	x	19.5	x	19.6	x	32.0	x
Next Year Earnings Per Share	18.6	x	11.8	x	16.6	x	18.4	x	34.9	x
One-Day Market Premium	9.3%		0.7%		10.4%		19.5%		61.9%

Discounted Cash Flow Analysis. Piper Jaffray performed an analysis that estimated the net present value per share of Cascade common stock assuming Cascade performed in accordance with internal financial projections for Cascade for the years ending December 31, 2016 through December 31, 2020 as well as an estimated earnings growth rate for the two years thereafter, as provided by the management of Cascade.

To approximate the terminal value of Cascade common stock at December 31, 2022, Piper Jaffray applied price to earnings multiples of 11.0x to 15.0x. The terminal values were then discounted to present values using discount rates ranging from 9.0% to 13.0% when applied to 2022 earnings multiples, which were selected to reflect different assumptions regarding potential desired rates of return of holders or prospective buyers of Cascade common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Cascade common stock of $4.62 to $6.90 when applying multiples of earnings.

Discount Rate	Earnings Multiples (Value shown is a per share valuation)
	11.0x	12.0x	13.0x	14.0x	15.0x
9.0%	$5.41	$5.78	$6.16	$6.53	$6.90
10.0%	$5.20	$5.55	$5.91	$6.26	$6.62
11.0%	$4.99	$5.33	$5.67	$6.01	$6.35
12.0%	$4.80	$5.12	$5.45	$5.77	$6.09
13.0%	$4.62	$4.92	$5.23	$5.54	$5.85

Piper Jaffray also considered how this analysis would be affected by changes in certain of the underlying assumptions, including variations with respect to net income. To illustrate this effect, Piper Jaffray performed a similar analysis assuming Cascade’s net income varied from 25.0% above projections to 25.0% below projections. This analysis resulted in the following range of per share values for Cascade common stock, applying the transaction price to 2022 earnings multiples range of 11.0x to 15.0x referred to above and using a discount rate of 10.5%.

Annual Variance to Earning Estimates	Earnings Multiples (Value shown is a per share valuation)
	11.0x	12.0x	13.0x	14.0x	15.0x
25.0%	$6.50	$6.93	$7.36	$7.80	$8.23
20.0%	$6.22	$6.63	$7.05	$7.46	$7.88
15.0%	$5.94	$6.33	$6.73	$7.13	$7.53
10.0%	$5.66	$6.04	$6.42	$6.80	$7.18
5.0%	$5.38	$5.74	$6.10	$6.47	$6.83
0.0%	$5.10	$5.44	$5.79	$6.14	$6.48
(5.0%)	$4.82	$5.15	$5.48	$5.80	$6.13
(10.0%)	$4.54	$4.85	$5.16	$5.47	$5.78
(15.0%)	$4.26	$4.55	$4.85	$5.14	$5.44
(20.0%)	$3.98	$4.25	$4.53	$4.81	$5.09
(25.0%)	$3.70	$3.96	$4.22	$4.48	$4.74

Piper Jaffray also performed an analysis that estimated the net present value per share of First Interstate Class A common stock assuming that First Interstate performed in accordance with publicly available consensus mean analyst earnings estimates through December 31, 2020, as well as the mean consensus estimate growth rate for the two years thereafter, with the approval of the management of Cascade. To approximate the terminal value of First Interstate Class A common stock at December 31, 2022, Piper Jaffray applied price to earnings multiples ranging from 11.0x to 16.0x. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 13.0% when applied to 2022 earnings, which were chosen to reflect different assumptions regarding required rates of return holders or prospective buyers of First Interstate Class A common stock. As illustrated in the following table, the analysis indicates an imputed range of values per share of First Interstate Class A common stock of $28.00 to $44.18 when applying these earnings multiples.

Discount Rate	Earnings Multiples (Value shown is a per share valuation)
	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
9.0%	$32.85	$35.12	$37.38	$39.65	$41.92	$44.18
10.0%	$31.54	$33.70	$35.86	$38.03	$40.19	$42.35
11.0%	$30.30	$32.36	$34.43	$36.49	$38.55	$40.62
12.0%	$29.12	$31.09	$33.06	$35.03	$37.01	$38.98
13.0%	$28.00	$29.89	$31.77	$33.65	$35.54	$37.42

Piper Jaffray also considered how this analysis would be affected by changes in certain of the underlying assumptions, including variations with respect to net income. To illustrate this impact, Piper Jaffray performed a similar analysis assuming First Interstate’s net income varied from 25.0% above estimates to 25.0% below estimates. This analysis resulted in the following range of per share values for First Interstate Class A common stock, using price to earnings multiples of 11.0x to 16.0x and a discount rate of 11.2%.

Annual Variance to Earning Estimates	Earnings Multiples (Value shown is a per share valuation)
	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
25.0%	$38.24	$40.79	$43.34	$45.90	$48.45	$51.00
20.0%	$36.60	$39.05	$41.50	$43.95	$46.40	$48.85
15.0%	$34.95	$37.30	$39.65	$42.00	$44.35	$46.70
10.0%	$33.31	$35.56	$37.80	$40.05	$42.30	$44.54
5.0%	$31.67	$33.81	$35.96	$38.10	$40.25	$42.39
0.0%	$30.02	$32.07	$34.11	$36.15	$38.20	$40.24
(5.0%)	$28.38	$30.32	$32.26	$34.20	$36.14	$38.09
(10.0%)	$26.74	$28.58	$30.42	$32.25	$34.09	$35.93
(15.0%)	$25.09	$26.83	$28.57	$30.31	$32.04	$33.78
(20.0%)	$23.45	$25.09	$26.72	$28.36	$29.99	$31.63
(25.0%)	$21.81	$23.34	$24.87	$26.41	$27.94	$29.47

In connection with its analyses, Piper Jaffray considered and discussed with Cascade’s management how the discounted cash flow analyses would be affected by changes in the underlying assumptions. Piper Jaffray noted that the discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results are not necessarily indicative of actual values or future results.

Financial Impact Analysis. Piper Jaffray analyzed certain potential pro forma effects of the merger, based on the following assumptions: (1) the merger is completed in the second calendar quarter of 2017; (2) 100% of the outstanding shares of Cascade common stock are converted into the right to receive 0.14864 shares of First Interstate Class A common stock, plus $1.91 in cash; and (3) cash is paid to option and restricted stock unit holders and holders of restricted stock awards receive merger consideration pursuant to the merger agreement. Piper Jaffray also incorporated certain assumptions as provided by First Interstate’s management, including certain pro forma assumptions relating to the Synergies. The analysis indicated that the merger (excluding transaction expenses) could be dilutive to First Interstate’s estimated tangible book value per share at the completion of the merger and accretive to First Interstate’s estimated earnings per share beginning in 2017.

In addition, Piper Jaffray analyzed certain potential pro forma effects of the transaction on First Interstate’s capital ratios given the same assumptions set forth above. These analyses indicated that as of September 30, 2016, the transaction would result in First Interstate’s regulatory capital ratios exceeding the minimum regulatory guidelines for “well-capitalized” status.

In connection with its pro forma analyses, Piper Jaffray considered and discussed with Cascade’s management how the analyses would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and that the variations may be material.

Piper Jaffray’s Compensation and Other Relationships with Cascade. Cascade and Piper Jaffray entered into an engagement letter dated October 14, 2016 relating to the services to be provided by Piper Jaffray in connection with the merger. Pursuant to the engagement letter, Cascade agreed to pay Piper Jaffray (a) a non-refundable retainer of $50,000, which will be credited against the transaction fee; (b) a fee of $500,000 upon the delivery to Cascade’s board of directors of the written Piper Jaffray opinion, which fee will be credited against the transaction fee; and (c) contingent upon the completion of the merger, a transaction fee equal to 1.0% of aggregate transaction value. Cascade also agreed to reimburse Piper Jaffray for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement. Cascade has also agreed to indemnify Piper Jaffray against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Other than Piper Jaffray’s engagement by Cascade in connection with the merger, Piper Jaffray or the lead banker on its current deal team acted as financial advisor to Cascade in connection with (1) its April 2016 acquisition of Prime Pacific Financial Services, Inc., (2) its May 2014 acquisition of Home Federal Bancorp and its (3) March 2016 acquisition of certain branches from Bank of America, N.A. In the ordinary course of Piper Jaffray’s business as a broker-dealer, Piper Jaffray may, from time to time, purchase securities from and sell securities to Cascade, First Interstate or their affiliates. Piper Jaffray may also actively trade the equity securities of Cascade, First Interstate or their affiliates for its own account and for the accounts of its customers.

First Interstate’s Reasons for the Merger

First Interstate’s board of directors believes that the merger is in the best interests of First Interstate and its shareholders. In deciding to approve the merger and the merger agreement, First Interstate’s board of directors considered a number of factors, including:

•	Cascade’s community banking orientation, its favorable reputation within its local communities and its compatibility with First Interstate and its subsidiaries;

•	First Interstate management’s review of the business, operations, earnings and financial condition, including asset quality, of Cascade;

•	the scale, scope, strength and diversity of operations, product lines and delivery systems that could be achieved by combining First Interstate and Cascade;

•	the benefits to the combined organization of the geographic diversity that would accompany First Interstate’s expansion into new markets in Oregon, Idaho and Washington and the attractive demographics of such markets;

•	First Interstate’s historic performance in similar markets;

•	the expectation that the merger will create the opportunity for the combined company to have superior future earnings and prospects compared to First Interstate’s earnings and prospects on a stand-alone basis;

•	First Interstate’s successful track record of creating shareholder value through merger and acquisition transactions, including its proven experience in successfully integrating acquired businesses, and management’s belief that First Interstate will be able to integrate Cascade with First Interstate successfully;

•	that the merger will result in a combined company with total consolidated assets of more than $10 billion, the costs associated with passing that asset threshold and the related work that management of First Interstate has done to prepare for the enhanced requirements relating to being a $10 billion institution;

•	the historical and current market prices of First Interstate Class A common stock and Cascade common stock;

•	the financial analysis presentation of Barclays and the opinion of Barclays rendered to First Interstate’s board of directors to the effect that, as of November 16, 2016, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by First Interstate in the proposed merger was fair to First Interstate, from a financial point of view (as more fully described above in the section entitled “— Opinion of First Interstate’s Financial Advisor”);

•	the review by First Interstate’s board of directors with its management and legal advisors of the structure and other terms of the merger and the expectation of First Interstate’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to Cascade shareholders for U.S. federal income tax purposes (except with respect to cash received in exchange for their shares of Cascade common stock);

•	that First Interstate’s management team will remain intact following the merger and that First Interstate’s board of directors will be increased to accommodate the addition of two current members of Cascade’s board of directors;

•	the complementary nature of the business, market areas and corporate cultures of First Interstate and Cascade;

•	that the combined company will have an attractive commercial and community banking franchise;

•	First Interstate’s expectation that it will achieve cost savings equal to 28% of Cascade’s current annualized non-interest expenses;

•	that the transaction is expected to be accretive to its earnings per share;

•	the pro forma financial effects of the proposed transaction, including the expected dilution to tangible book value per share; and

•	the likelihood of regulators approving the merger without burdensome conditions or delay.

First Interstate’s board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the merger, including, without limitation, the following:

•	the potential risk of diverting management attention and resources from the operation of First Interstate’s business and towards the completion of the merger;

•	the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Cascade’s business, operations and workforce with those of First Interstate;

•	the transaction-related restructuring charges and other merger-related costs, including the payments and other benefits to be received by Cascade management;

•	the risk that the conditions to the parties’ obligations to complete the merger agreement may not be satisfied, including the risk that necessary regulatory or shareholder approvals might not be obtained and, as a result, the merger may not be consummated; and

•	the other risks described in this document under the heading “Risk Factors.”

The foregoing discussion of the information and factors considered by First Interstate’s board of directors is not intended to be exhaustive, but includes the material factors considered by First Interstate’s board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, First Interstate’s board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. First Interstate’s board of directors considered all these factors as a whole, including discussions with, and questioning of First Interstate’s management and independent financial and legal advisors, and overall considered the factors to be favorable to, and to support, its determination.

Recommendation of First Interstate’s Board of Directors

First Interstate’s board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that First Interstate shareholders vote “FOR” the merger agreement.

Opinion of First Interstate’s Financial Advisor

First Interstate engaged Barclays to act as its financial advisor with respect to a possible purchase of Cascade, pursuant to an engagement letter dated October 13, 2016. On November 16, 2016, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to First Interstate’s board of directors that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the merger consideration to be paid by First Interstate in the proposed merger was fair to First Interstate, from a financial point of view.

The full text of Barclays’ written opinion, dated as of November 16, 2016, is attached as Annex B to this document. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the board of directors of First Interstate, addresses only the fairness, from a financial point of view, of the merger consideration to be paid by First Interstate in the proposed merger and does not constitute a recommendation to any shareholder of First Interstate as to how such shareholder should vote with respect to the proposed merger or any other matter. The terms of the proposed merger were determined through arm’s-length negotiations between First Interstate and Cascade and were unanimously approved by the board of directors of First Interstate and of Cascade. Barclays did not recommend any specific form of consideration to First Interstate or that any specific form of consideration constituted the only appropriate consideration for the proposed merger. Barclays was not requested to address, and its opinion does not in any manner address, First Interstate’s underlying business decision to proceed with or effect the proposed merger, the likelihood of the consummation of the proposed merger, or the relative merits of the proposed merger as compared to any other transaction or business strategy in which First Interstate may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the proposed merger to, or any consideration received in connection with the proposed merger by, the holders of any class of securities or the amount or the nature of any compensation to any officers, directors or employees of any parties to the proposed merger, or any other class of persons, relative to the consideration to be paid in the proposed merger or otherwise. No limitations were imposed by First Interstate’s board of directors upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the merger agreement, dated as of November 17, 2016, that was provided to Barclays on November 16, 2016, and the specific terms of the proposed merger;

•	reviewed and analyzed publicly available information concerning First Interstate and Cascade that Barclays believed to be relevant to its analysis, including First Interstate’s and Cascade’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2016 and September 30, 2016;

•	reviewed and analyzed published estimates by third party equity research analysts with respect to the future financial performance of First Interstate and adjusted by management of First Interstate (as so adjusted, the “First Interstate Research Estimates”) and generally available third party data regarding certain third party securities held and certificates of deposit owed by Cascade;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of Cascade furnished to Barclays by First Interstate, including financial projections of Cascade prepared by management of Cascade, which we refer to in this document as the “Cascade Financial Projections,” and reviewed and adjusted by management of First Interstate, which as so adjusted, we refer to in this document as the “First Interstate Cascade Projections,” both of which are summarized below in the section titled “— Unaudited Prospective Financial Information;”

•	reviewed and analyzed certain financial and operating information with respect to the business, operations and prospects of First Interstate, including a presentation of the First Interstate Research Estimates on a pro forma basis giving effect to the proposed merger prepared by management of First Interstate based on the First Interstate Research Estimates and the Cascade Financial Projections, which we refer to in this document as the “Pro Forma Estimates;”

•	reviewed and analyzed the trading history of shares of First Interstate Class A common stock from November 11, 2015 to November 11, 2016 and a trading history of Cascade common stock from November 11, 2015 to November 11, 2016;

•	reviewed and analyzed a comparison of the historical financial results and present financial condition of First Interstate and Cascade with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed merger with the financial terms of certain other recent transactions that Barclays deemed relevant;

•	reviewed and analyzed the pro forma impact of the proposed merger on the future financial performance of the combined company, including cost savings, operating synergies and other financial implications expected by the management of First Interstate to result from a combination of the businesses, which we refer to in this document collectively as the “Expected Synergies;”

•	had discussions with the management of First Interstate concerning First Interstate’s and Cascade’s businesses, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of management of First Interstate that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the First Interstate Research Estimates, upon the advice and at the instruction of First Interstate, Barclays assumed that such estimates were a reasonable basis upon which to evaluate the future financial performance of First Interstate and that First Interstate would perform in accordance with such estimates, and upon the advice and at the instruction of First Interstate, Barclays relied on such estimates in performing its analysis and arriving at its opinion. With respect to the Cascade

Financial Projections, upon the advice and at the instruction of First Interstate, Barclays assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cascade as to the future financial performance of Cascade and, upon the advice and at the instruction of First Interstate, Barclays assumed that the First Interstate Cascade Projections were a reasonable basis upon which to evaluate the future financial performance of Cascade and that Cascade would perform in accordance with such projections. Furthermore, upon the advice and at the instruction of First Interstate, Barclays assumed that the amounts and timing of the Expected Synergies were reasonable and that the Expected Synergies would be realized in accordance with such estimates. With respect to the Pro Forma Estimates, upon the advice and at the instruction of First Interstate, Barclays assumed that such estimates were a reasonable basis upon which to evaluate the future financial performance of First Interstate on a pro forma basis after giving effect to the proposed merger, that the pro forma adjustments to the First Interstate Research Estimates were appropriate and that the pro forma company would perform in accordance with such Pro Forma Estimates. Barclays assumed no responsibility for and it expressed no view as to any such projections, synergies or estimates or the assumptions on which they are based. In addition, Barclays is not an expert in the evaluation of loan portfolios or assessing the adequacy of the allowances for losses with respect thereto. Barclays made no analyses of, and expressed no opinion as to, such loan portfolios, First Interstate’s review of such portfolios or Cascade’s allowances for loan losses and, upon the advice and at the instruction of First Interstate, Barclays assumed that the respective current allowances for loan losses and capital of First Interstate and Cascade will be, in each case and in the aggregate, including on a pro forma basis, adequate to cover all such losses. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of First Interstate or Cascade and did not make or obtain any evaluations or appraisals of the assets or liabilities of First Interstate or Cascade, including with respect to their loan portfolios. Barclays’ opinion necessarily is based upon market, economic and other conditions as they existed on and could be evaluated as of November 16, 2016, the date of the opinion. Barclays assumes no responsibility for updating or revising its opinion based on events or circumstances that might occur after the date of its opinion. Barclays expresses no opinion as to the prices at which shares of Cascade common stock would trade following the announcement of the proposed merger or shares of First Interstate Class A common stock would trade following the announcement or consummation of the proposed merger.

Barclays assumed that the executed merger agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement and all the agreements related thereto. Barclays also assumed, upon the advice of and at the instruction of First Interstate, that all material governmental, regulatory and third party approvals, consents and releases for the proposed merger would be obtained within the constraints contemplated by the merger agreement and that the proposed merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to the differential voting or other rights between the shares of First Interstate Class A common stock and First Interstate Class B common stock or the potential consequences of the amendments to First Interstate’s articles of incorporation contemplated by the Agreement, including any changes to the terms of the shares of First Interstate Class A common stock and First Interstate Class B common stock pursuant to the amendments. Barclays also did not express any opinion as to any tax or other consequences that might result from the proposed merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood First Interstate had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of First Interstate Class A common stock, to shares of First Interstate Class B common stock or shares of Cascade common stock but rather made its determination as to fairness, from a financial point of view, of the merger consideration to be paid by First Interstate in the proposed merger on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by Barclays in preparing its opinion to First Interstate’s board of directors. Certain financial analyses summarized below include information presented in tabular format. To fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of First Interstate or Cascade. None of First Interstate, Cascade, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Selected Comparable Company Analysis

To assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of First Interstate Class A common stock and per share of Cascade common stock by reference to those companies, which could then be used to calculate implied exchange ratio ranges, Barclays reviewed and compared specific financial and operating data relating to First Interstate and Cascade with selected companies that Barclays, based on its experience in the financial institutions and banking industry, deemed comparable to First Interstate and Cascade. The selected comparable companies with respect to First Interstate were:

•	Washington Federal, Inc.

•	Old National Bancorp

•	Flagstar Bancorp, Inc.

•	First Midwest Bancorp, Inc.

•	Great Western Bancorp, Inc.

•	Banc of California, Inc.

•	Banner Corporation

•	Columbia Banking System, Inc.

•	Glacier Bancorp, Inc.

•	Capitol Federal Financial, Inc.

•	First Financial Bancorp.
•	Heartland Financial USA, Inc.

•	CVB Financial Corp.

•	BofI Holding, Inc.

•	Opus Bank

•	Park National Corporation

•	First Merchants Corporation

•	HomeStreet, Inc.

•	First Busey Corporation

•	1st Source Corporation

•	Central Pacific Financial Corp.

•	Westamerica Bancorporation

Barclays calculated and compared various financial multiples and ratios of First Interstate and its selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock prices per share to calendar year 2017 and 2018 estimated earnings per share, which we refer to in this document as “EPS” and which is commonly referred to as the price earnings ratio, or P/E multiple. Also, as part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock prices per share to September 30, 2016 tangible book value, which we refer to in this document as “TBV.”

Finally, as part of its selected comparable company analysis, Barclays calculated and analyzed premiums of current stock prices per share in excess of TBV per share divided by September 30, 2016 core deposits, which we refer to in this document as “CDP.” All of the calculations for First Interstate were performed with and based on the First Interstate Research Estimates or publicly available historical financials and the trading price of per share of First Interstate Class A common stock. All of the calculations for the selected comparable companies were performed with and based on publicly available financial data as of September 30, 2016 or as of the most recent quarter available and closing prices as of November 11, 2016. The results of this selected comparable company analysis for First Interstate are summarized below:

	2017E P/E Multiple	2018E P/E Multiple	TBV multiple	Core Deposit Premium
Top Quartile	19.1x	17.6x	2.37x	16.6%
Median (1)	16.1x	15.1x	1.98x	12.7%
Bottom Quartile	14.0x	12.5x	1.60x	8.7%

(1)	Excludes First Interstate

The selected comparable companies with respect to Cascade were:

•	TriCo Bancshares

•	Hanmi Financial Corporation

•	Heritage Financial Corporation

•	Pacific Premier Bancorp, Inc.

•	First Foundation Inc.

•	Preferred Bank

•	CU Bancorp

•	Pacific Continental Corporation

•	Heritage Commerce Corp

•	Bank of Marin Bancorp
•	Heritage Oaks Bancorp

•	Sierra Bancorp

•	Territorial Bancorp Inc.

•	Northrim BanCorp, Inc.

•	Central Valley Community Bancorp

•	Provident Financial Holdings, Inc.

•	Bank of Commerce Holdings

•	Pacific Mercantile Bancorp

•	First Financial Northwest, Inc.

Barclays calculated and compared various financial multiples and ratios of Cascade and its selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock price per share to calendar year 2017 estimated EPS. Also, as part of its selected comparable company analysis, Barclays calculated and analyzed ratios of current stock prices per share to September 30, 2016 TBV. Finally, as part of its selected comparable company analysis, Barclays calculated and analyzed premiums of current stock prices per share in excess of TBV per share divided by September 30, 2016 CDPs. All of the calculations for Cascade were performed with and based on the First Interstate Cascade Projections. All of the calculations for the selected comparable companies were performed with and based on publicly available financial data as of September 30, 2016 or as of the most recent quarter available and closing prices as of November 11, 2016. The results of this selected comparable company analysis for Cascade are summarized below:

	2017E P/E Multiple	TBV multiple	Core Deposit Premium
Top Quartile	16.3x	1.86x	10.7%
Median (1)	15.5x	1.63x	8.2%
Bottom Quartile	14.6x	1.34x	5.6%

(1)	Excludes Cascade

Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with First Interstate or Cascade, respectively. However, because of the inherent differences between the business, operations and prospects of First Interstate or Cascade, respectively, and those of their respective selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of First Interstate, Cascade and their respective selected comparable companies that could affect the public trading values of each company’s publicly traded stock to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between First Interstate, Cascade and the companies included in the respective selected company analysis.

First Interstate Standalone Valuation. Based upon its professional judgments, Barclays selected a range of calendar year 2017 P/E multiples of 14.0x to 19.1x and calendar year 2018 P/E multiples of 12.5x to 17.6x for First Interstate, based on the top and bottom quartile of selected comparable companies. Barclays applied this range to First Interstate’s projected calendar year 2017 and 2018 estimated EPS, as set out in the First Interstate Research Estimates, to calculate a range of implied values per share of First Interstate Class A common stock. These calculations resulted in a range of implied values per share of First Interstate Class A common stock of $32.56 to $44.55 based on 2017 P/E multiples, which we refer to in this document as the “First Interstate 2017E P/E Range” and $30.75 to $43.09 based on 2018 P/E multiples, which we refer to in this document as the “First Interstate 2018E P/E Range.”

Based upon its professional judgments, Barclays also selected a range of TBV multiples of 1.60x to 2.37x for shares of First Interstate Class A common stock, based on the top and bottom quartile of selected comparable companies. Barclays applied this range to First Interstate’s September 30, 2016 TBV to calculate a range of implied values per share of First Interstate Class A common stock. These calculations resulted in a range of implied values per share of First Interstate Class A common stock of $27.03 to $40.04.

Based upon its professional judgments, Barclays also selected a range of CDPs of 8.7% to 16.6% for shares of First Interstate Class A common stock, based on the top and bottom quartile of selected comparable companies. Barclays applied this range to First Interstate’s September 30, 2016 CDPs to calculate a range of implied values per share of First Interstate Class A common stock. These calculations resulted in a range of implied values per share of First Interstate Class A common stock of $30.18 to $42.26.

Cascade Standalone Valuation. Based upon its professional judgments, Barclays selected a range of calendar year 2017 P/E multiples of 14.6x to 16.3x for Cascade, based on the top and bottom quartile of selected comparable companies. Barclays applied this range to Cascade’s projected calendar year 2017 estimated EPS, as set out in the First Interstate Cascade Projections, to calculate a range of implied values per share of Cascade common stock. These calculations resulted in a range of implied values per share of Cascade common stock of $5.49 to $6.16 based on 2017 P/E multiples. Barclays then applied fully-phased in cost savings of approximately $24.7 million (pre-tax), based on First Interstate’s estimates of Cascade’s run-rate non-interest expense, which we refer to in this document as the “Cost Savings,” to such range to calculate a range of implied values per share of Cascade common stock of $8.56 to $9.60 based on 2017 P/E multiples, which we refer to in this document as the “Cascade 2017E P/E Range with Cost Savings.”

Based upon its professional judgments, Barclays also selected a range of TBV multiples of 1.34x to 1.86x for Cascade, based on the top and bottom quartile of selected comparable companies. Barclays applied this range to Cascade’s September 30, 2016 TBV to calculate a range of implied values per share of Cascade common stock. These calculations resulted in a range of implied values per share of Cascade common stock of $4.74 to $6.58.

Based upon its professional judgments, Barclays also selected a range of CDPs of 5.6% to 10.7% for Cascade, based on the top and bottom quartile of selected comparable companies. Barclays applied this range to

Cascade’s September 30, 2016 CDPs to calculate a range of implied values per share of Cascade common stock. These calculations resulted in a range of implied values per share of Cascade common stock of $5.48 to $7.24.

Implied Exchange Ratio. After determining the ranges of implied equity values per share of First Interstate Class A common stock and Cascade common stock calculated using the comparable companies analyses summarized above, Barclays deducted the cash consideration per share of Cascade common stock to calculate ranges of implied exchange ratios. Barclays calculated the low end of the calendar year 2017E P/E implied exchange ratio range by dividing the low end of the Cascade 2017E P/E Range with Cost Savings, less the amount of cash consideration per share of Cascade common stock, by the high end of the First Interstate 2017E P/E Range, and Barclays calculated the high end of the calendar year 2017E P/E implied exchange ratio range by dividing the high end of the Cascade 2017E P/E Range with Cost Savings, less the amount of cash consideration per share of Cascade common stock, by the low end of the First Interstate 2017E P/E Range. These calculations resulted in a range of implied exchange ratios of 0.14935x to 0.23605x. Barclays calculated the low end of the calendar year 2018E P/E exchange ratio range by dividing the low end of the Cascade 2018E P/E Range with Cost Savings, less the amount of cash consideration per share of Cascade common stock, by the high end of the First Interstate 2018E P/E Range, and Barclays calculated the high end of the calendar year 2018E P/E exchange ratio range by dividing the high end of the Cascade 2018E P/E Range with Cost Savings, less the amount of cash consideration per share of Cascade common stock, by the low end of the First Interstate 2018E P/E Range. These calculations resulted in a range of implied exchange ratios of 0.15044x to 0.23782x.

The following summarizes the result of these calculations:

Range of Implied Exchange Ratios
	Low		High
Calendar Year 2017E P/E	0.14935x	-	0.23605x
Calendar Year 2018E P/E	0.15044x	-	0.23782x

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected recent transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant. Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to Cascade with respect to the business strategy and other financial and operating characteristics of their businesses.

The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of First Interstate, Cascade and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected recent precedent transactions and the proposed merger that would affect the acquisition values of the selected target companies and Cascade.

Barclays examined the following community bank transactions:

Announcement Date	Acquiror	Target
4/28/16	Mechanics Bank	California Republic Bancorp
3/9/15	Western Alliance Bancorporation	Bridge Capital Holdings
11/5/14	Banner Corporation	Starbuck Bancshares, Inc.
9/25/14	Ford Financial Fund II, L.P.	Mechanics Bank
10/23/13	Cascade Bancorp	Home Federal Bancorp, Inc.
10/23/13	Heritage Financial Corporation	Washington Banking Company
9/11/13	Umpqua Holdings Corporation	Sterling Financial Corporation

Based upon its professional judgments, Barclays selected a range of next twelve month, which we refer to in this document as “NTM,” EPS plus Cost Savings multiples of 11.9x to 13.5x for Cascade, based on the top and bottom quartile of selected precedent transactions. Barclays applied this range to Cascade’s estimated NTM EPS, as set out in the First Interstate Cascade Projections plus Cost Savings to calculate a range of implied values of Cascade. These calculations resulted in a range of implied values per share of Cascade common stock of $6.91 to $7.81.

Based upon its professional judgments, Barclays selected a range of adjusted TBV multiples of 1.81x to 2.13x for Cascade, based on the top and bottom quartile of selected precedent transactions. Barclays applied this range to Cascade’s TBV at September 30, 2016, adjusted to exclude capital in excess of an 8% ratio of tangible common equity to tangible assets to calculate a range of implied values of Cascade. These calculations resulted in a range of implied values per share of Cascade common stock of $6.12 to $7.15.

Based upon its professional judgments, Barclays selected a range of adjusted CDPs of 7.8% to 14.2% for Cascade, based on the top and bottom quartile of selected precedent transactions. Barclays applied this range to Cascade’s CDPs at September 30, 2016 to calculate a range of implied values of Cascade. These calculations resulted in a range of implied values per share of Cascade common stock of $6.24 to $8.45.

Dividend Discount Analysis

As a further analysis in estimating the present value of shares of First Interstate Class A common stock and Cascade common stock, Barclays performed a dividend discount analysis of shares of First Interstate Class A common stock and Cascade common stock. A dividend discount analysis is a valuation methodology used to derive a valuation of an entity by adding the estimated dividends expected to be paid to shareholders through a specified forecast period, in this case, December 31, 2021, to the residual value of the entity at the end of the forecast period, which we refer to in this document, as applied to First Interstate for the forecast period ending December 31, 2021, as the “terminal value of First Interstate” as of December 31, 2021. This sum is then discounted to its “present value” using a range of selected discount rates. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts to a specified date, in this case, September 30, 2016, by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. In connection with this analysis, Barclays assumed an annual dividend payout of tangible common equity in excess of an 8% ratio of tangible common equity to tangible assets.

First Interstate Standalone Valuation. To calculate the estimated value of First Interstate Class A common stock using the dividend discount analysis method, Barclays added (1) projected dividends on shares of First Interstate Class A common stock through December 31, 2021 based on the First Interstate Research Estimates to (2) the terminal value of First Interstate as of December 31, 2021, and discounted such amount to September 30, 2016 using a range of selected discount rates. The terminal value of First Interstate was estimated by applying a range of terminal value multiples of 14.0x to 17.0x, which was derived by analyzing the results from the First Interstate selected comparable company analysis and applying such range to the First Interstate Research Estimates. The range of “cost of equity” discount rates of 10.0% to 13.0% was selected based on a capital asset pricing model of companies included in First Interstate’s selected comparable company analysis. Barclays then calculated a range of implied prices per share of First Interstate Class A common stock by dividing the value derived from the dividend discount method by the fully diluted number of shares of First Interstate Class A common stock as provided by First Interstate management. These calculations resulted in a range of implied values per share of First Interstate Class A common stock of $32.40 to $42.73, which we refer to in this document as the “First Interstate DCF Range.”

Cascade Standalone Valuation. To calculate the estimated value of Cascade common stock using the dividend discount analysis method, Barclays added (1) projected dividends on shares of Cascade common stock through December 31, 2021 based on the First Interstate Cascade Projections as adjusted by First Interstate management for Cost Savings and other financial implications of the proposed business combination to (2) the residual value of Cascade at the end of the forecast period, which we refer to in this document as the “terminal value of Cascade,” as of December 31, 2021 as adjusted by First Interstate management for Cost Savings and other financial implications of the proposed business combination, and discounted such amounts to their present value using a range of selected discount rates. The terminal value of Cascade was estimated by applying a range of terminal value multiples of 14.0x to 16.0x, which was derived by analyzing the results from the Cascade selected comparable company analysis and applying such range to the First Interstate Cascade Projections as adjusted by First Interstate management for Cost Savings and other financial implications of the proposed business combination. The range of “cost of equity” discount rates of 9.0% to 12.0% was selected based on a capital asset pricing model of companies included in Cascade’s selected comparable company analysis. Barclays then calculated a range of implied prices per share of Cascade common stock by dividing the value derived from the dividend discount method by the fully diluted number of shares of Cascade common stock as provided by Cascade management. These calculations resulted in a range of implied equity values per share of Cascade common stock of $7.11 to 9.07 based on First Interstate Cascade Projections as adjusted by First Interstate management for Cost Savings and other financial implications of the proposed business combination, which we refer to in this document as the “Cascade DCF Range with Cost Savings.”

Implied Exchange Ratio. Using the ranges of implied values per share of First Interstate Class A common stock and Cascade common stock calculated using the dividend discount method analyses summarized above, Barclays calculated ranges of implied exchange ratios for shares of Cascade common stock. Barclays calculated the low end of the Cascade DCF implied exchange ratio range by dividing the low end of the Cascade DCF Range with Cost Savings, less the amount of cash consideration per share of Cascade common stock, by the high end of the First Interstate DCF Range, and Barclays calculated the high end of the Cascade DCF implied exchange ratio range by dividing the high end of the Cascade DCF Range with Cost Savings, less the amount of cash consideration per share of Cascade common stock, by the low end of the First Interstate DCF Range. These calculations resulted in a range of implied exchange ratios of 0.12169x to 0.22099x.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. First Interstate’s board of directors selected Barclays because of its familiarity with First Interstate and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally.

Barclays is acting as financial advisor to First Interstate in connection with the proposed merger. As compensation for its services in connection with the proposed merger, First Interstate paid Barclays $1.0 million upon the delivery of Barclays’ opinion, which we refer to in this document as the “Opinion Fee” and that became payable upon the delivery of Barclays’ opinion. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed merger. Additional compensation of $4.5 million will be payable on completion of the proposed merger against which the amounts paid for the opinion will be credited. In addition, First Interstate has agreed to reimburse Barclays for expenses incurred in connection with the proposed merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by First Interstate and the rendering of Barclays’ opinion. Barclays has performed various investment banking and financial services for First Interstate and its affiliates in the past, and it expects to perform such services in the future, and expects to receive customary fees for such services.

In addition, Barclays and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to certain significant shareholders of Cascade, which we refer to in this document as the “Sponsors,” and certain of their affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (1) having acted or acting as financial advisor to Sponsors and certain of their portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (2) having acted or acting as arranger, bookrunner and/or lender for Sponsors and certain of their portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (3) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by Sponsors and certain of their portfolio companies and affiliates.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of First Interstate and Cascade for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Unaudited Prospective Financial Information

Neither First Interstate nor Cascade as a matter of course makes public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, First Interstate and Cascade are each including in this document certain unaudited prospective financial information that was made available to Cascade and its financial advisor or to First Interstate and its financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Cascade, First Interstate, Piper Jaffray or Barclays, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. First Interstate’s management approved the use of the First Interstate Cascade Projections and Cascade’s management approved the use of the following unaudited prospective financial information concerning Cascade. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Cascade’s business, all of which are difficult to predict and many of which are beyond each Cascade’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. No assurance can be given that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Cascade’s business, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Caution About Forward-Looking Statements” beginning on pages 16 and 22, respectively, of this document.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with generally accepted accounting principles, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled generally accepted accounting principles measures in each party’s historical generally accepted accounting principles financial statements. Neither First Interstate’s nor Cascade’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained in this document, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. No assurance can be given that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this document, similar estimates and assumptions would be used. Neither First Interstate nor Cascade intends to, and each party disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even if any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Cascade or First Interstate, as applicable, of the merger and does not attempt to predict or suggest future results of the combined company after giving effect to the merger. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on either Cascade or First Interstate, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Cascade or First Interstate, as applicable, of any possible failure of the merger to occur. None of Cascade, First Interstate, Piper Jaffray, Barclays or their respective affiliates, associates, officers, directors, advisors, agents or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Cascade, shareholder of First Interstate or any other person regarding Cascade’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved.

In light of the foregoing, and considering that the shareholder meetings of First Interstate’s and Cascade’s shareholders will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, shareholders are cautioned not to place unwarranted reliance on such information, and First Interstate and Cascade urge all shareholders to review First Interstate’s and Cascade’s financial statements and other information contained elsewhere in this document for a description of First Interstate’s and Cascade’s respective businesses and reported financial results.

The following table presents a summary of the selected Cascade unaudited prospective financial data as prepared by Cascade for the years ending December 31, 2016 through 2020:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	(Dollars in millions, except per share data)
Income Statement
Net Income	$17.3	$31.1	$33.0	$35.6	$39.9
Earnings per Share	0.23	0.41	0.43	0.47	0.52
Balance Sheet
Assets	3,186.6	3,382.0	3,603.8	3,834.8	4,071.5
Gross Loans	2,137.1	2,367.4	2,615.7	2,872.6	3,141.5
Deposits	2,750.0	2,913.1	3,100.9	3,295.2	3,490.3
Stockholders’ Equity	373.5	404.5	437.6	473.1	513.1

The following table presents a summary of the First Interstate Cascade Projections for the years ending December 31, 2016 through 2020:

	For the year ended December 31,
	2016	2017	2018	2019	2020
	(Dollars in millions, except per share data)
Income Statement
Net Income	$17.3	$28.8	$31.4	$34.0	$36.3
Earnings per Share	0.23	0.38	0.41	0.45	0.48
Balance Sheet
Assets	3,186.6	3,382.0	3,603.7	3,834.7	4,071.5
Gross Loans	2,137.1	2,367.4	2,615.7	2,872.6	3,141.5
Deposits	2,750.0	2,913.1	3,100.9	3,295.2	3,490.3
Stockholders’ Equity	373.4	402.2	433.6	467.6	503.9

Cascade Stock Options, Restricted Stock Awards and Restricted Stock Units

At the effective time of the merger, each option to purchase shares of Cascade common stock outstanding immediately before the effective time of the merger, whether or not vested, will be cancelled and, upon First Interstate’s receipt of an option surrender agreement from the holder, exchanged for a cash payment equal to the product of (1) the number of shares of Cascade common stock subject to the stock option multiplied by (2) the amount by which the merger consideration exceeds the exercise price of such option, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the sum of the cash consideration and the product of the exchange ratio times the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on the fifth day before the closing date of the merger. Assuming a stock price of $38.50, which was the closing price of First Interstate Class A common stock on April 5, 2017, the most recent practicable date before the mailing of this document, the aggregate cash amount payable to the holders of Cascade stock options was $9.5 million.

At the effective time of the merger, each outstanding share of restricted stock will vest and be converted into the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash, without interest.

At the effective time of the merger, each Cascade restricted stock unit outstanding immediately before the effective time of the merger, whether or not vested, will be cancelled in exchange for a cash payment equal to the product of (1) the number of shares of Cascade common stock subject to the restricted stock unit multiplied by (2) the merger consideration, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the sum of the cash consideration and the product of the exchange ratio times the average closing sales price of First Interstate Class A common stock over the 20 consecutive trading days ending on the fifth day before the closing date of the merger. Assuming a stock price of $38.50, which was the closing price of First Interstate Class A common stock on April 5, 2017, the most recent practicable date before the mailing of this document, the aggregate cash amount payable to the holders of Cascade restricted stock units was $437,138.

Surrender of Stock Certificates

The conversion of Cascade common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As promptly as practicable after the completion of the merger, but in no event later than ten days thereafter, the exchange agent will mail to Cascade shareholders a letter of transmittal, together with instructions for the exchange of their Cascade common stock certificates for the merger consideration. Until you surrender your Cascade stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any First Interstate Class A common stock into which your Cascade shares have been converted. When you surrender your Cascade stock certificates accompanied by a properly completed letter of transmittal, First Interstate will pay any unpaid dividends or other distributions, without interest, that had become payable with respect to the shares of First Interstate Class A common stock into which your Cascade shares had been converted.

If you own shares of Cascade common stock in “street name” through a broker, bank or other nominee, you should receive or seek instructions from the broker, bank or other nominee holding your shares concerning how to surrender your shares of Cascade common stock in exchange for the merger consideration.

If your Cascade stock certificates have been lost, stolen or destroyed, you will have to provide an affidavit claiming your Cascade stock certificates to be lost, stolen or destroyed, and, if required by First Interstate, post a bond in such amount as the exchange agent may direct before you receive any consideration for your shares.

After the completion of the merger, there will be no further transfers of Cascade common stock. Cascade stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

Accounting Treatment

First Interstate will account for the merger under the “acquisition” method of accounting according to U.S. generally accepted accounting principles. Using the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities of Cascade will be recorded by First Interstate at their respective fair values at the time of the completion of the merger. The excess of First Interstate’s purchase price over the net fair value of the assets acquired and liabilities assumed will then be recorded as goodwill.

Material U.S. Federal Income Tax Consequence of the Merger

General. The following summary discusses the material anticipated U.S. federal income tax consequence of the merger applicable to a holder of shares of Cascade common stock who surrenders all of his or her common stock for shares of First Interstate Class A common stock and cash in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, which we refer in this document as the “IRS, and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes within the meaning of Section 1221 of the Internal Revenue Code (generally, assets held for investment). No attempt has been made to comment on all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of Cascade common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of Cascade common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, persons that are, or hold their shares of Cascade common stock through, partnerships or other pass-through entities, or persons who acquired their shares of Cascade common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address the alternative minimum tax, the unearned income Medicare contribution tax on net investment income or any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cascade common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust was in existence on

August 20, 1996, was treated as a U.S. person under the Internal Revenue Code on the previous day and made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of Cascade common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of Cascade common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within First Interstate’s or Cascade’s control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Opinion Conditions. It is a condition to the obligations of First Interstate and Cascade that they each receive an opinion from their respective legal counsel to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code, and that each of First Interstate and Cascade will be a party to the reorganization within the meaning of Section 368(b) of the Internal Revenue Code. First Interstate and Cascade expect to be able to obtain the tax opinion if, as expected:

•	First Interstate and Cascade are able to deliver customary representations to their respective legal counsel; and

•	there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both First Interstate and Cascade to waive the condition that a tax opinion be delivered, neither party currently anticipates doing so.

In addition, in connection with the filing of the registration statement of which this document forms a part, Luse Gorman and Hunton has each delivered its opinion to First Interstate and Cascade, respectively, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and confirming the tax discussion under “Description of the Merger—Material U.S. Federal Income Tax Consequence of the Merger.” Copies of these opinions have been filed as exhibits to the registration statement. Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of First Interstate and Cascade, all of which must continue to be true and accurate in all material respects as of the effective time of the merger. The opinions of Luse Gorman and Hunton are not binding on the IRS or any court.

If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger.

Tax Consequences to U.S. Holders. Based on the opinions that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the material U.S. federal income tax consequences of the merger to a U.S. holder are as follows:

•	you will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the First Interstate Class A common stock and cash you receive exceeds your tax basis in your Cascade common stock, and (2) the amount of cash you receive (in each case excluding any cash received instead of fractional shares of First Interstate Class A common stock, which will be treated as discussed below);

•	the aggregate tax basis of the First Interstate Class A common stock that you receive in the merger (including, for this purpose, any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the shares of Cascade common stock you surrender in the merger, decreased by the amount of cash you receive in the merger (excluding any cash received instead of a fractional share of First Interstate Class A common stock), and increased by the amount of gain you recognize on the exchange (including any portion of the gain that is classified as capital gain or dividend income and excluding any gain recognized as a result of cash received instead of a fractional shares of First Interstate Class A common stock, all as described below); and

•	the holding period for the shares of First Interstate Class A common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period of the shares of Cascade common stock that you surrender in the merger.

If you acquired different blocks of Cascade common stock at different times or at different prices, the First Interstate Class A common stock you receive will be allocated pro rata to each block of Cascade common stock, and the basis and holding period of each block of First Interstate Class A common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Cascade common stock exchanged for such block of First Interstate Class A common stock.

Gain that you recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if you have held your Cascade common stock for more than one year as of the date of the merger. Long-term capital gains of certain non-corporate holders of Cascade common stock, including individuals, are generally taxed at preferential rates. In some cases, if a holder actually or constructively owns First Interstate Class A common stock other than First Interstate Class A common stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, you should consult your tax advisor regarding the application of the foregoing rules to your particular circumstances.

If you receive cash instead of a fractional share of First Interstate Class A common stock, you generally will be treated as having received such fractional share of First Interstate Class A common stock pursuant to the merger and then as having sold such fractional share of First Interstate Class A common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the tax basis in your fractional share of First Interstate Class A common stock as set forth above. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of Cascade common stock surrendered therefor) exceeds one year. Long-term capital gains of certain non-corporate holders of Cascade common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent will be required to, and will, withhold 28% of any cash payments to which a Cascade shareholder is entitled pursuant to the merger, unless the Cascade shareholder signs the substitute IRS Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the Cascade shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding. Any amounts withheld under the backup withholding rules are not additional tax and will be allowed as a refund or credit against your U.S. Federal income tax liability, provided you timely furnish the required information to the IRS.

Tax Treatment of the Entities. No gain or loss will be recognized by First Interstate or Cascade as a result of the merger.

Reporting Requirements. A holder of Cascade common stock that receives First Interstate Class A common stock as a result of the merger will be required to retain certain records pertaining to the merger. Each holder of Cascade common stock who is required to file a U.S. tax return and who is a “significant holder” that receives First Interstate Class A common stock in the merger will be required to file a statement with the holder’s U.S. federal income tax return setting forth such holder’s tax basis in the Cascade common stock surrendered and the fair market value of the First Interstate Class A common stock and cash received in the merger. A “significant holder” is a holder of Cascade common stock who, immediately before the merger, owned at least 5% of the outstanding stock of Cascade.

Regulatory Matters Relating to the Merger

Completion of the merger is subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement from: (1) the Federal Reserve Board; (2) the Federal Deposit Insurance Corporation; (3) the Montana Division; (4) the Oregon Division; and (5) any other regulatory approval the failure of which to obtain would reasonably be expected to have a material adverse effect on the surviving corporation (which First Interstate and Cascade currently expect to be none), and the expiration of any applicable statutory waiting periods. In obtaining these approvals, First Interstate is not required, and Cascade and Cascade Bank are not permitted (without First Interstate’s consent), to take any action, or commit to take any action, or agree to any condition, restriction, prohibition, limitation or requirement that would prohibit or materially limit the ownership or operation of the business or assets of Cascade, materially limit the business conducted by First Interstate or First Interstate Bank or compel either Cascade or First Interstate to dispose of or hold separate any material portion of the business or assets of Cascade or would reasonably be expected to have a material and adverse effect on First Interstate, the combined company and their respective subsidiaries, as a whole (measured on a scale relative to Cascade and its subsidiaries, taken as a whole), or on Cascade and Cascade Bank, taken as a whole, in each case after giving effect to the merger, which we refer to in this document as a “materially burdensome regulatory condition.” Subject to the terms and conditions of the merger agreement, First Interstate and Cascade have agreed to use their reasonable best efforts and cooperate to promptly prepare and file all necessary documentation, to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such approvals.

Federal Reserve Board. The merger and the bank merger are subject to approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended, and the Bank Merger Act, respectively. On March 22, 2017, First Interstate received the approval of the Federal Reserve Board for First Interstate to acquire and merge Cascade with and into First Interstate, with First Interstate as the surviving entity, thereby acquiring Cascade Bank, and immediately following that merger, to merge Cascade Bank with and into First Interstate Bank.

The Federal Reserve Board takes into consideration a number of factors when acting on applications under the Bank Merger Act and the Bank Holding Company Act, including: (1) the financial and managerial resources and the effect of the proposed merger on these resources (including capital and pro forma capital ratios of the combined organization, the management expertise, internal controls, and risk management systems, especially those with respect to compliance with laws applicable to consumers and “fair lending” laws); (2) the effect of the proposal on competition; (3) the future prospects of the existing and merged entities; (4) the convenience and needs of the communities served; (5) any risk to the stability of the United States banking or financial system; and (6) the effectiveness of the acquiring entity in combating money laundering activities. The Federal Reserve Board also reviews the records of the relevant insured depository institutions under the Community Reinvestment Act of 1997, which we refer to in this document as the “CRA.” In connection with such a review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve Board before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal anti-trust laws. While First Interstate and Cascade believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger.

Federal Deposit Insurance Corporation. The merger and the bank merger are also conditioned on receiving the written consent of the Federal Deposit Insurance Corporation under the shared-loss agreements between Cascade Bank and the Federal Deposit Insurance Corporation, unless such shared-loss agreements are terminated prior to the completion of the merger, to ensure that there will be no adverse change in loss coverage by reason of the completion of the mergers, which consent must be reasonably satisfactory to First Interstate. First Interstate received the consent of the Federal Deposit Insurance Corporation on March 13, 2017.

Montana Division. Prior approval of the bank merger is required from the Montana Division. The Division requires a thirty-day public comment period on a bank merger application and may consider any comments received and other factors in considering the bank merger. First Interstate received the approval of the bank merger from the Montana Division on March 22, 2017.

Oregon Division. The bank merger is subject to the approval of the Oregon Division under the Oregon Bank Act. To approve the bank merger, the Oregon Division must find that, among other things, the bank merger conforms with the provisions of the Oregon Bank Act, will not be detrimental to the safety and soundness of the resulting bank, is not contrary to the public’s interest and that the state or federal supervisory authority that has jurisdiction over the resulting bank permits the transaction. First Interstate received the approval of the bank merger from the Oregon Division on March 21, 2017.

Additional Regulatory Approvals and Notices. Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations. The bank merger will result in First Interstate’s entry into the States of Washington and Idaho. Accordingly, First Interstate submitted notices to the Washington State Department of Financial Institutions and the Idaho Department of Finance on February 14, 2017.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the merger consideration for holders of Cascade common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Cascade’s Directors and Executive Officers in the Merger

In considering the recommendation of the board of directors of Cascade to approve and adopt the merger agreement, you should be aware that Cascade’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of Cascade shareholders generally, which are described below. Cascade’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Treatment of Stock Options

The merger agreement provides that all options to purchase Cascade common stock outstanding at the effective time of the merger, whether or not vested, will be cancelled and, subject to First Interstate’s receipt of an option surrender agreement, the holder will be entitled to receive a lump sum cash payment equal to the product of (1) the number of shares of Cascade common stock subject to the stock option multiplied by (2) the amount by which the value of the merger consideration exceeds the exercise price of such stock option, less applicable withholding taxes. For purposes of this calculation, the merger consideration is the sum of the cash consideration and the product of the exchange ratio times the average closing price per share of First Interstate Class A common stock for the 20 consecutive trading days ending on the fifth day preceding the closing date of the merger. If the exercise price of a Cascade stock option is equal to or greater than the merger consideration, such option will be cancelled at the effective time of the merger for no consideration.

Treatment of Restricted Stock Awards

The merger agreement provides that at the effective time of the merger, each unvested share of restricted stock issued by Cascade and outstanding at the effective time of the merger will fully vest and convert into the right to receive the same merger consideration that all other shares of Cascade common stock are entitled to receive in the merger.

Treatment of Restricted Stock Units

The merger agreement provides that all restricted stock units outstanding at the effective time of the merger, whether or not vested, will be cancelled and, subject to First Interstate’s receipt of a restricted stock unit surrender agreement, the holder will be entitled to receive a lump sum cash payment equal to the product of (1) the number of shares of Cascade common stock subject to the restricted stock unit multiplied by (2) the value of the merger consideration, less required tax withholding. The merger consideration is the sum of the cash consideration and the product of the exchange ratio times the average closing price per share of First Interstate common stock for the 20 consecutive trading days ending on the fifth day preceding the closing date of the merger. Cascade’s named executive officers and non-employee directors do not hold any unvested Cascade restricted stock units.

Stock Options and Restricted Stock Awards Held by Cascade’s Executive Officers and Directors

For an estimate of the amounts that would be payable to each of Cascade’s named executive officers on settlement of their unvested Cascade equity awards, see “Merger-Related Executive Compensation for Cascade’s Named Executive Officers” below. Cascade’s non-employee directors do not hold any unvested Cascade stock options or restricted stock awards. For information about the payments to be made with respect to Cascade’s outstanding equity awards, see “Cascade Stock Options, Restricted Stock Awards and Restricted Stock Units” beginning on page 90.

Payments Under Employment Agreements With Cascade

Cascade and Cascade Bank previously entered into employment agreements with Messrs. Zink, Newton, Reeves and Lee and Ms. Biss. The employment agreements provide that in the event of an involuntary termination of employment without cause (as defined in each executive’s agreement) or voluntary termination by the executive for good reason (as defined in each executive’s agreement) within 12 months before or 18 months after a change in control (as defined in each executive’s agreement), the executive will receive an amount equal to 2.99 times their base salary plus their annual cash incentive in effect for the year in which the change in control occurs, which we refer to in this document as the “Change in Control Payment.” The aggregate amount of the Change in Control Payments is estimated to be $5,809,933. The Change in Control Payments may be reduced, however, if the executive is initially determined to be subject to excise taxes under the Internal Revenue

Code but would be better economically on a net-after tax basis by reducing the Change in Control Payments to avoid being subject to the excise tax. For an estimate of the amounts that would be payable to each of Cascade’s named executive officers under their employment agreements, see “Merger-Related Executive Compensation for Cascade’s Named Executive Officers” below. In addition, all outstanding unvested restricted stock and stock options will fully vest upon termination and Cascade (or its successor) will provide certain employment benefits for 18 months following the date of termination.

2017 Executive Incentive Program

Messrs. Zink, Newton, Reeves and Lee and Ms. Biss are participants in the 2017 Annual Executive Incentive Program, which provides the executives an opportunity to earn a performance-based annual cash bonus. Target annual bonus opportunities were established based on the executive’s level of responsibility and his or her ability to impact overall results and are expressed as a percentage of base salary and are awarded as a percentage of target. Under the merger agreement, Cascade has the right to pay pro-rated annual bonus awards in respect of the 2017 fiscal year on the closing date for the period from January 1, 2017 through the closing date of the merger. Achievement level and calculated bonus amounts will be pro-rated for the portion of the 2017 fiscal year before the closing date. For an estimate of the amounts that would be payable to Messrs. Zink, Newton, Reeves and Lee and Ms. Biss in connection with the merger if the closing date were to occur on January 20, 2017, see “Merger-Related Executive Compensation for Cascade’s Named Executive Officers” below.

Stipulation Agreements With First Interstate and Cascade

In connection with the merger agreement, First Interstate, First Interstate Bank, Cascade and Cascade Bank entered into stipulation agreements with Messrs. Zink, Newton, Reeves and Lee and Ms. Biss that sets forth the methodology to calculate the cash severance payable pursuant to the terms of the individual’s employment agreements. For an estimate of the amounts that would be payable to Messrs. Zink, Newton, Reeves and Lee and Ms. Biss under their stipulation agreements, see “Merger-Related Executive Compensation for Cascade’s Named Executive Officers” below.

Continued Employment by the Combined Company

Upon the completion of the merger, Cascade’s named executive officers are not expected to be retained by the combined company. However, during the merger negotiations, First Interstate informed Cascade that it is interested in retaining Mr. Reeves, Executive Vice President and Chief Operating Officer of Cascade and President and Chief Operating Officer of Cascade Bank, and employing him as Chief Banking Officer—West of First Interstate Bank. As a result, Mr. Reeves and First Interstate may enter into new compensatory agreements or arrangements.

Treatment of Supplemental Executive Retirement Plans

Cascade and Cascade Bank previously entered into a supplemental executive retirement plan with each of Mr. Newton and Ms. Biss. Mr. Newton and Ms. Biss are eligible for normal retirement benefits upon separation from service except in the case of a termination for cause (as defined in the agreement). The annual benefit payable to Mr. Newton is $77,150 and the annual benefit payable to Ms. Biss is $94,250. Commencing on the first anniversary after payments begin, benefits are increased annually by 2.5%. Benefits are payable monthly for 20 years. If the participant dies during active employment, the benefit is payable to the participant’s beneficiary beginning on the first day of the fourth month after death. The agreements include non-competition and non-solicitation provisions that result in forfeiture (and repayment, if applicable) of all benefits if the participant competes with Cascade Bank or violates non-solicitation requirements during employment or within 18 months following termination of employment. Mr. Newton and Ms. Biss are not entitled to any additional benefits under these agreements in connection with the merger.

Appointment of Two Directors to First Interstate’s Board of Directors

The merger agreement provides that at or immediately following the effective time of the merger, two members of Cascade’s board of directors will be appointed to First Interstate’s board of directors.

Payments under Director Agreements

Each of Messrs. Andres and Patrick are party to a director emeritus agreement, which provides for a benefit of $18,000 per year for a minimum of 10 years. The benefit will be paid in monthly installments from the earlier of such director’s normal retirement date or the completion of the merger until the later of the director’s death or 120 months. The annual benefit payments are subject to a 2.5% annual increase. Messrs. Andres, Johnson, Patrick and Wells are parties to Deferred Fee Agreements, with interest credited annually at a rate of 4.32%. Following the completion of the merger, if any of Messrs. Andres, Johnson, Patrick or Wells is not continuing as a director of First Interstate, than such person will receive a distribution of their accumulated deferrals, plus accrued interest and earnings, to be paid in a lump sum within 30 days after the termination of their service with Cascade.

Indemnification and Insurance of Directors and Officers

In the merger agreement, First Interstate has agreed to indemnify, hold harmless and advances expenses to the current and former officers and directors of Cascade and its subsidiaries against any costs, expenses, judgments, fines, amounts paid in settlements, damages and other liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether arising before or after the effective time of the merger, pertaining to any matter that existed or occurred at or before the effective time of the merger to the same extent as Cascade currently provides for indemnification of its officers and directors. First Interstate has also agreed to maintain in effect for a period of six years following the effective time of the merger the directors’ and officers’ liability insurance policy currently maintained by Cascade or to provide a policy with comparable coverage, provided that, to obtain such insurance coverage, First Interstate is not obligated to expend, in the aggregate, an amount exceeding 250% of the amount of the annual premiums currently paid by Cascade for such insurance.

Merger-Related Executive Compensation for Cascade’s Named Executive Officers

The following table sets forth the estimated potential severance benefits to Cascade’s named executive officers on termination of employment in connection with a change in control and assumes that the effective time of the merger will be April 4, 2017, the last practicable date prior to the date of these materials. If the merger closes after June 11, 2017, then the estimated payment in connection with a change of control listed below will change as some of the restricted stock awards will have vested without regard to the change of control and cash payments may change because of the right to pro-rated bonuses and the requirements to reduce severance under the employment agreements if an executive is initially determined to be subject to excise taxes imposed under the Internal Revenue Code. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.

Executive	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Terry E. Zink	2,216,866	4,735,481	27,549	6,979,897
Gregory D. Newton	982,396	1,823,281	11,903	2,817,579
Charles N. Reeves	967,586	1,864,452	30,172	2,862,210
Daniel J. Lee	964,639	972,172	22,868	1,959,679
Peggy Biss	906,503	1,184,499	22,586	2,113,588

(1)	In connection with the merger agreement, each of the named executive officers entered into a stipulation agreement that sets forth the methodology to calculate the cash severance payable pursuant to the terms of the named executive officer’s employment agreements. Under the stipulation and employment agreements, the named executive officers are entitled to a lump-sum cash payment, which represents an amount equal to 2.99 times their base salary and annual cash incentive, provided the executive’s employment is involuntarily terminated without cause or voluntarily for good reason within 12 months before or 18 months following the effective time of the merger estimated to be $2,631,200, $1,094,063, $1,192,263, $1,018,842 and $975,488 respectively for Messrs. Zink, Newton, Reeves and Lee and Ms. Biss. In addition, the named executive officers are entitled to a pro-rated bonus for 2017, and the estimated bonus, which is included in the above cash payments in the table, is $84,986, $29,245, $31,870, $27,234 and $26,075, respectively, for Messrs. Zink, Newton, Reeves, Lee and Ms. Biss, respectively. The cash severance amounts payable under this column are considered a “double trigger” benefit since they are only payable upon a change in control of Cascade and termination of employment and the 2017 bonus is a “single trigger.” The cash severance payments may be limited if the executive is initially determined to be subject to excise taxes under the Internal Revenue Code but would be better economically on a net-after tax basis by reducing the cash severance payments to avoid being subject to the excise tax, and accordingly, the above cash payments reflect a reduction for Messrs. Zink, Newton, Reeves and Lee and Ms. Biss, respectively, of $499,320, $140,912, $256,547, $81,438 and $95,060, respectively.
(2)	Represents the estimated cash payment to be made in exchange for the cancellation of the non-vested stock options and the value of non-vested restricted stock awards held by Cascade’s named executive officers at the effective time of the merger. The value of the stock options and restricted stock awards is based on a per share price of Cascade common stock of $7.15, which is the average closing market price of Cascade common stock over the five business days following the public announcement of the merger. Messrs. Zink, Newton, Reeves and Lee and Ms. Biss do not hold any unvested restricted stock units. The amounts payable under this column are considered a “single trigger” benefit since it is payable upon a change in control of Cascade without regard to termination of employment.
(3)	Represents the estimated value of continued medical, disability, life and dental coverage for 18 months, which will be provided at no cost to the executive.

Employee Matters

Each person who is an employee of Cascade Bank as of the effective time of the merger (whose employment is not specifically terminated as of the merger date) will become an employee of First Interstate Bank and will be eligible to participate in employee benefit plans and compensation opportunities that are substantially comparable to the employee benefit and compensation opportunities that are generally made available to similarly situated employees of First Interstate Bank; provided, however, that any cash incentive compensation payable or earned in the calendar year in which the merger occurs will be pro-rated to reflect the short year. With respect to any First Interstate Bank medical, dental or vision insurance plan, for the first plan year in which such continuing employee is eligible to participate, First Interstate Bank will use commercially reasonable efforts to cause any preexisting condition limitations or eligibility waiting periods to be waived to the extent such limitation would have been waived or satisfied under a Cascade Bank benefit plan in which such continuing employee participated before the merger and credit each continuing employee for any co-payments or deductibles incurred by such continuing employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such plan.

Continuing employees will receive prior service credit for purposes of eligibility, vesting and level of benefits (for purposes of vacation, paid time off and sick leave policies) provided that such recognition of service will not (1) apply to any First Interstate Bank defined benefit retirement plan or retiree welfare plan, (2) operate to duplicate any benefits with respect to the same period of service, (3) apply for purposes of any plan under which similarly situated employees do not receive credit for prior service or that is grandfathered or frozen, or (4) entitle a continuing employee to be credited with more than 120 hours of vacation, paid time off and sick leave on the closing date of the merger and to rollover more than 80 hours of such paid-time off from one calendar year to a subsequent calendar year.

Each employee of Cascade or Cascade Bank whose employment is involuntarily terminated by First Interstate (other than for cause) within one year following the effective time of the merger and who is not covered by a separate employment agreement, change in control agreement or other agreement that provides for the payment of severance will, upon executing an appropriate release in the form reasonably determined by First Interstate, receive a severance payment in accordance with the terms of Cascade Bank’s severance policy. The policy provides a severance formula based on years of service and position, with a minimum payment equal to four weeks for base pay (six weeks for senior vice presidents) and a maximum payment equal to 26 weeks of base pay (36 weeks for senior vice presidents).

For a period of six months following the merger, First Interstate will provide all employees of Cascade Bank whose employment was terminated other than for cause, disability or retirement at or following the merger, job counseling and outplacement assistance services to assist such employees in locating new employment. First Interstate will notify all such employees of opportunities for positions that First Interstate Bank reasonably believes such persons are qualified and will consider any application for such positions submitted by such persons, provided, however, that any decision to offer employment to any such person will be made in the sole discretion of First Interstate Bank. The total costs expended for such job counseling and outplacement assistance services will not exceed $150,000 in the aggregate.

A retention bonus pool will be established for employees of Cascade Bank other than employees of Cascade who are covered by employment agreements or other contracts providing for severance, as jointly designated by First Interstate and Cascade Bank. The amount and payment date of the retention bonus for each employee will be jointly determined by First Interstate and Cascade.

Operations of Cascade Bank after the Merger

After the merger of Cascade Bank and First Interstate Bank, all of the former offices of Cascade Bank are expected to operate as branch offices of First Interstate Bank under the name “First Interstate Bank.”

Restrictions on Resale of Shares of First Interstate Class A Common Stock

The shares of First Interstate Class A common stock to be issued to shareholders of Cascade under the merger agreement will be registered under the Securities Act and may be freely traded by such shareholders without restriction (unless they are affiliates of First Interstate, in which case certain restrictions under the securities laws may apply).

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the completion of the merger will take place on a date mutually agreed to by the parties within three business days following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived. See “— Conditions to Completing the Merger.” On the closing date, First Interstate will file articles of merger with the Montana Secretary of State and the Oregon Secretary of State merging Cascade into First Interstate. The merger will become effective at the time stated in the articles of merger.

It is currently expected that the merger will be completed early in the third quarter of 2017. However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

First Interstate’s and Cascade’s obligations to complete the merger are subject to the satisfaction, or, to the extent permitted by law, waiver of several conditions, including:

•	approval and adoption of the merger agreement by each of the First Interstate shareholders and the Cascade shareholders;

•	approval of the amended and restated articles of incorporation of First Interstate by First Interstate shareholders;

•	First Interstate filing a notice with The Nasdaq Stock Market for the listing of the shares of First Interstate Class A common stock to be issued by First Interstate in the merger, and The Nasdaq Stock Market authorizing and not objecting to the listing of such shares of First Interstate Class A common stock;

•	receipt of all required regulatory approvals and the expiration of all statutory waiting periods, provided that no regulatory approvals contain a condition, restriction, prohibition, limitation or requirement that has resulted in the imposition of a materially burdensome regulatory condition;

•	the registration statement of which this document forms a part being declared effective by the SEC and the absence of any pending or threatened proceeding by the SEC to suspend the effectiveness of the registration statement;

•	no order, injunction or decree or other legal restraint or prohibition that prevents consummating the merger, the bank merger or any of the other transactions contemplated by the merger agreement and no statute, rule, regulation, order, injunction or decree that prohibits or makes illegal completion of any of the transactions contemplated by the merger agreement;

•	the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the date of the merger agreement and as of the closing date (subject to materiality and material adverse effect standards described in the merger agreement) and receipt of a certificate signed by the other party’s chief executive officer or chief financial officer to that effect; and

•	receipt by First Interstate of an opinion from Luse Gorman, and receipt by Cascade of an opinion from Hunton, in each case to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

In addition, First Interstate will not be obligated to consummate the merger if the transfer of any shared loss or loss sharing contract with the Federal Deposit Insurance Corporation contains an adverse modification or amendment or requires a payment by or cost to First Interstate or Cascade.

First Interstate and Cascade cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

Cascade has agreed that, until completion of the merger and unless consented to by First Interstate, as contemplated by the merger agreement or as required by law, neither it nor its subsidiaries will:

General Business

•	fail to conduct its business in the ordinary course consistent with past practice in all material respects;

•	fail to use reasonable best efforts to maintain and preserve intact its business organization, key employees and advantageous business relationships;

•	take any action that would reasonably be expected to materially and adversely affect or materially delay the ability to obtain the required regulatory approvals, to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis;

Indebtedness

•	incur any indebtedness or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any individual, corporation or other entity, other than the federal funds borrowings and borrowings from the Federal Home Loan Bank and Federal Reserve Bank, in each case with a maturity of less than thirty days, and deposits in the ordinary course of business consistent with past practice;

Capital Stock

•	adjust, split, combine or reclassify its capital stock;

•	make, declare or pay any dividends or make any other distribution on its capital stock, except dividends paid by any of Cascade’s subsidiaries to Cascade;

•	redeem, purchase or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable for shares of its capital stock, except pursuant to the exercise of outstanding stock options or the vesting or settlement of equity awards, in each case in accordance with past practice and the terms of the applicable award agreement;

•	grant any equity awards or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•	issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants or other rights to acquire any shares of capital stock, except pursuant to the exercise, vesting or settlement of equity awards outstanding as of the date of the merger agreement in accordance with their respective terms;

Dispositions

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets other than to its subsidiaries or cancel, release or assign any material indebtedness, other than in the ordinary course of business consistent with past practice;

Investments

•	acquire any other person or business or any material assets, deposits or properties of another person or make any material investment, contributions to capital, property transfers or purchase of any property or assets other than of a subsidiary, except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith or for transactions in the ordinary course of business consistent with past practice not to exceed $250,000 individually or $500,000 in the aggregate;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

Contracts

•	terminate, materially amend or waive any material provision of any material contract or make any change in any instrument or agreement governing the terms of any of its securities or material lease, other than renewals of material contracts and leases on terms that would not reasonably be expected to have a material adverse effect on Cascade,

•	enter into any new material contract;

•	undertake or enter into any lease, contract or other commitment, other than in the normal course of its banking business, involving a payment of more than $250,000 annually, or containing any financial commitment extending beyond 24 months from the date of the merger agreement;

Benefit Plans

•	enter into, adopt, terminate or amend any employee benefit or compensation plan, program, policy or arrangement;

•	increase the compensation or benefits payable to any current or former employee, officer, director or consultant, other than in the ordinary course consistent with past practice;

•	pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course of business consistent with past practice, not to exceed 5.0% of such individual’s base salary or wage rate as of the date of the merger agreement, unless such bonus or incentive compensation is consistent with the terms of any pre-existing arrangement; provided that no payment or award will result in an adverse tax consequence under Section 280G of the Internal Revenue Code;

•	grant or accelerate the vesting of any equity-based awards other than pursuant to the terms of such awards as in effect on the date of the merger agreement;

•	grant any rights with respect to severance, change in control, retention, or similar compensation;

•	enter into any new or amend any existing employment, severance, change in control, retention or similar agreement;

•	fund any rabbi trust or similar arrangement;

•	terminate the employment or services of any officer or any employee whose annual base salary is greater than $150,000, other than for cause;

•	hire any officer, employee, independent contractor or consultant whose annual base salary would be greater than $150,000;

Settling Claims

•	settle any material claim, suit, action or proceeding against it, except in the ordinary course of business and in an amount less than $250,000 individually or $500,000 in the aggregate and that would not impose any material restrictions on Cascade’s business of any of its subsidiaries or the combined company;

Tax-Free Reorganization

•	take any action or knowingly fail to take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization under the Internal Revenue Code;

Governing Documents

•	amend Cascade’s or Cascade Bank’s articles of incorporation or bylaws;

Merger or Liquidation

•	merge or consolidate itself or any of its subsidiaries with any other person or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries;

Accounting

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or generally accepted accounting principles;

New Lines of Business

•	enter into any new lines of business;

Policies

•	change in any material respect its lending, investment, underwriting, risk and asset liability management or other banking and operating, securitization and servicing policies, except as required by applicable law, regulation or policies imposed by any governmental entity;

•	make any change in its policies and practices outside of the types of changes made in the ordinary course of business consistent with past practice with respect to the extension of credit, or the establishment of loan loss reserves or the charge off of losses incurred; investments; asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans; or its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed or recommended in writing by regulators or any governmental entity;

Loans

•	make any loans or extensions of credit outside of the ordinary course of business consistent with practice or that exceed Cascade’s internal lending limits such that the loan or extension of credit would require approval by Cascade’s credit policy committee or any similar body; provided that any consent sought from First Interstate must be given within two business days after the relevant loan package is provided;

Capital Expenditures

•	make, or commit to make, any capital expenditures that exceed by more than 10% in the aggregate the Cascade capital expenditures budget as of the date of the merger agreement;

Taxes

•	make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any material closing agreement with respect to taxes, settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a tax refund;

Merger Agreement

•	take any action that is intended or expected to result in any of the conditions to the merger not being satisfied, except as may be required by applicable law;

Branches

•	apply for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility, except to the extent required to obtain a regulatory approval of the merger; or

Other Agreements

•	agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section in the merger agreement governing Cascade’s conduct of business until the completion of the merger.

First Interstate has agreed that, until the completion of the merger and unless permitted by Cascade, or as expressly contemplated or permitted by the merger agreement or as required by law, it will not:

•	amend its articles of incorporation or bylaws in a manner that would adversely affect the economic benefits of the merger to Cascade’s shareholders or materially change the rights, terms or preferences of First Interstate Class A common stock;

•	adjust, split, combine or reclassify its capital stock;

•	take any action that would reasonably be expected to materially and adversely affect or materially delay the ability to obtain any necessary regulatory approvals, to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis;

•	make, declare, pay or set aside for payment any dividends or make any other distribution on its capital stock, except for regular quarterly dividends in the ordinary course of business consistent with past practice;

•	enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business without providing prior notice of such transaction to Cascade;

•	take any action or knowingly fail to take any action that would reasonably be expected prevent the merger from qualifying as a reorganization under the Internal Revenue Code; or

•	agree to take, commit to take or adopt any resolutions in support of any of the actions prohibited by the section of the merger agreement governing First Interstate’s conduct of business until the completion of the merger.

Covenants of Cascade and First Interstate

Agreement Not to Solicit Other Proposals. Cascade has agreed not to (1) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an acquisition proposal by a third party, (2) engage or participate in any discussions or negotiations with any person concerning an acquisition proposal by a third party, (3) disclose or provide any confidential or non-public information or data to, or otherwise cooperate in any way with, any person in connection with an acquisition proposal or (4) unless the merger agreement has been terminated, enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement relating to any acquisition proposal (other than a confidentiality agreement permitted by the merger agreement); provided, however, that Cascade and its representatives may contact any person who has made an acquisition proposal or inquiry or proposal solely to seek clarification of the terms and conditions of such proposal. An acquisition proposal means any offer, proposal or inquiry, relating to any third party indication of interest in:

•	any acquisition or purchase of at least 15% of the consolidated assets of Cascade or the equity or voting securities of Cascade or Cascade Bank;

•	any tender offer, exchange offer or other acquisition of at least 15% of the equity or voting securities of Cascade or Cascade Bank; or

•	a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Cascade or Cascade Bank.

Cascade’s board of directors may generally participate in negotiations or discussions with, and provide confidential or non-public information or data to, a third party who makes an unsolicited, written, bona fide acquisition proposal before the Cascade shareholder meeting, provided that:

•	Cascade’s board of directors, after consultation with its outside legal counsel, and, with respect to financial matters, its financial advisors, concludes in good faith that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law; and

•	before furnishing any confidential or non-public information to, or entering into negotiations or discussions with, such person, Cascade must provide First Interstate with written notice and have entered into a confidentiality agreement with such third party on terms no less favorable to Cascade than the confidentiality agreement between First Interstate and Cascade, including no right to negotiate exclusively with the third party.

Cascade must within 24 hours of receipt of any acquisition proposal or inquiry that could reasonably be expected to lead to an acquisition proposal advise First Interstate of the substance of such proposal and the identity of the third party and provide an unredacted copy of the acquisition proposal and any draft agreements, proposals and other materials received in connection with such proposal. Cascade must apprise First Interstate of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal (including providing an unredacted copy of such amended or revised acquisition proposal and any further or revised draft agreements, proposals or other materials received in connection with such inquiry or acquisition proposal).

In certain circumstances, Cascade may terminate the merger agreement before obtaining the Cascade shareholders’ approval of the merger agreement to enter into an agreement with a third party with respect to an acquisition proposal, but only if Cascade’s board of directors has determined in good faith (after consultation with its outside counsel and, with respect to financial matters, its financial advisors) that the failure to take such action would be more likely than not to result in a violation of its fiduciary duties under applicable law and Cascade has not materially breached its obligations under the no solicitation provisions in the merger agreement. In such instance, Cascade would be required to pay First Interstate a termination fee, as further described in the section entitled “— Termination Fee” on page 110.

Certain Other Covenants. The merger agreement also contains other agreements relating to the conduct of First Interstate and Cascade before completion of the merger, including the following:

•	First Interstate will prepare and file a registration statement, of which this document forms a part, with the SEC registering the shares of First Interstate Class A common stock to be issued in the merger to Cascade shareholders;

•	First Interstate and Cascade will each use its reasonable best efforts to have the registration statement, of which this document forms a part, declared effective by the SEC;

•	First Interstate will use its reasonable best efforts to obtain all necessary state securities laws permits and approvals in connection with the merger;

•	First Interstate and Cascade will cooperate with each other and use their reasonable best efforts to prepare and file all necessary applications, notices and other filings with any governmental entity, the approval of which is required to complete the merger and related transactions;

•	First Interstate and Cascade will use their reasonable best efforts to (1) avoid the entry of, or to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or materially delay the completion of the merger and bank merger, and (2) avoid or eliminate each impediment so as to enable the completion of the merger to occur as soon as possible;

•	First Interstate and Cascade will provide each other access during normal business hours to its properties, books, contracts, commitments, personnel, information technology systems and records;

•	each of First Interstate and Cascade with provide each other a copy of each report, schedule, registration statement and other document filed or received by it and all other information concerning its business, properties and personnel as such party may reasonably request;

•	Cascade will meet with First Interstate on a regular basis to discuss and plan for the conversion of Cascade’s data processing and related electronic information systems;

•	each of First Interstate and Cascade will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement and any other matters required to be approved or adopted by shareholders to carry out the terms of the merger agreement;

•

each of the First Interstate and Cascade’s board of directors will recommend at their respective shareholder meeting that the shareholders vote to approve and adopt the merger agreement (and in the case of First Interstate, the approval of the amended and restated articles of incorporation of First Interstate) and will use its reasonable best efforts to obtain shareholder approval, and neither party’s board of directors may (1) withdraw, modify or qualify in a manner adverse to the other party or make any public statement inconsistent with its recommendation, (2) fail to include its recommendation in this document, (3) fail to publicly, definitively and without qualification reaffirm its recommendation within three business days after the other party’s written request or (4) only in the case of Cascade, adopt, approve, recommend or endorse an acquisition proposal or fail to publicly, definitively and without qualification issue a press release recommending against an acquisition proposal, within ten business days after an acquisition proposal is made public, or publicly propose to do any of the foregoing; provided, however, that if, before the adoption and approval of the merger agreement by a party’s shareholders, a party’s board of directors, after consultation with its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement (and, in the case of First Interstate, the proposal to approve the amended and restated articles of incorporation of First Interstate) to such party’s shareholders (and, if such determination relates to an acquisition proposal to Cascade, Cascade’s board of directors has taken into account the expected timing of and regulatory conditions related to such acquisition proposal), then such party’s board of directors may change its recommendation to its shareholders but only if (1) that party gives the other party at least five business days’ prior written notice (or, in the case of a subsequent material change, three business days’ prior written notice) and a reasonable description of the event or circumstances giving rise to its determination (including, in the event such action is taken by the Cascade’s board of directors in response to an acquisition proposal, the latest material terms and conditions and the identity of the third party in any such acquisition proposal, or any amendment or modification thereof), (2) during such notice period such party negotiates in good faith with the other party with respect to any proposed revisions to the merger agreement and (3) at the end of such notice period, such party’s board of directors takes into account any amendment or modification to the merger agreement proposed in writing by the other party, and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless continue to be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to make its recommendation to the shareholders.

•	First Interstate and Cascade, and each of their respective subsidiaries, will use all reasonable best efforts to take all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the merger, the bank merger and the other transactions contemplated by the merger agreement;

•	First Interstate and Cascade, and their respective subsidiaries, will use their reasonable best efforts to obtain (and to cooperate with the other party to obtain), all third party consents necessary to consummate the merger, the bank merger and the other transactions contemplated by the merger agreement;

•	before completion of the merger, First Interstate will notify The Nasdaq Stock Market of the additional shares of First Interstate Class A common stock that First Interstate will issue in exchange for shares of Cascade common stock;

•	each party will promptly advise the other party of any fact, change or event that (1) has had or is reasonably likely to have a material adverse effect on it or (2) would or would be reasonably likely to cause or constitute a material breach of any of the representations, warranties or covenants contained in the merger agreement or that could reasonably be expected to give rise to the failure of a closing condition in the merger agreement to be satisfied;

•	Cascade will promptly notify First Interstate of any shareholder litigation against Cascade and/or its directors relating to the transactions contemplated by the merger agreement and give First Interstate the opportunity to participate in the defense or settlement, and no such settlement that provides for a monetary payment to shareholders and not covered by an insurance policy will be agreed to without First Interstate’s prior written consent;

•	First Interstate and Cascade will consult with one another before issuing any press release or otherwise making public statements with respect to the merger and any filings with any governmental entity;

•	none of First Interstate, Cascade or their respective boards of directors will take any action that would cause any anti-takeover statute to become applicable to the merger or any of the other transactions contemplated by the merger agreement and each will take all necessary steps to exempt (or ensure the continued exemption of) the merger and the other transactions contemplated by the merger agreement from any applicable anti-takeover statute;

•	Cascade will cause certain of its non-executive officers to enter into stipulation agreements with First Interstate that set forth the methodology to calculate the cash severance payable pursuant to the terms of the individual’s employment agreements;

•	the boards of directors of each of First Interstate and Cascade will take all steps required to cause any dispositions of Cascade common stock and acquisitions of First Interstate Class A common stock in the merger by persons subject to the reporting requirements of Section 16(a) of the Securities Act to be exempt from liability under the Exchange Act; and

•	Cascade will negotiate with the parties to certain outstanding securities purchase agreements to terminate such securities purchase agreements upon the completion of the merger.

Representations and Warranties Made by First Interstate and Cascade

First Interstate and Cascade have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. Certain representations and warranties of First Interstate and Cascade are qualified as to materiality or material adverse effect. The representations and warranties in the merger agreement do not survive the effective time of the merger. For information on these representations and warranties, please refer to the merger agreement attached to this document as Annex A.

Terminating the Agreement and Plan of Merger

The merger agreement may be terminated at any time before the completion of the merger, either before or after approval and adoption of the merger agreement by the First Interstate shareholders or the Cascade shareholders, as follows:

•	by the written mutual consent of First Interstate and Cascade;

•	by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger, the bank merger or the transactions contemplated by the merger agreement, unless the failure to obtain a required regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party;

•	by either party, if the merger is not consummated by November 17, 2017, unless failure to complete the merger by that time is due to a failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party seeking to terminate the merger agreement, provided, further, that if all of the other conditions to closing have been satisfied or waived except for the receipt of regulatory approvals either party may extend the termination date under this provision by six months;

•	by either party, if the other party breaches a covenant or agreement or if any representation or warranty of the other party has become untrue (subject to the materiality standard contained in the merger agreement) and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to the party in default;

•	by Cascade, if the board of directors of First Interstate does not recommend approval of the merger agreement or the approval of the amended and restated articles of incorporation of First Interstate in this document or withdraws, modifies or changes its recommendation in a manner adverse to Cascade or if First Interstate breaches its obligations regarding the submission of the merger agreement and the approval of the amended and restated articles of incorporation to First Interstate’s shareholders;

•	by First Interstate, if the board of directors of Cascade does not recommend approval of the merger agreement in this document or withdraws, modifies or changes its recommendation in a manner adverse to First Interstate or if Cascade materially breaches its obligations regarding the solicitation of other acquisition proposals or the submission of the merger agreement to Cascade’s shareholders;

•	by either party, if the shareholders of First Interstate and Cascade fail to approve and adopt the merger agreement (or if the shareholders of First Interstate fail to approve the amended and restated articles of incorporation of First Interstate);

•	by Cascade, at any time before the adoption and approval of the merger agreement by its shareholders, to enter into an acquisition proposal with a third party, but only if (1) Cascade’s board of directors has determined in good faith, after consultation with its outside counsel and, with respect to financial matters, its financial advisors, that failure to take such action would more likely than not result in a violation of its fiduciary duties under applicable law and (2) Cascade has not materially breached its obligations related to acquisition proposals under the merger agreement.

Termination Fee

The merger agreement requires Cascade to pay First Interstate a fee of $22.1 million if Cascade terminates the merger agreement to enter into an agreement with respect to an acquisition proposal. Additionally, Cascade must pay the termination fee if First Interstate terminates the merger agreement as a result of a breach by Cascade of its covenants regarding acquisition proposals or its obligation to submit the merger agreement to its shareholders, or if Cascade’s board of directors fails to recommend approval of the merger agreement or, after recommending the approval of the merger agreement, it withdraws, modifies or changes its recommendation.

First Interstate must pay to Cascade the $22.1 million termination fee if Cascade terminates the merger agreement because First Interstate’s board of directors fails to recommend approval of the merger agreement and the amended and restated articles of First Interstate in this document or, after recommending the approval of the merger agreement and the amended and restated articles of First Interstate, it withdraws, modifies or changes its recommendation or as a result of a breach in any material respect by First Interstate of its covenants regarding its obligation to submit the merger agreement to its shareholders.

If either party terminates the merger agreement because the merger is not consummated by November 17, 2017 (or six-months later as permitted by the merger agreement), then Cascade must pay the termination fee if (1) an acquisition proposal was made directly to the Cascade shareholders or publicly announced before the Cascade shareholder meeting, (2) Cascade’s shareholders fail to approve and adopt the merger agreement and (3) within 12 months after termination of the merger agreement, Cascade consummates or enters into an agreement with respect to an acquisition proposal.

If First Interstate terminates the merger agreement because Cascade breaches a covenant or agreement or if any representation or warranty of Cascade has become untrue (subject to the materiality standard contained in the merger agreement) and such breach or untrue representation or warranty has not been or cannot be cured within 30 days following written notice to Cascade or if either party terminates the merger agreement because Cascade’s shareholders fail to approve and adopt the merger agreement, then Cascade must pay the termination fee if (1) an acquisition proposal was made directly to the Cascade shareholders or publicly announced before the termination of the merger agreement and (2) within 12 months after termination of the merger agreement, Cascade consummates or enters into an agreement with respect to an acquisition proposal (provided that for purposes of this provision references in the definition of acquisition proposal to 15% will instead be 50%).

Expenses

Each of First Interstate and Cascade will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Agreement and Plan of Merger

Before the completion of the merger, First Interstate and Cascade may agree to waive, amend or modify any provision of the merger agreement. However, after the vote by Cascade shareholders or First Interstate shareholders, First Interstate and Cascade can make no amendment or modification that would require approval of its shareholders under applicable law without obtaining that approval.

Voting Agreements

Cascade entered into voting agreements with First Interstate’s directors, solely in their capacity as holders of First Interstate common stock, pursuant to which, among other things, they agreed (1) to vote their shares of First Interstate common stock in favor of the adoption and approval of the merger agreement and the amended and restated articles of incorporation of First Interstate and (2) without the prior written consent of Cascade, not to transfer any of their shares of First Interstate common stock except for certain limited purposes described in the voting agreements. These voting agreements will terminate if the merger agreement is terminated. As of the March 17, 2017, shares constituting 41.9% of the voting power of First Interstate common stock were subject to the voting agreements.

In addition, the directors and certain shareholders of Cascade entered into voting agreements with First Interstate, solely in their capacity as holders of Cascade common stock, pursuant to which, among other things, they agreed (1) to vote their shares of Cascade common stock in favor of the adoption and approval of the merger agreement and (2) without the prior written consent of First Interstate, not to transfer any of their shares of Cascade common stock except for certain limited purposes described in the voting agreements. The voting agreements will terminate if the merger agreement is terminated. In addition, if the merger agreement has not been terminated and Cascade’s board of directors withdraws, modifies or qualifies or fails to make its recommendation to Cascade shareholders to adopt and approve the merger agreement, then the voting agreements with the Cascade shareholders will terminate unless Cascade and First Interstate agree to require that at least 75% of Cascade’s common stock must adopt and approve the merger agreement as a condition to completion of the merger. As of the March 17, 2017, shares constituting 55.2% of the outstanding shares of Cascade common stock were subject to the voting agreements.

Litigation Relating to the Merger

Following the announcement on November 17, 2016 of the execution of the merger agreement, three lawsuits challenging the proposed transaction were filed. One lawsuit was filed in the Circuit Court of the State of Oregon for Deschutes County and is captioned Sternheim Family Trust v. Cascade Bancorp, et al., No. 17CV06744 (filed February 16, 2017). The second lawsuit was filed in the Circuit Court of the State of Oregon for Multnomah County and is captioned Crosse v. Cascade Bancorp, et al., No. 17CV08305 (filed February 24, 2017). The third lawsuit was filed in the United States District Court for the District of Oregon and is captioned Parshall v. Cascade Bancorp et al., No. 6:17-cv-00405-JR (filed March 13, 2017).

Each of these lawsuits challenging the proposed transaction is a putative class action filed on behalf of the shareholders of Cascade and names as defendants Cascade, its directors, and First Interstate. The Sternheim Family Trust and Crosse complaints allege that the directors of Cascade breached their fiduciary duties in connection with their approval of the merger agreement by, among other things: agreeing to an allegedly unfair price for Cascade; approving the transaction notwithstanding alleged conflicts of interest; agreeing to deal protection devices that plaintiffs allege are unreasonable; and by failing to disclose certain facts about the process that led to the merger and financial analyses performed by Cascade’s financial advisors. The Sternheim Family Trust and Crosse complaints also allege that First Interstate aided and abetted those alleged fiduciary breaches. The Parshall complaint alleges that Cascade and its directors violated Section 14(a) of the Exchange Act by failing to disclose certain facts about the process that led to the merger and financial analyses performed by Cascade’s financial advisors. The Parshall complaint further alleges that First Interstate and Cascade’s board of directors violated Section 20(a) of the Exchange Act by acting as control persons. Each of the actions seek, among other things, an order enjoining completion of the proposed merger. Other potential plaintiffs may also file additional lawsuits challenging the proposed transaction.

The outcome of the pending and any additional future litigation is uncertain. If the cases are not resolved, these lawsuits could prevent or delay completion of the merger and result in substantial costs to First Interstate and Cascade, including any costs associated with the indemnification of directors and officers. One of the conditions to the closing of the merger is that no order, injunction or decree or other legal restraint or prohibition that prevents consummating the merger, the bank merger or any of the other transactions contemplated by the merger agreement will be in effect. As such, if plaintiffs are successful in obtaining an injunction prohibiting the completion of the merger on the agreed-upon terms, then such injunction may prevent the merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect First Interstate’s business, financial condition, results of operations and cash flows.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to the merger of First Interstate with Cascade. The unaudited pro forma combined condensed consolidated balance sheet combines the historical information of First Interstate and Cascade as of December 31, 2016 and assumes that the merger was completed on that date. The unaudited pro forma combined condensed consolidated income statement combines the historical financial information of First Interstate and Cascade and give effect to the merger as if it had been completed as of the beginning of 2016. The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial condition had the merger been completed on the dates described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The financial information should be read in conjunction with the accompanying Notes to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information. Certain reclassifications have been made to Cascade’s historical financial information to conform to First Interstate’s presentation of financial information.

The actual value of First Interstate Class A common stock to be recorded as consideration in the merger will be based on the closing price of First Interstate Class A common stock on the date of the merger is completed. The merger is targeted for completion early in the third quarter of 2017. For purposes of the pro forma financial information, the fair value of First Interstate Class A common stock to be issued in connection with the merger was based on First Interstate’s average five-day closing stock price of $43.37 as of March 8, 2017.

The pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of Cascade at their respective fair values and represents the pro forma estimates by First Interstate based on available fair value information as of the date of the merger agreement. In some cases, where noted, more recent information has been used to support estimated adjustments in the pro forma financial information.

The pro forma adjustments included in this section are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for the merger will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of Cascade tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to other assets and liabilities and the residual goodwill value, and may impact First Interstate’s income statement due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Cascade’s shareholders’ equity, including results of operations from December 31, 2016 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented in this document.

First Interstate anticipates that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma combined condensed consolidated financial data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of First Interstate and Cascade, which are incorporated in this document by reference.

Unaudited Combined Consolidated Pro Forma Statement of Financial Condition

As of December 31, 2016*

(In thousands)

	FIBK Historical	FIBK Pro Forma Adjustments for Prior FIBK Acquisitions	FIBK Adjusted	CACB Historical	CACB Pro Forma Adjustments for Prior CACB Acquisitions**	CACB Adjusted	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and cash equivalents	$782,023	$—	$782,023	$72,577	$—	$72,577	$(175,422	)(1)	$679,178
Investment securities	2,124,468	—	2,124,468	635,376	—	635,376	7,805	(2)	2,767,649
Federal Home Loan Bank (FHLB) stock	—	—	—	3,268	—	3,268	—		3,268
Loans, net	5,402,330	—	5,402,330	2,086,009	5,169	2,091,178	(7,954	)(3)	7,485,554
Other real estate owned	10,019	—	10,019	1,677	—	1,677	—		11,696
Company-owned life insurance	198,116	—	198,116	56,957	—	56,957	—		255,073
Premises and equipment, net of accumulated depreciation	194,457	—	194,457	48,658	—	48,658	1,499	(4)	244,614
Mortgage servicing rights, net of accumulated amortization and impairment reserve	18,457	—	18,457	2,348	(2,348)	—	2,660	(5)	21,117
Deferred tax asset, net	—	—	—	45,172	(5,173)	39,999	(17,798	)(6)	22,201
Core deposit and other intangibles, net of accumulated amortization	9,648	—	9,648	12,317	(12,317)	—	40,616	(7)	50,264
Goodwill	212,820	—	212,820	85,852	(85,852)	—	348,679	(8)	561,499
Accrued interest receivable	29,852	—	29,852	6,830	—	6,830	—		36,682
Other assets	81,705	—	81,705	22,017	—	22,017	2,100	(9)	105,822

Total assets	$9,063,895	$—	$9,063,895	$3,079,058	$(100,521)	$2,978,537	$202,185		$12,244,617

Liabilities and Stockholders’ Equity
Deposits	$7,376,110	$—	$7,376,110	$2,661,813	$(90)	$2,661,723	$(734	)(10)	$10,037,099
Securities sold under repurchase agreements	537,556	—	537,556	—	—	—	—		537,556
Subordinated debentures held by subsidiary trusts	82,477	—	82,477	—	—	—	—		82,477
Long-term debt	27,970	—	27,970	—	—	—	—		27,970
Deferred tax liability	6,839	—	6,839	—	—	—	—		6,839
Accrued expenses and other liabilities	50,350	—	50,350	47,593	—	47,593	—		97,943

Total liabilities	8,081,302	—	8,081,302	2,709,406	(90)	2,709,316	(734)		10,789,884

Stockholders’ Equity:
Preferred stock	—	—	—	—	—	—	—		—
Common stock	296,071	—	296,071	471,718	—	471,718	19,538	(11)	787,327
Retained earnings	694,650	—	694,650	(101,001)	(100,431)	(201,432)	182,316	(11)	675,534
Accumulated other comprehensive income, net	(8,128)	—	(8,128)	(1,065)	—	(1,065)	1,065	(11)	(8,128)

Total stockholders’ equity	982,593	—	982,593	369,652	(100,431)	269,221	202,919		1,454,733

Total liabilities and stockholders’ equity	$9,063,895	$—	$9,063,895	$3,079,058	$(100,521)	$2,978,537	$202,185		$12,244,617

Unaudited Combined Condensed Consolidated Pro Forma Statement of Financial Condition

As of December 31, 2016

(Dollars in thousands)

*	Assumes that the acquisition of Cascade was completed as of December 31, 2016 utilizing the acquisition method of accounting. Estimated fair value adjustments for loans, investment securities, core deposit intangibles, deposits and fixed assets were determined by management of First Interstate and Cascade. Actual fair value adjustments, where appropriate, will be determined as of the merger completion date and will be amortized and accreted into income.

**	This column removes the unamortized purchase accounting adjustments from prior acquisitions executed by Cascade.

(1)	The pro forma adjustment of $175,422, includes $145,551 of cash consideration paid to acquire Cascade at a stated price of $1.91 for each share of Cascade common stock outstanding as of the balance sheet date and additional cash adjustments of $10,755 related to the cash pay-out of Cascade’s stock options and restricted stock units and acquisition costs. Also includes $19,116 of cash paid for acquisition costs.

(2)	Represents the estimated $7,805 fair value adjustment to Cascade’s investment portfolio.

(3)	The pro forma adjustment of $7,954 includes an accretable component of $31,244 and a non- accretable component of $2,440 offset by the removal of Cascade’s pre-existing allowance for loan loss and existing fair value adjustments of $25,730 which are not carried over.

(4)	Represents a $1,499 write-up of the premises and equipment based upon fair value estimates.

(5)	Represents a fair value adjustment for Cascade’s mortgage servicing assets of $2,660. The existing Cascade fair value adjustment of $2,348 is not carried over.

(6)	Represents adjustments in the net deferred tax assets of $17,798 resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles and other deferred tax items. The actual tax liability adjustment will depend on facts and circumstances existing at the completion of the merger. The fair value adjustment of the net deferred tax asset and liabilities assumes a tax rate of 37.5%. The existing Cascade deferred tax asset of $5,173 resulting from fair value adjustments is not carried over.

(7)	Represents the recognition of the fair value of the core deposit intangible asset and other identifiable intangible assets. The core deposits intangible asset approximates 1.5% of estimated core deposit liabilities assumed. Core deposits are defined as total deposits less time deposits. The existing Cascade fair value adjustments of $12,317 are not carried over.

(8)	Calculated to reflect the acquisition accounting adjustments related to the acquisition of Cascade. The consideration to be paid to acquire Cascade consists of the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash for each issued and outstanding share of Cascade common stock. For purposes of this pro forma financial presentation, the number of shares of First Interstate Class A common stock issued as consideration for the acquisition of 11,327,095 was based on the Cascade’s outstanding common shares as of December 31, 2016 and the March 8, 2017 prior five-day average closing price of First Interstate’s Class A common stock of $43.37 per share. The acquisition accounting adjustments assume that Cascade’s stockholders’ equity is eliminated and purchase price, goodwill and intangible assets are reflected on the financial statement of First Interstate pursuant to the application of acquisition accounting. The existing Cascade goodwill of $85,852 is not carried over.

Assumptions/Inputs
Cash	$156,306
Value of First Interstate common stock to be issued	491,256

Total deal value based on 5-day average close price as of March 8, 2017	647,562

Cascade’s net assets:
Cascade’s shareholders’ equity	269,221

Fair value adjustments:
Investment securities	7,805
Loans	(7,954)
Premises and equipment	1,499
Core deposit and other intangible assets	40,616
Other assets (including mortgage servicing rights)	4,760
Time Deposits	734

Fair value adjustments	47,460
Tax effect of fair value adjustments; assumed effective rate of 37.5%	(17,798)

Total adjustment of net assets acquired	29,663

Adjusted net assets acquired	298,884

Estimated goodwill	$348,679

The final purchase price and resulting goodwill from the acquisition will vary based on the market price of First Interstate’s Class A common stock as of the consummation of the transaction. Management of First Interstate estimates that a 10% fluctuation in the market price of its Class A common stock is reasonably possible based on its average volatility, resulting in the following aggregate purchase price and estimated goodwill:

	Price***	Goodwill
As presented in the pro forma combined results	$647,562	$348,679
10% increase in Class A common stock price	698,906	400,023
10% decrease in Class A common stock price	596,218	297,335

***	Purchase price includes the right to receive 0.14864 shares of First Interstate Class A common stock and $1.91 in cash for each share of Cascade common stock.

(9)	Represents a fair value adjustment for a tax benefit receivable attributable to the cash equivalent payout of Cascade stock options and restricted units at closing.

(10)	Represents a fair value adjustment to deposits to reflect the difference between portfolio yields and market rates for time deposits acquired in the acquisition. Yield adjustments were calculated using present value analysis. Cash flow was discounted to present value using market rates for similar deposits. The yield adjustment is the aggregate present value for the difference. The existing Cascade fair value adjustment of $90 is not carried over.

(11)	Reflects the elimination of Cascade’s stockholders’ equity and the issuance of 11,327,095 shares of First Interstate Class A common stock at a price of $43.37 per share.

Unaudited Combined Consolidated Pro Forma Statement of Operations

For the Year Ended December 31, 2016(1)

(In thousands, except for share and per share data)

	FIBK Historical	FIBK Pro Forma Adjustments for Prior FIBK Acquisitions*	FIBK Adjusted	CACB Historical	CACB Pro Forma Adjustments for Prior CACB Acquisitions*	CACB Adjusted	Pro Forma Adjustments		Pro Forma Combined
Interest income:
Interest and fees on loans	$259,219	$4,273	$263,492	$79,104	$4,992	$84,096	$7,094	(2)	$354,682
Interest and dividends on investment securities	35,607	—	35,607	15,441	—	15,441	(1,010	)(2)	50,038
Interest on deposits in banks	2,589	—	2,589	—	—	—	—		2,589
Other income	11	—	11	732	—	732	—		743

Total interest income	297,426	4,273	301,699	95,277	4,992	100,269	6,084		408,052

Interest expense:
Interest on deposits	12,662	142	12,804	2,121	713	2,834	263	(2)	15,901
Interest on securities sold under repurchase agreements	429	—	429	—	—	—	—		429
Interest on long-term debt	1,815	—	1,815	—	—	—	—		1,815
Interest on subordinated debentures held by subsidiary trusts	2,755	—	2,755	—	—	—	—		2,755
Other borrowings	—	—	—	33	—	33	—		33

Total interest expense	17,661	142	17,803	2,154	713	2,867	263		20,933

Net interest income before provision for loan losses	279,765	4,131	283,896	93,123	4,278	97,401	5,821		387,118
Provision for loan losses	9,991	—	9,991	—	—	—	500	(2)	10,491

Net interest income after provision for loan losses	269,774	4,131	273,905	93,123	4,278	97,401	5,321		376,627

Non-interest income:
Payment services revenues	34,374	—	34,374	—	—	—	—		34,374
Mortgage banking revenues	37,222	—	37,222	—	—	—	—		37,222
Wealth management revenues	20,460	—	20,460	—	—	—	—		20,460
Service charges on deposit accounts	18,426	—	18,426	6,578	—	6,578	—		25,004
Other service charges, commissions and fees	11,506	—	11,506	—	—	—	—		11,506
Investment securities gains, net	330	—	330	—	—	—	—		330
Other income	10,028	1,297	11,325	4,558	—	4,558	—		15,883
Non-recurring litigation recovery	4,150	—	4,150	—	—	—	—		4,150
Card issuer and merchant services fees, net	—	—	—	9,722	—	9,722	—		9,722
Earnings on BOLI	—	—	—	1,190	—	1,190	—		1,190
Mortgage banking income, net	—	—	—	3,396	—	3,396	—		3,396
Swap fee income	—	—	—	2,483	—	2,483	—		2,483
SBA gain on sales and fee income	—	—	—	1,519	2,227	3,746	—		3,746

Total non-interest income	136,496	1,297	137,793	29,446	2,227	31,673	—		169,466

Non-interest expense:
Salaries and employee benefits	143,877	—	143,877	52,414	(285)	52,129	—		196,006
Information technology	20,547	—	20,547	5,436	(3,075)	2,361	—		22,908

	FIBK Historical	FIBK Pro Forma Adjustments for Prior FIBK Acquisitions*	FIBK Adjusted	CACB Historical	CACB Pro Forma Adjustments for Prior CACB Acquisitions*	CACB Adjusted	Pro Forma Adjustments		Pro Forma Combined
Occupancy and equipment	27,298	—	27,298	10,692	—	10,692	51	(2)	38,041
OREO expense, net of income	(44)	—	(44)	171	—	171	—		127
Professional fees	4,990	—	4,990	6,382	(611)	5,771	—		10,761
FDIC insurance premiums	4,548	—	4,548	1,899	—	1,899	—		6,447
Mortgage servicing rights amortization	2,957	—	2,957	—	—	—	64	(2)	3,021
Mortgage servicing rights impairment recovery	(35)	—	(35)	—	—	—	—		(35)
Core deposit intangibles amortization	3,427	290	3,717	1,316	35	1,351	7,203	(2)	12,271
Acquisition expenses	2,821	(1,474)	1,347	—	—	—	(1,347)		—
Communications	—	—	—	2,497	—	2,497	—		2,497
Card issuer	—	—	—	4,045	—	4,045	—		4,045
Insurance	—	—	—	681	—	681	—		681
Other expenses	50,625	4,263	54,888	9,697	6,401	16,098	—		70,986

Total non-interest expense	261,011	3,079	264,090	95,230	2,465	97,695	5,971		367,756

Income before income tax expense	145,259	2,349	147,608	27,339	4,040	31,379	(650)		178,337
Income tax expense	49,623	881	50,504	10,568	1,515	12,083	(244	)(2)	62,343

Net income	$95,636	$1,468	$97,104	$16,771	$2,525	$19,296	$(406)		$115,994

Basic earnings per common share	$2.15			$0.23					$2.08
Diluted earnings per common share	$2.13			$0.23					$2.06

Basic weighted average shares outstanding	44,511,774			71,895,427			11,327,095	(3)	55,838,869
Diluted weighted average shares outstanding	44,910,396			72,159,182			11,327,095	(3)	56,237,491

Unaudited Combined Condensed Consolidated Pro Forma Statement of Operations

For the Year Ended December 31, 2016

(Dollars in thousands)

*	This column presents pro forma information pertaining to acquisitions by First Interstate and Cascade during the period presented to present the pro forma data as if those acquisitions had occurred as January 1, 2016.

(1)	Assumes that the acquisition of Cascade was completed as of the beginning of the earliest period presented utilizing the acquisition method of accounting. Estimated fair value adjustments for loans, investment securities, core deposit intangibles, time deposits and fixed assets were determined by management of First Interstate and Cascade. The resulting premiums and discounts for purposes of the unaudited combined condensed consolidated pro forma financial data, where appropriate, are being amortized and accreted into income as more fully described in the notes below. Actual fair value adjustments will be determined as of the merger completion date and will be amortized and accreted into income over the estimated remaining lives of the respective assets and liabilities.

(2)	The following table summarizes the estimated period impact of the amortization (accretion) of the related acquisition accounting adjustments on the pro forma statement of operations (in thousands):

Category	Estimated Life in Years	Amortization (Accretion) Method	Amortization (Accretion) for the Year Ended December 31, 2016
Loans	various	LY	$7,094
Investment securities	10	LY	(1,010)
Premises and equipment	30	SL	51
Core deposit intangible	10	SD	7,203
Mortgage servicing rights	12	SD	64
Time Deposits	7	SD	263
Incremental provision for loan losses	n/a	estimated	500

Tax rate = 37.5%

SL - straight line method

SD - sum-of-the-years digits method

LY - level yield method

(3)	Pro forma basic and diluted weighted average common shares outstanding as of December 31, 2016 were determined by adding the number of shares issuable to Cascade’s shareholders to First Interstate’s historical weighted average basic and diluted outstanding common shares outstanding as of December 31, 2016. The stock consideration paid to acquire Cascade consists of the issuance of 11,327,095 shares of First Interstate Class A common stock based upon the fixed exchange rate established in the merger agreement.

DESCRIPTION OF FIRST INTERSTATE CAPITAL STOCK

As a result of the merger, Cascade shareholders will become First Interstate shareholders. Your rights as a shareholder of First Interstate will be governed by the Montana Business Corporation Act, which we refer to in this document as the “MBCA,” First Interstate’s amended and restated articles of incorporation and First Interstate’s bylaws. The following summary describes the material terms of First Interstate’s capital stock and is subject to, and qualified by, First Interstate’s amended and restated articles of incorporation and bylaws and Montana law. We urge you to read the applicable provisions of the MBCA, First Interstate’s amended and restated articles of incorporation and First Interstate’s bylaws. Copies of First Interstate’s governing documents have been filed with the SEC. See “Where You Can Find More Information” as to how to obtain a copy of First Interstate’s articles of incorporation and bylaws.

General

First Interstate’s articles of incorporation provide for two classes of common stock: First Interstate Class A common stock, which has one vote per share, and First Interstate Class B common stock, which has five votes per share. Any holder of First Interstate Class B common stock may at any time convert his or her shares into shares of First Interstate Class A common stock on a share-for-share basis, and the shares of First Interstate Class B common stock will be automatically converted into shares of First Interstate Class A common stock on a share-for-share basis:

•	when the aggregate number of shares of First Interstate Class B common stock outstanding as of the record date for any meeting of First Interstate shareholders is less than 20% of the aggregate number of shares of First Interstate Class A common stock and First Interstate Class B common stock then outstanding; or

•	upon any transfer, whether or not for value, except for permitted transfers as set forth in First Interstate’s articles of incorporation and described below.

The shares of First Interstate Class B common stock are generally non-transferable, except in connection with a permitted transfer as set forth in First Interstate’s articles of incorporation and described below. The rights of the two classes of First Interstate’s common stock are otherwise identical.

First Interstate’s authorized capital stock consists of 200,100,000 shares, each with no par value per share, of which:

•	100,000,000 shares are designated as First Interstate Class A common stock;

•	100,000,000 shares are designated as First Interstate Class B common stock; and

•	100,000 shares are designated as preferred stock.

At March 17, 2017 First Interstate had issued and outstanding 21,923,892 shares of First Interstate Class A common stock and 23,217,418 shares of First Interstate Class B common stock. At March 17, 2017, First Interstate also had outstanding stock options to purchase an aggregate of 33,178 shares of First Interstate Class A common stock. There were no outstanding shares of First Interstate preferred stock at March 17, 2017.

Common Stock

Dividends. The holders of First Interstate Class A common stock and First Interstate Class B common stock are entitled to share equally, on a per share basis, in any dividends that First Interstate’s board of directors may declare from time to time from legally available funds, subject to limitations under Montana law and the preferential rights of holders of any outstanding shares of preferred stock. If a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of First Interstate Class A common stock will be entitled to receive First Interstate Class A common stock, or rights to acquire First Interstate Class A common stock, as the case may be, and the holders of First Interstate Class B common stock will be entitled to receive shares of First Interstate Class B common stock, or rights to acquire First Interstate Class B common stock, as the case may be. First Interstate is not subject to regulatory restrictions on the payment of dividends. However, its ability to pay dividends may depend, in part, upon dividends it receives from First Interstate Bank. Applicable regulations limit dividends and other distributions by First Interstate Bank.

Voting Rights. The holders of First Interstate common stock possess exclusive voting rights. The holders of First Interstate Class A common stock are entitled to one vote per share and the holders of First Interstate Class B common stock are entitled to five votes per share on any matter to be voted upon by the shareholders. Holders of First Interstate Class A common stock and First Interstate Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, unless otherwise required by law or First Interstate’s articles of incorporation.

First Interstate’s articles of incorporation provide that it may not, without first obtaining the affirmative vote of the holders of a majority of the outstanding shares of First Interstate Class A common stock and First Interstate Class B common stock, each voting as a separate class, issue any additional shares of First Interstate Class B common stock, subject to certain exceptions. The holders of First Interstate common stock are not entitled to cumulative voting rights with respect to the election of directors. Directors will be elected by a majority of the voting power of the shares of First Interstate capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Liquidation. Upon liquidation, dissolution or winding up of First Interstate, the holders of First Interstate Class A common stock and First Interstate Class B common stock are entitled to share equally, on a per share basis, in all First Interstate’s assets available for distribution after payment or provision for payment of all its debts and liabilities. If First Interstate issues preferred stock, the holders of First Interstate preferred stock may have a priority over the holders of First Interstate common stock upon liquidation or dissolution.

Conversion. First Interstate Class A common stock is not convertible into any other shares of First Interstate’s capital stock. Each share of First Interstate Class B common stock is convertible at any time, at the option of the holder, into one share of First Interstate Class A common stock. However, each share of First Interstate Class B common stock will convert automatically into one share of First Interstate Class A common stock upon certain transfers that are not permitted under First Interstate’s articles of incorporation. See “—Transfer” below. Once converted into First Interstate Class A common stock, the First Interstate Class B common stock cannot be reissued.

Transfer. Outstanding shares of First Interstate Class B common stock are subject to transfer restrictions under First Interstate’s articles of incorporation, limiting their transfer principally to: (1) the holder’s spouse; (2) certain of the holder’s relatives; (3) estates, trusts or other fiduciary arrangements established for the benefit of a holder of First Interstate Class B common stock; (4) certain charitable remainder trusts; provided that the noncharitable beneficiary of any such trust is one or more of the individuals or fiduciary arrangements set forth in (1) through (3) above; and (5) corporations and partnerships wholly-owned by holders of First Interstate Class B common stock and/or any one or more of the individuals or fiduciary arrangements set forth in (1) through (3) above. Furthermore, the First Interstate Class B common stock is not listed on The Nasdaq Stock Market or any other exchange, and there is no trading market for the First Interstate Class B common stock.

Shares of First Interstate Class B common stock will convert automatically into shares of First Interstate Class A common stock if they are transferred to any party who is not an eligible transferee as described in the preceding paragraph and set forth in First Interstate’s articles of incorporation.

Subdivision; Combination. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Preemptive Rights. The holders of First Interstate common stock do not have any preemptive rights.

Preferred Stock

First Interstate’s board of directors is authorized, without approval of the holders of First Interstate Class A common stock or First Interstate Class B common stock, to issue preferred stock from time to time in one or more series in such number and with such designations, preferences, powers and other special rights as may be stated in the resolution providing for such preferred stock. The issuance of First Interstate preferred stock with voting, dividend, liquidation and conversion rights could dilute the voting strength of the holders of First Interstate common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Considerations and Provisions of First Interstate’s Articles, Bylaws and Montana Law

A number of provisions of First Interstate’s articles of incorporation and bylaws concern matters of corporate governance and the rights of First Interstate’s shareholders. Certain of these provisions may have an anti-takeover effect by discouraging takeover attempts not first approved by First Interstate’s board of directors, including takeovers that may be considered by some of First Interstate’s shareholders to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of First Interstate Class A common stock, which may result from actual or rumored takeover attempts, may be inhibited. Such provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders, even if such removal or assumption would be viewed by First Interstate’s shareholders as beneficial to their interests. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if such a transaction could be viewed by First Interstate’s shareholders as beneficial to their interests and could potentially depress the market price of First Interstate Class A common stock. First Interstate’s board of directors believes that these provisions are appropriate to protect First Interstate’s interests and the interests of First Interstate’s shareholders.

Preferred Stock. First Interstate’s board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without shareholder approval. Subject to the provisions of First Interstate’s articles of incorporation, limitations prescribed by law and the rules of The Nasdaq Stock Market, if applicable, First Interstate’s board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series and provide or change the voting powers, designations, qualifications, limitations or restrictions on shares of First Interstate’s preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation, dissolution and winding-up preferences, in each case without any action or vote by First Interstate’s shareholders.

One of the effects of undesignated preferred stock may be to enable First Interstate’s board of directors to discourage an attempt to obtain control of First Interstate by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of holders of First Interstate Class A common stock and First Interstate Class B common stock by, among other things:

•	restricting dividends on either or both classes of common stock;

•	diluting the voting power of either or both classes of common stock;

•	impairing the liquidation rights of either or both classes of common stock;

•	delaying or preventing a change in control without further action by the shareholders; or

•	decreasing the market price of either or both classes of common stock.

Meetings of Shareholders. First Interstate’s bylaws provide that annual meetings of First Interstate’s shareholders will be held at such time as is determined by First Interstate’s board of directors to elect directors and for the transaction of any other business as may come before the annual meeting. First Interstate’s articles of incorporation provide that special meetings of shareholders may be called by (1) First Interstate’s board of directors, (2) the Chairman of First Interstate’s board of directors, (3) the Chief Executive Officer of First

Interstate, or (4) a holder, or a group of holders, of common stock holding more than 10% of the total voting power of the outstanding shares of First Interstate capital stock then entitled to vote.

Advance Notice Provisions. First Interstate’s bylaws provide that nominations for directors may not be made by shareholders at any special meeting thereof unless the shareholders intending to make a nomination notifies First Interstate of its intention a specified number of days in advance of the meeting and furnishes to First Interstate certain information regarding itself and the intended nominee. First Interstate’s bylaws also require a shareholder to provide written demand to the First Interstate secretary and must describe the purpose for which the special meeting is to be held. Only business within the purposes described in the notice of the meeting may be conducted at a special meeting. These provisions could delay shareholder actions that are favored by the holders of a majority of First Interstate’s outstanding capital stock until the next shareholders’ meeting.

Filling of Board Vacancies. Unless First Interstate’s board of directors otherwise determines or is otherwise required by applicable law, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by the shareholders may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of First Interstate’s board of directors, or by a sole remaining director. Each such director will hold office until the next election of directors and until such director’s successor is elected and qualified.

Amendment of the First Interstate Articles of Incorporation. First Interstate’s articles of incorporation may be amended in the manner allowed under the MBCA; however, the affirmative vote of the holders of the greater of: (1) a majority of the voting power of the issued and outstanding shares of capital stock then entitled to vote thereon or (2) 66.67% of the voting power of the shares of capital stock present in person or represented by proxy at the shareholders meeting is required to amend or repeal the provision related to the required shareholder approval in a Change in Control transaction or the provision related to amending the First Interstate articles of incorporation.

If the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, the amendment of any of the provisions in the amended and restated articles of incorporation of First Interstate relating to First Interstate common stock, a Change in Control transaction or a Class B Acquisition Transaction will require the vote of 70% of the outstanding shares of the First Interstate Class A common stock, voting separately as a class.

Amendment of the First Interstate Bylaws. First Interstate’s articles of incorporation provide that the First Interstate bylaws may be adopted, altered, amended or repealed by First Interstate’s board of directors upon the affirmative vote of at least a majority of the directors then in office. First Interstate’s articles of incorporation also provide that the bylaws may be adopted, amended, or repealed by a majority of the voting power of the shareholders entitled to vote.

Change in Control. First Interstate’s articles of incorporation provide for certain voting thresholds needed to consummate a change in control transaction (as defined in the First Interstate articles of incorporation). Accordingly, First Interstate will not be able to consummate a change in control transaction without obtaining the greater of (1) a majority of the voting power of the issued and outstanding shares of capital stock then entitled to vote on such transaction, voting together as a single class, and (2) 66.67% of the voting power of the shares of capital stock present in person or represented by proxy at a shareholders meeting called to consider such transaction and entitled to vote thereon, voting together as a single class.

If the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, if First Interstate proposes to engage in a change in control transaction in which holders of First Interstate Class A common stock and First Interstate Class B common stock will receive different consideration, First Interstate will need to obtain, in addition to any shareholder approval required by the MBCA and the First Interstate articles of incorporation, the approval of at least 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class.

In addition, if the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, if First Interstate proposes to merge into another corporation and in the twelve months before such merger the acquiring company acquired any shares of First Interstate Class B common stock, then such merger transaction will require the affirmative vote of 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class, unless the holders of the First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in the merger and the merger consideration paid is at least equal to the highest amount paid by the acquiring corporation for the First Interstate Class B common stock.

Transactions with Interested Shareholders. If the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, First Interstate cannot merge with or sell any material assets to any shareholder of First Interstate Class B common stock unless such transaction is approved by a majority of the disinterested directors on First Interstate’s board of directors and the holders of a majority of the shares of First Interstate Class A common stock, voting separately as a single class.

No Cumulative Voting. The MBCA provides that shareholders are not entitled to cumulate votes in the election of directors unless First Interstate’s articles of incorporation provide otherwise. First Interstate’s articles of incorporation prohibit cumulative voting.

Dual Class Structure

As discussed above, First Interstate Class B common stock is entitled to five votes per share, while First Interstate Class A common stock is entitled to one vote per share. First Interstate Class A common stock is the class of stock to be issued to Cascade shareholders in the merger and is the only class of First Interstate’s capital stock that is publicly traded. As of March 17, 2017, members of the Scott family held 16,469,421 shares First Interstate Class B common stock and, therefore, controlled in excess of 59.8% of the voting power of First Interstate’s outstanding stock. As a result, the Scott family will be able to exert a significant degree of influence or actual control over First Interstate’s management and affairs and over matters requiring shareholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of First Interstate’s assets and any other significant transaction. This concentrated control will limit the ability of other shareholders to influence corporate matters and the interests of the Scott family may not always coincide with First Interstate’s interests or the interests of other shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for First Interstate’s common stock is American Stock Transfer & Trust Company, LLC.

Restrictions on Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or a bank. An acquisition of “control” can occur upon the acquisition of ten percent or more of the voting stock of a bank holding company or depository institution or as otherwise defined by the Federal Reserve Board. Under the Change in Bank Control Act, the Federal Reserve Board has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a bank holding company.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of First Interstate are currently governed by First Interstate’s articles of incorporation, bylaws and the MBCA. The rights of shareholders of Cascade are currently governed by Cascade’s articles of incorporation, bylaws and the Oregon Business Corporation Act, which we refer to in this document as the “OBCA.” If the merger is completed, Cascade shareholders will become First Interstate shareholders and their rights will likewise be governed by First Interstate’s articles of incorporation, as amended and restated in accordance with First Interstate’s Proposal No. 2 (Approval and Adoption of the First Interstate Amended and Restated Articles of Incorporation) and Cascade’s Proposal No. 3 (Non-Binding Vote to Approve the First Interstate Amended and Restated Articles of Incorporation) beginning on pages 33 and 53, respectively, of this document, First Interstate’s bylaws and the MBCA.

The following summary compares the rights of a Cascade shareholder and the rights of a shareholder of First Interstate assuming the approval and adoption of the amended and restated articles of incorporation of First Interstate. A copy of the proposed amended and restated articles of incorporation of First Interstate is included as Annex D to this document.

The following summary is not a complete statement of the differences between the rights of Cascade shareholders and the rights of First Interstate shareholders and is qualified in its entirety by reference to the articles of incorporation and bylaws of each corporation. Copies of First Interstate’s articles of incorporation and bylaws are on file with the SEC and are available on written request addressed to Kirk D. Jensen, Corporate Secretary, First Interstate BancSystem, Inc., 401 North 31st Street, Billings, Montana 59116. Copies of Cascade’s articles of incorporation and bylaws are on file with the SEC and are available upon written request addressed to Andrew J. Gerlicher, Corporate Secretary, Cascade Bancorp, 1100 N.W. Wall Street, Bend, Oregon 97703.

Authorized Stock
First Interstate	Cascade

•       First Interstate’s articles of incorporation authorize 200,100,000 shares of capital stock, consisting of 100,000,000 shares of First Interstate Class A common stock, no par value per share, 100,000,000 shares of First Interstate Class B common stock, no par value, and 100,000 shares of preferred stock, no par value per share.

•       As of March 17, 2017, there were 21,923,892 shares of First Interstate Class A common stock issued and outstanding and 23,217,418 shares of First Interstate Class B common stock issued and outstanding.

•       As of March 17, 2017, there were no shares of First Interstate preferred stock issued and outstanding.

•       Cascade’s articles of incorporation authorize 100,000,000 shares of common stock and 5,000,000 shares of preferred stock.

•       As of March 17, 2017, there were 76,263,456 shares of Cascade common stock issued and outstanding.

•       As of March 17, 2017, there were no shares of Cascade preferred stock issued and outstanding.

Voting Rights
First Interstate	Cascade

•       Same provisions as Cascade with respect to cumulative voting.

•       Each share of First Interstate Class A common stock is entitled to one vote per share. Each share of First Interstate Class B common stock is entitled to five votes per share.

•       Cascade’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.

•       Cascade’s bylaws provide that each shareholder is entitled to one vote for each share of stock held by such shareholder.

Preemptive Rights
First Interstate	Cascade
• No holder of any stock has any preemptive rights to subscribe for or purchase any stock other than as First Interstate’s board of directors, in its sole discretion, may determine.

•       Subject to certain customary conditions, pursuant to the terms of the Securities Purchase Agreements, dated as of November 16, 2010, by and among Cascade and each of David F. Bolger, an affiliate of Lightyear Capital LLC, an affiliate of Leonard Green & Partners, L.P., and an affiliate of WL Ross & Co. LLC, Cascade has granted each of Mr. Bolger, Lightyear Capital LLC, Leonard Green and WL Ross, and their respective affiliates who hold the shares of Cascade common stock, preemptive rights on any subsequent offering of Cascade’s securities. Each of them will have the preemptive rights described in the Securities Purchase Agreements entered into between Cascade and each such investor, until he or it, or his or its respective affiliates, ceases to own 5% or more of the outstanding shares of Cascade common stock. No other holders of any other stock has any preemptive rights to subscribe for or purchase any stock other than as Cascade’s board of directors, in its sole discretion, may determine.

Required Vote for Authorization of Certain Actions
First Interstate	Cascade

•       Under the MBCA, a two-thirds vote is generally required for approval of mergers or share exchanges, unless otherwise provided in a company’s articles of incorporation. First Interstate’s articles of incorporation provide that First Interstate will not be able to consummate a change in control transaction (as defined in the articles of incorporation) without obtaining the greater of (1) a majority of the voting power of the issued and outstanding shares of capital stock then entitled to vote on such transaction, voting together as a single class or (2) 66.67% of the voting power of the shares of capital stock present in person or represented by proxy at a shareholders meeting called to consider such transaction and entitled to vote thereon.

•       If the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, if First Interstate proposes to engage in a change in control transaction in which holders of First Interstate Class A common stock and First Interstate Class B common stock will receive different consideration, First Interstate will need to obtain, in addition to any shareholder approval required by the MBCA and the First

•       Under the OBCA, a merger or sale of substantially all of Cascade’s assets requires the approval of a majority of the outstanding shares of Cascade common stock. Under Cascade’s articles of incorporation, the merger of Cascade or any of its majority-owned subsidiaries, the sale of Cascade’s or any of its majority-owned subsidiaries’ assets having a book value in excess of 10% of the total consolidated assets of Cascade or such majority-owned subsidiary, any plan of liquidation or dissolution, any spin-off, split-off or split-up, or any reclassification of Cascade’s securities requires, in addition to any vote required under applicable law, the approval of at least two-thirds of the outstanding shares of capital stock of Cascade held by shareholders who are not “interested shareholders” as defined in Oregon Revised Statutes Section 60.825 and who are otherwise entitled to vote generally in the election of directors unless such transaction is approved by a majority of the “continuing directors” of Cascade, which means directors (1) on March 7, 1990 or (2) designated by a majority of the then-continuing directors.

Required Vote for Authorization of Certain Actions
First Interstate	Cascade

Interstate articles of incorporation, the approval of at least 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class.

•       If the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, if First Interstate proposes to merge into another corporation and in the twelve months before such merger the acquiring company acquired any shares of First Interstate Class B common stock, then such merger transaction will require the affirmative vote of 70% of the outstanding shares of First Interstate Class A common stock, voting separately as a single class, unless the holders of the First Interstate Class A common stock and First Interstate Class B common stock receive the same consideration for their shares in the merger and the merger consideration paid is at least equal to the highest amount paid by the acquiring corporation for the First Interstate Class B common stock.

Required Vote for Authorization of Business Combinations with Interested Shareholders
First Interstate	Cascade

•       First Interstate’s articles of incorporation currently do not contain any additional provisions regarding transactions with interested shareholders.

•       If the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, First Interstate cannot merge with or sell any material assets to any shareholder of First Interstate Class B common stock unless such transaction is approved by a majority of the disinterested directors on First Interstate’s board of directors and the holders of a majority of the shares of First Interstate Class A common stock, voting separately as a single class.

•       Section 60.835 of the OBCA prohibits an Oregon corporation from engaging in a “business combination” (as defined under Oregon law) with a person owning 15% or more of the corporation’s voting stock for three years following the time that a person becomes a 15% shareholder, with certain exceptions. Cascade has not opted out of Section 60.835.

•       Cascade opted out of the Oregon Control Share Act pursuant to an amendment to its bylaws adopted on November 16, 2016.

Dividends
First Interstate	Cascade

•       Under the MBCA, First Interstate may not declare a dividend if, after giving it effect: (1) First Interstate would not be able to pay its debts as they become due in the usual course of business; or (2) First Interstate’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The holders of First Interstate Class A common stock and First Interstate Class B common stock are entitled to share equally, on a per share basis, in any dividends that First Interstate’s board of directors may declare from time to time from legally available funds, subject to limitations under Montana law and the preferential rights of holders of any outstanding shares of preferred stock.

•       Under the OBCA, Cascade may declare a dividend only if, after giving it effect, in the judgment of the board of directors: (1) Cascade would be able to pay its debts as they become due in the usual course of business; and (2) Cascade’s total assets would at least equal the sum of its total liabilities plus the amount that would be needed if Cascade were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Indemnification of Directors and Officers and Limitation of Liability
First Interstate	Cascade

•       First Interstate’s articles of incorporation provides that it will indemnify to the fullest extent permitted by the MBCA any officer or director made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, or she is or was a director, officer, employee or agent of First Interstate or any predecessor to First Interstate or serves or served at any other enterprise as a director, officer, employee or agent at the request of First Interstate or any predecessor to First Interstate.

•       First Interstate’s bylaws further provides that it will indemnify to the fullest extent permitted by law any person who was or is a party or threatened to be a party to a proceeding or threatened proceeding by reason of the fact that such person is or was a director or officer of First Interstate or is or was serving as a director or officer serving at the request of First Interstate as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees), judgments, fines and settlements reasonably incurred by the indemnitee. Such indemnification is only permitted if (1) the indemnitee acted in good faith and in a manner

•       Cascade’s bylaws provide that Cascade will indemnify any person who is or was made party to a proceeding because the person is or was a director or officer of Cascade, or while a director or officer of Cascade was serving another enterprise at the request of Cascade, if (1) the conduct of the person was in good faith; (2) the person reasonably believed that his or her conduct was in, or at least not opposed to, the best interest of Cascade; and (3) in the case of a criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful. Cascade may indemnify employees or agents of Cascade to the same extent as an officer or director.

•       Cascade may not indemnify a director or officer (1) in connection with a proceeding by or in the right of Cascade in which the director or officer was adjudged liable to Cascade; or (2) in connection with any other proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged liable on the basis that personal benefit was improperly received by the director or officer.

Indemnification of Directors and Officers and Limitation of Liability
First Interstate	Cascade

reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe the conduct was unlawful and (2) the indemnification is properly authorized by First Interstate according to the procedures set forth in its bylaws. Furthermore, no indemnification for actions by or in the right of the corporation is permitted in respect of any claim, issue or matter as to which the indemnitee has been adjudged liable to First Interstate, unless and only to the extent the applicable court determines the indemnitee is fairly and reasonably entitled to indemnification for expenses as the court deems proper.

•       Expenses reasonably incurred by an indemnitee will be paid in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding upon receipt by First Interstate of an statement that the indemnitee has met the applicable standard of conduct to be entitled to indemnification and an undertaking by such indemnitee that he or she will repay the advanced expenses should it ultimately be determined that the he or she is not entitled to indemnification by First Interstate. Indemnification of and advancement of expenses to employees and agents of First Interstate is permitted to the fullest extent not prohibited by the MBCA or by any other applicable law.

•       Under First Interstate’s bylaws, First Interstate may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of First Interstate, or is or was a director, officer, employee or agent of First Interstate serving at the request of First Interstate as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against liability incurred by the insured in any such capacity or arising out of such status of the insured, whether or not First Interstate would have the power or obligation to indemnify the insured against liability under the provisions of First Interstate’s bylaws.

•       First Interstate’s articles of incorporation include a provision that eliminates its directors’ personal liability to First Interstate or its shareholders for breach of fiduciary duty as a director to the fullest extent permitted by law.

•       Cascade’s articles of incorporation provide that a director of Cascade will not be personally liable to Cascade or its shareholders for monetary damages for conduct as a director, except in the event of (1) any breach of the director’s duty of loyalty to Cascade or its shareholders; (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) any distribution to shareholders that is unlawful under Oregon law; or (4) any transaction from which the director derived an improper personal benefit.

Shareholders’ Meetings
First Interstate	Cascade

•       Same provisions as Cascade with respect to notice of shareholder meetings.

•       Special meetings of shareholders may be called by (1) the board of directors, (2) the Chairman of the board of directors, (3) the Chief Executive Officer (or, in the absence of a Chief Executive Officer, its President) or (4) a holder, or a group of holders, of common stock holding more than 10% of the total voting power of the outstanding shares of capital stock.

•       Same provisions as Cascade with respect to the shareholder record date for shareholder meetings.

•       To nominate a director or propose new business, shareholders must give written notice to the secretary not less than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary of the preceding year’s annual shareholders’ meeting; provided, however, if no shareholders meeting was held in the prior year or the annual meeting is called for a date that is not within 30 days of such anniversary date, notice of the nomination is required to be delivered no later than the 10th day following the date on which notice of the meeting was mailed or made public, whichever occurs first. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must be in writing and include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

•       Notice of a meeting must be delivered and, in the case of a special meeting, a description of its purpose, no fewer than 10 days and no more than 60 days before the meeting to each shareholder entitled to vote.

•       Special meetings of shareholders may be called by (1) the board of directors, (2) the Chief Executive Officer or (3) a holder, or a group of holders, of common stock holding more than 10% of the total voting power of the outstanding shares of capital stock.

•       For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 70 days nor less than 10 days before the meeting.

•       Cascade’s bylaws provide that a Cascade shareholders can submit proposals and nominate directors at an annual meeting by providing written notice to the secretary of Cascade not less than 60 days nor more than 90 days prior to the meeting date, provided that in the event less than 65 days’ notice or prior public disclosure of the meeting date is given or made to Cascade shareholders, the notice will be timely if received not later than the close of business on the 15th day following the day on which the notice or prior public disclosure of the date of the annual meeting was made. In addition, in order for a Cascade shareholders to be eligible to nominate a director, such shareholders must have continuously held at least $2,000 in market value of shares of Cascade common stock for at least one year and must hold the shares through the date of the annual meeting at which the nomination will be made. Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must be in writing and include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

Action by Shareholders Without a Meeting
First Interstate	Cascade

•       First Interstate’s bylaws require that any action to be taken by the shareholders of First Interstate must be taken at a duly called meeting of shareholders and may not be taken by any consent in writing by such shareholders, unless provided by applicable law.

• Cascade’s bylaws state that any action required or permitted to be taken at a meeting of shareholders, may be taken without a meeting if all shareholders entitled to vote consent thereto in writing.

Board of Directors
First Interstate	Cascade

•       First Interstate’s bylaws state that the number of directors constituting the board of directors will be no less than five and no more than 18, with the exact number to be determined from time to time by the board of directors. There are currently 16 members of First Interstate’s board of directors. Pursuant to the merger agreement, First Interstate will appoint two current Cascade directors to First Interstate’s board of directors.

•       Cascade’s bylaws state that the number of directors comprising the board of directors will be from nine to 15, with the exact number to be fixed from time to time by resolution of Cascade’s board of directors. There are currently 11 members of Cascade’s board of directors.

•       First Interstate’s board of directors is divided into three classes, with each class as nearly equal in number as possible. The term of office of each class of director is three years. Each director holds office until the expiration of such director’s term or until a director dies, resigns or is removed. At each annual meeting, the number of directors equal to the number of the class whose term expires at the time of such meeting are elected to hold office.

•       First Interstate’s bylaws provide that vacancies on the board of directors will be filled by a vote of a majority of the remaining directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred.

•       Under First Interstate’s bylaws, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock then entitled to vote in the election of directors.

•       Cascade’s articles of incorporation and bylaws do not provide for a classified board of directors. Each director serves until the next annual meeting of shareholders and his or her successor is elected.

•       Cascade’s bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the shareholders, the board of directors or by the vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.

•       Under Cascade’s bylaws, any director may be removed, with or without cause, by a majority vote of the shareholders at a special meeting of shareholders called for that purpose.

Amendment of the Bylaws
First Interstate	Cascade

•       First Interstate’s bylaws may be amended or repealed by a majority vote of the board of directors. First Interstate’s bylaws may also be amended upon a majority vote of the outstanding shares of capital stock entitled to vote.

•       Cascade’s bylaws may be amended or repealed by the board of directors by a vote of a majority of the directors. The shareholders also may amend or repeal the bylaws in the manner allowed under the OBCA.

Amendment of the Articles of Incorporation
First Interstate	Cascade

•       First Interstate’s articles of incorporation may be amended in the manner allowed under the MBCA; however, the affirmative vote of the holders of the greater of: (1) a majority of the voting power of the issued and outstanding shares of capital stock then entitled to vote thereon, or (2) 66.67% of the voting power of the shares of capital stock present in person or represented by proxy at the shareholders meeting, is required to amend or repeal the provision related to the required shareholder approval in a change in control transaction or the provision related to amending the articles of incorporation.

•       If the proposal to amend and restate the articles of incorporation of First Interstate is approved and the merger is completed, the amendment of any of the provisions in the amended and restated articles of incorporation of First Interstate relating to First Interstate common stock, a Change in Control Transaction or a Class B Acquisition Transaction will require the vote of 70% of the outstanding shares of the First Interstate Class A common stock, voting separately as a class.

•       Cascade’s articles of incorporation may be amended in the manner allowed under the OBCA, except that the provisions relating to certain business combinations cannot be amended without the approval of at least two-thirds of the outstanding shares of capital stock of Cascade held by shareholders who are not “interested shareholders” and who are otherwise entitled to vote generally in the election of directors unless such business combination is approved by a majority of the “continuing directors” of Cascade.

Exclusive Forum
First Interstate	Cascade
• First Interstate does not have an exclusive forum provision in its bylaws.

•       Unless Cascade consents in writing to the selection of an alternative forum, the sole and exclusive forum for derivative actions, claims of a breach of fiduciary duty, any claims arising out of the OBCA, Cascade’s articles of incorporation or its bylaws or any action governed by the internal affairs doctrine will be the Deschutes County Circuit Court or any federal district court in the District of Oregon, unless no such court has personal jurisdiction over an indispensable party named as a defendant.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

Upon the completion of the merger, First Interstate’s board of directors is expected to consist of all the current directors of First Interstate plus two current directors of Cascade.

For information regarding the current directors of First Interstate, executive compensation and relationships and related transactions, see First Interstate’s proxy statement for the 2017 annual meeting of shareholders and its annual report on Form 10-K filed with the SEC, which are incorporated by reference in this document. See “Where I Can Find More Information.”

Management

The existing executive officers of First Interstate and First Interstate Bank will not change as a result of the merger. However, First Interstate is considering hiring a chief banking officer for the new markets it will be entering as a result of the merger.

Operations

While there can be no assurance as to the achievement of business and financial goals, First Interstate currently expects to achieve cost savings equal to approximately 28% of Cascade’s current annualized non-interest expenses (excluding one-time non-recurring costs in 2017 identified by Cascade) through the elimination of redundant senior management and other operating efficiencies (such as the elimination of duplicative data processing services). See “Caution About Forward-Looking Statements.”

CORPORATE GOVERNANCE

The First Interstate board of directors is accountable to the First Interstate shareholders to build long-term financial performance and value and to assure that it operates consistently with shareholder values and strategic vision. The responsibilities of the First Interstate board of directors include:

✓	Identifying organizational values and vision on behalf of the First Interstate shareholders

✓	Hiring and evaluating the First Interstate Chief Executive Officer

✓	Ensuring management succession

✓	Providing guidance, counsel and direction to First Interstate management in formulating and evaluating operating strategies and plans

✓	Monitoring performance against established criteria

✓	Ensuring prudence and adherence to ethical practices

✓	Ensuring compliance with federal and state law

✓	Ensuring that full and fair disclosure is provided to First Interstate shareholders, regulators and other constituents

✓	Overseeing risk management

✓	Establishing policies for First Interstate board of director operations

Board Structure and Composition

The size of the First Interstate board of directors must be at least five and not more than 18, in accordance with our bylaws. There are currently 16 directors divided into three groups with staggered three-year terms on the First Interstate board of directors.

The First Interstate board of directors does not have a formal written policy with regard to the consideration of diversity in identifying director nominees. The governance standards of the First Interstate board of directors, however, require the governance and nominating committee of the First Interstate board of directors to review the qualifications of candidates to the full board of directors, of which diversity is one of the criteria. This assessment includes the consideration of personal and professional ethics and integrity, including a candidate’s reputation for integrity in the business community; diversity among the existing members of the board of directors, including racial and ethnic background and gender; specific business experience and competence, including an assessment of whether the candidate has experience in, and possesses an understanding of, business issues applicable to the success of the banking industry and whether the candidate has served in policy-making roles in business, government, education or other areas that are relevant to First Interstate’s regional activities; financial acumen, including whether the candidate, through education or experience, has an understanding of financial matters and the preparation and analysis of financial statements; professional and personal accomplishments, including involvement in civic and charitable activities; educational background; and whether the candidate has expressed a willingness to devote sufficient time to carrying out his or her duties and responsibilities effectively and is committed to service on the board of directors.

Controlled Company Exemptions

First Interstate qualifies as a “controlled company” under the NASDAQ Marketplace Rules because members of the Scott family control a majority of the voting power of our outstanding common stock. As a “controlled company,” First Interstate is eligible for certain exemptions from the NASDAQ corporate governance requirements. Specifically, the First Interstate board of directors is not required to have a majority of independent directors or a compensation or nominating committee composed entirely of independent directors.

Director Independence

The First Interstate board of directors evaluates the independence of each director, including nominees for election to the First Interstate board of directors, in accordance with applicable laws and regulations, the NASDAQ Marketplace Rules and our corporate governance guidelines, which are available on our website at www.FIBK.com. As a “controlled company” under the NASDAQ Marketplace Rules, we are exempt from the requirement to have a majority of independent directors on our Board. The First Interstate governance guidelines, however, require that a majority of First Interstate board members, including all members of the audit committee, meet director independence standards under the NASDAQ Marketplace Rules.

The First Interstate board of directors has determined that the following ten directors are independent in accordance with such standards:

•	Steven J. Corning

•	Dana L. Crandall

•	David H. Crum

•	William B. Ebzery

•	Charles E. Hart, M.D.
•	David L. Jahnke

•	Ross E. Leckie

•	Teresa A. Taylor

•	Theodore H. Williams

•	Peter I. Wold

The First Interstate board of directors considers all relevant facts and circumstances in determining independence, including, among other things, making an affirmative determination that the director has no material relationship with First Interstate directly or as an officer, shareholder or partner of an organization that has a material relationship with First Interstate. In its determination of independence, the First Interstate board of directors considered that First Interstate conducts banking and credit transactions in the ordinary course of business with certain independent directors. See “Certain Relationships and Related Transactions.” The Company also purchases electrical services from an entity owned by Mr. Crum and employs in non-executive roles, family members of certain directors. None of these transactions or relationships were deemed by the First Interstate board of directors to impair the independence of any of these directors.

Separate Chairman and Chief Executive Officer Roles

The First Interstate board of directors has chosen to separate the roles of Chairman of the First Interstate board of directors and the Chief Executive Officer, and it has appointed James R. Scott as Chairman of the First Interstate board of directors. We believe that separating the roles of Chief Executive Officer and Chairman best serves the current needs of First Interstate and our shareholders. The Chairman manages the overall function of the First Interstate board of directors, and his current responsibilities include presiding at meetings of the First Interstate board of directors; establishing the agenda for each meeting in consultation with the lead independent director, our Chief Executive Officer and other senior management as appropriate; helping to establish, coordinate and review the criteria and methods for evaluating, at least annually, the effectiveness of the First Interstate board of directors and its committees; and exercising such other powers and duties as set forth in the First Interstate bylaws and as may from time to time be assigned to him by the First Interstate board of directors. The separation allows Mr. Scott to focus on management of board of director matters and allows our Chief Executive Officer to focus on the general supervision, direction, and control of our business affairs, and ensure that all orders and resolutions of the First Interstate board of directors are carried into effect. Additionally, First Interstate believes the separation of roles ensures the objectivity of the First Interstate board of directors in its management oversight role, specifically with respect to reviewing and assessing the Chief Executive Officer’s performance.

Lead Independent Director

The lead independent director, a position currently held by Mr. Jahnke, serves as a liaison between the Chairman, management and independent directors as well as between the Scott family and independent directors; calls and presides over meetings of the independent directors no less than semi-annually and more often as appropriate; and, if requested by major shareholders or Scott family members, is available for consultation and direct communication.

Board Meetings and Attendance

Directors are expected to attend all meetings of the First Interstate board of directors and each committee on which they serve, as well as the First Interstate annual meetings of shareholders. In 2016, the First Interstate board of directors, as then constituted, met seven times, with each serving director attending at least 75% of the total number of meetings of the First Interstate board of directors. All of the continuing directors attended our 2016 annual meeting of shareholders.

Director Nomination, Selection and Qualifications

The governance and nominating committee is responsible for identifying and evaluating director nominees and recommending to the First Interstate board of directors a slate of nominees for election at each annual meeting of shareholders. When formulating its recommendations for director nominees, the governance and nominating committee considers recommendations offered by the Chief Executive Officer, shareholders and any outside advisors the governance and nominating committee may retain. The Scott family, through a family council, recommends Scott family members to the governance and nominating committee for consideration as candidates for membership on the board of directors. All current year nominees are standing for re-election to the First Interstate board of directors. All candidates for membership to the First Interstate board of directors, including those recommended by the Scott family council, are evaluated by the governance and nominating committee on the basis of broad experience, financial acumen, professional and personal accomplishments, educational background, wisdom, integrity, ability to make independent analytical inquiries, understanding of the First Interstate business environment and willingness to devote adequate time to board of director duties. The qualifications, attributes and skills of each nominee, together with their business experience, led to the conclusion that each nominee is qualified to serve as a director of First Interstate.

The Scott family does not approve candidates for board of director membership prior to their nomination by the governance and nominating committee and there are no arrangements or understandings between any candidate and the Scott family that require disclosure pursuant to Item 401(a) of Regulation S-K.

The First Interstate board of directors does not have a formal policy concerning shareholder recommendations of candidates for board of director membership. It views that such a formal policy is not necessary given the procedures described above and its willingness to consider candidates recommended by shareholders. First Interstate shareholders may recommend candidates by writing to the First Interstate corporate secretary at the headquarters of First Interstate, 401 N. 31st Street, Billings, Montana 59101, giving the candidate’s name, contact information, biographical data and qualifications. A written statement from the candidate consenting to be named as a candidate and, if nominated and elected, to serve as a director should accompany any such recommendation. See “Shareholder Proposals and Nominations” and “Shareholder Communications with the First Interstate Board.”

Board Committees and Related Matters

The First Interstate board of directors has six standing committees: governance and nominating, compensation, audit, credit, executive, risk and technology improvement. In addition to these committees, the Chairman may from time to time designate and appoint, on a temporary basis, one or more directors to assist in the form of a limited or special assignment in the performance or discharge of any powers and duties of the full board of directors or any committee thereof.

The First Interstate board of directors makes committee and committee chair assignments annually at its meeting immediately following the annual meeting of shareholders, although further changes may be made from time to time as deemed appropriate by the full board of directors. Each committee has a board of director approved charter, which is reviewed annually by the respective committee. Recommended changes, if any, are submitted to the full board of directors for approval. Each committee may retain and compensate consultants or other advisors as necessary for it to carry out its duties. A copy of the charters for each standing committee can be found on the First Interstate website at www.FIBK.com by selecting “Governance Documents.”

Governance and Nominating Committee

Chair: David L. Jahnke

Additional Members: Charles E. Hart, M.D., James R. Scott, James R. Scott, Jr., Randall I. Scott and Teresa A. Taylor

Meetings Held in 2016: 5

Independence: Dr. Hart, Mr. Jahnke and Ms. Taylor are independent under applicable NASDAQ Marketplace Rules.

The governance and nominating committee of the First Interstate board of directors has primary responsibility for oversight of First Interstate’s corporate governance needs and assists the First Interstate board of directors with the process of identifying, evaluating and nominating candidates for membership to the board of directors. In addition, the governance and nominating committee evaluates the performance of our Chairman and oversees the functions and needs of the First Interstate board of directors and its committees, including overseeing the orientation and development of members of the board of directors, evaluating the effectiveness of the board of directors, each committee and the respective performance of each member of the board of directors, evaluating services provided to and communications with First Interstate shareholders and reviewing and approving related party transactions. The governance and nominating committee also reviews each committee’s annual objectives. The objectives of all committees are discussed in a meeting of the Chairman, lead director of the First Interstate board of directors and each of the committee chairmen to increase the efficacy of the work of the First Interstate board of directors and its committees. The governance and nominating committee met five times in 2016 with each serving committee member attending at least 75% of the meetings.

Compensation Committee

Chair: Teresa A. Taylor

Additional Members: Steven J. Corning, David L. Jahnke and Randall I. Scott

Meetings Held in 2016: 6

Independence: Mr. Corning, Mr. Jahnke and Ms. Taylor are independent under applicable NASDAQ Marketplace Rules.

Compensation Committee Interlock and Insider Participation: No members of the compensation committee who served during 2016 were officers or employees of First Interstate or any of its subsidiaries during the year, were formerly First Interstate officers or had any relationship otherwise requiring disclosure as a compensation committee interlock.

The compensation committee of the First Interstate board of directors has overall responsibility for reviewing and approving corporate goals relevant to compensation for executive officers and evaluating the effectiveness of First Interstate’s compensation practices in achieving its strategic objectives, encouraging behaviors consistent with its values and aligning performance objectives consistent with its vision. The compensation committee evaluates the performance of the Chief Executive Officer, approves the compensation of executive officers, including the Chief Executive Officer, and oversees succession planning for executive officers. The compensation committee is also responsible for granting awards under First Interstate’s equity and incentive compensation plans and reviewing the financial performance and operation of compensation programs affecting First Interstate employees generally. In addition, the compensation committee recommends compensation for First Interstate board of director members. The compensation committee met six times in 2016 with each serving committee member attending at least 75% of the meetings.

The compensation committee is required to have at least two members who qualify as either a non-employee director as that term is defined for purposes of Rule 16b-3 under the Exchange Act, or an outside director as that term is defined for purposes of Section 162(m) of the Internal Revenue Code. We refer to all of these members collectively in this document as the “Outside Members.” All awards granted to First Interstate officers who are subject to Section 16 of the Exchange Act, who we refer to in this document as “Section 16 Officers,” that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code, unless otherwise determined by the compensation committee, are approved by its Outside Members. The compensation committee has delegated authority to our Chief Executive Officer to make awards to employees who are not Section 16 Officers.

Compensation Consultant. The compensation committee has retained the services of Pearl Meyer and Partners, which we refer to in this document as “PM&P,” a compensation consulting firm, to assist with its executive compensation review and to provide competitive market data. A consultant from PM&P generally attends the compensation committee meetings at which executive officer compensation is discussed and provides information, research and analysis pertaining to executive compensation and updates on market trends as requested by the committee.

In connection with its engagement of PM&P, the compensation committee considered various factors bearing upon PM&P’s independence, including the amount of fees received by PM&P from First Interstate, PM&P’s policies and procedures designed to prevent conflicts of interest, and the existence of any business or personal relationship that could impact PM&P’s independence. After reviewing these and other factors, the compensation committee determined that PM&P was independent and that its engagement did not present any conflicts of interest. PM&P does not provide executive compensation services to First Interstate.

The compensation committee sets compensation levels based on the skills, experience and achievements of each executive officer, taking into account market analysis and input provided by PM&P and the compensation recommendations of the Chief Executive Officer, except with respect to his own position. The compensation committee believes that input from both PM&P and the Chief Executive Officer provides useful information and points of view to assist the committee in determining the appropriate compensation.

Audit Committee

Chair: Ross E. Leckie

Additional Members: Dana L. Crandall, David H. Crum, Theodore H. Williams, Peter I. Wold

Meetings Held in 2016: 10

Independence: Each member of the Audit Committee is independent under applicable SEC regulations and NASDAQ Marketplace Rules.

Audit Committee Financial Literacy and Expertise: The First Interstate board of directors has determined that Ross E. Leckie qualifies as an “audit committee financial expert,” as that term is defined in applicable SEC regulations.

The audit committee of the First Interstate board of directors represents and assists the board of directors in its oversight responsibility relating to the quality and integrity of First Interstate’s financial statements and related internal controls; internal and external audit independence, qualifications and performance; and the processes for monitoring compliance with laws and regulations. The audit committee oversees the appointment, compensation and retention of the First Interstate independent registered public accounting firm, including the performance of permissible audit, audit-related and non-audit services and the associated fees. The audit committee has been responsible for reviewing First Interstate’s risk assessment and risk management policies. The audit committee continues to be responsible for establishing procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting, reporting, internal control or auditing matters as well as monitoring compliance with ethics programs. The audit committee met 10 times in 2016 with each serving committee member attending at least 75% of the meetings. Mr. Wold joined the audit committee commencing with his appointment to the First Interstate board of directors in December 2016 and attended 100% of the meetings of the committee subsequent to his appointment.

Credit Committee

Chair: Steven J. Corning

Additional Members: William B. Ebzery, James R. Scott, James R. Scott, Jr., Jonathan R. Scott, Theodore H. Williams

Meetings Held in 2016: 8

Independence: Mr. Corning, Mr. Ebzery and Mr. Williams are independent under applicable NASDAQ Marketplace Rules.

The credit committee of the First Interstate board of directors assists the board of directors in the review and understanding of First Interstate Bank’s credit portfolio and activities. The credit committee’s primary responsibility is to advise and consult with First Interstate Bank management in the establishment of loan portfolio and credit policies that will assure the safety of depositors’ money, earn sufficient income to provide an adequate return on capital and enable communities in our market area to prosper. The credit committee met eight times in 2016 with each serving committee member attending at least 75% of the meetings.

Executive Committee

Chair: James R. Scott

Additional Members: Charles M. Heyneman, Ross E. Leckie, Kevin P. Riley, Teresa A. Taylor

Meetings Held in 2016: 4

Independence: Mr. Leckie and Ms. Taylor are independent under applicable NASDAQ Marketplace Rules.

The executive committee of the First Interstate board of directors functions and acts on behalf of the full board of directors between regularly scheduled board of director meetings, usually when time is critical, and assists the board of directors in carrying out its responsibility to monitor capital management, strategic planning and budgeting, tax allocation and management fees policies. The executive committee met four times in 2016 with each serving committee member attending at least 75% of the meetings.

Risk Committee

Chair: David L. Jahnke

Additional Members: Ross E. Leckie, Charles E. Hart, M.D., William B. Ebzery and James R. Scott

Meetings Held in 2016: 1

Independence: Mr. Jahnke, Mr. Leckie, Dr. Hart and Mr. Ebzery are independent under applicable NASDAQ Marketplace Rules.

The risk committee of the First Interstate board of directors assists the First Interstate board of directors in fulfilling its risk oversight responsibilities by ensuring its risk governance processes are strong, enterprise-wide risk monitoring activities are appropriate, and the enterprise-wide risk program is effective. The risk committee met one time in 2016 with each serving committee member attending.

Technology Committee

Chair: Dana L. Crandall

Additional Members: David H. Crum, Charles E. Hart, M.D., Charles M. Heyneman, James R. Scott, Jonathan R. Scott

Meetings Held in 2016: 4

Independence: Ms. Crandall, Mr. Crum and Dr. Hart are independent under applicable NASDAQ Marketplace Rules.

The technology committee of the First Interstate board of directors assists the board of directors by providing oversight, support and direction to business process improvement efforts and ensuring that First Interstate has the necessary technology and architecture to allow it to meet its strategic objectives. The technology committee also assesses and monitors technology, information and cybersecurity risks, monitors technology and industry trends and evaluates management’s assessment of their effects on our strategy and their implications for long-range planning. The technology committee met four times in 2016 with each serving committee member attending at least 75% of the meetings.

Shareholder Communications with the First Interstate Board of Directors

First Interstate has not, to date, developed a formal process for shareholder communications with the First Interstate board of directors. It is believed that the current informal process, in which any communication sent to the First Interstate board of directors either generally or in care of the Chief Executive Officer, Corporate Secretary or other corporate officer or director is forwarded to all members of the board of directors, has adequately served the board of director’s and shareholders’ needs in this respect.

Financial Code of Ethics

The First Interstate Chief Executive Officer, Chief Financial Officer and principal accounting officers or other persons performing similar functions are required to comply with our financial code of ethics for our Chief Executive Officer and Senior Financial Officers.

The purposes of the financial code of ethics are as follows:

•	to deter wrongdoing and to promote, among other things, honest and ethical conduct;

•	to promote full, fair, accurate, timely and understandable disclosure in SEC and public filings;

•	to promote compliance with applicable governmental laws, rules and regulations;

•	to facilitate prompt internal reporting of violations of the financial code of ethics; and

•	to oversee adherence to the code.

First Interstate employees may submit concerns or complaints regarding ethical issues on a confidential basis by means of a toll-free telephone hotline or the use of an internet-based reporting system. All concerns and complaints are reported to our security officer and audit committee chairman in a summary format for investigation. A current copy of our financial code of ethics is maintained on our website at www.FIBK.com.

Executive Officers

The following table sets forth information concerning each of the executive officers of First Interstate.

Name	Age	Position
James R. Scott	67	Chairman of the Board
Kevin P. Riley	57	President, Chief Executive Officer and Director
Marcy D. Mutch	57	Executive Vice President and Chief Financial Officer
William D. Gottwals	47	Executive Vice President and Chief Banking Officer
Kevin J. Guenthner	53	Senior Vice President and Chief Information Officer
Stephen W. Yose	57	Executive Vice President and Chief Credit Officer
Kirk D. Jensen	47	Executive Vice President and General Counsel
Philip G. Gaglia	53	Senior Vice President and Chief Risk Officer

Business Biographies

Marcy D. Mutch

Marcy D. Mutch has been executive vice president and chief financial officer of First Interstate since September 2015. Prior to her appointment as chief financial officer, Ms. Mutch served as a senior vice president from December 2014 through September 2015 and vice president of corporate tax, with various other duties, from October 2006 through December 2014. Ms. Mutch has also served as investor relations officer since First Interstate’s capital stock became publicly traded in March 2010. Prior to her employment with First Interstate, Ms. Mutch served in tax and finance positions with Citizens Development Company, a bank holding company, from 2000 to 2006, and as tax manager for Eide Bailly LLP from 1981 to mid-2006. Ms. Mutch received her Bachelor of Science degree in Business Administration from Montana State University-Billings in Billings, Montana and is a certified public accountant.

William D. Gottwals

William D. Gottwals has been executive vice president and chief banking officer of First Interstate since November 2015. Prior to his employment with First Interstate, Mr. Gottwals was the regional president of U.S. Bank in Billings, Montana from 2013 to November 2015, a commercial team lead and senior lender with U.S. Bank from 2000 to 2013, a lending officer with First Citizens Bank from 1995 to 2000, and a commercial banking officer with NationsBank from 1992 to 1995. Mr. Gottwals was a staff auditor with KPMG Peat Marwick from 1991 to 1992. Mr. Gottwals has a Bachelor of Science degree in Business Administration and Accounting with a concentration in German, from Washington and Lee University in Lexington, Virginia and is a graduate of the American Bankers Association National Commercial Lending Graduate School.

Kevin J. Guenthner

Kevin J. Guenthner has been a senior vice president and chief information officer of First Interstate since March 2003. In addition, Mr. Guenthner has served on the board of First Interstate Bank since March 2012. Prior to his current position, Mr. Guenthner served as vice president and general auditor of First Interstate from September 1996 to March 2003, and in various internal audit positions from January 1991 to September 1996. Prior to employment with First Interstate, Mr. Guenthner was employed as a bank examiner for the State of Montana from January 1989 to January 1991. Mr. Guenthner has a Bachelor of Science degree in Business with an Accounting option from Montana State University in Bozeman, Montana and is an honors graduate of the Pacific Coast Banking School.

Stephen W. Yose

Stephen W. Yose has been executive vice president and chief credit officer of First Interstate since April 2016. Prior to his current position, Mr. Yose held various positions with KeyCorp, a $140 billion financial services and bank holding company headquartered in Cleveland, Ohio, and parent company of KeyBank National Association (“KeyBank”) since 1989. Mr. Yose most recently served as an Executive Vice President and Credit Executive for KeyBank in Seattle, Washington since May 2015, responsible for credit approval for the Pacific Region, Rocky Mountain Region Agribusiness Region and Native American Financial Services. Prior to that, Mr. Yose was an Executive Vice President, Credit Risk Leader and Regional Credit Executive for KeyBank from March 2012 to May 2015, responsible for credit approval, underwriting, portfolio management and credit quality for the Washington Region, Oregon/Alaska Region, Rocky Mountain Region, Agribusiness Region and Native American Financial Services. From July 2002 to March 2012, Mr. Yose was an Executive Vice President and Regional Credit Executive for KeyBank in Bellevue, Washington, responsible for credit approval, underwriting, portfolio management and credit quality for the Northwest Region, Rocky Mountain Region, National Agribusiness Region, Western National Commercial Bank and Native American Financial Services. Mr. Yose has Bachelor of Science degree in Agricultural Economics and a Master of Science degree from Brigham Young University in Provo, Utah, is an honors graduate of the Pacific Coast Banking School, and completed the KeyBank Weatherhead School of Management program for Executives at Case Western Reserve University.

Kirk D. Jensen

Kirk D. Jensen has been executive vice president and general counsel of First Interstate since January 2017, and senior vice president and general counsel from 2016 to 2017. Prior to his employment with First Interstate, Mr. Jensen was a partner with the law firm BuckleySandler LLP in Washington, D.C., from 2009 to 2015, and practiced law with firms in Washington, D.C. since 2001. Mr. Jensen clerked for the Honorable Deanell Reece Tacha, Chief Judge of the United States Court of Appeals for the Tenth Circuit, from 2000 to 2001. He earned his Juris Doctor degree from Duke University School of Law in Durham, North Carolina, and his Bachelor of Arts degree in Classical Studies from Brigham Young University in Provo, Utah.

Philip G. Gaglia

Philip G. Gaglia has been a senior vice president of First Interstate since 2009 and chief risk officer of First Interstate since 2012. Prior to his current position, Mr. Gaglia served as Vice President and General Auditor of First Interstate Bank from 2003 to 2010, and in various internal audit positions from 1989 to 2003. Mr. Gaglia has a Bachelor of Science degree in Business with a Management option from Montana State University - Billings in Billings, Montana and is a graduate of the Pacific Coast Banking School.

COMPENSATION DISCUSSION AND ANALYSIS OF FIRST INTERSTATE

The compensation discussion and analysis describes our executive compensation program for the following 2016 executive officers, which we collectively refer to in this document as the “Named Executive Officers”:

•	Kevin P. Riley, President and Chief Executive Officer

•	Marcy D. Mutch, Executive Vice President and Chief Financial Officer

•	William D. Gottwals, Executive Vice President and Chief Banking Officer

•	Kevin J. Guenthner, Senior Vice President and Chief Information Officer

•	Stephen W. Yose, Executive Vice President and Chief Credit Officer

2016 Performance

First Interstate’s year was driven by solid performance, improved efficiency and the successful acquisition and integration of Flathead Bank of Bigfork, a $254 million financial institution operating in markets in our current footprint. In 2016, we saw stable loan demand throughout our markets and our loan growth was well-balanced across all of our commercial and consumer portfolios, with total loan growth of 4.4% year-over-year. Our deposit base increased 3.9% year-over-year, ending 2016 at just over $8 billion. We closed the year by announcing our agreement to acquire Cascade, a $3.1 billion financial institution. This will be a transformative acquisition, which will take us across the $10 billion threshold and expand our footprint into the faster growing markets of Oregon, Idaho and Washington. We also acquired the rights to the First Interstate Bank name, which allows us to expand our strong brand into new markets across the United States. This is particularly exciting as we look forward to our integration with Cascade and the geographic, strategic, financial and cultural benefits this acquisition will provide.

In 2016, we reported earnings of $95.6 million, or $2.13 per diluted share. Earnings levels were driven by loan growth, stable credit quality, increased revenues from fee-based products and continued improvement in our efficiency ratio. During 2016, we recorded litigation recoveries of $4.2 million, which were partially offset by acquisition-related expenses of $2.8 million. Exclusive of litigation recoveries, acquisition-related expenses and net investment securities gains, our 2016 earnings were $94.6 million, or $2.11 per diluted share, compared to $90.3 million, or $1.98 per diluted share, a 6.6% increase year over year in earnings per share.

We have consistently reported positive earnings to shareholders for the last 29 years, and have paid consecutive quarterly dividends for over 22 years. During 2016, we increased quarterly dividends by 10% to $0.22 per common share and announced an additional 9% increase in quarterly dividends to $0.24 per common share during first quarter 2017. The increase in our stock price, combined with our strong dividend, resulted in total shareholder return of 49.4% in 2016, as compared to 7.62% in 2015.

Our strong 2016 performance was driven by our focus on people, processes and technology. During 2016, we supplemented our already strong leadership team with a number of dynamic leaders in key roles. Leadership across First Interstate is united in support of each of our stakeholders - our employees, our customers, our shareholders and our communities.

With this strong team in place, we pursued improving our processes. We implemented a new credit process, a new mortgage accounting process, a new accounts payable process and many others. We renewed our strategic plan and developed a road-map for its implementation. In addition, several of our departments underwent assessments to ensure we have the proper structures in place to be scalable as we continue to grow.

To further enable our people and processes, we leveraged technology to complement our growth goals. During 2016, we introduced a new digital banking platform and implemented new financial reporting and budgeting software, a new general ledger and accounts payable system and a new human resources system.

Three-year financial metrics are shown in the tables below.

Compensation of Executive Officers

Our executive compensation program is aligned with our business strategy and is designed to attract and retain qualified executive officers, reward business results and exceptional individual performance, and most importantly, maximize long-term shareholder value.

Key Features of our Executive Compensation Program:

What we do		What we don’t do

☑	Emphasize pay for performance	☒	No short-selling or hedging of First Interstate shares

☑	Use of multiple performance measures and caps on potential incentive payments	☒	No single-trigger vesting of equity awards upon change in control

☑	Use of an independent compensation consultant	☒	No excessive perquisites

☑	Minimum stock ownership guidelines	☒	No excise tax gross ups

☑	Clawback policy to recapture incentive payments	☒	No repricing or recycling of shares

☑	Discourage risk taking by reserving right to use discretion in the payout of all incentives	☒	No trading in First Interstate shares during designated black-out periods, except under valid trading plans

What We Pay and Why: Goals and Elements of Compensation:

Emphasis on pay for performance	Attract, retain and motivate talented and experienced executives within the banking industry	Recognize and reward executives whose skill and performance are critical to our success	Align interests of our executives with our shareholders	Discourage inappropriate risk taking

Elements of Total Compensation

We have three primary elements of compensation: base salary, annual short-term incentive and long-term incentive.

Base Salary
• Competitive fixed base of cash compensation • Amount based on individual factors such as scope of responsibility, experience and strategic impact • Approximately 52% of total compensation
Annual Short-Term Incentive (STI) Cash Award

•    Based on individual and First Interstate performance; not guaranteed

•    Aligned with First Interstate financial and strategic growth objectives

•    Award opportunities established at threshold, target and maximum values

•    Approximately 23% of total compensation

Long-Term Incentive (LTI) Performance-Based Restricted Stock (PSA) and Time-Based Restricted Stock (RSA)
• Emphasis on long-term First Interstate performance compared to peers • Objective to retain and engage executive officers • Approximately 25% of total compensation

To promote a culture that aligns the interests of management with those of our shareholders, our 2016 executive compensation program focused on an appropriate mix of fixed and variable compensation as illustrated in the charts below.

Factors Considered in Determining Executive Compensation

Compensation Consultant and Management

The compensation committee approves our compensation structure, policy and programs to ensure we have in place appropriate executive officer incentives and employee benefits. Outside Members annually review and determine the salary, short-term incentives and long-term equity incentives awarded to our Chief Executive Officer, approve all executive officers’ compensation, and approve the total dollar value of equity awards for all other officers, taking into consideration non-binding recommendations from non-outside members, market analysis, input by the compensation committee’s independent compensation consultant and the recommendations of our Chief Executive Officer, except with respect to his own position.

Role of Compensation Consultants/Peer Group Market Analysis

We use comparative executive officer compensation data publicly disclosed by a peer group of public companies in addition to compensation survey data to evaluate the competitiveness of our executive officer compensation and to guide the compensation for newly hired executive officers. During 2016, and extending through 2017, the compensation committee engaged the services of PM&P, a compensation consulting firm, to assist with our executive compensation review and to provide competitive market data. PM&P performed a comprehensive review of our executive compensation in 2016 by obtaining proxy data based on PM&P’s recommended peer group, which includes banking organizations with asset size, geography and operational and business model characteristics similar to ours. The peer group was composed of the following banks:

BancFirst Corporation	Heartland Financial USA, Inc.
BancorpSouth, Inc.	International Bancshares Corporation
Banner Corporation	National Penn Bancshares
Chemical Financial Corporation	NBT Bancorp, Inc.
Columbia Banking System, Inc.	Old National Bancorp
First Commonwealth Financial Corporation	Park National Corporation
First Financial Bancorp	Renasant Corporation
First Merchants Corporation	Simmons First National Corporation
First Midwest Bancorp, Inc.	Trustmark Corporation
Glacier Bancorp, Inc.	United Community Banks, Inc.
WesBanco, Inc.

Changes to the peer group from the previous year include the addition of Columbia Banking System, Inc., First Commonwealth Financial Corporation and Simmons First National Corporation, who were added based on their asset size, operating revenues, market capitalization and business models. IberiaBank Corporation, F.N.B. Corporation and United Bankshares, Inc. were removed from the peer group due to their large size characteristics relative to ours.

The compensation committee exercises its business judgment and discretion in determining executive compensation and generally targets market competitive (50th percentile) base pay, incentives and total cash compensation within the peer group.

Analysis of Executive Officer Compensation

Base Salaries

The Outside Members approved the 2016 base salary of Mr. Riley, our current Chief Executive Officer, and approved the 2016 compensation of other executive officers, including the Named Executive Officers, as recommended by our Chief Executive Officer. Increases to base salary ranged from 2.0% to 18.0% in 2016, and were based on the compensation committee’s review of market data from our peer group defined above.

The following table shows the 2016 base salary of each Named Executive Officer.

Officer	12/31/2016 Base Salary
Kevin P. Riley	$565,000
Marcy D. Mutch	303,000
William D. Gottwals	300,000
Kevin J. Guenthner	229,011
Stephen W. Yose(1)	265,000

(1)	Mr. Yose assumed the role of Executive Vice President and Chief Credit Officer on April 4, 2016. His 2016 base salary is presented on an annualized basis.

Short-Term Incentives

Our executive officers are eligible for annual cash-based short-term incentives under the 2015 Equity Incentive Plan. The Compensation Committee sets the value of the short-term incentive award as a percentage of an executive’s base salary. Varying short-term incentive award percentages reflect the Compensation Committee’s belief that an executive officer’s scope of work, responsibilities and performance all be considered when awarding incentives. Award opportunities are established at threshold, target and maximum levels. The maximum level of each metric is capped at 150% of target. The pay-out percentage will be interpolated on a linear basis, except that the pay-out percentage will equal 0% for a ranking below the minimum of 50% of target. The 2016 short-term incentive plan awards for the Named Executive Officers were based on First Interstate performance, which was measured by core net income, core efficiency ratio and customer metric goals. These measures were aligned with the operating objectives of First Interstate’s business, with 100% of the award based on First Interstate’s overall performance and each executive officer’s accomplishments measured against individual performance plan objectives. Short-term incentives payouts for First Interstate in 2016 were 95.01% of target.

	Performance Goals				Actual
Metric	Weight	Minimum 50% of Target	Target Performance	Maximum 150% of Target	Actual Results	Weighted Average Payout %
Core Net Income (dollars in thousands)	40%	$88,146	$97,940	$107,734	$94,604	32.72%
Core Efficiency Ratio Before Final Short-Term Incentive Adjustment and Mortgage Reclass	30	61.80%	59.80%	57.80%	61.22%	25.62
Customer Metrics:
New Business Credit Card Volume	10	$271,661	$339,577	$373,534	$366,911	14.02
Net Promoter Score	10	54	56	58	58	15.00
New Wealth Management Accounts	10	272	340	374	308	7.65

Total	100%					95.01%

Short-term incentives payouts for the Named Executive Officers ranged from 77.5% to 106.2% in 2016. As a group, the Named Executive Officers’ short-term incentive payouts in 2016 were 99.68% of target. The following table shows the 2016 short-term incentive payouts for each Named Executive Officer.

		Performance Goals			Actual
Officer	12/31/2016 Annualized Base Salary ($)	Target % of Base Salary	2016 Target Value	Actual % of Target Value	2016 Actual Total Payout Value		Weighted Average Payout %
Kevin P. Riley	$565,000	50%	$282,500	106.19%	$300,000	(1)
Marcy D. Mutch	303,000	40	121,200	101.49	123,000	(2)
William D. Gottwals	300,000	40	120,000	77.50	93,000	(3)
Kevin J. Guenthner	229,011	40	91,604	101.52	93,000	(4)
Stephen W. Yose	265,000	40	106,000	103.77	110,000	(5)

Total			$721,304		$719,000		99.68%

(1)	Mr. Riley received a 2016 short-term incentive payout of $300,000, which included $268,403, or 95.01% of Mr. Riley’s target short-term incentive, based on First Interstate performance and an additional $31,597 based on Mr. Riley’s individual accomplishments against his performance plan. In determining Mr. Riley’s additional performance award, the compensation committee took into consideration his successful recruitment of an executive leadership team capable of managing a greater than $10 billion financial institution, his prominent role in implementing First Interstate’s operational and strategic plans and his efforts in promoting First Interstate’s vision, mission, values and commitments to community.

(2)	Ms. Mutch received a 2016 short-term incentive payout of $123,000, which included $115,152, or 95.01% of Ms. Mutch’s target short-term incentive, based on First Interstate performance and an additional $7,848 based on Ms. Mutch’s individual accomplishments against her performance plan. In determining Ms. Mutch’s additional performance award, the compensation committee took into consideration her leadership in the successful implementation of two new accounting systems to enhance financial reporting and fully-automate accounts payable processing.
(3)	Mr. Gottwals received a 2016 short-term incentive payout of $93,000. Mr. Gottwal’s short-term incentive payout would have been $114,012, or 95.01% of Mr. Gottwal’s target short-term incentive, based on First Interstate performance; however, this amount was reduced by $21,012 based upon Mr. Gottwal’s individual accomplishments against his performance plan objectives.
(4)	Mr. Guenthner received a 2016 short-term incentive payout of $93,000, which included $87,033, or 95.01% of Mr. Guenthner’s target short-term incentive, based on First Interstate performance and an additional $5,967 based on Mr. Guenthners’s individual accomplishments against his performance plan. In determining Mr. Guenthner’s additional performance award, the compensation committee took into consideration his leadership in the successful implementation of the First Interstate’s mobile and digital banking platform.
(5)	Mr. Yose received a 2016 short-term incentive payout of $110,000, which included $75,533, or 95.01% of Mr. Yose’s pro-rated target short-term incentive, based on First Interstate performance and an additional $34,467 based on Mr. Yose’s individual accomplishments against his performance plan. In determining Mr. Yose’s additional performance award, the compensation committee took into consideration his implementation of a disciplined, guideline-driven approach in managing the First Interstate’s loan portfolio.

Long-Term Incentives

We believe long-term equity incentive compensation encourages employees to focus on our long-term performance. Long-term incentives in the form of equity compensation also provide an opportunity for executive officers and certain designated key employees to increase their equity ownership in First Interstate, further aligning their interests with those of our shareholders.

In 2016, long-term incentives awarded to the Named Executive Officers included an equal mix of performance vested and time vested restricted stock. The Chief Executive Officer’s long-term incentive award is equal to approximately 50% of his base salary, and the remaining Named Executive Officers’ long-term incentive awards are equal to approximately 40% of their base salaries. The value of the long-term incentive awards to our officers, including the Named Executive Officers, is based primarily on the individual’s ability to influence First Interstate’s long-term growth and profitability.

Time vested restricted stock awards have a three-year graded vesting period. Performance vested restricted stock awards vest in varying percentages based upon First Interstate’s performance relative to that of a peer group comprised of the SNL Financial Index of bank holding companies with total assets between 50% and 200% of our December 31, 2016 total assets, which we refer to in this document as the SNL Index. During 2016, vesting percentages ranged from 0% to 200% of target and were based on First Interstate’s three-year return on average assets, three-year return on average equity and the three-year average total shareholder return. The adjustment percentage is interpolated on a linear basis, except that the adjustment percentage will equal 0% for a ranking below the 35th percentile. The measurement date for 2016 performance vested restricted stock awards is December 31, 2018 using the previous 12 quarters’ performance.

Vesting is as follows:

Percentile Ranking	Adjustment Percentage
Below 35th percentile	0%
35th to < 50th percentile	50-100%
50th to < 75th percentile	100-200%
75th percentile or higher	200%

All awards under our equity compensation plan are based on the closing price of the underlying Class A common stock as quoted on NASDAQ Global Select Market for the last market trading day prior to the date of the award. Dollar values of the annual awards of long-term incentives to executives have historically been approved at the Compensation Committee’s regularly scheduled meeting in January with the date of the awards specified at that time.

Upon his appointment as Chief Credit Officer effective April 4, 2016, Mr. Yose was awarded 7,080 shares of time vested restricted stock. In addition, during 2016, certain performance vested restricted shares awarded to executive officers in 2014 vested at 101% based upon achievement of pre-defined performance objectives. During 2016, Mr. Riley received 2,988 performance vested restricted shares, Ms. Mutch received 206 performance vested restricted shares, and Mr. Guenthner received 1,400 performance vested restricted shares.

Comprehensive Benefits Package

We provide a competitive benefits package to all full-time employees, including the Named Executive Officers, that includes health and welfare benefits, such as medical, dental, vision care, disability insurance and life insurance benefits, and a 401(k) savings plan. We also provide a profit sharing plan for all non-temporary employees under which contributions are made as authorized by the First Interstate board of directors. Participants vest in profit sharing amounts after three years of service.

We provide a non-qualified deferred compensation plan under which eligible participants may defer a portion of their base salary or short-term incentives subject to certain maximums as set forth by the plan administrator. Additionally, we make discretionary contributions on behalf of the executive officer participants for 401(k) plan matching contributions and profit sharing contributions in excess of the Internal Revenue Code limitations. Other contributions on behalf of a participant may be made at the discretion of the First Interstate board of directors.

We have obtained life insurance policies covering selected officers of our banking subsidiary, First Interstate Bank, including certain of our Named Executive Officers. Under these policies, we receive benefits payable upon death of the insured. An endorsement split dollar agreement or survivor income benefit agreement has been executed with each of the insureds whereby a portion of the death benefit or a lump-sum survivor benefit is payable to the insured’s designated beneficiary if the participant is employed by us at the time of death.

Perquisites

Perquisites offered to the Named Executive Officers may include payment of social club dues and the use of a company automobile.

Severance and Change-in-Control Benefits

We provide severance pay and other benefits to executive officers, including the Named Executive Officers, whose employment is terminated, including through involuntary termination by us without cause and, in some cases, voluntary termination by the executive for good reason. These arrangements provide security of transition income and benefit replacements that allow such executives to focus on our prospective business priorities that create value for shareholders. We believe the level of severance and benefits provided by these arrangements is consistent with the practices of our peers and are necessary to attract and retain key employees. Potential payments and benefits available under these arrangements are discussed further under “Potential Payments upon Termination or Change of Control.” Other than Mr. Riley, our Named Executive Officers are not entitled to any payment resulting from a change in control.

Other Matters

Tax Considerations

Section 162(m) of the Internal Revenue Code generally disallows an income tax deduction to public companies for annual compensation in excess of $1 million paid to the chief executive officer and the three other most highly compensated named executive officers (excluding the chief financial officer). Compensation that qualifies as “performance-based” or satisfies another exception is excluded for purposes of calculating the amount of compensation subject to the $1 million limit. The compensation committee considers tax and accounting consequences in developing and implementing our executive compensation program and believes that compensation paid under our management incentive plans is generally fully deductible for federal income tax purposes.

Securities Trading Policy

Our insider trading policy prohibits our directors and employees from trading in our securities during certain designated blackout periods and otherwise while they are aware of material non-public information, and from engaging in hedging transactions or short sales and trading in puts and calls with respect to our securities. The policy also discourages holding our securities in a margin account or pledging our securities as collateral for a loan.

Clawback Provisions

In 2011, based on the compensation committee’s recommendation, the First Interstate board of directors approved a clawback policy for all Section 16 reporting officers, including the Named Executive Officers. The clawback policy authorizes the Board to recoup all performance-based compensation paid during the years affected by a financial restatement or executive misconduct. Based upon the facts and circumstances surrounding the restatement, the First Interstate board of directors may also direct First Interstate to cancel any equity-based awards granted to the executives during the applicable time period and recoup any gains realized during the time period with respect to equity-based awards.

Stock Ownership Guidelines

In order to further align the interests of the employees with the interests of First Interstate, the First Interstate board of directors approved a stock ownership guideline policy whereby each executive officer is expected to acquire and maintain ownership of our common stock equal in value to a specified multiple of the executive officer’s base salary.

The policy recommends the following stock holdings for our Named Executive Officers:

Stock Ownership Guideline
Chief Executive Officer	Five (5) times base salary
Named Executive Officers (excluding Chief Executive Officer)	Three (3) times base salary

Stock holdings are measured at the end of each year using the year’s closing stock price. Each Named Executive Officer is expected to meet the ownership guidelines by the later of January 1, 2017 or five years from the date he or she became a named executive officer. Mr. Guenthner has met the recommended level of stock ownership. All other Named Executive Officers have until September 23, 2020 at the earliest, to meet the recommended levels of stock ownership.

Equity Granting Practices

The First Interstate board of directors, based on the recommendation of the compensation committee, adopted the 2015 Equity Incentive Plan pursuant to which the compensation committee (or a subcommittee thereof) approves equity awards to certain officers, including the Named Executive Officers. Awards are granted to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate employees and directors who are expected to make important contributions to us by providing them with both equity ownership opportunities and performance-based incentives intended to align their interests with those of our shareholders. The compensation committee has delegated authority to First Interstate’s Chief Executive Officer, subject to certain terms and limitations as established by the compensation committee, to make awards to employees who are not Section 16 officers. For additional information regarding our equity compensation plans, see “Equity Compensation Plans.”

Results of Shareholder Advisory Approval of Named Executive Officer Compensation

At the 2015 annual meeting of shareholders, shareholders were asked to approve, on an advisory basis, the named executive officer compensation for 2014 as reported in our 2015 proxy statement. This say-on-pay proposal was approved by over 96% of the shares present and entitled to vote. The compensation committee considered the results of the 2015 advisory vote along with shareholder input and other factors discussed in this Compensation Discussion and Analysis and concluded that no changes to our compensation policies and practices were warranted in response to the shareholder advisory vote.

Risk Assessment of Compensation Programs

The Compensation Committee designs our compensation programs to encourage appropriate risk taking while discouraging behavior that may result in unnecessary or excessive risk. In this regard, the following elements have been incorporated in our compensation programs for executive officers:

☑	Use of multiple metrics in annual incentive plan and use of two long-term incentive vehicles for executive officers

☑	Each short-term incentive award metric capped at 150%

☑	Performance-based share awards capped at 200%

☑	Time-based share awards vest ratably over three years

☑	Emphasis on long-term and performance-based compensation

☑	Formal clawback policies applicable to both cash and equity compensation

☑	Alignment of interests of our executive officers with the long-term interests of our shareholders through stock ownership guidelines that call for significant share ownership

The compensation committee periodically reviews with management an assessment of whether risks arising from First Interstate’s compensation policies and practices for all employees are reasonably likely to have a material adverse effect on First Interstate, as well as the means by which any potential risks may be mitigated, such as through governance and oversight policies. Based on its most recent assessment, the compensation committee concluded that our compensation policies and practices for all employees do not create risks that are reasonably likely to have a material adverse effect on First Interstate.

Compensation Committee Report

The compensation committee has reviewed and discussed the “Compensation Discussion and Analysis” required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation committee recommended to the First Interstate board of directors that the “Compensation Discussion and Analysis” be included in this document and be incorporated by reference into the First Interstate’s 2016 Form 10-K.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE FIRST INTERSTATE BOARD OF DIRECTORS:

Teresa A. Taylor, Chair	Steven J. Corning
Randall I. Scott	David L. Jahnke

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS OF FIRST INTERSTATE

2016 Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the Named Executive Officers for the fiscal years ended December 31, 2016, 2015 and 2014. When approving total compensation for each of the Named Executive Officers, the compensation committee considers compensation paid to executives in comparable financial institutions.

Name and Position		Salary	Short- Term	Stock Awards(5)	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation(6)		Total

Kevin P. Riley(1) President and Chief Executive Officer	2016	$560,384	$300,000	$299,938	$—	$—	$252,492	(7)	$1,412,814
	2015	427,652	185,063	454,530	—	—	117,804	(7)	1,185,049
	2014	307,270	128,260	150,030	—	—	23,964		609,524

Marcy D. Mutch(2) Executive Vice President and Chief Financial Officer	2016	278,615	123,000	119,944	—	—	5,582	(8)	527,141
	2015	155,938	48,000	69,923	N/A	N/A	8,969		282,830
	2014	N/A	N/A	N/A	N/A	N/A	N/A		N/A

William D. Gottwals(3) Executive Vice President and Chief Banking Officer	2016	300,012	93,000	140,065	—	—	10,696	(9)	543,773
	2015	40,385	N/A	N/A	N/A	N/A	62,019	(9)	102,404
	2014	N/A	N/A	N/A	N/A	N/A	N/A		N/A

Kevin J. Guenthner Senior Vice President and Chief Information Officer	2016	228,721	93,000	49,990	—	—	6,543		378,254
	2015	228,224	48,000	72,017	—	—	14,996		363,237
	2014	205,385	70,498	70,298	—	—	14,540		360,721

Stephen W. Yose(4) Executive Vice President and Chief Credit Officer	2016	198,750	110,000	200,010	—	—	192,956	(10)	701,716
	2015	N/A	N/A	N/A	N/A	N/A	N/A		N/A
	2014	N/A	N/A	N/A	N/A	N/A	N/A		N/A

(1)	Mr. Riley assumed the role of President and Chief Executive Officer on September 23, 2015. Mr. Riley was previously First Interstate’s Executive Vice President and Chief Financial Officer.
(2)	Ms. Mutch assumed the role of Executive Vice President and Chief Financial Officer on September 23, 2015. Ms. Mutch was previously First Interstate’s Senior Vice President and Investment Relations Officer.
(3)	Mr. Gottwals joined First Interstate as Executive Vice President and Chief Banking Officer on November 16, 2015.
(4)	Mr. Yose joined First Interstate as Executive Vice President and Chief Credit Officer on April 4, 2016.
(5)	The amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Stock awards are a combination of time and performance restricted stock awards. The above table includes the value of the 2014, 2015 and 2016 performance shares based on average return on assets, return on equity and total shareholder return performance at the 51st to 60th percentile, which would entitle the Named Executive Officers to receive 100% of the performance restricted shares awarded, or the target shares. The maximum vesting for the performance awards is 200% of the target shares for 2016 and 150% of target shares for 2015 and 2014, if average return on assets, return on equity and total shareholder return are at or above 76% percentile of the SNL Index for 2014, 2015 and 2016. The 2014 performance restricted stock awards vested at 101% of target on December 31, 2016.

Time and performance stock awards are presented below for each Named Executive Officer included in the above table.

		Time Restricted Stock Awards	Performance Restricted Stock Awards

Kevin P. Riley	2016	5,724	5,724
	2015	13,733	2,955
	2014	2,958	2,958

Marcy D. Mutch	2016	2,289	2,289
	2015	2,184	381
	2014	204	204

William D. Gottwals	2016	2,673	2,673
	2015	N/A	N/A
	2014	N/A	N/A

Kevin J. Guenthner	2016	954	954
	2015	1,377	1,377
	2014	1,386	1,386

Stephen W. Yose	2016	7,080	N/A
	2015	N/A	N/A
	2014	N/A	N/A

The 2014 time and performance vested awards were valued at $25.36 per share as of the grant date, the 2015 time and performance vested awards were valued at $26.15 per share as of the grant date and the 2016 time and performance vested awards were valued at $26.20 per share as of the grant date. Additional time restricted awards, valued at $27.73 per share as of the grant date, were awarded to Mr. Riley upon his appointment as chief executive officer and Ms. Mutch upon her appointment as chief financial officer in September 2015. Additional time restricted awards, valued at $28.25 per share as of the grant date, were awarded to Mr. Yose upon his employment with First Interstate in April 2016.

(6)	The amounts shown reflect for each Named Executive Officer: contributions by us to our qualified profit sharing and employee savings plans, under Section 401(k) of the Internal Revenue Code; contributions by us to our nonqualified deferred compensation plan; premiums paid by us for individual long-term care plans; and dividends on unvested restricted stock. The amounts do not reflect premiums paid by us for group health, life and disability insurance policies that apply generally to all salaried employees on a nondiscriminatory basis.
(7)	The amounts in the All Other Compensation column for Mr. Riley also reflect income from amounts paid by us for social club dues, the personal use of a company vehicle, First Interstate contributions to Mr. Riley’s non-qualified defined contribution supplemental executive retirement plan of $201,140 in 2016 and relocation expenses in 2015.
(8)	The amounts in the All Other Compensation column for Ms. Mutch also reflect income from amounts paid by us for social club dues.
(9)	The amounts in the All Other Compensation column for Mr. Gottwals also reflect income from a signing bonus of $60,000 paid in 2015 and amounts paid by us for social club dues in 2016.
(10)	The amounts in the All Other Compensation column for Mr. Yose also reflect a signing bonus of $50,000 and moving and relocation costs of $135,350.

Equity Compensation Plans

First Interstate has equity awards outstanding under two stock-based compensation plans; the 2015 Equity Incentive Plan, which we refer to in this document as the 2015 Plan, and the 2006 Equity Compensation Plan, as amended and restated, which we refer to in this document as the 2006 Plan. These plans were primarily established to enhance First Interstate’s ability to attract, retain and motivate employees.

The 2015 Plan, approved by First Interstate’s shareholders in May 2015, was established to provide us with flexibility to select from various equity-based performance compensation methods, and to be able to address changing accounting and tax rules and corporate governance practices by optimally utilizing performance based compensation. The 2015 Plan did not increase the number of shares of common stock available for awards under the 2006 Plan.

The 2006 Plan, approved by First Interstate’s shareholders in May 2006 and May 2014, was established to consolidate into one plan the benefits available under all other than existing share-based award plans, which, collectively with the 2006 Plan, we refer to in this document as the Previous Plans. The Previous Plans continue with respect to awards made prior to May 2015.

The 2015 Plan contains the following important features:

☑	The maximum number of shares of First Interstate Class A common stock reserved for issuance under the 2015 Plan was 2,000,000, which was approximately 9.2% of the previously-existing First Interstate Class A common stock outstanding at the time of shareholder approval.

☑	The 2015 Plan prohibits the repricing of awards without shareholder approval.

☑	The 2015 Plan prohibits the recycling of shares.

☑	Awards under the 2015 Plan are subject to broad discretion by the compensation committee administering the 2015 Plan.

☑	All awards under the 2015 Plan are based on the closing price of the underlying Class A common stock as quoted on NASDAQ Global Select Market for the last market trading day prior to the date of the award.

The following terms apply to equity awards granted for each of the last three years:

•	Time-restricted awards - three-year graded vesting period; and

•	Performance-restricted awards - cliff vesting as of December 31st of the third year following the year of the award, based on achievement of specified performance conditions.

2016 Grants of Plan-Based Awards

						All Other Stock Awards: Number of Shares of Stock or Units (#)

			Estimated Future Payouts Under Equity Incentive Plan Awards					Grant Date Fair Value of Stock and Option Awards
		Committee
	Grant	Approval	Threshold	Target	Maximum
Name	Date	Date	(#)(2)	(#)(3)	(#)(4)
Kevin P. Riley	2/15/2016	1/21/2016	—	—	—	5,724	(5)	$149,969
	2/15/2016	1/21/2016	2,862	5,724	8,586	—		149,969
Marcy D. Mutch	2/15/2016	1/21/2016	—	—	—	2,289	(5)	59,972
	2/15/2016	1/21/2016	1,145	2,289	3,434	—		59,972
William D. Gottwals	2/15/2016	1/21/2016	—	—	—	2,673	(5)	70,033
	2/15/2016	1/21/2016	1,337	2,673	4,010	—		70,033
Kevin J. Guenthner	2/15/2016	1/21/2016	—	—	—	954	(5)	24,995
	2/15/2016	1/21/2016	477	954	1,431	—		24,995
Stephen W. Yose(1)	4/4/2016	4/4/2016	—	—	—	7,080	(6)	200,010

(1)	Mr. Yose joined First Interstate as Executive Vice President and Chief Credit Officer on April 4, 2016.

(2)	This represents the threshold payout of 50% of target on the performance shares awarded, one third of which is based on return on assets, one-third on return on equity and the remaining one-third on total shareholder return. In order to receive this threshold payout, First Interstate’s future three-year return on assets/return on equity/total shareholder return must be at the 35th percentile or above when compared to the SNL Index.
(3)	This represents the target payout of 100% of target on the performance vested restricted shares awarded, one third of which is based on return on assets, one third on return on equity and the remaining one third on total shareholder return. In order to receive this threshold payout, First Interstate’s future three-year return on assets/return on equity/total shareholder return must be at the 51st percentile or above when compared to the SNL Index. Dividends are paid on performance vested restricted shares that vest at the same rate as dividends are paid to other shareholders.
(4)	This represents the maximum payout of 150% of target on the performance shares awarded, one third of which is based on return on assets, one third on return on equity and the remaining one third on total shareholder return. To receive this threshold payout, First Interstate’s future three-year return on assets/return on equity/total shareholder return must be at the 76th percentile or above when compared to the SNL Index.
(5)	This represents the shares of time restricted stock that vest at a rate of 33% each year through February 15, 2019, contingent on continued employment. Dividends are paid out on these shares at the same time and same rate as dividends are paid to other shareholders.
(6)	This represents the shares of time restricted stock that vest at a rate of 33% each year through April 4, 2019, contingent on continued employment. Dividends are paid out on these shares at the same time and same rate as dividends are paid to other shareholders.

Outstanding Equity Awards at 2016 Fiscal Year-End

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable(1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(2)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Not Vested(3)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares Units or Other Rights That Have Not Vested
Kevin P. Riley	—	—	$—	—	15,894	$676,290	8,679	$369,291
Marcy D. Mutch	—	—	—	—	3,815	162,328	2,673	113,736
William D. Gottwals	—	—	—	—	2,673	113,736	2,673	113,736
Kevin J. Guenthner	5,878	—	17.22	2/15/2020	2,335	99,354	2,331	99,184
Stephen W. Yose	—	—	—	—	7,080	200,010	—	—

(1)	All options granted after 2008, all of which expire subsequent to 2018, vest at a rate one-third upon each anniversary of the grant date. All options granted prior to 2009, all of which expire prior to 2018, vest at a rate of 25% upon grant and 25% each year thereafter.
(2)	Represents unvested time restricted stock, which at original issuance vested at a rate of one-third each year, contingent on continued employment.
(3)	Represents the threshold number of performance restricted stock shares that are expected to vest December 31, 2017, December 1, 2018 or March 15, 2019 based upon achievement of specified performance conditions and continued employment.

Option Exercises and Stock Vested in 2016

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized On Exercise(1)	Number of Shares Acquired on Vesting	Value Realized On Vesting(2)
Kevin P. Riley	—	$—	8,271	$270,464
Marcy D. Mutch	884	9,364	1,098	35,610
William D. Gottwals	—	—	—	—
Kevin J. Guenthner	1,510	22,341	1,742	60,911
Stephen W. Yose	—	—	—	—

(1)	The amount in the Value Realized On Exercise column reflects the difference between the stock option exercise price and the closing price of the stock on the day prior to exercise multiplied by the number of shares acquired.
(2)	The amount in the Value Realized On Vesting column reflects the closing price of the stock on the day prior to vesting multiplied by the number of shares vesting.

2016 Non-Qualified Deferred Compensation

First Interstate has a non-qualified deferred compensation plan, which we refer to in this document as the “Deferred Compensation Plan,” established for the benefit of a select group of management and highly compensated employees, including Named Executive Officers. Under the terms of our Deferred Compensation Plan, eligible employees, as determined by our board of directors or compensation committee, may defer a portion of base salary or short-term incentives subject to certain maximums as set forth by the plan administrator. Deferral elections are made by eligible executives during the last quarter of each year for amounts to be earned in the following year. We make discretionary contributions to the Deferred Compensation Plan on behalf of the executive officer participants for 401(k) plan matching contributions and profit sharing contributions in excess of Internal Revenue Code limitations. Other contributions on behalf of a participant may be made at the discretion of the First Interstate board of directors.

The deferral account of each participant is adjusted by investment earnings or losses based upon the performance of the underlying investments selected by the participant from among alternatives selected by the plan administrator. Benefits under the Deferred Compensation Plan are generally not paid until the beginning of the year following the participant’s retirement or termination from First Interstate. Benefits can be received either as a lump sum payment or in annual installments based on the executive’s election made at least one year prior to retirement. The distribution elections are all made in accordance with Section 409A.

The following table shows the contributions, earnings and aggregate balance of total deferrals by our Named Executive Officers as of December 31, 2016.

Name	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year(2)	Aggregate Earnings In Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance At Last Fiscal Year End
Kevin P. Riley	$48,610	$209,019	$12,695	$—	$270,324
William D. Gottwals	90,012	—	5,401		95,413
Kevin J. Guenthner	13,922	585	27,725	(48,053)	374,676

(1)	The amounts in the Executive Contributions in Last Fiscal Year column are included as salary and/or short-term incentives for each of the Named Executive Officers in the summary compensation table in the year the contribution was earned.
(2)	The amounts in Registrant Contributions in Last Fiscal Year column are included as other compensation for each of the Named Executive Officers in the summary compensation table in the year the contribution was earned.

2016 Other Compensation

We provide our Named Executive Officers with other compensation that the compensation committee believes is reasonable and consistent with the overall compensation program to better enable us to attract and retain superior employees for key positions. The compensation committee annually reviews the levels of other compensation provided to named executive officers.

The named executive officers participate in the following plans and programs along with health and group life and disability insurance. Additional benefits offered to the Named Executive Officers may include some or all of the following:

•	individual life insurance, as described below under “Survivor Income Benefits”;

•	payment of social club dues;

•	dividends on unvested restricted stock; and

•	use of a company automobile.

Survivor Income Benefits

We obtained life insurance policies on selected officers of First Interstate Bank. Under these policies, we receive all benefits payable upon death of the insured. A survivor income agreement was executed with each of the insured officers whereby a survivor benefit of $150,000 is payable to designated beneficiaries if the participant is employed by us at the time of death. We have entered into this type of survivor income agreement with Mr. Riley and Mr. Guenthner.

Retirement and Related Plan

We maintain a profit sharing plan for all non-temporary employees. Contributions are made as authorized by the First Interstate board of directors. Participants vest after three years of service. In addition, employees are permitted to defer a portion of their compensation into our profit sharing plan under a 401(k) feature, and we make limited matching contributions with respect to such deferrals.

Chief Executive Officer Total Compensation

The Outside Members reviewed all components of the Chief Executive Officer’s total compensation package. Mr. Riley was appointed as First Interstate’s President and Chief Executive Officer on September 23, 2015. The compensation paid to Mr. Riley during his tenure as Chief Executive Officer was determined to be reasonable based on the review of our peers’ chief executive officer total compensation data. Mr. Riley’s compensation package was larger than those granted to our other executives in recognition of the increased level of responsibility and performance required of our Chief Executive Officer.

As part of its role, the compensation committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals unless certain conditions are met. We believe that compensation paid under the management incentive plans is generally fully deductible for federal income tax purposes.

Employment Agreements

Upon his appointment as President and Chief Executive Officer, First Interstate entered into an employment agreement with Mr. Riley. Under the terms of the employment agreement, Mr. Riley is entitled to annual base compensation of $525,000, subject to periodic review and adjustment, the one-time award of 10,818 shares of First Interstate’s time-restricted Class A common stock vesting one-third on each of the first, second and third anniversaries of the grant date and additional benefits as are customarily offered to First Interstate’s executives, including paid time off, health insurance, pension, 401(k) and profit sharing plans or benefits, use of a company car and a social club membership.

Mr. Riley’s employment agreement provides for the establishment of a non-qualified defined contribution supplemental executive retirement plan, which became effective on January 1, 2016. The supplemental executive retirement plan provides for annual year-end contributions equal to 20% of Mr. Riley’s base salary and performance-contingent contributions of up to an additional 20% of base salary dependent upon achievement of established performance goals as determined by the compensation committee. Both annual contributions and performance-contingent contributions to the supplemental executive retirement plan are 0% vested until the fourth anniversary of the date of establishment, at which time the balance will become 50% vested. The supplemental executive retirement plan will vest 10% per year thereafter and become fully vested on the ninth anniversary of the date of establishment. The supplemental executive retirement plan is adjusted for investment earnings or losses based upon the performance of the underlying investments selected by Mr. Riley from among alternatives selected by the plan administrator.

Potential Payments Upon Termination or Change of Control

The amount of compensation payable to the Named Executive Officers upon voluntary termination, retirement, involuntary not-for-cause termination, termination following a change of control and in the event of disability or death of the executives is explained below. The amounts included below are estimates of the amounts that would be paid out to the Named Executive Officers upon voluntary termination, retirement, involuntary not-for-cause termination or termination following a change of control assuming that such termination was effective as of December 31, 2016 and, thus, includes amounts earned through such time. The actual amounts to be paid out can only by determined at the time of separation.

Payments Made Upon Termination

Regardless of the manner in which a Named Executive Officer’s employment is terminated, he or she is entitled to receive amounts earned during his or her term of employment. Such amounts include:

•	salary;

•	grants and awards received under our equity plans, subject to the vesting and other terms applicable to such grants and awards;

•	amounts contributed and vested under our profit sharing plan and deferred compensation plan; and

•	unused paid time off.

In its discretion, the First Interstate board of directors, or the Chief Executive Officer (except with regard to any payments made on his behalf) may authorize payment of additional separation amounts for the Named Executive Officers. The First Interstate board of directors may also accelerate the vesting of any unexercisable stock options or restricted stock awards outstanding at the time of termination. The amounts regarding applicable salaries, stock options, restricted stock awards, short-term incentives and deferred compensation for the most recent fiscal year ended December 31, 2016 are contained in the various tables included above.

Severance Payments

Except for the benefits listed under the heading “Payments Made Upon Termination” above, the Named Executive Officers are not entitled to any other severance benefits.

Payments Made Upon Retirement

In the event of retirement, the Named Executive Officers would be entitled to the benefits listed under the heading “Payments Made Upon Termination” above.

Payments Made Upon Death

In the event of death, in addition to the benefits listed under the heading “Payments Made Upon Termination” above, the estates or other beneficiaries of the Named Executive Officers are entitled to receive benefits under our group life insurance plan equal to the lesser of (1) 2.5 times their respective base salary or (2) $300,000. For all Named Executive Officers, the applicable amount would be $300,000.

An additional $150,000 of survivor income benefit pursuant to life insurance policies covering selected officers of First Interstate Bank is available to the beneficiaries of Mr. Riley and Mr. Guenthner should death occur while they are employed by First Interstate.

Payments Made Upon Disability

In the event of disability, in addition to the benefits listed under the heading “Payments Made Upon Termination” above, the Named Executive Officers are entitled to receive benefits under our group disability plan which generally provides for 60% of pre-disability earnings up to a maximum of $13,000 per month. For each of the Named Executive Officers, the applicable amount would be $13,000 per month.

Payments Made Upon a Change of Control

Mr. Riley’s employment agreement contains change in control provisions entitling Mr. Riley to cash severance equal to 1.5 times base salary plus target bonus at the time of resignation or in effect immediately preceding the change in control, whichever amount is higher, if he is involuntarily terminated or resigns for good reason during the six months prior to or in the twenty-four months following a change in control of First Interstate. This amount is payable in 18 monthly installments commencing on the 60th day after the termination date or 60 days after the change in control is effective, whichever is later. This arrangement does not include any gross-up for excise tax imposed as a result of severance or other payments made in connection with a change in control. As of December 31, 2016, Mr. Riley would be entitled to change in control payments of $1,363,000. Named Executive Officers, other than Mr. Riley, are not entitled to any payment resulting from a change in control.

In addition, the 2015 Equity Incentive Plan contains double trigger change in control provisions under which awards to participants, including the Named Executive Officers, are subject to accelerated vesting if the participant is involuntarily terminated or resigns for good reason during the twenty-four months following a change in control of First Interstate.

Director Compensation

First Interstate uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the First Interstate board of directors. In setting director compensation, First Interstate considers the significant amount of time that directors expend in fulfilling their duties as well as the skill level required by First Interstate with respect to members of the board of directors.

During 2016, each director, other than Mr. Riley, Thomas W. Scott and James R. Scott, received an annual retainer valued at $46,750, with at least $21,750 of that being paid in the form of equity and the remaining $25,000 paid in the form of cash or First Interstate Class A common stock at the director’s election.

Committee members, committee chairpersons and our lead independent director received additional compensation as follows:

Committee	Chair Retainer	Member Retainer
Audit	$12,500	$10,000
Compensation	11,250	7,500
Governance	10,000	5,000
Credit	10,000	5,000
Technology	10,000	5,000
Risk(1)	10,000	5,000
Executive	—	5,000
Lead Independent Director	2,500	—

(1)	Risk Committee was formed in November 2016.

Prior to May 2016, each director serving on the audit committee received fees of $1,000 per committee meeting attended. The audit committee chairperson also received an additional annual retainer, in cash or equity, of $2,500. Each director serving on committees other than the audit committee, with the exception of Mr. Riley, Thomas W. Scott and James R. Scott, received fees of $1,000 per board meeting attended and $750 per committee meeting attended. Committee chairpersons received an annual retainer, in cash or equity, of $7,500.

Thomas W. Scott received a cash retainer of $7,841 for his services as Chairman of the Board through his retirement date of January 21, 2016. James R. Scott served as Executive Vice Chairman of the Board through January 21, 2016, when he succeeded Thomas W. Scott as Chairman of the Board. James R. Scott received an annual retainer of $324,058, paid bi-weekly, for services as Executive Vice Chairman and Chairman of the Board. James R. Scott received one-third of his retainer in the form of stock. These retainers were in lieu of all director fees and other retainers described above. The retainer paid to James R. Scott recognizes his work in providing an interface between the Board and our management, oversight of strategic planning, leadership of the Board, deployment and the creation of shareholder value, executive succession planning and community visibility.

Directors are reimbursed for ordinary expenses incurred in connection with attending board and committee meetings. Directors are also eligible for group medical insurance coverage at the director’s option. Under our Deferred Compensation Plan, directors may elect to defer any cash portion of director’s fees until an elective distribution date or the director’s retirement, disability or death.

Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards(1)	Options Awards	All Other Compensation	Total
Thomas W. Scott(2)	$7,841	$—	$—	$432	$8,273
James R. Scott(2)	214,080	109,978	—	11,241	335,299
Kevin P. Riley(3)	—	—	—	—	—
Steven J. Corning	37,252	35,473	—	—	72,725
Dana L. Crandall	40,127	32,940	—	—	73,067
David H. Crum	40,377	21,726	20,466	—	82,569
William B. Ebzery	37,002	21,726	—	—	58,728
Charles E. Hart, M.D.	25,377	35,473	8,160	—	69,010
Charles M. Heyneman(4)	32,752	21,726	—	126,042	180,520
John M. Heyneman, Jr.	6,252	—	227,035	—	233,287
David L. Jahnke	52,752	21,726	—	—	74,478
Ross E. Leckie	53,877	21,726	—	—	75,603
James R. Scott Jr.(4)	28,875	21,726	—	144,323	194,924
Jonathan R. Scott(4)	34,627	21,726	—	308,642	364,995
Randall I. Scott(2)	36,002	21,726	—	11,431	69,159
Michael J. Sullivan	38,085	21,726	19,454	—	79,265
Teresa A. Taylor	47,627	21,726	—	—	69,353
Theodore H. Williams	23,002	41,730	—	—	64,732

(1)	The amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Because of the limited number of stock awards granted to non-employee directors, the number of outstanding stock awards held by the directors at December 31, 2016 was not materially different from the amounts reflected in the relevant footnotes to the Beneficial Ownership Table included herein under the heading “Stock Ownership of First Interstate.”
(2)	Thomas W. Scott resigned as a director and Chairman of the Board on January 21, 2016. James R. Scott succeeded Thomas W. Scott as Chairman of the Board of Directors. The amounts in All Other Compensation include reimbursements for group medical insurance coverage.
(3)	Mr. Riley received no compensation for serving as a director, but he was compensated in his capacity as our President and Chief Executive Officer.
(4)	The amounts in All Other Compensation include reimbursements for group medical insurance coverage and compensation as an employee of First Interstate.

Director Stock Ownership Guidelines

Under the First Interstate stock ownership guidelines, each director is expected to acquire and maintain ownership of First Interstate common stock equal in value to five times his or her annual cash retainer. Stock holdings are measured at the end of each year using the year’s closing stock price. Each director is expected to meet the ownership guidelines within five years from the date he or she became a director. All directors with the exception of one recently elected director have met the recommended levels of stock ownership.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transaction Policy

The First Interstate board of directors has adopted a written related person transaction policy that is applicable to all First Interstate executive officers, directors and certain entities and individuals related to such persons. The policy, as amended, generally provides that First Interstate will not enter into any transactions with related parties unless such transaction(s) are (1) reviewed after disclosure of the relevant facts and circumstances, including any benefits to First Interstate and the terms of any comparable products or services provided by unrelated third parties and (2) determined to be in the best interests of First Interstate and its shareholders, as approved by the independent directors of the governance and nominating committee of the First Interstate board of directors. The policy also provides that the chairman of that committee, who is an independent director, has delegated authority to approve these transaction(s) in certain circumstances, subject to ratification by the independent directors of the governance and nominating committee. The policy does not apply to loan and credit transactions to directors and executive officers that are covered by Regulation O adopted by the Federal Reserve.

All of the ongoing related party transactions described below were reviewed and approved by the independent directors of the governance and nominating committee in accordance with the policy.

Related Party Transactions

First Interstate conducts banking transactions in the ordinary course of business with related parties, including directors, executive officers, shareholders and their associates, on the same terms as those prevailing at the same time for comparable transactions with unrelated persons and that do not involve more than a normal risk of collectability or present other unfavorable features.

Certain executive officers, directors and greater than 5% shareholders of First Interstate and certain entities and individuals related to such persons, incurred indebtedness in the form of loans, as customers, of $53.3 million as of December 31, 2016. During 2016, new loans and advances on existing loans of $16.5 million were funded and loan repayments totaled $11.2 million. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to First Interstate.

First Interstate leases an aircraft from an entity wholly-owned by Thomas W. Scott, a greater than 10% shareholder and the former chairman of the First Interstate board of directors who retired in January 2016. Under the terms of the lease, First Interstate pays a fee for each flight hour plus certain third party operating expenses related to the aircraft. During 2016, total fees and operating expenses of $108,000 were paid by First Interstate for the use of the aircraft. In addition, First Interstate leases a portion of its hanger and provides pilot services to the related entity. During 2016, First Interstate received payments from the related entity of $53,000 for hanger use, pilot fees and reimbursement of certain third party operating expenses related to Mr. Scott’s personal use of the aircraft.

First Interstate also leases an aircraft from an entity wholly-owned by James R. Scott, the Chairman of our the First Interstate board of directors. Under the terms of the lease, First Interstate pays a fee for each flight hour plus certain third party operating expenses related to the aircraft. During 2016, total fees and operating expenses of $121,000 were paid by First Interstate for use of the aircraft. In addition, First Interstate leases a portion of its hanger and provides pilot services to the related entity. During 2016, First Interstate received payments from the related entity of $19,000 for hanger use, pilot fees and reimbursement of certain third party operating expenses related to Mr. Scott’s personal use of the aircraft.

First Interstate also leases an aircraft from an entity owned 66% by Jonathan R. Scott, a director and employee and Thomas W. Scott. Under the terms of the lease, First Interstate pays a fee for each flight hour plus certain third party operating expenses related to the aircraft. During 2016, total fees and operating expenses of $175,000 were paid by First Interstate for use of the aircraft.

James R. Scott, Thomas W. Scott, four other directors, namely Charles M. Heyneman, James R. Scott, Jr., Jonathan R. Scott and Randall I. Scott, and two greater than 5% shareholders, John M. Heyneman, Jr. and Homer A Scott, Jr., each has a 2.5% interest in Scott Family Services, Inc., which is referred to in this document as “SFS” and that provides professional services that benefit First Interstate and the Scott family. In addition, Randall I. Scott is the chairman of the board of directors of SFS. Services provided for the benefit of First Interstate include shareholder education and communication, strategic enterprise planning and corporate governance consultation. During 2016, we paid $100,000 for these services. SFS reimburses First Interstate for all salaries, wages and employee benefits expenses incurred by First Interstate on its behalf for personnel.

Conflict of Interest Policy

On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire that requires disclosure of any transactions with First Interstate in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Under the First Interstate code of personal conduct, all employees, including executive officers, are expected to avoid conflicts of interest. Pursuant to our code of ethics for the Chief Executive Officer and senior finance officers, such officers are prohibited from engaging in activities that are or may appear to be a conflict of interest unless a specific, case-by-case exception has first been reviewed and approved by the First Interstate board of directors. All of the First Interstate directors are subject to governance standards that include a code of ethics and conduct guide requiring the directors to avoid conflicts of interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors and executive officers, and persons who own more than 10% of the outstanding common stock of First Interstate, to file with the SEC initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of First Interstate. Executive officers, directors and greater than 10% shareholders are required by SEC regulations to furnish copies to First Interstate of all Section 16(a) forms they file with respect to First Interstate equity securities.

To the knowledge of First Interstate, during the year ended December 31, 2016, the First Interstate directors, executive officers and greater than 10% shareholders complied with all Section 16(a) filing requirements with the following exceptions: a Form 4 reporting one transaction of Jonathan R. Scott, a director, was inadvertently filed late, a Form 4 reporting one transaction of Kevin J. Guenthner, an executive officer, was inadvertently filed late and two Forms 4 reporting two gift transactions of William B. Ebzery, a director, were filed late.

STOCK OWNERSHIP OF FIRST INTERSTATE

The following table provides information as of March 17, 2017, with respect to persons and entities (other than certain directors of First Interstate, which appear on the following page) known to First Interstate to be the beneficial owner of more than 5% of First Interstate’s outstanding common stock. A person or entity may be considered to beneficially own any shares of common stock over which the person or entity has, directly or indirectly, sole or shared voting or investing power. Unless otherwise noted below, the address for each beneficial owner of more than 5% of a class of First Interstate common stock listed in the table below is: c/o First Interstate BancSystem, Inc., 401 North 31st Street, Billings, Montana 59101. Percentage of beneficial ownership is based on 21,923,892 shares of First Interstate Class A common stock and 23,217,418 shares of First Interstate Class B common stock outstanding as of March 17, 2017.

Name and Address	Number of First Interstate Class A Common Stock Beneficially Owned	Percent of First Interstate Class A Common Stock Outstanding	Number of First Interstate Class B Common Stock Beneficially Owned	Percent of First Interstate Class B Common Stock Outstanding
First Interstate Bank(1)	7,543,158	26.4%	6,642,432	28.6%
Thomas W. Scott(2)	2,562,806	10.5	2,557,306	11.0
Homer A. Scott, Jr.	2,335,895	9.6	2,299,702	9.9
John Heyneman, Jr.(3)	1,675,933	7.1	1,669,893	7.2
Dimensional Fund Advisors LP(4) 6300 Bee Cave Rd, Building One Austin, TX 78746	1,683,753	7.7	—	—
Black Rock, Inc.(5) 55 East 22nd Street New York, NY 10055	1,282,069	5.8	—	—
The Vanguard Group, Inc.(6) 100 Vanguard Blvd. Malvern, PA 19355	1,240,631	5.7	—	—

(1)	Includes 843,110 shares of First Interstate Class A common stock that may be deemed to be beneficially owned as trustee of our profit sharing plan, 38,916 shares of First Interstate Class A common stock that may be deemed to be beneficially owned as trustee for Scott family members and 6,642,432 shares of First Interstate Class B common stock that may be deemed to be beneficially owned as trustee for Scott family members. Shares owned beneficially by First Interstate Bank, as trustee, may also be beneficially owned by participants in our profit sharing plan and certain Scott family members.
(2)	Includes 222,528 shares of First Interstate Class B common stock owned beneficially as owner of IXL Ranch, LLC.
(3)	Includes 1,085,792 shares of First Interstate Class B common stock owned beneficially as managing general partner of Towanda Investments, Limited Partnership and 429,180 shares of First Interstate Class B common stock owned beneficially as co-trustee for Scott family members.
(4)	Based solely on a Schedule 13G/A filed with the SEC on February 9, 2017. Dimensional Fund Advisors LP, an investment advisor, serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts, collectively referred to in this document as the “Funds.” In certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional Fund Advisors LP or its subsidiaries, which are collectively referred to in this document as “Dimensional,” may possess voting and/or investment power over the First Interstate Class A common stock owned by the Funds, and may be deemed to be the beneficial owner of the First Interstate Class A common stock held by the Funds. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of First Interstate Class A common stock held in their respective accounts. To the knowledge of Dimensional, the interest of any one such Fund does not exceed 5% of the shares of First Interstate Class A common stock.
(5)	Based solely on a Schedule 13G filed with the SEC on January 30, 2017.

(6)	Based solely on a Schedule 13G filed with the SEC on February 10, 2017. Includes: (1) 21,608 shares of First Interstate Class A common stock held by Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of The Vanguard Group, Inc. as a result of its serving as an investment manager of collective trust accounts; and (2) 2,549 shares of First Interstate Class A common stock by Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of The Vanguard Group, Inc. as a result of its serving as an investment manager of Australian investment offerings.

The following table provides information as of March 17, 2017 about the shares of First Interstate common stock that may be considered to be owned by each director, certain named executive officers and by all directors and named executive officers of First Interstate as a group. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address for each director and executive officer listed in the table below is: c/o First Interstate BancSystem, Inc., 401 North 31st Street, Billings, Montana 59101. Percentage of beneficial ownership is based on 21,928,892 shares of First Interstate Class A common stock and 23,217,418 shares of First Interstate Class B common stock outstanding as of March 17, 2017.

Name	Number of Class A Shares Beneficially Owned	Percent of Class A Stock Outstanding	Number of Class B Shares Beneficially Owned	Percent of Class B Stock Outstanding
Directors
Steven J. Corning(1)	24,674	0.1%	15,208	0.1%
Dana L. Crandall	2,668	0.0	—	—
David H. Crum(2)	78,979	0.4	6,384	0.0
William B. Ebzery(3)	167,462	0.8	10,380	0.0
Charles E. Hart, M.D., M.S.(4)	27,964	0.1	4,464	0.0
Charles M. Heyneman(5)	176,193	0.8	165,951	0.7
David L. Jahnke	9,797	0.0	—	—
Ross E. Leckie(6)	26,944	0.1	1,960	0.0
Kevin P. Riley	78,819	0.4	—	—
James R. Scott(7)	5,011,217	18.6	4,950,065	21.3
James R. Scott, Jr.	617	0.0	—	0.0
Jonathan R. Scott(8)	891,191	3.9	871,668	3.8
Randall I. Scott(9)	5,437,458	19.9	5,421,635	23.4
Teresa A. Taylor	5,339	0.0	—	—
Theodore H. Williams	10,138	0.0	—	—
Peter I. Wold	7,084	—	6,884	0.0
Named Executive Officers Who Are Not Also Directors
Kirk D. Jensen	7,171	0.0	—	0.0
William D. Gottwals	21,998	0.1	—	—
Marcy D. Mutch(10)	16,962	0.1	—	—
Stephen W. Yose	11,040	0.1	—	—
All Directors and Executive Officers as a group (20 persons)	12,013,715	36.0	11,454,599	49.3

(1)	Includes 4,464 shares of First Interstate Class B common stock issuable under stock options and 1,972 shares of First Interstate Class A common stock issuable under stock options.
(2)	Includes 70,623 shares of First Interstate Class A common stock held in trust for Crum family members, 6,384 shares of First Interstate Class B common stock issuable under stock options and 1,972 shares of First Interstate Class A common stock issuable under stock options.
(3)	Includes 29,000 shares of First Interstate Class A common stock owned through a family limited partnership, 3,340 shares of First Interstate Class A common stock owned through the Uniform Gifts to

Minors Act trusts, 10,380 shares of First Interstate Class B common stock issuable under stock options and 13,081 shares of First Interstate Class A common stock issuable under stock options.
(4)	Includes 3,464 shares of First Interstate Class B common stock issuable under stock options and 4,186 shares of First Interstate Class A common stock issuable under stock options.
(5)	Includes 3,492 shares of First Interstate Class A common stock owned through our profit sharing plan and 12,982 shares of First Interstate Class B common stock owned beneficially for Scott family members and for which Mr. Heyneman has sole voting and no investment authority.
(6)	Includes 1,960 shares of First Interstate Class B common stock issuable under stock options and 1,972 shares of First Interstate Class A common stock issuable under stock options.
(7)	Includes 2,211,036 shares of First Interstate Class B common stock owned beneficially as managing partner of J.S. Investments Limited Partnership, 4,576 shares of First Interstate Class B common stock owned beneficially as president of the James R. and Christine M. Scott Family Foundation, 75,852 shares of First Interstate Class B common stock owned beneficially as conservator for a Scott family member, 7,096 shares of First Interstate Class B common stock owned beneficially as trustee for a Scott family member, 322,641 shares of First Interstate Class B common stock and 34,979 shares of First Interstate Class A common stock owned beneficially as a board member of Foundation for Community Vitality, a non-profit organization, and 17,764 shares of First Interstate Class A common stock owned through First Interstate’s profit sharing plan.
(8)	Includes 153,460 shares of First Interstate Class B common stock owned beneficially as trustee for Scott family members, 6,916 shares of First Interstate Class B common stock issuable under stock options and 9,995 shares of First Interstate Class A common stock issuable under stock options.
(9)	Includes 3,795,676 shares of First Interstate Class B common stock owned beneficially as managing general partner of Nbar5 Limited Partnership, 357,840 shares of First Interstate Class B common stock owned beneficially as general partner of Nbar5 A Limited Partnership, 670,160 shares of First Interstate Class B common stock owned beneficially as acting managing general partner for various Scott family partnerships, 429,180 shares of First Interstate Class B common stock owned beneficially as co-trustee for Scott family members, and 9,648 shares of First Interstate Class A common stock owned through First Interstate’s profit sharing plan.
(10)	Includes 164 shares of First Interstate Class A common stock owned through First Interstate’s profit sharing plan.

STOCK OWNERSHIP OF CASCADE

The following table provides information as of March 17, 2017 with respect to persons and entities known to Cascade to be the beneficial owner of more than 5% of Cascade’s outstanding common stock. A person or entity may be considered to beneficially own any shares of common stock over which the person or entity has, directly or indirectly, sole or shared voting or investing power. Percentage of beneficial ownership is based on 76,263,456 shares of common stock issued and outstanding as of March 17, 2017.

Name and Address	Number of Shares Beneficially Owned	Percent of Stock Outstanding
Green Equity Investors V, L.P.(1) 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	11,473,443	15.0%

Green Equity Investors Side V, L.P.(1) 11111 Santa Monica Blvd., Suite 2000 Los Angeles, CA 90025	11,473,443	15.0

WL Ross & Co. LLC(2) 1166 Avenue of the Americas New York, NY 10036	11,478,529	15.1

Lightyear Fund II, L.P.(3) 9 West 57th Street, 31st Floor New York, NY 10019	11,496,411	15.1

Lightyear Co-Invest Partnership II, L.P.(3) 9 West 57th Street, 31st Floor New York, NY 10019	11,496,411	15.1

David F. Bolger 79 Chestnut Street Ridgewood, NJ 07450-2533	6,577,072	8.6

(1)	Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”) is the record owner of 8,822,279 shares of Cascade common stock, Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V”) is the record owner of 2,646,471 shares of Cascade common stock, and Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”) is the record owner of 4,693 shares of Cascade common stock. GEI Capital V, LLC, a Delaware limited liability company (“Capital”) is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Green V Holdings, LLC, a Delaware limited liability company (“Holdings”) is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGP Management, Inc., a Delaware corporation (“LGPM”) is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V and GEI Side V, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting power with respect to the Cascade common stock deemed to be beneficially owned by GEI V and GEI Side V. As such, GEI V, GEI Side V, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of Cascade common stock. Each of GEI V, GEI Side V, Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of Cascade common stock as to which they are not the record owner.
(2)

The 11,478,529 shares of Cascade common stock are held directly by WLR CB Acquisition Co LLC. Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC. WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P., which is the sole manager of

WLR CB Acquisition Co LLC, and WL Ross & Co. LLC is the investment manager of WL Ross Group, L.P. Accordingly, WLR Recovery Fund IV, L.P., WLR Recovery Associates IV LLC, WL Ross Group, L.P., El Vedado, LLC, Wilbur L. Ross, Jr. and WL Ross & Co. LLC may be deemed to share voting and dispositive power over the Cascade common stock held by WLR CB Acquisition Co LLC.
(3)	Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”), is the record owner of 11,438,500 shares of Cascade common stock. Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest”), is the record owner of 30,250 shares of Cascade common stock. Lightyear Capital II, LLC, a Delaware limited liability company, is the record owner of 27,661 shares of Common Stock. Lightyear Fund II GP, L.P., (“Lightyear Fund II GP”) is the general partner of Lightyear Fund II. The principal business of Lightyear Fund II GP is acting as general partner of Lightyear Fund II. Lightyear Fund II GP Holdings, LLC (“Lightyear Fund II GP Holdings”) is the general partner of Lightyear Fund II GP and Co-Invest. The principal business of Lightyear Fund II GP Holdings is acting as general partner of Lightyear Fund II GP and Co-Invest. The managing member of Lightyear Fund II GP Holdings is LY Holdings, LLC. The principal business of LY Holdings, LLC is acting as managing member of Lightyear Fund II GP Holdings. The managing member of LY Holdings, LLC is Mark F. Vassallo. The present principal occupation of Mr. Vassallo is as Managing Partner of Lightyear Capital LLC. Lightyear Capital LLC is the sole member of Lightyear Capital II, LLC. The present business of Lightyear Capital LLC is acting as an investment advisory firm. The managing member of Lightyear Capital LLC is Mr. Vassallo. Lightyear Fund II GP could be deemed to have voting or dispositive power over the shares owned by Lightyear Fund II. Each of Lightyear Fund II GP Holdings, LY Holdings, and Mr. Vassallo could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II and Co-Invest. Each of Lightyear Capital LLC and Mr. Vassallo could be deemed to have shared voting power over the shares owned by Lightyear Capital II, LLC.

The following table provides information as of March 17, 2017 about the shares of Cascade common stock that may be considered to be owned by each director, each named executive officer and by all directors and executive officers of Cascade as a group. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. Unless otherwise noted below, the address for each director and named executive officer listed in the table below is: c/o Cascade Bancorp, 1100 N.W. Wall Street, Bend, Oregon 97703. Percentage of beneficial ownership is based on 76,263,456 shares of common stock issued and outstanding as of March 17, 2017.

Name	Number of Shares Beneficially Owned	Percent of Stock Outstanding
Directors
Jerol E. Andres	27,237	0.0%
Michael J. Connolly	22,968	0.0
Annette G. Elg	12,348	0.0
Dennis L. Johnson	12,348	0.0
J. LaMont Keen	24,386	0.0
James B. Lockhart III	17,882	0.0
Patricia L. Moss(1)	50,240	0.1
Ryan R. Patrick	43,577	0.1
Thomas M. Wells(2)	6,628,885	8.7
Terry E. Zink(3)	274,243	0.4
Named Executive Officers Who Are Not Also Directors
Gregory D. Newton(4)	107,538	0.1
Charles N. Reeves(5)	131,812	0.2
Peggy L. Biss(6)	96,272	0.1
Daniel J. Lee(7)	179,261	0.2
All Directors and Executive Officers as a group (14 persons)	7,628,997	10.0%

(1)	Includes 1,786 shares held in the Cascade 401(k) plan for the benefit of Ms. Moss.
(2)	Mr. Wells is the record owner of 51,813 shares of common stock. “Number of Shares Beneficially Owned” also includes 6,577,072 shares of common stock owned of record by David F. Bolger and as to which Mr. Wells has shared voting and investment power pursuant to a power of attorney.
(3)	Includes 19,412 shares issuable upon exercise of vested stock options and 166,268 shares of nonvested restricted stock.
(4)	Includes 7,300 shares issuable upon exercise of vested stock options and 56,595 shares of nonvested restricted stock.
(5)	Includes 12,987 shares issuable upon exercise of vested stock options and 62,350 shares of nonvested restricted stock.
(6)	Includes 6,400 shares issuable upon exercise of vested stock options, 49,916 shares of nonvested restricted stock and 1,188 shares held in the Cascade 401(k) plan for the benefit of Ms. Biss.
(7)	Includes 53,281 shares of nonvested restricted stock and 43,569 shares held in the Cascade 401(k) plan for the benefit of Mr. Lee.

LEGAL MATTERS

The validity of the First Interstate Class A common stock to be issued in the proposed merger has been passed upon for First Interstate by Kirk D. Jensen, Executive Vice President and General Counsel of First Interstate. Certain U.S. federal income taxes consequences relating to the merger will be passed upon for First Interstate by Luse Gorman, PC, Washington, DC and for Cascade by Hunton & Williams LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of First Interstate as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 have been incorporated by reference into this document in reliance upon the report of RSM US LLP, an independent registered public accounting firm, appearing in First Interstate’s 2016 annual report on Form 10-K incorporated by reference in this document, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Cascade as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 incorporated by reference in this document have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

SHAREHOLDER PROPOSALS AND NOMINATIONS

First Interstate

The rules of the SEC permit shareholders of a company, after timely notice to the company, to present proposals for shareholder action in the company’s proxy statement where such proposals are consistent with applicable law, pertain to matters appropriate for shareholder action and are not properly omitted by company action in accordance with the SEC’s proxy rules. Our 2018 annual meeting of shareholders is expected to be held on or about May 24, 2018, and proxy materials in connection with that meeting are expected to be mailed on or about April 4, 2018. The deadline for submission of shareholder proposals pursuant to Rule 14a-8 under the Exchange Act for inclusion in the First Interstate proxy statement for the First Interstate 2018 annual meeting of shareholders is [●], 2017, which is 120 days before the anniversary of the mailing date of this document.

Additionally, under the terms of the First Interstate bylaws, shareholders who wish to present an item of business at the 2018 annual meeting must provide notice to the corporate secretary at the First Interstate principal executive offices not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to May 25, 2017, which will be the one-year anniversary of the 2016 First Interstate annual meeting of shareholders. If First Interstate does not receive notice of a shareholder proposal in advance of such date, such proposal will be considered untimely and the persons named in proxies solicited by the First Interstate board of directors for the First Interstate 2018 annual meeting of shareholders may exercise discretionary voting power with respect to such proposal.

Cascade Bancorp

Cascade intends to hold an annual meeting during the year ending December 31, 2017 only if the merger is not completed.

Shareholders who, in accordance with Exchange Act Rule 14a-8, wished to present proposals for consideration for inclusion in the proxy materials to be distributed in connection with the annual meeting must have submitted their proposals so that they were received by the Secretary of Cascade at Cascade’s main office at 1100 N.W. Wall Street, Bend, Oregon 97703 no later than the close of business (5:00 p.m. local time) on December 14, 2016.

For a proper shareholder proposal submitted outside of the process provided by Rule 14a-8 to be eligible for presentation at the meeting, written notice must be received by the Secretary of Cascade at the address included above, not less than 60 days nor more than 90 days before the date of the meeting (for a June 6, 2017 meeting, no earlier than March 8, 2017, and no later than the close of business on April 7, 2017); provided, however, that if less than 65 days’ notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be received by the Secretary of Cascade, in writing, by the close of business on the 15th day following the day on which such notice or prior public disclosure of the date of the annual meeting was made, whichever first occurs. A shareholder’s notice to the Secretary will set forth (1) a brief description of the matters desired to be brought before the meeting and the reasons for conducting such business at the meeting, (2) the name and record address of the shareholder, (3) the class and number of shares of Cascade common stock that the shareholder owns or is entitled to vote and (4) any material interest of the shareholder in such matters.

Shareholder recommendations for potential directors must be in writing and the shareholder submitting a nomination must have continuously held at least $2,000 in market value of Cascade common stock for at least one year and hold the stock through the date of the annual meeting at which the nomination will be made. Any shareholder who intends to nominate a director at an annual meeting must deliver notice to Cascade’s Secretary in accordance with the time periods set forth in the paragraph above. The shareholder notice must include, for each nominee, the name, age, business address and residence address of the nominee, the principal occupation or employment of the nominee, the number of Cascade shares beneficially owned by the nominee, and other information that would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of the nominee. Additional information is required with respect to the shareholder giving the notice. The Cascade Governance Committee requires evidence that the nominee’s qualifications meet the criteria and considerations as outlined in the Governance Committee Charter or as published by Cascade from time to time. Refer to the Governance Committee Charter, available on Cascade’s website www.botc.com (click on “About Us,” “Investor Information” and then “Governance Documents” on the left side of the page), and Cascade’s Bylaws for minimum qualifications of director candidates and procedures for shareholders in communicating nominations to the Board. Cascade’s Bylaws are available on Cascade’s website www.botc.com, or upon written request to Cascade’s Secretary at 1100 N.W. Wall Street, Bend, Oregon 97703.

WHERE YOU CAN FIND MORE INFORMATION

First Interstate and Cascade file annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document First Interstate or Cascade files with the SEC at its public reference room located at 100 F Street, NE, Washington, DC 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the SEC, at 100 F Street, NE, Washington, DC 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

First Interstate filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of First Interstate Class A common stock to be issued to Cascade shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of First Interstate in addition to being a proxy statement of Cascade for its special meeting and at First Interstate for its special meeting. As permitted by the SEC rules, this document does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.

All information in this document concerning First Interstate and its subsidiaries has been furnished by First Interstate and all information in this document concerning Cascade and its subsidiaries has been furnished by Cascade.

Each Cascade shareholder will receive a separate copy of this document, regardless of whether such shareholder is residing at a shared address with one or more other Cascade shareholders.

You should rely only on the information contained in this document when evaluating the merger agreement and the merger. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated [●], 2017. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to shareholders of Cascade or First Interstate nor the issuance of shares of First Interstate Class A common stock as contemplated by the merger agreement shall create any implication to the contrary.

First Interstate and Cascade incorporate by reference additional documents that each company may file with the SEC between the date of this document and the later of the date of the First Interstate special meeting and the date of the Cascade special meeting. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

FIRST INTERSTATE FILINGS (FILE NO. 000-34653)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2016

• Current Reports on Form 8-K	January 12, 2017, January 19, 2017 and March 24, 2017 (other than information furnished under Regulation FD)

CASCADE FILINGS (FILE NO. 000-23322)

Filings	Period of Report or Date Filed
• Annual Report on Form 10-K	Year ended December 31, 2016

• Current Reports on Form 8-K	January 26, 2017 and March 27, 2017 (other than information furnished under Regulation FD)

Documents incorporated by reference are available from First Interstate and Cascade without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference). You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following address:

First Interstate BancSystem, Inc. 401 North 31st Street Billings, Montana 59116 Attention: Kirk D. Jensen Telephone: (406) 255-5304	Cascade Bancorp 1100 N.W. Wall Street P.O. Box 369 Bend, Oregon 97703 Attention: Investor Relations Telephone: (541) 617-3513

If you would like to request documents from First Interstate and/or Cascade, please do so by May 17, 2017 to receive them before each company’s meeting of shareholders. If you request any incorporated documents, First Interstate and/or Cascade will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and between

FIRST INTERSTATE BANCSYSTEM, INC.

and

CASCADE BANCORP

Dated as of November 17, 2016

ARTICLE I

THE MERGER

1.1	The Merger	A-1
1.2	Closing	A-1
1.3	Effective Time	A-2
1.4	Effects of the Merger	A-2
1.5	Conversion of Company Common Stock	A-2
1.6	Parent Common Stock	A-3
1.7	Treatment of Company Equity Awards	A-3
1.8	Articles of Incorporation of the Surviving Corporation	A-3
1.9	Bylaws of the Surviving Corporation	A-3
1.10	Tax Consequences	A-3
1.11	Bank Merger	A-4

ARTICLE II

EXCHANGE OF SHARES

2.1	Parent to Make Merger Consideration Available	A-4
2.2	Exchange of Shares	A-4

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Corporate Organization	A-6
3.2	Capitalization	A-8
3.3	Authority; No Violation	A-9
3.4	Consents and Approvals	A-9
3.5	Reports	A-10
3.6	Financial Statements	A-10
3.7	Broker’s Fees	A-12
3.8	Absence of Certain Changes or Events	A-12
3.9	Legal Proceedings	A-12
3.10	Taxes and Tax Returns	A-12
3.11	Employees	A-13
3.12	SEC Reports	A-16
3.13	Compliance with Applicable Law	A-16
3.14	Certain Contracts	A-17
3.15	Agreements with Regulatory Agencies	A-18
3.16	Risk Management Instruments	A-18
3.17	Environmental Matters	A-19
3.18	Investment Securities and Commodities	A-19
3.19	Real Property	A-19
3.20	Intellectual Property	A-20
3.21	Related Party Transactions	A-20
3.22	State Takeover Laws	A-20
3.23	Reorganization	A-21
3.24	Opinion	A-21

-i-

3.25	Company Information	A-21
3.26	Loan Portfolio	A-21
3.27	Insurance	A-22
3.28	Broker-Dealer, Investment Advisory and Insurance Matters	A-22
3.29	Customer Relationships	A-22
3.30	No Other Representations or Warranties	A-23

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

4.1	Corporate Organization	A-24
4.2	Capitalization	A-24
4.3	Authority; No Violation	A-25
4.4	Consents and Approvals	A-26
4.5	Reports	A-26
4.6	Financial Statements	A-26
4.7	Broker’s Fees	A-28
4.8	Absence of Certain Changes or Events	A-28
4.9	Legal Proceedings	A-28
4.10	Taxes and Tax Returns	A-28
4.11	SEC Reports	A-29
4.12	Compliance with Applicable Law	A-29
4.13	Certain Contracts	A-30
4.14	Agreements with Regulatory Agencies	A-30
4.15	Employees	A-30
4.16	Risk Management Instruments	A-32
4.17	Environmental Matters	A-33
4.18	State Takeover Laws	A-33
4.19	Reorganization	A-33
4.20	Opinion	A-33
4.21	Financing	A-33
4.22	Loan Portfolio	A-33
4.23	Broker-Dealer, Investment Advisory and Insurance Matters	A-34
4.24	Parent Information	A-34
4.25	Related Party Transactions	A-34
4.26	Customer Relationships	A-35
4.27	No Other Representations or Warranties	A-35

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business of the Company Prior to the Effective Time	A-35
5.2	Company Forbearances	A-36
5.3	Parent Forbearances	A-38

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	A-39
6.2	Access to Information	A-40

-ii-

6.3	Shareholder Approvals	A-41
6.4	Legal Conditions to Merger	A-43
6.5	Stock Exchange Listing	A-43
6.6	Employee Benefit Plans	A-43
6.7	Indemnification; Directors’ and Officers’ Insurance	A-45
6.8	Additional Agreements	A-46
6.9	Advice of Changes	A-46
6.10	Shareholder Litigation	A-47
6.11	Governance Matters	A-47
6.12	Acquisition Proposals	A-47
6.13	Public Announcements	A-49
6.14	Change of Method	A-49
6.15	Takeover Statutes	A-49
6.16	Exemption from Liability Under Section 16(b)	A-49
6.17	Termination of Securities Purchase Agreements	A-50
6.18	Stockholder Litigation	A-50

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation To Effect the Merger	A-50
7.2	Conditions to Obligations of Parent	A-51
7.3	Conditions to Obligations of the Company	A-51

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	A-52
8.2	Effect of Termination	A-53

ARTICLE IX

GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	A-54
9.2	Amendment	A-54
9.3	Extension; Waiver	A-54
9.4	Expenses	A-55
9.5	Notices	A-55
9.6	Interpretation	A-56
9.7	Counterparts	A-56
9.8	Entire Agreement	A-56
9.9	Governing Law	A-56
9.10	Waiver of Jury Trial	A-56
9.11	Assignment; Third Party Beneficiaries	A-57
9.12	Specific Performance	A-57
9.13	Severability	A-57
9.14	Delivery by Facsimile or Electronic Transmission	A-57

-iii-

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Amended and Restated Parent Articles
Exhibit C	Amended and Restated Company Bylaws

-iv-

INDEX OF DEFINED TERMS

Page
ACA	A-17
Acquisition Proposal	A-62
Affiliate	A-72
Agreement	A-1
Articles Amendment	A-4
Articles of Merger	A-2
Bank Merger	A-4
Bank Merger Agreement	A-5
Bank Merger Articles	A-5
BHC Act	A-8
BOLI	A-20
business day	A-72
Cancelled Shares	A-3
Closing	A-2
Closing Date	A-2
CMS	A-24
Code	A-1
Company	A-1
Company Articles	A-9
Company Bank	A-4
Company Benefit Plan	A-17
Company Board Recommendation	A-54
Company Bylaws	A-9
Company Common Stock	A-2
Company Contract	A-23
Company Disclosure Schedules	A-8
Company Equity Awards	A-10
Company ERISA Affiliate	A-17
Company Indemnified Parties	A-58
Company Insiders	A-63
Company Leased Properties	A-25
Company Meeting	A-53
Company Option	A-3
Company Owned Properties	A-25
Company Qualified Plan	A-18
Company Real Property	A-25
Company Regulatory Agreement	A-24
Company Reports	A-20
Company Restricted Stock Award	A-4
Company RSU Award	A-4
Company Subsidiary	A-9
Confidentiality Agreement	A-53
Continuation Period	A-56
Continuing Employees	A-56
Effective Time	A-2
Enforceability Exceptions	A-12
Environmental Laws	A-24
ERISA	A-17
Exchange Act	A-14

-v-

Page
Exchange Agent	A-5
Exchange Fund	A-5
Exchange Ratio	A-2
FDIC	A-10
Federal Reserve Board	A-12
GAAP	A-9
Governmental Entity	A-13
HIPAA	A-17
HSR Act	A-12
Intellectual Property	A-26
IRS	A-16
Joint Proxy Statement	A-12
Knowledge	A-72
Letter of Transmittal	A-5
Liens	A-11
Loans	A-27
Loss Share Agreement	A-23
Loss Share Agreement Condition	A-65
LTI Awards	A-10
Material Adverse Effect	A-8
Materially Burdensome Regulatory Condition	A-52
MBCA	A-1
MDOB	A-12
Merger	A-1
Merger Consideration	A-2
Merger Consideration Value	A-3
Montana Secretary	A-2
Multiemployer Plan	A-18
Multiple Employer Plan	A-18
New Certificates	A-5
OBCA	A-2
Old Certificate	A-2
Oregon Division	A-12
Oregon Secretary	A-2
Parent	A-1
Parent Articles	A-4
Parent Bank	A-4
Parent Benefit Plan	A-39
Parent Board Recommendation	A-54
Parent Bylaws	A-4
Parent Common Stock	A-2
Parent Contract	A-39
Parent Disclosure Schedules	A-30
Parent Equity Awards	A-32
Parent ERISA Affiliate	A-40
Parent Meeting	A-53
Parent Options	A-31
Parent Plans	A-56
Parent Qualified Plan	A-40
Parent Regulatory Agreement	A-39
Parent Reports	A-37

-vi-

Page
Parent Restricted Stock Awards	A-31
Parent Share Closing Price	A-7
Parent Subsidiary	A-31
PBGC	A-19
Per Share Cash Consideration	A-2
Permitted Encumbrances	A-25
person	A-72
Plan Termination Date	A-57
Premium Cap	A-59
PTO	A-56
Recommendation Change	A-54
Regulatory Agencies	A-13
Representatives	A-61
Requisite Amendment Vote	A-32
Requisite Company Vote	A-11
Requisite Parent Vote	A-32
Requisite Regulatory Approvals	A-65
S-4	A-12
Sarbanes-Oxley Act	A-14
SEC	A-12
Securities Act	A-20
SRO	A-13
Stock Consideration	A-2
Subsidiary	A-9
Surviving Bank	A-5
Surviving Corporation	A-1
Takeover Statutes	A-27
Tax	A-16
Tax Return	A-17
Taxes	A-16
Termination Date	A-67
Termination Fee	A-69
VEBA	A-18
Voting Agreement	A-1
Voting Agreements	A-1
WARN Act	A-58

-vii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 17, 2016 (this “Agreement”), by and between Cascade Bancorp, an Oregon corporation (the “Company”), and First Interstate BancSystem, Inc., a Montana corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Parent (the “Merger”), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger;

WHEREAS, the Boards of Directors of Parent and the Company have adopted and approved this Agreement and the transactions contemplated hereby, including the Merger, and the Boards of Directors of Parent and the Company have resolved to recommend that the shareholders of each of Parent and the Company, respectively, approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354, 356 and 361 of the Code;

WHEREAS, this Agreement constitutes a “plan of merger” within the meaning of the MBCA and OBCA;

WHEREAS, as a condition and inducement for each party to enter into this Agreement, certain shareholders of the Company and Parent have simultaneously herewith entered into voting agreements substantially in the form attached hereto as Exhibit A (each, a “Voting Agreement,” and collectively, the “Voting Agreements”) in connection with the Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements specified in this Agreement in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Montana Business Corporation Act (the “MBCA”) and the Oregon Business Corporation Act (the “OBCA”), at the Effective Time, the Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Montana. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by mail or electronic delivery, or by mutual agreement of the parties, at the offices of Luse Gorman, PC, at 10:00 a.m., Eastern Time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, at the Closing, the parties shall execute, and Parent shall cause to be filed articles of merger with the Secretary of State of the State of Montana (the “Montana Secretary”) and the Secretary of State of the State of Oregon (the “Oregon Secretary”) and, as applicable, plans of merger, to the extent required by the relevant provisions of the MBCA and of the OBCA, respectively (collectively, the “Articles of Merger”). The Merger shall become effective at such time as designated in the Articles of Merger, or as otherwise agreed by the parties. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MBCA and the OBCA.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company or the holder of any of the following securities:

(a) Subject to Section 2.2(e) and as noted below, each share of the common stock, no par value, of the Company issued and outstanding immediately prior to the Effective Time (the “Company Common Stock”), except for the Cancelled Shares, shall be converted into the right to receive, without interest, (i) 0.14864 shares (the “Exchange Ratio,” and such shares, the “Stock Consideration”) of the Class A common stock, no par value per share, of Parent (the “Parent Common Stock”) and (ii) $1.91 in cash (the “Cash Consideration,” together with the Stock Consideration, the “Merger Consideration”); it being understood that upon the Effective Time, pursuant to Section 1.6, the Parent Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Corporation.

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, including without duplication, cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), in each case, upon the surrender of such Old Certificates in accordance with Section 2.2 and without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Merger Consideration to give holders of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained herein shall be construed to permit Parent or the Company to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c) At the Effective Time, all shares of Company Common Stock that are directly owned by the Company or Parent (in each case, other than shares of Company Common Stock held, directly or indirectly, by Parent or the Company in respect of debt previously contracted or held in a fiduciary capacity) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

(d) In accordance with Section 60.554 of the OBCA, no dissenters’ rights shall be available to the holders of Company Common Stock in connection with the Merger or the other transactions contemplated by this Agreement.

1.6 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

1.7 Treatment of Company Equity Awards.

(a) Company Stock Options. At the Effective Time, each option to purchase Company Common Stock granted by the Company (a “Company Option”) that is outstanding immediately prior to the Effective Time shall be cancelled and, subject to Parent’s receipt of an option surrender agreement in the form set forth in Section 1.7(a) of the Company Disclosure Schedules, the holder shall be entitled to receive, on the Closing Date, a cash payment, without interest and less applicable withholding taxes, with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to the Company Option as of immediately prior to the Effective Time and (ii) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Common Stock subject to such Company Option as of the Effective Time. “Merger Consideration Value” means the sum of (A) the Cash Consideration and (B) the product of (1) the Exchange Ratio times (2) the Parent Share Closing Price. If the per share exercise price of a Company Option that is outstanding as of immediately prior to the Effective Time is equal to or greater than the Merger Consideration Value, such Company Option shall be cancelled at the Effective Time for no consideration.

(b) Company Restricted Stock Awards. At the Effective Time, each award of shares of Company Common Stock subject to vesting or repurchase granted by the Company that is outstanding immediately prior to the Effective Time (each, a “Company Restricted Stock Award”) shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Company Common Stock underlying such Company Restricted Stock Award, without interest.

(c) Company Restricted Stock Unit Awards. At the Effective Time, each restricted stock unit award in respect of shares of Company Common Stock granted by the Company (a “Company RSU Award”) that is outstanding immediately prior to the Effective Time shall be cancelled and, subject to Parent’s receipt of an RSU surrender agreement in the form set forth in Section 1.7(c) of the Company Disclosure Schedules, the holder shall be entitled to receive on the Closing Date, a cash payment, without interest and less applicable withholding taxes, with respect thereto equal to the product of (i) the number of shares of Company Common Stock subject to the Company RSU Award as of immediately prior to the Effective Time and (ii) the Merger Consideration Value. “Merger Consideration Value” has the same meaning as provided in Section 1.7(a).

(d) At or prior to the Effective Time, the Company, the Board of Directors of the Company and its Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7.

1.8 Articles of Incorporation of the Surviving Corporation. At the Effective Time, the Articles of Incorporation of Parent (the “Parent Articles”), as in effect immediately prior to the Effective Time shall, subject to the approval by the shareholders of Parent by the Requisite Amendment Vote, be amended and restated as set forth in the form attached as Exhibit B hereto (the “Articles Amendment”), and as so amended and restated shall be the Articles of Incorporation of the Surviving Corporation, until thereafter duly amended in accordance with the terms thereof and applicable law.

1.9 Bylaws of the Surviving Corporation. At the Effective Time, the Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter duly amended in accordance with the terms thereof and applicable law.

1.10 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a “plan of reorganization” for the purposes of Sections 354, 356 and 361 of the Code.

1.11 Bank Merger. Immediately following the Merger, Bank of the Cascades (“Company Bank”), an Oregon stock bank and a wholly owned Subsidiary of the Company, will merge (the “Bank Merger”) with and into First Interstate Bank (“Parent Bank”), a Montana state-chartered commercial bank and a wholly owned Subsidiary of Parent. Parent Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. Promptly after the date of this Agreement, Parent Bank and Company Bank will enter into an agreement and plan of merger in form and substance agreed to by Parent and the Company, which shall be customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”). The Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Articles”) immediately following the Effective Time.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) certificates or, at Parent’s option, evidence of shares in book-entry form, representing the shares of Parent Common Stock (collectively, referred to herein as “New Certificates”), to be delivered to the holders of Company Common Stock pursuant to Section 1.5, and (b) cash in an amount equal to the aggregate Cash Consideration and any cash in lieu of fractional shares required to be paid to holders of Company Common Stock pursuant to this Article II (such New Certificates and cash, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”).

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of Parent Common Stock, any cash in lieu of fractional shares, and the Cash Consideration which the shares of Company Common Stock represented by such Old Certificates shall have been converted into the right to receive pursuant to this Agreement, as well as any dividends or distributions to be paid in respect thereof pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, accompanied by a properly completed Letter of Transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) the Cash Consideration which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (C) any dividends or distributions which the holder presenting such Old Certificate or Old Certificates has the right to receive pursuant to this Section 2.2, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any Merger Consideration, dividends or distributions or cash in lieu of fractional shares payable to holders of Old

Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until such holder shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than to settle transfers of such Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay in accordance with Section 2.2(a) to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing price per share of Parent Common Stock on the NASDAQ as reported by The Wall Street Journal for the consecutive period of twenty (20) full trading days ending on the fifth day immediately preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by Parent and the Company) (the “Parent Share Closing Price”) by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to the Surviving Corporation. Any former holders of Company Common Stock who have not theretofore exchanged their Old Certificates in compliance with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent

Common Stock deliverable in respect of each former share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to Section 2.2(b) or any other amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which the deduction and withholding was made by Parent or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares, deliverable in respect thereof pursuant to this Agreement, and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(b).

(i) Subject to the terms of this Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any holder of Company Common Stock with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of Parent Common Stock into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of the Cash Consideration and the cash in lieu of fractional shares of Parent Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the disclosure schedules delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedules”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (a) any other section of Article III specifically referenced or cross-referenced and (b) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific reference or cross-reference) from a reading of the disclosure that such disclosure applies to such other sections the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Oregon, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, including changes in Federal or state tax laws, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, in prevailing interest rates, currency exchange rates, credit or United States capital markets conditions, or other financial, economic or monetary conditions in the United States or elsewhere, in each case affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (E) changes proximately caused by the public disclosure or consummation of the transactions contemplated hereby (provided that this exception shall not apply for purposes of the representations and warranties in Section 3.3(b) or Section 4.3(b)) or actions or omissions expressly required by this Agreement or that are taken or omitted to be taken with the express prior written consent of the other party in contemplation of the transactions contemplated hereby, or (F) any failure by a party to meet internal or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (it being understood that the underlying facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect if such facts and circumstances are not otherwise excluded pursuant to clauses (A)-(E) of this definition); except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to such party and its Subsidiaries, taken as a whole, as compared to other companies similarly situated in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (i) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the Articles of Incorporation of the Company (the “Company Articles”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(b) Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedules sets forth a true and complete list of all Subsidiaries of the Company. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of the Company other than the Company Subsidiaries.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, without par value, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 76,263,275 shares of Company Common Stock issued and outstanding, which number includes 1,154,164 shares of Company Common Stock granted in respect of outstanding Company Restricted Stock Awards, (ii) 44,199 shares of Company Common Stock held in treasury, and (iii) 57,292 shares of Company Common Stock subject to outstanding Company RSU Awards. As of the date of this Agreement, there are 3,386,751 shares of Company Common Stock subject to and reserved for issuance upon the exercise of outstanding Company Options, that are not included in the number of issued and outstanding shares of Company Common Stock indicated above. No other shares of capital stock or other voting securities or equity interests of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote, and no trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than the Company Options, Company RSU Awards and Company Restricted Stock Awards (collectively, the “Company Equity Awards”) issued prior to the date of this Agreement and set forth in this Section 3.2(a), and the stock-settled dollar-denominated performance-based awards described in Section 3.2(a) of the Company Disclosure Schedules (the “LTI Awards”), there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any shares of capital stock or other voting securities or equity interests. Section 3.2(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of all Company Equity Awards and LTI Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, as applicable, (A) the name of each holder, (B) the number of shares subject to each such Company Equity Award (or, in the case of an LTI Award, the dollar value of the award that would be earned at threshold, target and maximum levels of performance), (C) the grant date of each such Company Equity Award or LTI Award, (D) the vesting schedule for each Equity Award, (E) the Company Benefit Plan under which such Company Equity Award or LTI Award was granted, (F) the exercise price for each such Company Equity Award that is a Company Option, and (G) the expiration date for each such Company Equity Award that is a Company Option. Other than the Company Equity Awards and the LTI Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding. No Subsidiary of the Company owns any capital stock of the Company.

(b) Other than the Voting Agreements and as set forth on Section 3.2(b) of the Company Disclosure Schedules, there are no voting trusts, shareholder agreements, proxies or similar agreements to which the Company or any of its Subsidiaries is a party in effect with respect to the voting or transfer of the Company Common Stock or other voting securities or equity interests of the Company or granting any shareholder or other person any registration rights. The Company does not have in effect a “poison pill” or similar shareholder rights plan.

(c) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. §55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other voting security or equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other voting security or equity interest of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the shareholders of the Company for consideration and approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect and recommending that the shareholders of the Company approve this Agreement and the transactions contemplated hereby. Except for the adoption and approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”) and the adoption and approval of the Bank Merger Agreement and the transactions contemplated thereby (including the Bank Merger) by the Board of Directors of Company Bank and the Company as its sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”). Immediately prior to the execution of this Agreement, the Board of Directors of the Company has amended and restated the Company Bylaws in the form attached as Exhibit C hereto.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, as applicable, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings or notices, as applicable, with the FDIC, the Montana Division of Banking and Financial Institutions

(the “MDOB”) and the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Financial Regulation (the “Oregon Division”) and any state banking authorities listed on Section 3.4 of the Company Disclosure Schedules or Section 4.4 of the Parent Disclosure Schedules, and approval of such applications, filings and notices, including, with respect to Parent, the consent of the FDIC under the Loss Share Agreements, (c) the filing with the Securities and Exchange Commission (the “SEC”) of (i) a joint proxy statement in definitive form relating to the Company Meeting and Parent Meeting to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and (ii) a registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (d) the filing of the Articles of Merger with the Montana Secretary and the Oregon Secretary pursuant to the MBCA and the OBCA, respectively, and the filing of the Bank Merger Articles, (e) if required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the filing of any notices or other filings under the HSR Act, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement and (g) the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each, a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger), the failure of which to make or obtain would have a Material Adverse Effect on the Company or the Surviving Corporation. As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement on a timely basis.

3.5 Reports. Except as set forth on Section 3.5 of the Company Disclosure Schedules, the Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 with (i) any state regulatory authority, including the MDOB and the Oregon Division, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”) ((i) through (vi), collectively, “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, and except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, no Regulatory Agency has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since December 31, 2013, and there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since December 31, 2013.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and not material in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since December 31, 2013, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for liabilities (i) that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (including any notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since June 30, 2016, or (iii) incurred in connection with or expressly contemplated by this Agreement, in each case, which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board of Directors of the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee. There is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise has had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company.

3.7 Broker’s Fees. Except as disclosed on Section 3.7 of the Company Disclosure Schedules, neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2015, no event or events have occurred that have had, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2015, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

3.9 Legal Proceedings.

(a) Except as set forth in Section 3.9 of the Company Disclosure Schedule, there is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting the Company or any Company Subsidiary (1) that involves a Governmental Entity or Regulatory Agency, or (2) that, individually or in the aggregate, if determined adversely to the Company, could (A) have a Material Adverse Effect on the Company, or (B) be reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

(b) Except as could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its Affiliates).

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax, which waiver or extension remains in effect. The federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2012 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no pending or, to the Knowledge of the Company, threatened disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. The Company has made available to Parent true, correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or an agreement entered into in the ordinary course of business, the principal purpose of which is not related to Tax). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2). At no time during the past five (5) years has the Company been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be filed with a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and correct list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, equity or equity-based, incentive, deferred compensation, retiree medical or life insurance, welfare benefit plans (including vacation and time off policies and other material benefit policies and practices), supplemental retirement, severance or other benefit plan, program or arrangement, and each retention, bonus, employment, change in control, termination, severance plan, program or arrangement or other contract or agreement (i) to or with respect to which the Company or any Company Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has or, would reasonably be expected to have, any current or future obligation or (ii) that is maintained, contributed to or sponsored, or is required to be contributed to, by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(b) The Company has heretofore made available to Parent a true and complete copy of each Company Benefit Plan and, with respect to each such Company Benefit Plan, the following related documents: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the annual reports (Form 5500), if any, filed with the IRS for the last two plan years, (iii) the most recently received IRS advisory opinion or determination letter, if any, relating to such Company Benefit Plan, (iv) the most recently prepared actuarial report (if applicable), (v) benefit schedules, (vi) trust instruments and insurance contracts and (vii) any Form 5300, Form 5310 or Form 5330 filed with the IRS within the last two years as of the date hereof.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code, the Health Insurance Portability and Accountability Act (“HIPAA”) and the Patient Protection and Affordable Care Act (“ACA”) and all material filings, disclosures and notices required by applicable laws, including ERISA, the Code, HIPAA and ACA, have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due. Neither the Company nor any Company Subsidiary has engaged in a transaction, or omitted to take action, with respect to any Company Benefit Plan that would reasonably be expected to subject the Company to a material unpaid Tax or penalty imposed by either Chapter 43 of the Code or Sections 409 or 502 of ERISA. Neither the Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Company Disclosure Schedules identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Company Qualified Plan”). The IRS has issued a favorable determination letter or advisory opinion with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened) or such Company Qualified Plan is a volume submitter or prototype plan covered by an IRS advisory or opinion letter affording reliance equivalent to a determination letter, and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred or are reasonably expected to occur that could adversely affect the qualified status of any Company Qualified Plan or the related trust or the reliance by the Company on any such IRS advisory or opinion letter or increase the costs relating thereto. Section 3.11(d) of the Company Disclosure Schedules identifies each trust funding any Company Benefit Plan and whether that purports to be a voluntary employee benefit association (each, a “VEBA””). Each such VEBA has received an exemption letter from the IRS that the form of such VEBA satisfies the requirements of Code Section 501(c)(9), which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred or are reasonably expected to occur that could adversely affect the continued exemption of such VEBA or increase the costs relating thereto.

(e) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code. All Company Options have been granted with a per share exercise price or reference price at least equal to the fair market value (as defined pursuant to Section 409A of the Code) of the underlying Company Common Stock on the date of grant.

(f) None of the Company or any of its Subsidiaries nor any Company ERISA Affiliate has sponsored, maintained or contributed to or been obligated to contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or (iii) any plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company or any of its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) Except as provided in Company Disclosure Schedule 3.11(g), neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to, any employee benefit plan, program, agreement or arrangement that provides for any post-employment or post-retirement health, medical, disability or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. There has been no communication to employees by the Company or any of its Subsidiaries that would reasonably be expected to promise or guarantee such employees’ retiree health, life or disability insurance, or any retiree death benefits.

(h) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, including the Company’s financial statements, as applicable, to the extent required by GAAP.

(i) There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s Knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party.

(j) None of the Company or any of its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) Except as disclosed in Company Disclosure Schedule 3.11(k), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, except as provided in this Agreement. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its Affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(l) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. Company Disclosure Schedule 3.11(l) sets forth true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby, and has also made available a schedule of all termination benefits that would be payable to the individuals identified thereon, under all employment, change in control agreements, severance arrangements or policies, supplemental executive retirement plans, deferred bonus plans, deferred compensation plans, salary contribution plans or any other material non-qualified compensation arrangement maintained by the Company or any of its Subsidiaries for the benefit of officers, employee or directors of the Company or any Company Subsidiary, assuming their employment or service is involuntarily terminated without cause on July 1, 2017, and the Closing Date occurs on such date and based on other assumptions specified in the schedule.

(m) There are no pending or, to the Company’s Knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries. The Company and its Subsidiaries have complied, in all material respects, with all laws regarding employment and employment practices (including anti-discrimination) and terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices), and no claims relating to non-compliance with the foregoing are pending or, to the Company’s Knowledge, threatened.

(n) The Company (or its Subsidiaries, as applicable) has obtained a written consent for each employee on whose behalf bank-owned life insurance (“BOLI” “) has been purchased to the extent required by Section 101(j) of the Code.

3.12 SEC Reports. The Company has previously made available to Parent an accurate and complete copy of each (a) registration statement, prospectus, report, schedule and proxy statement filed with or furnished to the SEC since December 31, 2013, by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”) and (b) communication mailed by the Company to its shareholders since December 31, 2013, and prior to the date hereof, and no such Company Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2013, as of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.13 Compliance with Applicable Law. The Company and each of its Subsidiaries hold, and have at all times since January 1, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and to the Knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including, without limitation, all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the False Claims Act, the Servicemembers Civil Relief Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, except for noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of the Company, or any of its Subsidiaries, or to the Knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.14 Certain Contracts.

(a) Section 3.14(a) of the Company Disclosure Schedules lists, as of the date hereof, any contract, arrangement, commitment or understanding (whether written or oral) to which the Company or any of its Subsidiaries is a party:

(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC, excluding any Company Benefit Plan listed in Company Disclosure Schedule 3.11(a));

(ii) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by the Company or any of its Affiliates or upon consummation of the Merger will restrict the ability of the Surviving Corporation or any of its Affiliates to engage in any line of business or in any geographic region;

(iii) any of the benefits or obligations of or under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iv) which relates to the incurrence of indebtedness by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $100,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(vi) which is an alliance, cooperation, limited liability company, joint venture, shareholders, partnership or similar agreement or any agreement involving a sharing of profits or losses relating to the Company or any of its Subsidiaries;

(vii) which involves the payment of more than $100,000 per annum;

(viii) any agreement relating to the acquisition or disposition of any person, business or asset under which the Company or any of its Subsidiaries has or may have a material obligation, including with respect to an earn-out, contingent purchase price, or similar payment obligation, or any other material liability; or

(ix) which is a shared loss or loss sharing contract (including any related or ancillary contract) with the FDIC (each such contract or related ancillary contract, a “Loss Share Agreement”).

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), is referred to herein as a “Company Contract.” The Company has made available to Parent true, correct and complete copies of each Company Contract in effect as of the date hereof.

(b) (i) Each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (ii) the Company and each of its Subsidiaries has performed all obligations required to be performed by it under each Company Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (iii) to the Company’s Knowledge, each third-party counterparty to each Company Contract has performed all obligations required to be performed by it under such Company Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, (iv) neither the Company nor any of its Subsidiaries knows of, or has received notice of, any violation of any Company Contract by any of the parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Company Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.15 Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2013, a recipient of any supervisory letter from, or since December 31, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business, imposes any material requirements or procedures, relates to its compliance management systems (“CMS”) or activities pursuant to such CMS, including Anti-money Laundering, Bank Secrecy Act or Know Your Customer Requirements or in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management (each, whether or not set forth in the Company Disclosure Schedules, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since December 31, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have complied, with all federal, state or local laws, regulations, orders, decrees, permits, authorizations, common law and agency requirements relating to: (i) the protection or restoration of the environment, health and safety with respect to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air quality, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the Knowledge of the Company, any private environmental investigations or remediation activities or governmental investigations of any nature pending or threatened against the Company seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to the foregoing environmental matters that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.18 Investment Securities and Commodities.

(a) Each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent the material terms of such policies, practices and procedures.

3.19 Real Property. The Company or a Company Subsidiary (x) has good and marketable fee simple title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or a Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (y) is the lessee of and has a valid leasehold interest all leasehold estates reflected in the latest audited financial statements included in such Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid, binding and enforceable in accordance with its terms and in full force and effect, the Company and each of its Subsidiaries and, to the Knowledge of the Company, each lessor, has performed all obligations required to be performed by it under each such lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any lessor, under any such lease. There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings against the Company Real Property. Section 3.19 of the Company Disclosure Schedules lists all Company Real Property by address as of the date hereof. Other than the Company Real Property, neither the Company nor any of its Subsidiaries has any other direct or indirect interest in real property, whether owned, leased, optioned or otherwise, and the Company Real Property comprise all real property associated with the operation of the Company’s business.

3.20 Intellectual Property. To the Company’s Knowledge, the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. The business or operations of the Company and any of its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and is in accordance in all respects with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property and the Company is not a party to any litigation that involves a claim that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of a third person and the Company has not received written notice or threat of such a claim. To the Company’s Knowledge, no person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or any of its Subsidiaries, and the Company and each of its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the Company Disclosure Schedules, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of the Company) on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally.

3.22 State Takeover Laws. Assuming the accuracy of the representations and warranties in Section 4.19(b), the Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions, the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

3.23 Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion. Prior to the execution of this Agreement, the Company has received an opinion from Piper Jaffray and Co. to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Company Information. The information relating to the Company and its Subsidiaries which is provided by the Company or its representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Parent or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.26(a) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of September 30, 2016, had an outstanding balance of $500,000 or more and under the terms of which the obligor was, as of September 30, 2016, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater shareholder of the Company or any of its Subsidiaries, or to the Knowledge of the Company, any Affiliate of any of the foregoing. Set forth in Section 3.26(a) of the Company Disclosure Schedules is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of September 30, 2016, had an outstanding balance of $500,000 or more and were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of September 30, 2016, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d) Except as set forth in Section 3.26(d) of the Company Disclosure Schedules, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(e) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f) Neither the Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any Loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.27 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28 Broker-Dealer, Investment Advisory and Insurance Matters.

(a) None of the Company, its Subsidiaries or, to the Knowledge of the Company, any of their respective officers and employees are required to be registered, licensed or qualified with the SEC or any securities or insurance commission or other Governmental Entity as a broker-dealer, investment adviser, futures commission merchant, municipal securities dealer, registered principal, registered representative, agent, salesperson or investment adviser representative. Neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to any obligation to be so registered, licensed or qualified.

(b) Neither the Company nor any Subsidiary of the Company serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(c) Neither the Company nor any Subsidiary of the Company is required to be registered, licensed or qualified as an insurance agency or broker.

3.29 Customer Relationships.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each trust customer of the Company or any of its Subsidiaries has been originated and serviced (i) in conformity with the applicable policies of the Company and its Subsidiaries, (ii) in accordance with the terms of any applicable contract governing the relationship with such customer, (iii) in accordance with any instructions received from such customers and their authorized representatives and authorized signers, (iv) consistent with each customer’s risk profile and (v) in compliance with all applicable laws and the Company’s and its Subsidiaries’ constituent documents, including any policies and procedures adopted thereunder. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, each contract governing a relationship with a trust customer of the

Company or any of its Subsidiaries has been duly and validly executed and delivered by the Company and each of its Subsidiaries and, to the Knowledge of the Company, the other contracting parties, each such contract constitutes a valid and binding obligation of the parties thereto, except as such enforceability may be limited by the Enforceability Exceptions, and the Company and its Subsidiaries and the other contracting parties thereto have duly performed their obligations thereunder, and the Company and its Subsidiaries and, to the Knowledge of the Company, such other contracting parties are in compliance with each of the terms thereof.

(b) No material contract governing a relationship with a trust customer of the Company or any of its Subsidiaries provides for any material reduction of fees charged (or in compensation payable to the Company or any of its Subsidiaries thereunder) by reason of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(c) None of the Company or any of its Subsidiaries or any of their respective directors, officers or employees is the beneficial owner of any interest in any of the accounts maintained on behalf of any trust customer of the Company or any of its Subsidiaries and none of the directors, officers and employees of the Company or any of its Subsidiaries is a party to any contract pursuant to which it is obligated to provide service to, or receive compensation or benefits from, any of the trust customers of the Company or any of its Subsidiaries after the Closing.

(d) Each account opening document, margin account agreement, any advisory contract and customer disclosure statement with respect to any trust customer of the Company or any of its Subsidiaries conforms to the forms made available to Parent prior to the date hereof, except where such inconsistences would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(e) All other books and records primarily related to the trust business of each of the Company and each of its Subsidiaries include documented risk profiles signed by each such customer, except where such failures to include such a profile would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.30 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in the disclosure schedules delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedules”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedules as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (a) any other section of this Article IV specifically referenced or cross-referenced and (b) other sections of this

Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific reference or cross-reference) from a reading of the disclosure that such disclosure applies to such other sections. Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana and is a bank holding company duly registered under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Articles and Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Parent Disclosure Schedules sets forth a true and complete list of all Subsidiaries of Parent. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Parent other than the Parent Subsidiaries.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, 100,000,000 shares of Class B common stock, no par value per share, and 100,000 shares of serial preferred stock, no par value per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 44,899,033 shares of Parent Common Stock outstanding (which number includes 379,684 shares of Parent Common Stock subject to outstanding awards of restricted Parent Common Stock granted by Parent (“Parent Restricted Stock Awards”), (ii) 23,375,631 shares of Parent Class B common stock outstanding, (iii) no shares of Parent Common Stock held in treasury, (iv) 984,189 shares of Parent Common Stock subject to and reserved for issuance upon the exercise of outstanding compensatory stock options to purchase shares of Parent Common Stock granted by Parent (“Parent Options”) and (v) no other shares of capital stock or other voting securities or equity interests of Parent are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote. Other than Parent Options and Parent Restricted Stock Awards (collectively, the “Parent Equity Awards”) issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any shares of capital stock or other voting securities or equity interests. Other than the Voting Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other voting securities or equity interests of Parent.

(b) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other voting security or equity interest of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other voting security or equity interest of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders and has directed that this Agreement be submitted to the shareholders of Parent for approval at a meeting of such shareholders and has adopted resolutions to the foregoing effect and recommending that the shareholders of Parent approve this Agreement and the transactions contemplated hereby. Except for: (i) the approval of this Agreement and the transactions contemplated hereby, including the issuance of the Stock Consideration, by the affirmative vote of the holders of two-thirds of the outstanding shares of the capital stock of Parent (the “Requisite Parent Vote”); (ii) the approval of the Articles Amendment by the affirmative vote of (A) the greater of a majority of the voting power of the issued and outstanding shares of the capital stock of Parent then entitled to vote thereon, or sixty-six and two-thirds percent (66 2/3%) of the voting power of the shares of the capital stock of Parent present in person or represented by proxy at the stockholder meeting and entitled to vote thereon and (B) the majority vote of the holders of the Class A Common Stock and Class B Common Stock, each voting separately as a class (the “Requisite Amendment Vote”); (iii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Parent Bank and Parent as its sole shareholder; and (iv) the adoption of resolutions to give effect to the provisions of Section 6.11 in connection with the Closing, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of the capital stock of Parent to be issued in connection with the Merger have been validly authorized (subject to the approval of this Agreement and the transactions contemplated hereby by the holders of Parent Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Articles or the Parent Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, as applicable, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (b) the filing of any required applications, filings or notices, as applicable, with the FDIC, the MDOB, the Oregon Division and any state banking authorities listed on Section 3.4 of the Company Disclosure Schedules or Section 4.4 of the Parent Disclosure Schedules, and approval of such applications, filings and notices including, with respect to Parent, the consent of the FDIC under the Loss Share Agreements, (c) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (d) the filing of the Articles of Merger with the Montana Secretary and the Oregon Secretary pursuant to the MBCA and the OBCA, respectively, and the filing of the Bank Merger Articles, (e) if required by the HSR Act, the filing of any notices or other filings under the HSR Act, (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement and (g) the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent of this Agreement or (B) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger), the failure of which to make or obtain would have a Material Adverse Effect on Parent or the Surviving Corporation. As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement on a timely basis.

4.5 Reports. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2013, with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, and except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, no Regulatory Agency has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since December 31, 2013 and there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since December 31, 2013.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal and not material in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since December 31, 2013, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for liabilities (i) that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (including any notes thereto), (ii) incurred in the ordinary course of business consistent with past practice since June 30, 2016, or (iii) incurred in connection with or expressly contemplated by this Agreement, in each case, which would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee. There is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise has had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the Knowledge of Parent, to any director or officer of Parent.

4.7 Broker’s Fees. With the exception of the engagement of Barclays Capital Inc., neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2015, no event or events have occurred that have had, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Since December 31, 2015, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course consistent with past practice.

4.9 Legal Proceedings.

(a) Except as set forth in Section 4.9 of the Parent Disclosure Schedule, there is no suit, action, investigation or proceeding pending or, to its Knowledge, threatened against or affecting Parent or any Parent Subsidiary (1) that involves a Governmental Entity or Regulatory Agency, or (2) that, individually or in the aggregate, if determined adversely to Parent, could (A) have a Material Adverse Effect on Parent, or (B) be reasonably likely to prevent or delay it from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

(b) Except as could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its Affiliates).

4.10 Taxes and Tax Returns. Each of Parent and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Parent nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of Parent and its Subsidiaries for all years to and including 2012 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no pending or, to the Knowledge of Parent, threatened, disputes, claims, audits, examinations or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries. Parent has made available to the Company true, correct and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Parent nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Parent and its Subsidiaries). Neither Parent nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (B) has any liability for the Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Parent nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither Parent nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(2). At no time during the past five (5) years has Parent been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.11 SEC Reports. Parent has previously made available to the Company an accurate and complete copy of each (a) registration statement, prospectus, report, schedule and proxy statement filed with or furnished to the SEC since December 31, 2013, by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) and (b) communication mailed by Parent to its shareholders since December 31, 2013, and prior to the date hereof, and no such Parent Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2013, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.12 Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have at all times since January 1, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, and to the Knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied with and are not in default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the False Claims Act, the Servicemembers Civil Relief Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, except for noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Parent, or any of its Subsidiaries, or to the Knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.13 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent nor any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”).

(b) (i) Each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (ii) Parent and each of its Subsidiaries has performed all obligations required to be performed by it under each Parent Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (iii) to Parent’s Knowledge, each third-party counterparty to each Parent Contract has performed all obligations required to be performed by it under such Parent Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent, (iv) neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violation of any Parent Contract by any of the parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Parent and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries under any such Parent Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.14 Agreements with Regulatory Agencies. Neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2013, a recipient of any supervisory letter from, or since December 31, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business, imposes any material requirements or procedures, relates to its CMS or activities pursuant to such CMS, including Anti-money Laundering, Bank Secrecy Act or Know Your Customer Requirements or in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management (each, whether or not set forth in the Parent Disclosure Schedules, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised since December 31, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

4.15 Employees.

(a) Section 4.15(a) of the Parent Disclosure Schedules sets forth a true and correct list of each material Parent Benefit Plan. For purposes of this Agreement, “Parent Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, equity or equity-based, incentive, deferred compensation, retiree medical or life insurance, welfare benefit plans (including vacation and paid time off policies and other material benefit policies and procedures), supplemental retirement, severance or other benefit plan, program or arrangement, and each retention, bonus, employment, change in control, termination, severance plan, program or arrangement (i) to or with respect to which Parent or any Subsidiary or any trade or business of Parent or any of its Subsidiaries, whether or not incorporated, all of which together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Parent ERISA Affiliate” ), is a party or has or, would reasonably be expected to have, any current or future obligation or (ii) that is maintained, contributed to or sponsored, or is required to be contributed to, by Parent or any of its Subsidiaries or any Parent ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Parent or any of its Subsidiaries or any Parent ERISA Affiliate.

(b) Parent has heretofore made available to the Company a true and complete copy of each material Parent Benefit Plan and, with respect to each such Parent Benefit Plan, the following related documents: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination letter, if any, and (iv) the most recently prepared actuarial report (if applicable).

(c) Each Parent Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA, the Code, HIPAA and ACA and all material filings, disclosures and notices required by applicable laws, including ERISA, the Code, HIPAA and ACA, have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full, if due. Neither Parent nor any Parent Subsidiary has engaged in a transaction, or omitted to take action, with respect to any Parent Benefit Plan that would reasonably be expected to subject the Company to a material unpaid tax or penalty imposed by either Chapter 43 of the Code or Sections 409 or 502 of ERISA. Neither Parent nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Parent Benefit Plan, and neither Parent nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 4.15(d) of the Parent Disclosure Schedules identifies each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Parent Qualified Plan”). The IRS has issued a favorable determination letter with respect to each Parent Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened) or such Parent Qualified Plan is a volume submitter or prototype plan covered by an IRS advisory or opinion letter affording reliance equivalent to a determination letter, and, to the Knowledge of Parent, there are no existing circumstances and no events have occurred or are reasonably expected to occur that could adversely affect the qualified status of any Parent Qualified Plan or the related trust or increase the costs relating thereto. Section 4.15(d) of the Parent Disclosure Schedules identifies each trust funding any Parent Benefit Plan and whether that purports to be a VEBA. Each such VEBA has received an exemption letter from the IRS that the form of such VEBA satisfies the requirements of Code Section 501(c)(9), which letter has not been revoked (nor has revocation been threatened), and, to the Knowledge of Parent, there are no existing circumstances and no events have occurred or are reasonably expected to occur that could adversely affect the continued exemption of such VEBA or increase the costs relating thereto.

(e) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2009, been, in all material respects, in documentary and operational compliance with Section 409A of the Code. All Parent Options have been granted with a per share exercise price or reference price at least equal to the fair market value (as defined pursuant to Section 409A of the Code) of the underlying capital stock of Parent on the date of grant.

(f) None of Parent or any of its Subsidiaries nor any Parent ERISA Affiliate has sponsored, maintained or contributed to or been obligated to contribute to (i) any plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, (ii) any Multiemployer Plan or (iii) any Multiple Employer Plan, and none of the Parent or any of its Subsidiaries nor any Parent ERISA Affiliate has incurred any liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(g) All contributions required to be made to any Parent Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Parent.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Parent or any of its Subsidiaries, or result in any limitation on the right of Parent or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Parent Benefit Plan or related trust.

(i) There are no pending, or to the Knowledge of Parent, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Parent’s Knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to Parent Benefit Plans or the assets of any of the trusts under any of Parent Benefit Plans that could reasonably be expected to result in any material liability of Parent or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Parent Benefit Plan, or any other party.

(j) None of Parent or any of its Subsidiaries nor any Parent ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Parent Benefit Plans or their related trusts, Parent, any of its Subsidiaries, any Parent ERISA Affiliate or any person that Parent or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) There are no pending or, to Parent’s Knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the Knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries. Parent and its Subsidiaries have complied, in all material respects, with all laws regarding employment and employment practices (including anti-discrimination) and terms and conditions of employment and wages and hours (including classification of employees and equitable pay practices), and no claims relating to non-compliance with the foregoing are pending or, to Parent’s Knowledge, threatened.

4.16 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by an Enforceability Exception), and are in full force and effect. Parent and each of its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to Parent’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the Knowledge of Parent, any private environmental investigations or remediation activities or governmental investigations of any nature pending or threatened against Parent seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. To the Knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to the foregoing environmental matters that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.18 State Takeover Laws. The Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions, the provisions of any potentially applicable Takeover Statutes.

4.19 Reorganization; Share Ownership.

(a) Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) Neither Parent nor any of its Subsidiaries owns any capital stock or other security of the Company.

4.20 Opinion. Prior to the execution of this Agreement, Parent has received an opinion from Barclays Capital Inc., to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.21 Financing. Parent has, or will have available to it prior to the Closing, all funds necessary to satisfy its obligations hereunder.

4.22 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 4.22 of the Parent Disclosure Schedules, neither Parent nor any of its Subsidiaries is a party to any written or oral (i) Loans in which Parent or any Subsidiary of Parent is a creditor which as of September 30, 2016, had an outstanding balance of $500,000 or more and under the terms of which the obligor was, as of September 30, 2016, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or five percent (5%) or greater shareholder of Parent or any of its Subsidiaries, or to the Knowledge of Parent, any Affiliate of any of the foregoing. Set forth in Section 4.22 of the Parent Disclosure Schedules is a true, correct and complete list of (A) all of the Loans of Parent and its Subsidiaries that, as of September 30, 2016, had an outstanding balance of $500,000 or more and were classified by Parent as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Parent or any of its Subsidiaries that, as of September 30, 2016, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each outstanding Loan of Parent and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) Neither Parent nor any of its Subsidiaries has been notified to exercise its repurchase obligations under any agreement pursuant to which Parent or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans.

(d) There are no outstanding Loans made by Parent or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) or Parent or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(e) Neither Parent nor any of its Subsidiaries is now nor has it ever been since January 1, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any Loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.23 Broker-Dealer, Investment Advisory and Insurance Matters.

(b) Neither Parent nor any Subsidiary of Parent serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(c) Neither Parent nor any Subsidiary of Parent is required to be registered, licensed or qualified as an insurance agency or broker.

4.24 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25 Related Party Transactions. Except as set forth in Section 4.25 of the Parent Disclosure Schedules, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, except those of a type available to employees of Parent or its Subsidiaries generally.

4.26 Customer Relationships.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each trust customer of Parent or any of its Subsidiaries has been originated and serviced (i) in conformity with the applicable policies of Parent and its Subsidiaries, (ii) in accordance with the terms of any applicable contract governing the relationship with such customer, (iii) in accordance with any instructions received from such customers and their authorized representatives and authorized signers, (iv) consistent with each customer’s risk profile and (v) in compliance with all applicable laws and Parent’s and its Subsidiaries’ constituent documents, including any policies and procedures adopted thereunder. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each contract governing a relationship with a trust customer of Parent or any of its Subsidiaries has been duly and validly executed and delivered by Parent and each of its Subsidiaries and, to the knowledge of Parent, the other contracting parties, each such contract constitutes a valid and binding obligation of the parties thereto, except as such enforceability may be limited by the Enforceability Exceptions, and Parent and its Subsidiaries and the other contracting parties thereto have duly performed in all material respects their obligations thereunder, and Parent and its Subsidiaries and, to the knowledge of Parent, such other contracting parties are in compliance with each of the terms thereof.

(b) No material contract governing a relationship with a trust customer of Parent or any of its Subsidiaries provides for any material reduction of fees charged (or in compensation payable to Parent or any of its Subsidiaries thereunder) by reason of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

(c) None of Parent or any of its Subsidiaries or any of their respective directors, officers or employees is the beneficial owner of any interest in any of the accounts maintained on behalf of any trust customer of Parent or any of its Subsidiaries and none of the directors, officers and employees of Parent or any of its Subsidiaries is a party to any contract pursuant to which it is obligated to provide service to, or receive compensation or benefits from, any of the trust customers of Parent or any of its Subsidiaries after the Closing.

4.27 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties.

(b) Parent acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of the Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in Section 5.1 of the Company Disclosure Schedules), required by law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, key employees and advantageous business relationships and (c) take no action that would reasonably be expected to materially and adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform the Company’s covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Company Forbearances. Without limiting the foregoing, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure Schedules, as expressly contemplated or permitted by this Agreement or as required by law or regulatory directive, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) other than (i) federal funds borrowings and borrowings by Company Bank from the Federal Home Loan Bank of Seattle, the Federal Home Loan Bank of Des Moines and the Federal Reserve Bank of San Francisco, in each case with a maturity not in excess of thirty (30) days, and (ii) deposits, in the case of each of (i) and (ii), in the ordinary course of business consistent with past practice, incur any indebtedness, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly-owned Subsidiaries or (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company Equity Awards, in each case in accordance with past practice and the terms of the applicable award agreements and outstanding as of the date hereof in accordance with their terms as in effect on the date hereof);

(iii) grant any Company Equity Awards or any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock, voting securities or equity interests, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, voting securities or equity interests, or any options, warrants, or other rights of any kind to acquire any shares of capital stock, voting securities or equity interests, except pursuant to the exercise, vesting or settlement of Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice;

(d) except: (i) for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith; (ii) for transactions in the ordinary course of business consistent with past practice for an amount not in excess of $250,000 individually or $500,000 in the aggregate;

or (iii) as may otherwise be permitted under Section 5.2(k), (y) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, or (z) make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary of the Company;

(e) terminate, materially amend, or waive any material provision of, any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease, other than renewals of Company Contracts and material leases on terms with respect to the Company that would not reasonably be expected to have a Material Adverse Effect on the Company, or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement; undertake or enter into any lease, contract or other commitment for its account, other than in the normal course of its banking business, involving a payment of more than $250,000 annually, or containing any financial commitment extending beyond twenty-four (24) months from the date hereof;

(f) except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof or pursuant to this Agreement, (i) enter into, adopt or terminate any Company Benefit Plan or any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant that would be a Company Benefit Plan if in effect on the date hereof, (ii) amend (whether in writing or through the interpretation of) any Company Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant other than in the ordinary course consistent with past practice, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation other than in the ordinary course consistent with past practice, but not to exceed 5.0% of such individual’s base salary or wage rate as of the date hereof unless such bonus or incentive compensation is consistent with the terms of any pre-existing arrangement, which pre-existing arrangement is disclosed in Section 5.2(f) of the Company Disclosure Schedules; provided that such payment or award would not result in an adverse tax consequence under Section 280G of the Code, (v) grant or accelerate the vesting of any equity or equity-based awards other than pursuant to the terms of such awards as in effect on the date hereof, (vi) grant any rights with respect to severance, change in control, retention, or similar compensation, (vii) enter into any new or amend any existing employment, severance, change in control, retention or similar agreement of arrangement, (viii) fund any rabbi trust or similar arrangement, (ix) terminate the employment or services of any officer or any employee whose annual base salary is greater than $150,000, other than for cause, or (x) hire any officer, employee, independent contractor or consultant whose annual base salary would be greater than $150,000;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate and which would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Company Articles, the Company Bylaws or comparable governing documents of the Company Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by law or GAAP;

(m) (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make any Loans or extensions of credit outside of the ordinary course of business consistent with practice or that exceed the Company’s internal lending limits such that the Loan or extension of credit would require approval by the Company’s credit policy committee or any similar body, provided that any consent sought from Parent pursuant to this clause (ii) shall be given within two (2) business days after the relevant Loan package is provided to Parent;

(n) make, or commit to make, any capital expenditures that exceed by more than 10% in the aggregate the capital expenditures budget of the Company in effect on the date hereof (a copy of which has been previously made available to Parent);

(o) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any material closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(p) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Sections 7.1 or 7.2 not being satisfied, except as may be required by applicable law;

(q) make any change in its policies and practices outside of the types of changes made in the ordinary course of business consistent with past practice with respect to the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; deposit pricing or gathering; underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans; its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed or recommended in writing by any Governmental Entity or Regulatory Agency;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries, except to the extent required to obtain any Requisite Regulatory Approvals; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedules, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Articles or Parent Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Company Common Stock or materially change the rights, terms or preferences of the Parent Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent;

(c) take any action that would reasonably be expected to materially and adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform Parent’s covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis;

(d) make, declare, pay or set aside for payment any dividend on or with respect to the capital stock of Parent or make any other distribution to Parent’s shareholders except for the payment of regular quarterly dividends in the ordinary course of business consistent with past practice;

(e) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business without providing prior notice of such transaction to the Company;

(f) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and the Company shall promptly prepare and file with the SEC the Joint Proxy Statement, and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Parent and the Company shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested by Parent in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, within thirty (30) business days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. The parties hereto agree to furnish to the other a final copy of each filing made with a Governmental Entity in connection with the transactions contemplated by this Agreement, subject to applicable laws governing the confidentiality of such information. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.

(c) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or materially delay the Closing, and (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of Parent, the Company and their respective Subsidiaries.

(d) Notwithstanding the foregoing or anything to the contrary contained in this Agreement, under no circumstances shall Parent be required, and the Company and its Subsidiaries shall not be permitted (without Parent’s written consent), to (i) take any action, or commit to take any action, or agree to any condition, restriction, prohibition, limitation or requirement in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would prohibit or materially limit the ownership or operation of the business or assets of the Company, materially limit the business conducted by Parent or any Parent Subsidiary or compel any of them to dispose of or hold separate any material portion of the business or assets of the Company or would reasonably be expected to have a material and adverse effect on Parent, the Surviving Corporation and their respective Subsidiaries, taken as a whole (measured on a scale relative to the Company and its Subsidiaries, taken as a whole), or the Company and its Subsidiaries, taken as a whole, in each case after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”) or (ii) agree to any Loss Share Agreement Condition; provided that, if requested by Parent, then the Company and its Subsidiaries will take or commit to take any such action, or agree to any such condition or restriction, prohibition, limitation or requirement, so long as such action, commitment, agreement, condition or restriction is binding on the Company and its Subsidiaries only in the event the Closing occurs.

(e) Parent and the Company shall, upon request, promptly furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement.

(f) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or will be obtained subject to a Materially Burdensome Regulatory Condition, or that the receipt of any such approval will be materially delayed.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Parent and the Company, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Parent or the Company, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or the Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated March 18, 2016, between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d) The Company and Parent shall meet on a regular basis to discuss and plan for the conversion of the Company’s data processing and related electronic informational systems to those used by Parent, which planning shall include, but not be limited to, discussion of the possible termination by the Company of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Company in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that the Company shall not be obligated to take any such action prior to the Effective Time, that any such action taken will be at no cost to the Company, that any such actions taken by employees of the Company shall not unreasonably interfere with the job performance of such employees and, unless the Company otherwise agrees, no conversion shall take place prior to the Effective Time.

6.3 Shareholder Approvals.

(a) Each of Parent and the Company shall call a meeting of its shareholders (the “Parent Meeting” and the “Company Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining, in the case of the Company, the Requisite Company Vote and, in the case of the Parent, the Requisite Parent Vote and Requisite Amendment Vote, and, if so desired and mutually agreed, upon other matters of the type customarily brought before a meeting of shareholders to approve a merger agreement or the transactions contemplated thereby, and each shall use its reasonable best efforts to cause such meetings to occur on the same date. Each of Parent and the Company and its respective Board of Directors shall use its reasonable best efforts to obtain from the shareholders of Parent and the Company, as the case may be, the Requisite Parent Vote and Requisite Amendment Vote, in the case of

Parent, and the Requisite Company Vote, in the case of the Company, including (except as provided in Section 6.3(b)) by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they consider and approve this Agreement and the transactions contemplated hereby (in the case of the Company, the “Company Board Recommendation” and in the case of Parent, the “Parent Board Recommendation”), and, except as provided in Section 6.3(b), shall not (i) withdraw, modify or qualify in a manner adverse to the other party or make any public statement inconsistent with the Company Board Recommendation, in the case of the Company, or the Parent Board Recommendation, in the case of Parent, (ii) fail to make the Company Board Recommendation, in the case of the Company, or the Parent Board Recommendation, in the case of Parent, in the Joint Proxy Statement, (iii) fail to publicly, definitively and without qualification reaffirm the Company Board Recommendation, in the case of the Company, or the Parent Board Recommendation, in the case of Parent, within three (3) business days after the other party’s written request (or such fewer number of days as remains prior to the Company Meeting or the Parent Meeting, as applicable) or (iv) with respect to the Company and the Company Board of Directors, adopt, approve, recommend or endorse an Acquisition Proposal or fail to publicly, definitively and without qualification issue a press release recommending against an Acquisition Proposal, within ten (10) business days after an Acquisition Proposal is made public (or such fewer number of days as remains prior to the Company Meeting), or publicly propose to do any of the foregoing (each of the actions in clauses (i)–(iii), with respect to the Company or Parent, as the case may be, and clause (iv), with respect to the Company, a “Recommendation Change”).

(b) Notwithstanding the foregoing, subject to and in compliance with Section 6.12, prior to receipt of the Requisite Company Vote, in the case of the Company, or the Requisite Parent Vote, in the case of Parent, the Board of Directors of the Company or Parent, after consultation with its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to continue to make the Company Board Recommendation or the Parent Board Recommendation, as the case may be, to its shareholders (and, in the event such determination is made by the Board of Directors of the Company in response to an Acquisition Proposal, the Board of Directors of the Company has taken into account the expected timing of and regulatory conditions related to such Acquisition Proposal), the Company or Parent and its respective Board of Directors, as the case may be, may submit this Agreement and the transactions contemplated hereby to its respective shareholders without recommendation or otherwise effect a Recommendation Change (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Company or Parent and its respective Board of Directors, as the case may be, may communicate the basis for its Recommendation Change to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that neither party nor its Board of Directors may take any actions under this sentence unless (i) it gives the other party at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Company or its Board of Directors in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, including unredacted copies of any such Acquisition Proposal or other materials received in connection with or correspondence relating to, such Acquisition Proposal, or any amendment or modification thereof, (ii) during such notice period the Company or Parent and its Board of Directors, as the case may be, and its Representatives negotiate in good faith with the other party and its Representatives any amendment or modification to this Agreement proposed by such other party and (iii) at the end of such notice period, the Board of Directors takes into account any amendment or modification to this Agreement proposed in writing by the other party prior to the expiration of such notice period, and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless continue to be more likely than not to result in a violation of its fiduciary duties under applicable law to continue to make the Company Board Recommendation or Parent Board Recommendation, as the case may be. Any change to the financial or other material terms of any Acquisition Proposal, or any material change to the event or circumstances giving rise to the applicable Board of Directors’ determination to effect a Recommendation Change during a notice period, will be deemed to be a new Acquisition Proposal or a new such event or circumstance, as applicable, for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3, except that the notice period shall be three (3) business days.

(c) Parent or the Company shall adjourn or postpone the Parent Meeting or the Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock and Parent Class B Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote, in the case of the Company, or the Requisite Parent Vote or Requisite Amendment Vote, in the case of Parent; provided, that nothing herein shall prevent Parent or the Company from adjourning or postponing the Parent Meeting or the Company Meeting, as the case may be, to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of Parent or the Company has determined in good faith after consultation with outside counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by such shareholders prior to the Parent Meeting or the Company Meeting, as the case may be.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 and Section 6.3, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is advisable or required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall file with the NASDAQ a notification form for the listing of all shares of Parent Common Stock to be delivered as Merger Consideration prior to the Effective Time.

6.6 Employee Benefit Plans.

(a) During the period commencing at the Effective Time and ending on the first anniversary thereof (the “Continuation Period”), Parent shall provide, or cause to be provided, to each employee of the Company and its Subsidiaries who continues to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (collectively, the “Continuing Employees”), while employed by Parent and its Subsidiaries after the Effective Time, with compensation and employee benefits that are substantially comparable to the compensation and employee benefits provided to similarly situated employees of Parent and its Subsidiaries; provided, however, that any cash incentive compensation payable or earned in the calendar year in which the Closing Date occurs shall be pro-rated to reflect the short year. Each Continuing Employee whose employment is involuntarily terminated by Parent or its Subsidiary during the Continuation Period for the reasons listed in the Company’s Severance Policy set forth in Section 6.6(a) of the Company Disclosure Schedules) and who is not subject to an employment, change in control or other agreement that provides for the payment of severance, shall be entitled to receive severance payments and benefits determined in accordance with the Company’s Severance Policy as in effect on the date of this Agreement; provided, however, that such Continuing Employee enters into a written release of claims against Parent in a form reasonably satisfactory to Parent. Nothing contained in this Section 6.6 shall be construed to limit or terminate the rights of employees, officers or directors of the Company under individual agreements with the Company or any of its Subsidiaries.

(b) Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Continuing Employees are eligible to participate following the Effective Time (collectively, the “Parent Plans”) to recognize the service of each Continuing Employee with the Company and its Subsidiaries (and any predecessor thereto) prior to the Effective Time for purposes of eligibility, vesting and level of benefits (for purposes of vacation, paid time off and sick leave policies) under such Parent Plans; provided that such recognition of service shall not (i) apply for purposes of any Parent Plan that is a defined benefit retirement plan or any Parent Plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a Continuing Employee with respect to the same period of service, (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation or (iv) entitle a Continuing Employee to be credited with more than one hundred twenty (120) hours of vacation, paid time off and sick leave (collectively, “PTO”) on the Closing Date and to rollover more than eighty (80) hours of PTO from one calendar year to a subsequent calendar year. With respect to any Parent Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Continuing Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (A) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Continuing Employee to the extent such limitation would have been waived or satisfied under the Company Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time, (B) credit each Continuing Employee for any co-payments or deductibles incurred by such Continuing Employee in such plan year for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Parent Plan, and (C) cause such credited expenses to also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(c) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Company, Parent or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause, except as provided in written agreements with such employees, directors, or consultants. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, Parent Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or Affiliates to amend, modify or terminate any particular Company Benefit Plan, Parent Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time except as provided in Section 6.6(a) and (b) above. Without limiting the generality of the final sentence of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto, including without limitation any current or former employee, officer, director or consultant of Company or any of its Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(d) Effective as of the day preceding the Effective Time, and subject to the occurrence of the Effective Time, the Company shall adopt such resolutions and/or amendments to cause the Company 401(k) Plan to be terminated (the “Plan Termination Date”) and the accounts of all participants and beneficiaries in the Company 401(k) Plan as of the Plan Termination Date to become fully vested as of the Plan Termination Date. The Company shall provide Parent with a copy of the resolutions and/or plan amendments evidencing that the Company 401(k) Plan has been terminated in accordance with its terms. The form and substance of such resolutions and any necessary amendments shall be subject to the review and approval of Parent, which shall not be unreasonably withheld. The Company shall deliver to Parent an executed copy of such resolutions and any necessary amendments as soon as practicable following their adoption by the Board of Directors of the Company and shall fully comply with such resolutions and any necessary amendments. The Surviving Corporation shall take all other actions necessary to complete the termination of the Company 401(k) Plan, including filing a Final

Form 5500 that arise after the Effective Time. Parent agrees, to the extent permitted by applicable law, to permit 401(k) Plan participants who become Continuing Employees to roll over their account balances in the Company 401(k) Plan to the Parent 401(k) Plan. Notwithstanding anything in this Section 6.6(d) to the contrary, employees of the Company who continue employment with the Surviving Corporation immediately following the Effective Time shall be eligible as of the Effective Time to participate in the Parent 401(k) Plan; it being agreed that there shall be no gap in participation in a 401(k) Plan.

(e) The Company shall obtain from each of the individuals named in Section 6.6(e) of the Parent Disclosure Schedules an agreement, as of the date and in the form set forth in Section 6.6(e) of the Parent Disclosure Schedules, stipulating the estimated amount that each such individual is to receive as a result of the transactions contemplated by this Agreement under any employment agreement or change in control agreement, as applicable, (the aggregate amounts of such payments to be specified in Parent Disclosure Schedule 6.6(e)).

(f) For a period of six (6) months following the Effective Time, Parent shall provide all employees of the Company and its Subsidiaries whose employment was terminated other than for cause, disability or retirement at or following the Effective Time, and who so desires, job counseling and outplacement assistance services, in which it shall assist such employees in locating new employment and shall notify all such employees who want to be so notified of opportunities for positions with Parent or any of its Subsidiaries for which Parent reasonably believes such persons are qualified and shall consider any application for such positions submitted by such persons, provided, however, that any decision to offer employment to any such person shall be made in the sole discretion of Parent, provided, further that the total costs expended for such job counseling and outplacement assistance services shall not exceed $150,000 in the aggregate.

(g) Parent shall establish a retention bonus pool in an amount as provided in Parent Disclosure Schedule 6.6(g) for employees of the Company and its Subsidiaries jointly designated in writing by Parent and the Company (other than employees of the Company who are subject to employment contracts or other contracts providing for severance) to help retain key employees. The amount and payment date of the retention bonus for each such employee shall be jointly determined in writing by Parent and the Company, but in the aggregate shall equal the amount provided in Parent Disclosure Schedule 6.6(g) assuming all such key employees remain with the Parent or the Surviving Corporation or an Affiliate to such date or are involuntarily terminated without cause prior to that date.

(h) The Company shall take all such actions as Parent may reasonably request to fully and timely comply with any and all requirements of both federal Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act””) and any state-specific WARN Act statutes, including providing notices to the Company and Company Bank’s employees.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation shall indemnify and hold harmless, to the extent such persons are indemnified as of the date of this Agreement by the Company or any of its Subsidiaries pursuant to the Company Articles, the Company Bylaws or comparable governing documents or any indemnification agreement in effect as of the date hereof (and shall also advance expenses as incurred to the extent provided under the Company Articles, Company Bylaws or comparable governing documents any such indemnification agreements as in effect as of the date of this Agreement), each present and former director and officer of the Company and its Subsidiaries (in each case, in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, amounts paid in settlement, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to any matter existing or occurring at or prior to the Effective Time, including the transactions contemplated by this

Agreement or the enforcement of the Surviving Corporation’s obligations under this Section 6.7; provided, that the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification under applicable law.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be obligated to expend, in the aggregate, an amount in excess of 250% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium not exceeding the Premium Cap. In lieu of the foregoing, the Company, in consultation with, but only upon the consent of Parent (not to be unreasonably withheld, conditioned or delayed), may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors’ and officers’ liability insurance policy providing equivalent coverage to that described in the preceding sentence, if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) In the event that, after the Effective Time, the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each case, the Surviving Corporation shall cause proper provision to be made so that such successors and assigns shall expressly assume the obligations set forth in this Section 6.7.

(d) The provisions of this Section 6.7 are intended for the benefit of, and will be enforceable by, each Company Indemnified Party and his or her heirs and representatives, each of whom is expressly made a third-party beneficiary of this Section 6.7, and are in addition to, and are not in substitution for, any other rights to indemnification or contribution that any such person may have from Parent, Parent Bank, the Surviving Corporation or any of their respective Subsidiaries or any other person by contract or otherwise. The obligations of the Surviving Corporation under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnified Party unless (x) such termination or modification is required by applicable law (in which case such termination or modification shall only be permitted to the extent required by such law) or (y) the affected Company Indemnified Party has consented in writing to such termination or modification.

6.8 Additional Agreements. In case at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement (including, any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent. Effective as of and subject to the occurrence of the Effective Time, Parent hereby expressly assumes the due and punctual performance and observance of each and every covenant and condition in the contracts set forth on Section 6.8 of the Company Disclosure Schedules to be performed and observed by the Company.

6.9 Advice of Changes. Parent and the Company shall each promptly advise the other party of any fact, effect, change, event, circumstance, condition, occurrence or development that (i) has had or is reasonably likely, either individually or in the aggregate, to have a Material Adverse Effect on it or (ii) would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10 Shareholder Litigation. The Company shall give Parent prompt notice of any shareholder litigation against the Company and/or its directors or officers relating to the transactions contemplated by this Agreement and shall give Parent an opportunity to participate in the defense or settlement of any such litigation. The Company shall give Parent the right to consult on the defense and settlement with respect to such litigation, and the Company will in good faith take any comments of Parent into account, and no such settlement that provides for a monetary payment to the shareholders and not covered by an insurance policy (other than the payment of attorneys’ fees) shall be agreed to without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

6.11 Governance Matters.

(a) The directors of Parent at the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time until their successors are duly elected or appointed; provided, that prior to the Effective Time, Parent shall take all actions necessary to cause two (2) current members of the Board of Directors of the Company, each of whom qualifies as an independent director with respect to both the Company and Parent under the applicable requirements of the Exchange Act and the rules and regulations of the SEC and the NASDAQ and each of whom shall be mutually agreeable to Parent and the Company, to be appointed to the Board of Directors of the Surviving Corporation effective at or immediately following the Effective Time.

(b) The officers of Parent at the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time until their successors are duly elected or appointed, together with such additional persons as may thereafter be elected or appointed.

6.12 Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.12, the Company agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors and employees, and will use its reasonable best efforts to cause its and their respective agents, advisors, financing sources, investment bankers, attorneys and other representatives (collectively with officers, directors and employees, “Representatives”), not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) engage or participate in any discussions or negotiations with any person concerning any Acquisition Proposal, (iii) disclose or provide any confidential or nonpublic information or data to, or otherwise cooperate in any way with, any person in connection with any Acquisition Proposal (including by affording access to the personnel, properties, books, records or assets of the Company or its Subsidiaries) or (iv) unless this Agreement has been terminated in accordance with its terms, enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12(a)) relating to any Acquisition Proposal (provided, however, that the foregoing shall not prevent the Company or its Representatives from contacting any person who has made an Acquisition Proposal or inquiry or proposal relating thereto solely for the purpose of seeking clarification of the terms and conditions thereof). Notwithstanding the foregoing, prior to the receipt of the Requisite Company Vote, in the event the Company receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, (x) furnish or cause to be furnished confidential or nonpublic information or data to, (y) participate in negotiations or discussions with and (z) afford access to its and their personnel, properties, books, records and assets to the person making the Acquisition Proposal (and such person’s Representatives) if and only if its Board of Directors concludes in good faith (after consultation with its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that prior to providing any confidential or nonpublic information permitted to be provided pursuant to the foregoing proviso affording such access or participating in such negotiations or discussions, the Company shall have given Parent at least twenty-four (24) hours’ prior written notice and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal and will request pursuant to any applicable confidentiality agreements the return or destruction of any information provided to any such person in connection therewith. The Company will promptly (and within twenty-four (24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal) and will provide Parent an unredacted copy of such Acquisition Proposal or inquiry and any draft agreements, proposals or other materials received in connection with such inquiry or Acquisition Proposal, and will keep Parent apprised of any related material developments, discussions and negotiations on a reasonably current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal (including providing an unredacted copy of such amended or revised Acquisition Proposal and any further or revised draft agreements, proposals or other materials received in connection with such inquiry or Acquisition Proposal). The Company shall use its reasonable best efforts to enforce any existing confidentiality agreements to which it or any of its Subsidiaries is a party in accordance with the terms hereof. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries or fifteen percent (15%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer), exchange offer or other acquisition of equity or voting securities that, if consummated, would result in such third party beneficially owning fifteen percent (15%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company.

(b) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or making any other disclosure to the Company’s shareholders that the Company or its Board of Directors concludes in good faith (after receiving the advice of its outside counsel) that the failure to make such disclosure would be more likely than not to result in a violation of applicable law; provided, that such rules or other Law will in no way eliminate or modify the effect or consequences that any action pursuant to such rules would otherwise have under this Agreement, and any public disclosure or statement by the Company or its Board of Directors in connection with an Acquisition Proposal shall be deemed to be a Recommendation Change unless the Company and its Board of Directors definitively and without qualification reaffirm the Company Board Recommendation and recommend against such Acquisition Proposal in such disclosure or statement.

6.13 Public Announcements. The parties hereto agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Parent and the Company. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance.

6.14 Change of Method. Parent shall be empowered, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent, if and to the extent reasonably requested by Parent, and the Company agrees to enter into such amendments to this Agreement as Parent may reasonably request to give effect to such restructuring; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration or payment to or treatment of any Company Equity Awards provided for in this Agreement, (ii) adversely affect the Tax treatment of the Merger with respect to the shareholders of the Company or of Parent pursuant to this Agreement, (iii) adversely affect the Tax treatment of the Merger with respect to the Company or Parent pursuant to this Agreement or (iv) impede or materially delay the consummation of the transactions contemplated by this Agreement or the receipt of the Requisite Regulatory Approvals, the Requisite Company Vote, the Requisite Parent Vote or the Requisite Amendment Vote.

6.15 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16 Exemption from Liability Under Section 16(b). The Company and Parent agree that, to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.16. The Company shall deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding the Company Insiders, and the Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.17 Termination of Securities Purchase Agreements. The Company shall negotiate with the parties to the Securities Purchase Agreements disclosed in Company Disclosure Schedule 6.17 to terminate such Securities Purchase Agreements at the Effective Time.

6.18 Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver (subject to applicable law) by Parent and the Company, at or prior to the Effective Time, of the following conditions:

(a) Shareholder Approval. (i) This Agreement shall have been approved by the shareholders of the Company by the Requisite Company Vote, (ii) this Agreement shall have been approved by the shareholders of Parent by the Requisite Parent Vote and (iii) the Articles Amendment shall have been approved by the shareholders of Parent by the Requisite Amendment Vote.

(b) NASDAQ Listing. Parent shall have filed with the NASDAQ a notification form for the listing of all shares of Parent Common Stock to be delivered as Merger Consideration, and the NASDAQ shall have authorized and not have objected to the listing of such shares of Parent Common Stock.

(c) Regulatory Approvals. (i) All regulatory authorizations, consents, orders or approvals required to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger) from the Federal Reserve Board, the FDIC (including the consent of the FDIC under the Loss Share Agreements), the MDOB, the Oregon Division and, if required by the HSR Act, under the HSR Act, and any other approvals set forth in Sections 3.4 and 4.4 the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”), (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition and (iii) in the case of the obligation of Parent to effect the Merger, the transfer of the Loss Share Agreements shall be without adverse modification or amendment to any such Loss Share Agreements and shall be without payment by or cost to Parent, the Company or their respective Affiliates (any such modification, amendment or payment, a “Loss Share Agreement Condition”).

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver (subject to applicable law) by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a) (other than the third to last sentence), 3.3(a), 3.7, 3.8(a) and 3.24 (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of the Company set forth in Sections 3.1, the third to last sentence of Section 3.2(a) and 3.2(c) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date (including fulfillment of the obligation contained in Section 6.6(e) and Section 6.17), and Parent shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Federal Tax Opinion. Parent shall have received the opinion of Luse Gorman, PC, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver (subject to applicable law) by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a), 4.3(a), 4.7, 4.8(a) and 4.19 (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Parent set forth in Sections 4.1 and 4.2(b) (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had a Material Adverse Effect on Parent. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Federal Tax Opinion. The Company shall have received the opinion of Hunton & Williams LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Requisite Vote or Parent Requisite Vote:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction, decree, or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, or any of the other transactions contemplated by this Agreement, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or the Company, if the Merger shall not have been consummated on or before the one-year anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided, that, if all other conditions to close have been satisfied or waived except as set forth in Section 7.1(c), either Parent or the Company shall have the option, each in its sole discretion, to extend the Termination Date for an additional six-month period;

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within thirty (30) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by the Company, if Parent or the Board of Directors of Parent shall have (i) made a Recommendation Change, or (ii) breached its obligations under Section 6.3 in any material respect;

(f) by Parent, if the Company or the Board of Directors of the Company shall have (i) made a Recommendation Change, or (ii) breached its obligations under Sections 6.3 or 6.12 in any material respect; or

(g) by either Parent or the Company if (i) the Requisite Parent Vote and the Requisite Amendment Vote are not obtained at the Parent Meeting or at any adjournment or postponement thereof or (ii) the Requisite Company Vote is not obtained at the Company Meeting or at any adjournment or postponement thereof.

(h) by the Company at any time prior to obtaining the Requisite Company Vote to enter into an agreement with respect to an Acquisition Proposal, but only if (i) the Company’s Board of Directors has determined in good faith (after consultation with its outside counsel and, with respect to financial matters, its financial advisors) that failure to take such action would be more likely than not to result in a violation of its fiduciary duties under applicable law, and (ii) the Company has not materially breached its obligations under Section 6.12.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b) (Access to Information (Confidentiality)), Section 8.1 (Termination), this Section 8.2 (Effect of Termination) and Article IX (General Provisions) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b) In the event that, after the date of this Agreement and prior to the termination of this Agreement, (i) a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of the Company or has been made directly to the shareholders of the Company, or any person shall have publicly announced an Acquisition Proposal with respect to the Company, (ii) thereafter this Agreement is terminated (A) by either Parent or the Company pursuant to Section 8.1(c) (but only if (x) such Acquisition Proposal was made directly to the shareholders of the Company or otherwise publicly announced prior to the Company Meeting and (y) the Company shall have failed to obtain the Requisite Company Vote at the duly convened Company Meeting or any adjournment or postponement thereof at which a vote on the approval of this Agreement was taken), (B) by Parent pursuant to Section 8.1(d) or (C) by Parent or the Company pursuant to Section 8.1(g)(ii), and (iii) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, as applicable, pay Parent, by wire transfer of same-day funds, a fee equal to 3.75% of aggregate merger consideration, or $22,097,579 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “fifteen percent (15%)” shall instead refer to “fifty percent (50%).”

(c) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f) or the Company pursuant to Section 8.1(h), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee on the date of termination.

(d) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), then Parent shall pay the Company, by wire transfer of same day funds, the Termination Fee on the date of termination.

(e) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee, and neither the Company nor Parent shall be required to pay the Termination Fee on more than one occasion.

(f) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and the Company, respectively, would not enter into this Agreement; accordingly, if either party fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if the Company or Parent, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase and Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, at any time before or after receipt of the Requisite Company Vote, in the case of the Company, or the Requisite Parent Vote and Requisite Amendment Vote, in the case of Parent, respectively; provided, however, that after the receipt of the Requisite Company Vote, in the case of the Company, or the Requisite Parent Vote and Requisite Amendment Vote, in the case of Parent, respectively, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after the receipt of the Requisite Company Vote, in the case of the Company, or the Requisite Parent Vote and Requisite Amendment Vote, in the case of Parent, respectively, there may not be, without further approval of the shareholders of the Company or Parent, as applicable, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Parent and the Company.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to the Company, to:

Cascade Bancorp

1100 N.W. Wall Street

Bend, OR 97703

Attention: Terry E. Zink

Facsimile: (541) 330-2688

With a copy (which shall not constitute notice) to:

Hunton & Williams LLP

1445 Ross Avenue, Suite 3400

Dallas, TX 75202

Attention:  Peter G. Weinstock, Esq.

Steven M. Haas, Esq.

Facsimile: (214) 880-0011

and

(b)    if to Parent, to:

First Interstate BancSystem, Inc.

401 North 31st Street

Billings, MT 59116

Attention: Kevin P. Riley

Facsimile: (406) 255-5350

With a copy (which shall not constitute notice) to:

First Interstate BancSystem, Inc.

401 North 31st Street

Billings, MT 59116

Attention: Kirk D. Jensen, Esq.

Facsimile: (406) 255-5350

Luse Gorman, PC

5335 Wisconsin Avenue, N.W., Suite 780

Washington, DC 20015

Attention:  Scott A. Brown, Esq.

Lawrence M.F. Spaccasi, Esq.

Facsimile: (202) 362-2902

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “Knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedules, and the “Knowledge” of Parent means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedules. As used herein, (i) the term “business day” means any day other than a Saturday, a Sunday or a day on which banks in Billings, Montana are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “Affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iv) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives at least one business day prior to the date hereof, (b) included in the virtual data room of a party at least one business day prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR at least one business day prior to the date hereof. The Company Disclosure Schedules and the Parent Disclosure Schedules, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, including all matters of construction, validity and performance (but excluding all other choice of law and conflicts of law rules), but excluding matters relating to the fiduciary duties of the Board of Directors of the Company which shall be subject to the laws of the State of Oregon.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the Knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CASCADE BANCORP

By:	/s/ Terry E. Zink
Name: Terry E. Zink
Title: President and Chief Executive Officer

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ Kevin P. Riley
Name: Kevin P. Riley
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

745 Seventh Avenue New York, NY 10019 United States

November 16, 2016

Board of Directors

First Interstate BancSystem, Inc.

401 North 31st Street

P.O. Box 30918

Billings, Montana 59116-0918

Members of the Board of Directors:

We understand that First Interstate BancSystem, Inc. (the “Company”, “First Interstate”) intends to enter into a transaction (the “Proposed Transaction”) with Cascade Bancorp (“Cascade”) pursuant to which: (a) Cascade will be merged with and into the Company with the Company as the surviving corporation; (b) each share of the common stock, no par value, of Cascade (the “Cascade Common Stock”) issued and outstanding shall be converted into the right to receive, (i) 0.14864 shares (the “Exchange Ratio”) of the Class A common stock, no par value per share, of the Company (the “Company Common Stock”) and (ii) $1.91 in cash (the cash and stock consideration described in the foregoing clauses (i) and (ii), collectively, the “Consideration”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated November 17, 2016, between Cascade and the Company (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Consideration to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the Proposed Transaction to, or any consideration received in connection therewith by, the holders of any class of securities or the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any other class of persons, relative to the Consideration paid in the Proposed Transaction or otherwise. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of November 17, 2016, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company and Cascade that we believe to be relevant to our analysis, including their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2016 and September 30, 2016; (3) (a) published estimates by third party equity research analysts with respect to the future financial performance of the Company and adjusted by management of the Company (as so adjusted, the “Company Research Estimates”) and generally available third party data regarding certain third party securities held and certificates of deposit owed by Cascade, (b) financial and operating information with respect to the business, operations and prospects of Cascade furnished to us by the Company, including financial projections of Cascade prepared by management of Cascade (the “Cascade Financial Projections”) and reviewed and adjusted by management of the Company (as so adjusted, the “Company’s Cascade Projections”) and (c) certain financial and operating information with respect to the business, operations and prospects of the Company, including a presentation of the Company Research Estimates on a pro forma basis giving effect to the Proposed Transaction prepared by management of the Company based on the Company Research Estimates and the Cascade Financial Projections (the “Pro Forma Estimates”); (4) a trading history of the Company Common Stock from November 11, 2015 to November 11, 2016 and a trading history of the Cascade Common Stock from November 11, 2015 to November 11, 2016; (5) a comparison of the historical financial results and present financial condition of the Company and Cascade and with those of other companies that we deemed relevant; (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant; and (7) the pro forma impact of the Proposed Transaction on the future financial performance of the combined company, including cost savings, operating synergies and other strategic benefits expected by the management of the Company to result from a combination of the businesses (collectively, the “Expected Synergies”). In addition, we have had discussions with the management of the Company concerning the business, operations, assets, liabilities, financial condition and prospects of the Company and of Cascade and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Upon the advice and at the instruction of the Company, we have assumed that the Company Research Estimates are a reasonable basis upon which to evaluate the future financial performance of the Company and that the Company will perform in accordance with such estimates, and upon the advice and at the instruction of the Company, we have relied on such estimates in performing our analysis and arriving at our opinion. With respect to the Cascade Financial Projections, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cascade as to the future financial performance of Cascade and, upon the advice and at the instruction of the Company, we have assumed that the Company’s Cascade projections are a reasonable basis upon which to evaluate the future financial performance of Cascade and that Cascade would perform in accordance with such projections. Furthermore, upon the advice and at the instruction of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized in accordance with such estimates. With respect to the Pro Forma Estimates, upon the advice and at the instruction of the Company, we have assumed that the Pro Forma Estimates are a reasonable basis upon which to evaluate the future financial performance of the Company on a pro forma basis giving effect to the Proposed Transaction, that the pro forma adjustments to the Company Research Estimates are appropriate and that the pro forma Company will perform in accordance with such Pro Forma Estimates. We assume no responsibility for and we express no view as to any such projections, synergies or estimates or the assumptions on which they are based. In addition, we are not experts in the evaluation of loan portfolios or assessing the adequacy of the allowances for losses with respect thereto. We have made no analyses of, and express no opinion as to, such loan portfolios, the Company’s review of such portfolios or Cascade’s allowances for loan losses and, upon advice of the Company, we have assumed that the respective current allowances for loan losses and capital of the Company and Cascade will be, in each case and in the aggregate, including on a pro forma basis, adequate to cover all such losses. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Cascade and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Cascade, including with respect to their loan portfolios. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which shares of common stock of Cascade or of the Company would trade following the announcement of the Proposed Transaction or shares of the Company would trade following the consummation of the Proposed Transaction.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be paid by the Company in the Proposed Transaction is fair to the Company.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive fees for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company in the past, and expect to perform such services in the future, and expect to receive, customary fees for such services.

In addition, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to certain significant shareholders of Cascade (the “Sponsors”), and certain of their affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to Sponsors and certain of their portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunnner and/or lender for Sponsors and certain of their portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by Sponsors and certain of their portfolio companies and affiliates.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and Cascade for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

/s/ BARCLAYS CAPITAL INC.
BARCLAYS CAPITAL INC.

ANNEX C

50 California Street, Suite 3100 San Francisco, CA 94111 Tel: 415-616-1601 Piper Jaffray and Co. Since 1895. Member SIPC and NYSE.

November 16, 2016

Board of Directors

Cascade Bancorp

1100 North West Wall Street,

Bend, OR 97703

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, no par value (the “Company Common Stock”), of Cascade Bancorp (the “Company”), of the Merger Consideration (as defined below) to be received pursuant to an Agreement and Plan of Merger, dated as of November 15, 2016 (the “Agreement”), to be entered into between the Company and First Interstate BancSystem, Inc. (the “Parent”). The Agreement provides for, among other things, the merger of the Company with and into the Parent (the “Merger”). The Parent will be the survivor of the Merger, and is called the “Surviving Corporation” upon and following the Merger’s effective time (the “Effective Time”).

Upon the Effective Time, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time, except for certain shares of Company Common Stock specified in the Agreement, shall be converted based on the exchange ratio (the “Exchange Ratio”) into the right to receive 0.14864 shares (the “Stock Consideration”) of Class A common stock, no par value per share, of the Parent (the “Parent Common Stock”) plus $1.91 in cash (the “Cash Consideration”, and together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Agreement. Capitalized terms not otherwise defined in this letter have the meanings set forth in the Agreement.

Piper Jaffray and Co. (“Piper Jaffray”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement dated November 15, 2016; (ii) reviewed and analyzed certain financial and other data with respect to the Company and the Parent, which was publicly available or made available to us by the Company or by the Parent that we deemed relevant; (iii) reviewed and analyzed certain forward-looking information relating to the Company and the Parent that was publicly available, as well as that which was furnished to us by the Company and the Parent, including the Company’s internal forecasts of expected operating results on a stand-alone basis; (iv) reviewed and analyzed materials detailing the Merger prepared by the Company, the Parent and their respective affiliates and by their respective legal and accounting advisors including the estimated amount and timing of the assumptions relating to transaction expenses, regulatory costs, synergies and purchase accounting adjustments expected to result from the Merger (the “Synergies”); (v) engaged in discussions with members of management and representatives of the Company and the Parent concerning the matters described in clauses (i), (ii), (iii) and (iv) above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Synergies; (vi) reviewed the current and historical reported prices and trading activity of Company Common Stock and Parent Common Stock relative to the Merger Consideration and similar information for certain other publicly traded companies deemed by us to be comparable to the Company and Parent; (vii) compared the financial performance of the Company and the Parent with that of certain other publicly traded companies that we deemed relevant; (viii) performed certain financial analyses for the Company and the Parent on a pro forma combined basis giving effect to the Merger based on assumptions relating to the Synergies, as provided by the management of the Parent and approved by the Company; (ix) performed a discounted cash flow analysis for each of the Company and the Parent on a

Confidential

Cascade Bancorp

November 16, 2016

stand-alone basis; (x) considered the current market environment generally and the community banking environment in particular; and (xi) reviewed the financial terms, to the extent publicly available, of certain business combination transactions in the depository banking industry that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

In arriving at our opinion, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company and the Parent that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information (including the Synergies) reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company and the Parent as to the expected future results of operations and financial condition of the Company and the Parent, respectively, to which such financial forecasts, estimates and other forward-looking information (including the Synergies) relate and we have assumed that such results would be achieved. We express no opinion as to any such financial forecasts, estimates or forward-looking information (including the Synergies) or the assumptions on which they were based.

We express no opinion as to any of the legal, accounting and tax matters relating to the Merger and any other transactions contemplated in connection therewith and have relied, with your consent, on advice of the outside legal counsel and the independent accountants to the Company, and on the assumptions of the management of the Company and the Parent, as to all accounting, legal, tax and financial reporting matters with respect to the Company, the Parent and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be, in all material respects, identical to the last draft reviewed by us. We have relied upon and assumed, with your consent, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (iii) the Merger will be consummated pursuant to the terms of the Agreement without any amendment thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any condition or obligation thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained timely and without conditions or commitments that would adversely affect the Company, the Parent or the contemplated benefits of the Merger.

We have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent, derivative, off-balance sheet, or other) of the Company or the Parent, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company or the Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. We have also assumed in all respects material to our analysis that the Company and the Parent would remain as a going concern for all periods relevant to our analysis. Accordingly, we express no opinion regarding such valuations, or the solvency or the liquidation value of the Company, the Parent or any other entity. We have assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of the Company or the Parent since the date of the most recent financial data made available to us. Without limiting the

Confidential

Cascade Bancorp

November 16, 2016

generality of the foregoing, we have not: (i) conducted a review of any individual credit files of the Company or the Parent, nor have we evaluated the adequacy of the loan or lease reserves of the Company or the Parent, (ii) conducted a review of any credit or loan marks or other mark-to-market adjustment which may be taken in connection with the Merger, nor have we evaluated the adequacy of any contemplated credit or loan marks to be so taken, or (iii) conducted a review of the collectability of any asset or the future performance of any loan or other assets of the Company or the Parent. We have assumed, with your consent that the respective allowances for loan and lease losses for the Company and the Parent, and the credit or loan marks are adequate to cover such losses and will be adequate, without change, on a pro forma basis for the Parent. Accordingly, we express no opinion with respect to the foregoing.

Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Parent is a party or may be subject, and at the direction of the Company and with your consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We understand and assume, based on our discussions, that none of the Company, the Parent, nor any of their respective subsidiaries is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger and the merger of the principal banking subsidiaries of the Company and Parent contemplated by the Agreement.

No company or transaction used in any analysis for purposes of comparison is identical to the Company, or the Parent, or the Merger. Accordingly, an analysis of the results of the comparisons is not solely mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company, Parent and the Merger were compared and other factors that could affect the public trading value or transaction value of the Company, the Parent and the Surviving Corporation.

This opinion is necessarily based on current economic, market and other conditions and upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or Parent Common Stock may trade following announcement of the Merger or at any future time. We have no obligation to reaffirm or revise this opinion or otherwise comment upon any event occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor in connection with the Merger and we will receive a transaction fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We or the lead banker on our current deal team acted as financial advisor to the Company in connection with (i) its April 2016 acquisition of Prime Pacific Financial Services, (ii) its May 2014 acquisition of Home Federal Bancorp, and its (iii) March 2016 acquisition of certain branches from Bank of America Corporation. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company or the Parent for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company or Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation.

Confidential

Cascade Bancorp

November 16, 2016

Consistent with applicable legal and regulatory requirements, Piper Jaffray has adopted policies and procedures to establish and maintain the independence of its Research Department and personnel. As a result, Piper Jaffray’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company, the Parent and the Merger and other participants in the Merger that differ from the views of Piper Jaffray’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should act or vote with respect to the Merger or any other matter. The use of this opinion and any description of our work and this opinion in, or in connection with the proxy statement relating to the Merger are subject to our prior review and written consent in accordance with our engagement letter with the Company. Otherwise, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Jaffray Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock of the proposed Merger Consideration set forth in the Agreement and does not address any other term or agreement relating to the Merger or the Agreement. We were not requested to opine as to, and this opinion does not address, the Company’s business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, the Parent’s ability to fund the Cash Consideration, or any other term contemplated by the Agreement or the fairness of the Merger to holders of any other class of Company securities, or to the Company’s creditors or other constituencies. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the Merger Consideration to be received by holders of Company Common Stock in the Merger or with respect to the fairness of any such compensation, including whether such payments are reasonable in the context of the Merger.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock as of the date hereof.

Sincerely,

/s/ PIPER JAFFRAY and CO.
PIPER JAFFRAY and CO.

ANNEX D

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

FIRST INTERSTATE BANCSYSTEM, INC.

([            ], 2017)

ARTICLE I

The name of this corporation is First Interstate BancSystem, Inc. (hereinafter, the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Montana is 401 North 31st Street, Billings, Montana 59116. The name of its registered agent at such address is Kirk D. Jensen. The address of the Corporation’s registered office and the name of its registered agent at such address may be as subsequently designated by the Board of Directors of the Corporation or as subsequently set forth in an annual report on file with the Montana Secretary of State.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Montana Business Corporation Act.

ARTICLE IV

Section 1. Authorized Shares. The Corporation is authorized to issue 100,000,000 shares of Class A Common Stock, no par value per share (the “Class A Common Stock”), 100,000,000 shares of Class B Common Stock, no par value per share (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”) and 100,000 shares of Preferred Stock, no par value per share. The number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of Common Stock, voting together as a single class.

Section 2. Common Stock. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a) Voting Rights.

(i) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class B Common Stock shall be entitled to five (5) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Dividends. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

(c) Liquidation. Subject to the preferences available to any series of Preferred Stock, if any, outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

(d) Subdivision, Combination, Reorganization and Reclassification.

(i) If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same proportion and manner.

(ii) If the outstanding shares of one class of Common Stock are changed into the same or a different number of shares of any other class of stock or other securities or property, whether by reorganization, reclassification, merger, consolidation or otherwise (other than a subdivision or combination provided for in Section 3(d)(i) above), the outstanding shares of the other class of Common Stock will be changed in the same proportion and manner.

(e) Equal Status. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

(f) Conversion.

(i) As used in this Section 3(f), the following terms shall have the following meanings:

(1) “Class B Stockholder” shall mean a holder of any shares of Class B Common Stock, including (a) a holder of any shares of Class B Common Stock (including any officers, directors, consultants or employees of the Corporation) issued pursuant to outstanding awards granted under any stock option, restricted stock and/or similar plan of the Corporation, (b) a holder of any shares of Class B Common Stock issued in connection with dividends and distributions, subdivisions or combinations, or reorganizations, reclassifications, mergers or consolidations as provided for herein, and (c) a holder of any shares of Class B Common Stock specifically permitted to receive such shares by Transfer under the provisions of this Section 3(f) that do not require conversion of such shares into shares of Class A Common Stock.

(2) “Eligible Family Stockholder” shall mean (a) any lineal descendant (including any descendant by legal adoption prior to age 18) of Homer A. Scott (a “Scott Family Descendant”), (b) any spouse by marriage through solemnization or declaration (excluding a spouse by common law marriage) of a Scott

Family Descendant (a “Scott Family Spouse”), (c) any stepchild of a Scott Family Descendant whose parent, at the applicable time of Transfer, is a Scott Family Spouse of such Scott Family Descendant, (d) any estate, trust, account (including an individual retirement account), plan, conservatorship, custodianship or other fiduciary arrangement for the sole benefit of any one or more individuals described in (a), (b) or (c) above of this Section 3(f)(i)(2), (e) any “charitable remainder trust” within the meaning of Section 664 of the Internal Revenue Code of 1986, as amended (the “Code”), provided the “noncharitable beneficiary” is one or more individuals or fiduciary arrangements described in (a), (b), (c) or (d) of this Section 3(f)(i)(2), and (f) any corporation, general partnership, limited partnership, limited liability partnership, limited liability company or other entity in which, at the applicable time of Transfer, each class of stock, partnership interest, membership interest or other ownership interest, as the case may be, is owned solely by one or more individuals or fiduciary arrangements described in (a), (b), (c) or (d) of this Section 3(f)(i)(2).

(3) “Permitted Transferee” shall mean, with respect to any individual Class B Stockholder, (a) any lineal descendant (including any descendant by legal adoption prior to age 18) of such Class B Stockholder (a “Descendant”), (b) any spouse by marriage through solemnization or declaration (excluding a spouse by common law marriage) of such Class B Stockholder or a Descendant (a “Spouse”), (c) any stepchild of such Class B Stockholder or a Descendant whose parent, at the applicable time of Transfer, is the Spouse of such Class B Stockholder or such Descendant, (d) any estate, trust, account (including an individual retirement account), plan, conservatorship, custodianship or other fiduciary arrangement for the sole benefit of such Class B Stockholder and/or any one or more individuals described in (a), (b) or (c) above of this Section 3(f)(i)(3), (e) any “charitable remainder trust” within the meaning of Section 664 of the Code provided the “noncharitable beneficiary” is one or more individuals or fiduciary arrangements described in (a), (b), (c) or (d) of this Section 3(f)(i)(3), and (f) any corporation, general partnership, limited partnership, limited liability partnership, limited liability company or other entity in which, at the applicable time of Transfer, each class of stock, partnership interest, membership interest or other ownership interest, as the case may be, is owned solely by such Class B Stockholder and/or any one or more individuals or fiduciary arrangements described in (a), (b), (c) or (d) of this Section 3(f)(i)(3).

(4) “Transfer” of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A “Transfer” shall also include, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Class B Common Stock by proxy or otherwise. Notwithstanding the foregoing, the following shall not be considered a “Transfer” within the meaning of this Section 3(f)(i)(4):

(a) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors of the Corporation in connection with actions to be taken at an annual or special meeting of stockholders;

(b) the granting of a proxy by an Eligible Family Stockholder to any other Eligible Family Stockholder who at all times during the term of such proxy is also a Class B Stockholder in connection with actions to be taken at an annual or special meeting of stockholders;

(c) the entering into a voting trust, voting agreement, shareholder agreement or other arrangement (with or without granting a proxy) by an Eligible Family Stockholder with one or more other Eligible Family Stockholders who at all times during the term of such voting trust, voting agreement, shareholder agreement or other arrangement are also Class B Stockholders and that is disclosed either in a Schedule 13D or Schedule 13G (including any successor forms thereof) filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation; or

(d) the pledge of shares of Class B Common Stock by a Class B Stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Class B Stockholder continues to exercise Voting Control over such pledged shares prior to any default thereunder; provided, however, that a foreclosure on such shares of Class B Common Stock or other similar action by the pledgee shall constitute a “Transfer.”

(5) “Voting Control” with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

(ii) Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(iii) Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share, other than a Transfer:

(1) by a Class B Stockholder to any Permitted Transferee.

(2) by a Class B Stockholder that is an estate, trust, account (including an individual retirement account), plan, conservatorship, custodianship or other fiduciary arrangement to any person or entity that, as of March 5, 2010, was a beneficiary of such estate, trust, account (including an individual retirement account), plan, conservatorship, custodianship or other fiduciary arrangement in accordance with any agreement, terms or provisions applicable thereto or binding thereon as of March 5, 2010.

(3) by a Class B Stockholder that is a corporation, general partnership, limited partnership, limited liability partnership, limited liability company or other entity to any person or entity that, as of March 5, 2010, was a shareholder, partner, member or other beneficial owner of such corporation, general partnership, limited partnership, limited liability partnership, limited liability company or other entity in accordance with any agreement, terms or provisions applicable thereto or binding thereon as of March 5, 2010.

(4) by a Class B Stockholder who is an Eligible Family Stockholder to any other Eligible Family Stockholder.

(iv) The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Class B Common Stock to Class A Common Stock and the general administration of this dual class common stock structure, including the issuance of stock certificates or uncertificated shares with respect thereto, as it may deem necessary or advisable, and may require that holders of shares of Class B Common Stock furnish affidavits, documentation or other proof to the Corporation and/or the transfer agent as the Corporation deems necessary or advisable to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred.

(v) In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section 3, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section 3 shall be retired and may not be reissued.

(vi) If, on the record date for any meeting of stockholders of the Corporation, the number of shares of Class B Common Stock then outstanding constitutes less than twenty percent (20%) of the aggregate number of shares of Common Stock then outstanding, as determined by the Board of Directors of the Corporation, each share of Class B Common Stock then issued and outstanding shall thereupon be automatically converted as of such record date into one (1) fully paid and non-assessable share of Class A Common Stock and will have one (1) vote per share at such meeting. Upon making such determination, notice of each automatic conversion shall be given by the Corporation by means of a press release and written notice to all Class B Stockholders as soon as practicable, but no later than the next meeting of stockholders of the Corporation, and the Secretary of the Corporation shall be instructed to, and shall promptly request from each Class B Stockholder that each Class B Stockholder promptly deliver, and each Class B Stockholder shall promptly deliver, the certificate representing each share of Class B Common Stock to the Corporation for exchange hereunder, together with instructions of transfer, in form satisfactory to the Corporation and the transfer agent, duly executed by such Class B Stockholder or such Class B Stockholder’s duly authorized attorney.

(g) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

(h) Limitation on Further Issuance of Class B Common Stock. The Corporation shall not, without first obtaining the affirmative vote of the holders of not less than a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting as a separate class, issue any shares of Class B Common Stock other than shares of Class B Common Stock (i) issued or issuable to officers, directors, consultants or employees of the Corporation pursuant to outstanding awards granted under any stock option, restricted stock and/or similar plan of the Corporation existing as of March 5, 2010, or (ii) issued or issuable in connection with dividends and distributions, subdivisions or combinations, or reorganizations, reclassifications, mergers or consolidations, as provided for herein.

Section 3. Change in Control Transaction.

(a) The Corporation shall not (i) issue, in a transaction or series of related transactions, voting securities representing more than two percent (2%) of the total voting power of the Corporation before such issuance, to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Securities Exchange Act of 1934 (or any successor provision) (a “Group”) such that, following such transaction or related transactions, such person or Group would hold more than fifty percent (50%) of the total voting power of the Corporation, after giving effect to such issuance or (ii) consummate a Change in Control Transaction without first obtaining the affirmative vote, at a duly called annual or special meeting of the stockholders of the Corporation, of the holders of the greater of: (A) a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation then entitled to vote thereon, voting together as a single class, and (B) sixty-six and two-thirds percent (66.67%) of the voting power of the shares of capital stock present in person or represented by proxy at the stockholder meeting called to consider the Change in Control Transaction and entitled to vote thereon, voting together as a single class; provided, however, that unless all holders of Class A Common Stock and Class B Common Stock will receive, on a per share basis, the same type and same amount of consideration as a result of a Change in Control Transaction, the Corporation shall not consummate such Change in Control Transaction without first obtaining the affirmative vote, at a duly called annual or special meeting of the stockholders of the Corporation, of the holders of at least seventy percent (70%) of the voting power of the issued and outstanding shares of Class A Common Stock then entitled to vote thereon, voting as a separate class.

(b) If a Change in Control Transaction will occur and, during the twelve (12) month period prior to such Change in Control Transaction, any other person, corporation or entity (or any affiliate thereof or a Group in which such person, corporation, entity or affiliate is a member) acquired any shares of Class B Common Stock at any time during such twelve (12) month period (whether or not such Class B Common Stock converted to Class A Common Stock as a result of such acquisition), the Corporation shall not consummate such Change in Control Transaction with such person, corporation, entity, affiliate or Group without first obtaining the affirmative vote, at a duly called annual or special meeting of the stockholders of the Corporation, of the holders of at least seventy percent (70%) of the voting power of the issued and outstanding shares of Class A Common Stock then entitled to vote thereon, voting as a separate class, unless (i) the holders of Class A Common Stock and Class B Common Stock, if any, at the time of such merger, consolidation or share exchange, will receive, on a per share basis, the same type and same amount of consideration in such Change in Control Transaction, and (ii) the consideration referred to in clause (i) is of the same type and at least equal to the highest amount paid, on a per share basis, by such corporation, entity, affiliate or Group to acquire any such shares of Class B Common Stock.

(c) For the purposes of this section, a “Change in Control Transaction” means the occurrence of any of the following events, whether in a single transaction or a series of related transactions:

(i) the sale, encumbrance or disposition (other than non-exclusive licenses in the ordinary course of business and the grant of security interests in the ordinary course of business) by the Corporation of (A) all or substantially all of the Corporation’s assets or (B) any direct or indirect subsidiary (1) that constitutes fifty percent (50%) or more of the consolidated assets of the Corporation and its subsidiaries, taken as a whole, based on fair market value, or (2) whose revenues constitute fifty percent (50%) or more of the consolidated revenues of the Corporation and its subsidiaries, taken as a whole; or

(ii) the merger, consolidation, combination, share exchange or other transaction involving the Corporation in which shares of Common Stock are exchanged for, converted into or otherwise changed into other stock or securities or the right to receive cash or any other property.

For purposes of this Section 3, (i) in the event the holders of any shares of Common Stock are granted rights to elect to receive one of two or more alternative forms of consideration, the requirement that such holders receive the same type and same amount of consideration shall be deemed satisfied if holders of Class A Common Stock and Class B Common Stock are granted substantially identical election rights; and (ii) any amounts payable to a Class B Stockholder in connection with a Change of Control Transaction shall be considered in determining whether all holders of Class A Common Stock and Class B Common Stock received the same type and same amount of consideration, other than payments made to Class B Stockholders who are officers or employees of the Corporation as of immediately prior to the consummation of such Change of Control Transaction if such payments (1) were approved by a majority of the disinterested directors on the Board of Directors of the Corporation and (2) (A) were made pursuant to outstanding awards granted under any stock option, restricted stock and/or similar plan of the Corporation or (B) consisted of employment compensation, severance or other employee benefit arrangement, or payments made or to be made or benefits granted or to be granted according to such an arrangement, where, in the case of this clause (B), the amount payable under the arrangement (y) is being paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing, by such Class B Stockholder (and matters incidental thereto) and (z) is not calculated based on the number of shares of capital stock held by such officer or employee.

Section 4. Class B Acquisition Transactions. For so long as any Class B Common Stock is issued and outstanding, the Corporation shall not consummate a merger, consolidation, combination, share exchange or other transaction involving the Corporation in which shares of Common Stock are exchanged for, converted into or otherwise changed into other stock or securities or the right to receive cash or any other property with, or sell any material assets of the Corporation or its subsidiaries to, any Class B Stockholder or any affiliate thereof or any Group which includes any Class B Stockholder (a “Class B Acquisition Transaction”) unless the Class B Acquisition Transaction has been approved by, in addition to any other vote that might be required by law, these Second Amended and Restated Articles of Incorporation or the Bylaws of the Corporation, (i) a majority of the disinterested directors on the Board of Directors of the Corporation and (ii) the holders of a majority of the voting power of the issued and outstanding shares of Class A Common Stock, voting as a separate class.

Section 5. Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, power, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to these Second Amended and Restated Articles of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to these Amended and Restated Articles of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

Section 1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by these Amended and Restated Articles of Incorporation or the Bylaws of the Corporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

Section 2. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws of the Corporation. The affirmative vote of at least a majority of the Board of Directors then in office shall be required in order for the Board of Directors to adopt, alter, amend or repeal the Corporation’s Bylaws. The Corporation’s Bylaws may also be adopted, altered, amended or repealed by the stockholders of the Corporation. Notwithstanding the above or any other provision of these Second Amended and Restated Articles of Incorporation, the Bylaws of the Corporation may not be amended, altered or repealed except in accordance with Article IX of the Bylaws. No Bylaw hereafter legally adopted, altered, amended or repealed shall invalidate any prior act of the directors or officers of the Corporation that would have been valid if such Bylaw had not been adopted, amended, altered or repealed.

Section 3. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

Section 4. The number of directors that constitute the whole Board of Directors shall be fixed exclusively in the manner designated in the Bylaws of the Corporation.

Section 5. There shall be no cumulative voting for directors of the Corporation.

ARTICLE VII

Section 1. To the fullest extent permitted by the Montana Business Corporation Act as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Montana Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated to the fullest extent permitted by the Montana Business Corporation Act, as so amended.

Section 2. The Corporation shall indemnify to the fullest extent permitted by Montana law any officer or director made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, or she is or was a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

Section 3. Neither any amendment or repeal of any Section of this Article VII, nor the adoption of any provision of these Second Amended and Restated Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Montana, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the Montana Business Corporation Act) outside of the State of Montana at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX

Section 1. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV hereof in relation to the rights of the holders of Preferred Stock to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors, created in accordance with the Bylaws of the Corporation, and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director. Any director elected in accordance with the preceding sentence shall hold office until the next annual meeting of stockholders and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 2. Any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation then entitled to vote in the election of directors.

ARTICLE X

Section 1. Unless otherwise required by law, special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called only by (i) the Board of Directors of the Corporation, (ii) the Chairman of the Board of Directors of the Corporation, (iii) the Chief Executive Officer (or, in the absence of a Chief Executive Officer, the President) of the Corporation, or (iv) a holder, or group of holders, of Common Stock holding more than ten percent (10%) of the total voting power of the outstanding shares of capital stock of the Corporation then entitled to vote.

Section 2. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

ARTICLE XI

The Corporation reserves the right to amend or repeal any provision contained in these Second Amended and Restated Articles of Incorporation in the manner prescribed by the laws of the State of Montana and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of these Second Amended and Restated Articles of Incorporation, or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of the Corporation, and, as applicable, such other approvals of the Board of Directors of the Corporation as are required by law or by these Second Amended and Restated Articles of Incorporation, if there are any shares of Class B Common Stock issued and outstanding, then the affirmative vote of the holders of at least seventy percent (70%) of the voting power of the shares of Class A Common Stock then entitled to vote thereon, voting as a separate class, shall be required to amend, alter or repeal, or for the Corporation to take any action, whether by amendment, merger or otherwise, that would have the effect of amending, altering or repealing any provision contained in Section 2, Section 3 or Section 4 of Article IV or this Article XI.

Annex E

THIRD AMENDED AND RESTATED BYLAWS OF FIRST INTERSTATE BANCSYSTEM, INC.

ARTICLE I – CORPORATE OFFICES

1.1 REGISTERED OFFICE

The registered office of First Interstate BancSystem, Inc. shall be fixed in the corporation’s Articles of Incorporation, as the same may be amended or restated from time to time (as so amended or restated, the “Articles”), as subsequently designated by the corporation’s Board of Directors (the “Board”) from time to time, or as subsequently set forth in an annual report on file with the Montana Secretary of State.

1.2 REGISTERED AGENT

The corporation shall maintain a registered agent at the registered office, as fixed in the Articles, as subsequently designated by the Board from time to time, or as subsequently set forth on file with the Montana Secretary of State.

1.3 OTHER OFFICES

The Board may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE II – MEETINGS OF SHAREHOLDERS

2.1 PLACE OF MEETINGS

Meetings of shareholders shall be held at any place within or outside the State of Montana as designated by the Board. In the absence of any such designation or determination, shareholders’ meetings shall be held at the corporation’s principal executive office.

2.2 ANNUAL MEETING

The annual meeting of shareholders shall be held each year on a date and at a time designated by the Board. At the annual meeting, directors shall be elected and any other proper business may be transacted.

2.3 SPECIAL MEETING

Unless otherwise required by law or the Articles, special meetings of the shareholders may be called at any time, for any purpose or purposes, only by (i) the Board, (ii) the Chair of the Board, (iii) the Chief Executive Officer (or, in the absence of the Chief Executive Officer, the President) of the corporation, or (iv) holders of more than ten percent (10%) of the total voting power of the outstanding shares of capital stock of the corporation then entitled to vote.

If any person(s) other than the Board calls a special meeting, the request shall:

i.	be in writing, dated and signed by the person(s) calling the special meeting;

ii.	specify the nature of the business proposed to be transacted; and

iii.	be delivered personally or sent by registered mail or by electronic transmission to the Secretary of the corporation.

Upon receipt of such a request, the Board shall determine the date, time and place of such special meeting, which must be scheduled to be held on a date that is within one hundred twenty (120) days of receipt by the Secretary of the proper request therefor, and the Secretary of the corporation shall prepare a proper notice thereof. No business may be transacted at such special meeting other than the business specified in the notice to shareholders of such meeting.

2.4 NOTICE OF SHAREHOLDERS’ MEETINGS

All notices of meetings of shareholders shall be sent or otherwise given in accordance with Section 2.5 of these bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote at such meeting, except as otherwise required by applicable law. The notice shall specify the place, if any, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Any previously scheduled meeting of shareholders may be postponed, and, unless the Articles or applicable law provide otherwise, any special meeting of the shareholders may be cancelled by resolution duly adopted by a majority of the Board members then in office upon public notice given prior to the date previously scheduled for such meeting of shareholders.

Whenever notice is required to be given, under applicable law, the Articles or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate with the Secretary of State of Montana, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given, under any provision of applicable law, the Articles or these bylaws, to any shareholder to whom (a) notice of two (2) consecutive annual meetings, or (b) all, and at least two (2) payments (if sent by first-class mail) of dividends or interest on securities during a twelve (12) month period, have been mailed addressed to such person at such person’s address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the corporation a written notice setting forth such person’s then current address, the requirement that notice be given to such person shall be reinstated.

2.5 MANNER OF GIVING NOTICE; AFFIDAVIT OF NOTICE

Notice of any meeting of shareholders shall be given:

i.	if mailed, when deposited in the United States mail, postage prepaid, directed to the shareholder at his or her address as it appears on the corporation’s records; or

ii.	otherwise, when delivered.

An affidavit of the Secretary or an assistant secretary of the corporation or of the transfer agent or any other agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Notice may be waived in accordance with Section 7.13 of these bylaws.

2.6 QUORUM

Unless otherwise provided in the Articles or required by law, shareholders representing a majority of the voting power of the issued and outstanding capital stock of the corporation, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders. If such quorum is not present or represented at any meeting of the shareholders, then the chair of the meeting, or the shareholders representing a majority of the voting power of the capital stock at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. The shareholders present at a duly called meeting at which quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.7 ADJOURNED MEETING; NOTICE

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place, if any thereof, are announced at the meeting at which the adjournment is taken. At the continuation of the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting in accordance with the provisions of Section 2.4 and 2.5 of these bylaws.

2.8 ADMINISTRATION OF THE MEETING

Meetings of shareholders shall be presided over by the Chair of the Board or, in the absence thereof, by any Vice Chair of the Board or, in the absence thereof, by any officer of the corporation designated by the Chair of the Board or, in the absence thereof, by any officer of the corporation. In the absence of the Secretary of the corporation, the secretary of the meeting shall be the assistant corporate secretary or such person as the chair of the meeting appoints.

The Board shall, in advance of any meeting of shareholders, appoint one (1) or more inspector(s), who may include individual(s) who serve the corporation in other capacities, including without limitation as officers, employees or agents, to act at the meeting of shareholders and make a written report thereof. The Board may designate one (1) or more persons as alternate inspector(s) to replace any inspector, who fails to act. If no inspector or alternate has been appointed or is able to act at a meeting of shareholders, the chair of the meeting shall appoint one (1) or more inspector(s) to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability.

The Board shall be entitled to make such rules or regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations, if any, the chair of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all acts as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda of business of the meeting, rules or regulations to maintain order, restrictions on entry to the meeting after the time fixed for commencement thereof and the fixing of the date and time of the opening and closing of the polls for each matter upon which the shareholders will vote at a meeting (and shall announce such at the meeting).

2.9 VOTING

The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws.

Each shareholder shall be entitled to that number of votes applicable to each share of capital stock held by such shareholder as set forth in the Articles.

In all matters, except as otherwise required by law, the Articles or these bylaws, the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the shareholders. Directors shall be elected by a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The shareholders of the corporation shall not have the right to cumulate their votes for the election of directors of the corporation.

2.10 NO SHAREHOLDER ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Any action required or permitted to be taken by the shareholders of the corporation must be effected at a duly called annual or special meeting of shareholders of the corporation and may not be effected by any consent in writing by such shareholders, unless provided by applicable law.

2.11 RECORD DATE FOR SHAREHOLDER NOTICE; VOTING; GIVING CONSENTS

In order that the corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which shall not be more than seventy (70) nor less than ten (10) days before the date of such meeting, nor more than seventy (70) days prior to any other such action.

If the Board does not fix a record date in accordance with these bylaws and applicable law:

i.	The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. The record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

2.12 PROXIES

Each shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act for such shareholder by proxy authorized by an instrument in writing or by a transmission permitted by law and filed with the Secretary of the corporation, provided that no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period.

2.13 LIST OF SHAREHOLDERS ENTITLED TO VOTE

The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder. The corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any shareholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting during ordinary business hours, at the corporation’s principal place of business.

The list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any shareholder who is present.

2.14 ADVANCE NOTICE OF SHAREHOLDER BUSINESS

Only such business shall be conducted as shall have been properly brought before a meeting of the shareholders of the corporation. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) otherwise properly brought before the meeting by or at the direction of the Board, or (c) a proper matter for shareholder action under Montana Law that has been properly brought before the meeting by a shareholder (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 2.14 and on the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.14. For such business to be considered properly brought before the meeting by a shareholder such shareholder must, in addition to any other applicable requirements, have given timely notice in proper form of such shareholder’s intent to bring such business before such meeting. To be timely, such shareholder’s notice must be delivered to or mailed and received by the Secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

To be in proper form, a shareholder’s notice to the secretary shall be in writing and shall set forth:

a. the name and record address of the shareholder who intends to propose the business and the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such shareholder;

b. a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to introduce the business specified in the notice;

c. a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting;

d. any material interest of the shareholder in such business; and

e. any other information that is required to be provided by the shareholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Notwithstanding the foregoing, in order to include information with respect to a shareholder proposal in the proxy statement and form of proxy for a shareholder’s meeting, shareholders must provide notice as required by, and otherwise comply with the requirements of, the Exchange Act and the regulations promulgated thereunder.

No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section. The chair of the meeting may refuse to acknowledge the proposal of any business not made in compliance with the foregoing procedure.

No business shall be conducted at a special meeting of shareholders other than the business specified in the notice to shareholders of such meeting.

2.15 ADVANCE NOTICE OF DIRECTOR NOMINATIONS

Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the corporation, except as may be otherwise provided in the Articles with respect to the right of holders of Preferred Stock of the corporation to nominate and elect a specified number of directors. To be properly brought before an annual meeting of shareholders, or any special meeting of shareholders called for the purpose of electing directors, nominations for the election of director must be (a) specified in the notice of meeting (or any supplement thereto), or (b) made by or at the direction of the Board (or any duly authorized committee thereof).

Subject to the rights of any holders of Preferred Stock of the corporation, no person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this Section 2.15. If the chair of the meeting properly determines that a nomination was not made in accordance with the foregoing procedures, the chair shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

ARTICLE III – DIRECTORS

3.1 POWERS

Subject to applicable law and the Articles, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board.

3.2 NUMBER OF DIRECTORS

a. The number of directors of the corporation shall be at least five (5) and not more than eighteen (18). The number of directors within that range can be increased or decreased by resolution of the Board and no decrease shall have the effect of shortening the term of any incumbent director. After expiration of a director’s term, the director shall continue to serve until a successor has been elected and qualified or until there is a decrease in the number of directors. Directors need not be residents of the State of Montana or shareholders of the corporation.

b. The directors shall be divided into three classes, each class to be as nearly equal with the other classes in number as possible. The term of the office of each class of director shall be three years. Each director shall hold office until the expiration of such director’s term or until a director dies, resigns, or is removed. At each annual meeting, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office. In the case of increases or decreases in the number of directors of the corporation, each class shall bear its reduction or increase proportionately.

c. There are no term limits for directors. Subject to applicable law, however, no director may stand for re-election to the Board after he or she has reached the age of seventy-two (72), unless on a case by case basis, the director having reached the age of 72 is recommended, due to special circumstances then existing, to the Board by the Governance and Nominating Committee and his or her candidacy is approved by the Board.

3.3 ELECTION, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS

All directors of the corporation must be committed to the furtherance of the vision and goals of the corporation and must be willing to devote the necessary time and energy for the self-education, corporate functions, and other actions necessary to fulfill this commitment. Directors have a fiduciary duty to the corporation and shall make all decisions in a manner that is in the best interests of the corporation and its shareholders. Directors shall not advocate or act in the best interests of any person or group unless it also serves the best interests of the corporation and its shareholders.

All elections of directors shall be by written ballot, unless otherwise provided in the Articles. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must be either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized.

3.4 RESIGNATION AND VACANCIES

Any director may resign at any time upon written notice or by electronic transmission to the corporation.

Subject to the rights of the holders of any series of Preferred Stock of the corporation then outstanding and unless the Board otherwise determines, newly created directorships resulting from any increase in the authorized number of directors, or any vacancies on the Board resulting from the death, resignation, retirement, disqualification, removal from office or other cause shall, unless otherwise required by law, be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, or by a sole remaining director. When one or more directors resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section.

3.5 PLACE OF MEETINGS; MEETINGS BY TELEPHONE

The Board may hold meetings, both regular and special, either within or outside the State of Montana.

Unless otherwise restricted by the Articles or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6 REGULAR MEETINGS

Regular meetings of the Board may be held with at least five (5) business days prior notice at such time and at such place as shall from time to time be determined by the Board.

3.7 SPECIAL MEETINGS; NOTICE

Special meetings of the Board for any purpose or purposes may be called at any time by the Chair of the Board, any Vice Chair of the Board, the Chief Executive Officer, the President or any two directors. The person(s) authorized to call special meetings of the Board may fix the place and time of the meeting.

Notice of the time and place of special meetings shall be:

i.	delivered personally by hand, by courier or by telephone;

ii.	sent by United States first-class mail, postage prepaid;

iii.	sent by facsimile; or

iv.	sent by electronic mail,

to each director at that director’s address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated either to the director or to a person at the office of the director who the person giving notice has reason to believe will promptly communicate such notice to the director. The notice need not specify the place of the meeting if the meeting is to be held at the corporation’s principal executive office nor the purpose of the meeting.

3.8 QUORUM

Except as otherwise required by law or the Articles, at all meetings of the Board, a majority of the authorized number of directors (as determined pursuant to Section 3.2 of these bylaws) shall constitute a quorum for the transaction of business, except to adjourn as provided in Section 3.11 of these bylaws. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by law, the Articles or these bylaws.

3.9 WAIVER OF NOTICE

Whenever notice is required to be given under any provisions of Montana law, the Articles or these bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting solely for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Articles or these bylaws.

3.10 BOARD ACTION BY WRITTEN CONSENT WITHOUT A MEETING

Unless otherwise restricted by the Articles or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.11 ADJOURNED MEETING; NOTICE

If a quorum is not present at any meeting of the Board, then a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.12 FEES AND COMPENSATION OF DIRECTORS

Unless otherwise restricted by the Articles or these bylaws, the Board shall have the authority to fix the compensation of directors, or the Board may delegate such authority to an appropriate committee thereof.

3.13 REMOVAL OF DIRECTORS

Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director or the entire Board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of capital stock of the corporation then entitled to vote in the election of directors.

3.14 CORPORATE GOVERNANCE COMPLIANCE

Without limiting the powers of the Board set forth in Section 3.1, if at any time during which shares of capital stock of the corporation are listed for trading on either The NASDAQ Stock Market, including any successor thereto (“NASDAQ”), or The New York Stock Exchange, including any successor thereto (“NYSE”), the corporation shall comply with the corporate governance rules and requirements of NASDAQ or the NYSE, as the case may be (the “Exchange Governance Rules”), applicable to the corporation. If holders of the requisite voting power under the then applicable Exchange Governance Rules notify or have notified the corporation in writing of their election to cause the corporation to rely upon the applicable “controlled company” exemption (the “Controlled Company Exemption”) to the Exchange Governance Rules, the corporation and Board may adopt any and all measures, including with respect to the composition of any Board committees, permitted by the Controlled Company Exemption. All references to the Exchange Governance Rules in these bylaws shall include any applicable exemption thereto, including the Controlled Company Exemption.

ARTICLE IV – COMMITTEES

4.1 COMMITTEES OF DIRECTORS

The Board may designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise such lawfully delegable powers and duties as the Board may confer. Each committee will comply with all applicable provisions of: the Sarbanes-Oxley Act of 2002, the rules and regulations of the Securities and Exchange Commission, and applicable Exchange Governance Rules, and will have the right to retain independent legal counsel and other advisers at the corporation’s expense.

In addition to the foregoing committees designated by the Board, the Chair of the Board, and any Vice Chair of the Board, may from time to time designate and appoint, on a temporary basis, one or more directors to assist in the performance or discharge of any powers and duties of the Board or any committee thereof. Any such designation and appointment shall be in the form of a limited or special assignment and shall include such duties as determined by the Chair of the Board or any Vice Chair of the Board, as the case may be. The corporation’s standard Board and committee fees and reimbursement policies and practices shall be applicable to any such designation and appointment. Any designation and appointment made hereunder shall be reported to the Board at the next regular or special meeting of the Board.

4.2 COMMITTEE MINUTES

Each committee shall keep regular minutes of its meetings and report to the Board when required.

4.3 MEETINGS AND ACTION OF COMMITTEES

Meeting and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

i.	Section 3.5 (place of meetings and meetings by telephone);

ii.	Section 3.6 (regular meetings);

iii.	Section 3.7 (special meetings and notice);

iv.	Section 3.8 (quorum);

v.	Section 3.9 (waiver of notice);

vi.	Section 3.10 (action without a meeting);

vii.	Section 3.11 (adjournment and notice of adjournment).

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members.

Notwithstanding the foregoing:

i.	the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

ii.	special meetings of committees may also be called by resolution of the Board; and

iii.	notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the governance of any committee not inconsistent with the provisions of these bylaws.

4.4 EXECUTIVE COMMITTEE

The Board shall establish an Executive Committee whose principal purpose will be to function and act on behalf of the Board with respect to any and all matters between regularly scheduled Board meetings, particularly with respect to critical and time sensitive matters. The Executive Committee will also assist the Board in carrying out its responsibility to monitor the corporation’s capital management policy. In addition, the Executive Committee will assume such other duties and responsibilities as the Board may confer upon the committee from time to time.

4.5 CREDIT COMMITTEE

The Board shall establish a Credit Committee whose principal duties will be to advise the Chief Credit Officer in the establishment of a loan portfolio and credit policies that will assure the safety of depositors’ money, earn sufficient income to provide an adequate return on capital and enable communities in our market area to prosper. In addition, the Credit Committee will assume such other duties and responsibilities as the Board may confer upon the committee from time to time.

4.6 AUDIT COMMITTEE

The Board shall establish an Audit Committee whose principal purpose will be to oversee the corporation’s and its subsidiaries’ accounting and financial reporting processes, internal systems of control, independent auditor relationships and audits of consolidated financial statements of the corporation and its subsidiaries. The Audit Committee will also determine the appointment of the independent auditors of the corporation and any change in such appointment and ensure the independence of the corporation’s auditors. In addition, the Audit Committee will assume such other duties and responsibilities as the Board may confer upon the committee from time to time.

4.7 CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Board shall establish a Governance and Nominating Committee whose principal duties will be to assist the Board by identifying individuals qualified to become Board members consistent with criteria approved by the

Board, to recommend to the Board for its approval the slate of nominees to be proposed by the Board to the shareholders for election to the Board, to develop and recommend to the Board the governance principles applicable to the corporation, as well as such other duties and responsibilities as the Board may confer upon the committee from time to time.

4.8 COMPENSATION COMMITTEE

The Board shall establish a Compensation Committee whose principal duties will be to review employee compensation policies and programs as well as the compensation of the Chief Executive Officer and other executive officers of the corporation, to recommend to the Board a compensation program for outside Board members, as well as such other duties and responsibilities as the Board may confer upon the committee from time to time.

4.9 RISK COMMITTEE

The Board shall establish a Risk Committee whose principal duties will be to oversee the conduct of, and review the results of, enterprise-wide risk assessments, including the identification and reporting of critical enterprise risk management practices, as well as such other duties and responsibilities as the Board may confer upon the committee from time to time.

ARTICLE V – OFFICERS

5.1 OFFICERS

The officers of the corporation shall be the Chair of the Board, Chief Executive Officer, President, one or more Vice Presidents, Chief Financial Officer, Chief Banking Officer, Chief Credit Officer, Chief Legal Officer/General Counsel, Chief Risk Officer, Secretary, and Treasurer. The corporation may also have, at the discretion of the Board, a Vice Chair of the Board, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed by the Board, including, but not limited to, chief operating officer, chief accounting officer, chief information officer, chief compliance or regulatory officer, president of wealth management, and branch administration officer.

Any number of offices may be held by the same person.

5.2 APPOINTMENT OF OFFICERS

The Board shall appoint the officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. A failure to elect officers shall not dissolve or otherwise affect the corporation.

5.3 SUBORDINATE OFFICERS

The Board may appoint, or empower the Chief Executive Officer and/or the President of the corporation, to appoint such other officers and agents as the business of the corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board or the Chief Executive Officer and/or the President may from time to time determine.

5.4 REMOVAL AND RESIGNATION OF OFFICERS

Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer appointed by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 VACANCIES IN OFFICES

Any vacancy occurring in any office of the corporation shall be filled by the Board or as provided in Section 5.2.

5.6 CHAIR OF THE BOARD

The Chair of the Board shall be a member of the Board and, if present, preside at meetings of the Board and exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Board or as may be prescribed by these bylaws.

5.7 VICE CHAIR OF THE BOARD

Any Vice Chair of the Board shall be a member of the Board and, in the absence or disability of the Chair of the Board, preside at meetings of the Board and exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Board or as may be prescribed by these bylaws.

5.8 CHIEF EXECUTIVE OFFICER

Subject to the control of the Board and any supervisory powers the Board may give to the Chair of the Board, the Chief Executive Officer shall, together with the President of the corporation, have general supervision, direction, and control of the business and affairs of the corporation and shall see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer shall also perform all duties incidental to this office that may be required by law and all such other duties as are properly required of this office by the Board.

5.9 PRESIDENT

Subject to the control of the Board and any supervisory powers the Board may give to the Chair of the Board, the President shall, together with the Chief Executive Officer of the corporation, have general supervision, direction, and control of the business and affairs of the corporation and shall see that all orders and resolutions of the Board are carried into effect. The President shall have such other powers and perform such other duties as from time to time may be prescribed for him or her by the Board, the Chair of the Board or the Chief Executive Officer.

5.10 VICE PRESIDENTS

In the absence or disability of the President, one or more Vice Presidents, in order of their rank as fixed by the Board (such as an executive vice president followed by a senior vice president, vice president and assistant vice president) or, if not ranked, a Vice President designated by the Board, shall perform all the duties of the President. When acting as the President, the appropriate Vice President shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board, the Chair of the Board, the Chief Executive Officer or the President.

5.11 CHIEF FINANCIAL OFFICER

The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as the Board may designate. The Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President and any directors, whenever they request it, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the Board or the Chief Executive Officer.

The Chief Financial Officer may be the Treasurer of the corporation.

5.12 CHIEF BANKING OFFICER

The Chief Banking Officer shall oversee the strategic direction and management of the corporation in providing personal and commercial banking services. The Chief Banking Officer shall have such other powers and perform such other duties as from time to time may be prescribed for him or her by the Board or the Chief Executive Officer.

5.13 CHIEF CREDIT OFFICER

The Chief Credit Officer shall supervise, administer and implement the credit program, and related policies and procedures, of the corporation. The Chief Credit Officer shall monitor the corporation’s loan portfolio consistent with applicable laws, regulations and policies. The Chief Credit Officer shall have such other powers and perform such other duties as from time to time may be prescribed for him or her by the Board or the Chief Executive Officer.

5.14 CHIEF LEGAL OFFICER/GENERAL COUNSEL

The Chief Legal Officer or General Counsel shall assist the corporation in minimizing and mitigating legal risks by advising the corporation’s other officers and board members regarding legal and regulatory issues the corporation confronts. The Chief Legal Officer or General Counsel shall have such other powers and perform such other duties as from time to time may be prescribed for him or her by the Board or the Chief Executive Officer.

5.15 CHIEF RISK OFFICER

The Chief Risk Officer shall assess and mitigate significant risk, including regulatory, strategic, reputational, operational, credit, financial, and technological risks, across the enterprise and coordinate the corporation’s Enterprise Risk Management approach. The Chief Risk Officer shall have such other powers and perform such other duties as from time to time may be prescribed for him or her by the Board or the Chief Executive Officer.

5.16 SECRETARY

The Secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board may direct, a book of minutes of all meetings and actions of directors, committees of directors, and shareholders. The minutes shall show:

i.	the time and place of each meeting;

ii.	whether regular or special (and, if special, how authorized and the notice given);

iii.	the names of those present at directors’ meetings or committee meetings;

iv.	the number of shares present or represented at shareholders’ meetings; and

v.	the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation’s transfer agent or registrar, a share register, or a duplicate share register showing:

i.	the names of all shareholders and their addresses;

ii.	the number and classes of shares held by each;

iii.	the number and date of certificates evidencing such shares or other applicable information with respect to uncertificated shares; and

iv.	the number and date of cancellation of every certificate surrendered for cancellation or other applicable information with respect to uncertificated shares.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board required to be given by law or by these bylaws. The Secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board, the Chair of the Board or the Chief Executive Officer.

5.17 TREASURER

The Treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director.

The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as the Board or the Chief Executive Officer may designate. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the Chief Executive Officer or, in the absence of the Chief Executive Officer, the President and any directors, whenever they request it, an account of all his or her transactions as Treasurer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the Board or the Chief Executive Officer.

5.18 ASSISTANT SECRETARY

The assistant secretary, or, if there is more than one, the assistant secretaries in the order determined by the Board (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as may be prescribed by the Board or the Chief Executive Officer.

5.19 ASSISTANT TREASURER

The assistant treasurer, or, if there is more than one, the assistant treasurers, in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Chief Financial Officer or Treasurer or in the event of the Chief Financial Officer’s or Treasurer’s inability or refusal to act, perform the duties and exercise the powers of the Chief Financial Officer or Treasurer, as applicable, and shall perform such other duties and have such other powers as may be prescribed by the Board or the Chief Executive Officer.

5.20 REPRESENTATION OF SHARES OF OTHER CORPORATIONS

All officers of the corporation, and any other person authorized by the Board or the Chief Executive Officer, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares or other equity interests of any other corporation or entity standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.21 AUTHORITY AND DUTIES OF OFFICERS

In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board.

ARTICLE VI – RECORDS AND REPORTS

6.1 MAINTENANCE AND INSPECTION OF RECORDS

The corporation shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its shareholders listing their names and addresses and the number and class of shares held by each shareholder, a copy of these bylaws, as may be amended to date, minute books, accounting books and other records.

Any such records maintained by the corporation may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. When records are kept in such manner, a clearly legible paper form produced from or by means of the information storage device or method shall be admissible in evidence, and accepted for all other purposes, to the same extent as an original paper form accurately portrays the record.

Any shareholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its shareholders, and its other books and records, as permitted under Montana law, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a shareholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the shareholder. The demand under oath shall be directed to the corporation at its registered office in Montana or at its principal executive office.

6.2 INSPECTION BY DIRECTOR

Any director shall have the right to examine the corporation’s stock ledger, a list of its shareholders, and its other books and records for a purpose reasonably related to his or her position as a director.

ARTICLE VII – GENERAL MATTERS

7.1 CHECKS; DRAFTS; EVIDENCES OF INDEBTEDNESS

From time to time, the Board shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

7.2 EXECUTION OF CORPORATE CONTRACTS AND INSTRUMENTS

Except as otherwise provided in these bylaws, the Board, or any officers of the corporation authorized thereby, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confirmed to specific instances.

7.3 STOCK CERTIFICATES AND UNCERTIFICATED SHARES

The shares of the corporation may, but need not, be represented by certificates. The Board may authorize the issue of some or all of the shares of any or all of its classes or series without certificates. This authorization does not affect shares already represented by certificates until they are surrendered to the corporation. The rights and obligations of shareholders within the same class or series are identical whether or not their shares are represented by certificates.

If the Board does not authorize the issue of uncertificated shares, then the shares of any or all of its classes or series shall be represented by certificates. If shares of the corporation are represented by certificates, each share certificate shall state on its face the name of the person to whom issued, the number and class of shares and the designation of the series, if any, that the certificate represents, and all other requirements applicable thereto as set forth in the Montana Business Corporation Act. Each share certificate must be signed, either manually or in facsimile, by two officers designated in these bylaws and may bear the corporate seal or its facsimile. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

If the Board authorizes the issue of uncertificated shares, then within a reasonable time after the issuance or transfer of shares without certificates, the corporation shall send to each shareholder, at the shareholder’s address of record on the books and records of the corporation, a written statement of the information that would be required on certificates representing shares as set forth in the Montana Act.

If, at any time during which shares of Class A Common Stock or other capital stock of the corporation are listed for trading on either NASDAQ or the NYSE, the corporation shall ensure that all securities listed for trading are eligible for a Direct Registration Program (as defined below) operated by a clearing agency registered under Section 17A of the Exchange Act. For purposes of these bylaws, a “Direct Registration Program” shall mean any program by the corporation, directly or through the corporation’s transfer agent or registrar, whereby a shareholder may have securities registered in the shareholder’s name on the books of the corporation or its transfer agent or registrar without the need for a physical certificate to evidence ownership.

7.4 SPECIAL DESIGNATION FOR MORE THAN ONE CLASS OR SERIES

If the corporation is authorized to issue more than one class of stock or more than one series of any class and the corporation issues certificated shares, then the powers, designations, preferences, and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each shareholder who so requests the powers, designations, preferences, and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. If the corporation issued uncertificated shares, then the powers, designations, preferences, and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in the Articles.

7.5 LOST CERTIFICATES

Except as provided in this Section 7.5, no new certificates for certificated shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.6 CONSTRUCTION; DEFINITIONS

Unless the context required otherwise, the general provisions, rules of construction, and definitions in the Montana Business Corporation Act shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes both a corporation and a natural person.

7.7 DIVIDENDS

The Board, subject to any restrictions contained in the Montana Business Corporation Act, the Articles and applicable law, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock, subject to the provisions of the Montana Business Corporation Act, the Articles and applicable law.

The Board may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

7.8 FISCAL YEAR

The fiscal year of the corporation shall be the calendar year or as otherwise fixed by resolution of the Board and may be changed by the Board.

7.9 SEAL

The corporation may adopt a corporate seal, which shall be adopted and which may be already by the Board. The corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 TRANSFER OF STOCK

Transfers of stock shall be made only upon the transfer books of the corporation kept at an office of the corporation or by the transfer agent or registrar designated to transfer shares of the stock of the corporation. The officers of the corporation, together with the transfer agent or registrar, shall adopt and implement such policies and procedures as are necessary or advisable to facilitate the orderly processing of stock transfer requests.

7.11 STOCK TRANSFER AGREEMENTS

The corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes or series of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes or series owned by such shareholders in any manner not prohibited by the Montana Business Corporation Act.

7.12 REGISTERED SHAREHOLDERS

The corporation:

i.	shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

ii.	shall be entitled to hold liable for calls and assessments on partly paid shares the person registered on its books as the owner of shares; and

iii.	shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Montana.

7.13 WAIVER OF NOTICE

Whenever notice is required to be given under any provision of the Montana Business Corporation Act, the Articles or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting solely for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Articles or these bylaws.

ARTICLE VIII – INDEMNIFICATION OF DIRECTORS AND OFFICERS

8.1 POWER TO INDEMNIFY IN ACTIONS, SUITS OR PROCEEDINGS OTHER THAN THOSE BY OR IN THE RIGHT OF THE CORPORATION

Subject to Section 8.3 of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the Montana Business Corporation Act, as now or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person (or the legal representative of such person) is or was a director or officer of the corporation or any predecessor of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 POWER TO INDEMNIFY IN ACTIONS, SUITS OR PROCEEDINGS BY OR IN THE RIGHT OF THE CORPORATION

Subject to Section 8.3 of this Article VIII, the corporation shall indemnify, to the fullest extent permitted by the Montana Business Corporation Act, as now or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person (or the legal representative of such person) is or was a director or officer of the corporation or any predecessor of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

8.3 AUTHORIZATION OF INDEMNIFICATION

Any indemnification under this Article VIII (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 8.1 or Section 8.2 of this Article VIII, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the shareholders (but only if a majority of the directors who are not parties to such action, suit or proceeding, if they constitute a quorum of the board of directors, presents the issue of entitlement to indemnification to the shareholders for their determination). Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the corporation. To the extent, however, that a present or former director or officer of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

8.4 GOOD FAITH DEFINED

For purposes of any determination under Section 8.3 of this Article VIII, to the fullest extent permitted by applicable law, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the corporation or another enterprise, or on information supplied to such person by the officers of the corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the corporation or another enterprise or on information or records given or reports made to the corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the corporation or another enterprise. The term “another enterprise” as used in this Section 8.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the corporation as a director, officer, employee or agent. The provisions of this Section 8.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 8.1 or 8.2 of this Article VIII, as the case may be.

8.5 INDEMNIFICATION BY A COURT

Notwithstanding any contrary determination in the specific case under Section 8.3 of this Article VIII, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the court for indemnification to the extent otherwise permissible under Sections 8.1 and 8.2 of this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 8.1 or 8.2 of this Article VIII, as the case may be. Neither a contrary determination in the specific case under Section 8.3 of this Article VIII nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 8.5 shall be given to the corporation promptly upon the filing of such application. If successful on the merits, the director or officer seeking indemnification shall also be entitled to be paid the reasonable expense of prosecuting such application.

8.6 EXPENSES PAYABLE IN ADVANCE

To the fullest extent prohibited by the Montana Business Corporation Act, or by any other applicable law, expenses reasonably incurred by a person who is or was a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding; provided, however, an advance of expenses incurred by any person in his or her capacity as a director or officer (and not in any other capacity) shall be made only upon receipt of a signed statement by or on behalf of such person that such person has met the applicable standards of conduct set forth in Section 8.1 or 8.2 of this Article VIII, as the case may be, and an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article VIII.

8.7 NONEXCLUSIVITY OF INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Articles, any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the corporation that indemnification of the persons specified in Sections 8.1 and 8.2 of this Article VIII shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 8.1 or 8.2 of this Article VIII but whom the corporation has the power or obligation to indemnify under the provisions of the Montana Business Corporation Act, or otherwise. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Montana Business Corporation Act, or by any other applicable law.

8.8 INSURANCE

To the fullest extent permitted by the Montana Business Corporation Act or any other applicable law, the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was a director, officer, employee or agent of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII.

8.9 CERTAIN DEFINITIONS

For purposes of this Article VIII, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this Article VIII.

8.10 SURVIVAL OF INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, administrators and other personal and legal representatives of such a person.

8.11 LIMITATION ON INDEMNIFICATION

Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 8.5 hereof), the corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board.

8.12 INDEMNIFICATION OF EMPLOYEES AND AGENTS

The corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred in this Article VIII to directors and officers of the corporation.

8.13 EFFECT OF AMENDMENT OR REPEAL

Neither any amendment or repeal of any Section of this Article VIII, nor the adoption of any provision of the Articles or the bylaws inconsistent with this Article VIII, shall adversely affect any right or protection of any director, officer, employee or other agent established pursuant to this Article VIII existing at the time of such amendment, repeal or adoption of an inconsistent provision, including without limitation by eliminating or reducing the effect of this Article VIII, for or in respect of any act, omission or other matter occurring, or any action or proceeding accruing or arising (or that, but for this Article VIII, would accrue or arise), prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX – AMENDMENTS

The bylaws of the corporation may be adopted, amended or repealed by a majority of the voting power of the shareholders entitled to vote; provided, however, that the corporation may, in its Articles, also confer the power to adopt, amend or repeal bylaws upon the Board. The fact that such power has been so conferred upon the Board shall not divest the shareholders of the power, nor limit their power to adopt, amend or repeal bylaws.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 35-1-451 through 35-1-459 of the MBCA provide that a corporation may indemnify its directors and officers. In general, the MBCA provides that a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in his or her defense of a proceeding to which he or she is a party because of his or her status as a director or officer of the corporation, against reasonable expenses incurred by the director in connection with the proceeding, unless limited by the articles of incorporation. Pursuant to the MBCA, a corporation may indemnify a director or officer if it is determined that the director or officer engaged in good faith and meets certain standards of conduct. A corporation may not indemnify a director or officer under the MBCA when a director or officer is adjudged liable to the corporation, or when such person is adjudged liable on the basis that personal benefit was improperly received. The MBCA also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advancement of expenses, unless the articles of incorporation provide otherwise and the court may order indemnification or advancement of expenses under certain circumstances.

First Interstate’s articles provide for the indemnification of directors and officers to the fullest extent permitted by Montana law. First Interstate’s bylaws also provide for the indemnification of directors and officers, including (i) the mandatory indemnification of a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding, (ii) the mandatory indemnification of a director or officer if a determination has been made that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, with no reasonable cause to believe such person’s conduct was unlawful, (iii) for the reimbursement of reasonable expenses incurred by a director or officer who is party to a proceeding in advance of final disposition of the proceeding, if the standards have been met as set forth in the bylaws. First Interstate has also obtained officers’ and directors’ liability insurance, which insures against liabilities that officers and directors may, in such capacities, incur. Section 35-1-458 of the MBCA provides that a corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against liability asserted against or incurred by such director or officer while serving at the request of the corporation in such capacity, or arising from the individual’s status as a director or officer, whether or not the corporation would have power to indemnify the individual against the same liability under the MBCA.

The foregoing is only a general summary of certain aspects of Montana law and the First Interstate amended and restated articles of incorporation and bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those sections of the MBCA referenced above and the First Interstate amended and restated articles of incorporation and bylaws.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits and financial statements filed as part of this registration statement are as follows:

Exhibits

2.1	Agreement and Plan of Merger by and between First Interstate BancSystem, Inc. and Cascade Bancorp, dated November 17, 2016 (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement*)

3.1	Amended and Restated Articles of Incorporation of First Interstate BancSystem, Inc. (incorporated by reference to Exhibit 3.1 to First Interstate’s Current Report on Form 8-K/A filed on March 10, 2010 (File No. 000-34653))

Exhibits

3.2	Second Amended and Restated Bylaws of First Interstate BancSystem, Inc. (incorporated by reference to Exhibit 3.8 to First Interstate’s Current Report on Form 8-K filed on February 3, 2011 (File No. 000-34653))

3.3	Form of Amended and Restated Articles of Incorporation of First Interstate BancSystem, Inc. (attached as Annex D to the joint proxy statement/prospectus contained in this registration statement)

3.4	Amended and Restated Bylaws of First Interstate BancSystem, Inc. (attached as Annex E to the joint proxy statement/prospectus contained in this registration statement)

5.1	Opinion of Kirk D. Jensen as to the legality of the securities being issued(1)

8.1	Opinion of Luse Gorman, PC as to certain tax matters(1)

8.2	Opinion of Hunton & Williams LLP as to certain tax matters(1)

10.1	Form of First Interstate Voting Agreement(1)

10.2	Form of Cascade Voting Agreement(1)

21	Subsidiaries of First Interstate BancSystem, Inc. (incorporated by reference to Exhibit 21.1 to First Interstate’s Annual Report on Form 10-K filed on March 1, 2016 (File No. 000-34653))

23.1	Consent of RSM US LLP(1)

23.2	Consent of BDO USA, LLP(1)

23.3	Consent of Kirk D. Jensen (set forth in Exhibit 5.1)

23.4	Consent of Luse Gorman, PC (set forth in Exhibit 8.1)

23.5	Consent of Hunton & Williams LLP (set forth in Exhibit 8.2)

24	Power of attorney (set forth on the signature pages to this registration statement)(1)

99.1	Form of proxy card of First Interstate BancSystem, Inc.(1)

99.2	Form of proxy card of Cascade Bancorp(1)

99.3	Consent of Barclays Capital Inc.

99.4	Consent of Piper Jaffray and Co.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. First Interstate BancSystem, Inc. agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
(1)	Previously filed.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)	That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(9)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Billings, State of Montana, on April 6, 2017.

FIRST INTERSTATE BANCSYSTEM, INC.

By:	/s/ Kevin P. Riley
Kevin P. Riley
President, Chief Executive Officer and Director
(Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Kevin P. Riley Kevin P. Riley	President, Chief Executive Officer and Director (Principal Executive Officer)	April 6, 2017

/s/ Marcy D. Mutch Marcy D. Mutch	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 6, 2017

* James R. Scott	Chairman of the Board

* Steven J. Corning	Director

* Dana L. Crandall	Director

* David H. Crum	Director

* William B. Ebzery	Director

* Charles E. Hart, M.D., M.S.	Director

* Charles M. Heyneman	Director

* David L. Jahnke	Director

Signatures	Title	Date

* Ross E. Leckie	Director

* James R. Scott, Jr.	Director

* Jonathan R. Scott	Director

* Randall I. Scott	Director

* Teresa A. Taylor	Director

* Theodore H. Williams	Director

* Peter I. Wold	Director

*	Pursuant to a Power of Attorney contained in the signature page to the Registration Statement on Form S-4 of First Interstate BancSystem, Inc. filed on January 26, 2017.

By:	/s/ Kevin P. Riley	April 6, 2017
Kevin P. Riley
Attorney-in-fact

By:	/s/ Marcy D. Mutch	April 6, 2017
Marcy D. Mutch
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger by and between First Interstate BancSystem, Inc. and Cascade Bancorp, dated November 17, 2016 (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement*)

3.1	Amended and Restated Articles of Incorporation of First Interstate BancSystem, Inc. (incorporated by reference to Exhibit 3.1 to First Interstate’s Current Report on Form 8-K/A filed on March 10, 2010 (File No. 000-34653))

3.2	Second Amended and Restated Bylaws of First Interstate BancSystem, Inc. (incorporated by reference to Exhibit 3.8 to First Interstate’s Current Report on Form 8-K filed on February 3, 2011 (File No. 000-34653))

3.3	Form of Amended and Restated Articles of Incorporation of First Interstate BancSystem, Inc. (attached as Annex D to the joint proxy statement/prospectus contained in this registration statement)

3.4	Amended and Restated Bylaws of First Interstate BancSystem, Inc. (attached as Annex E to the joint proxy statement/prospectus contained in this registration statement)

5.1	Opinion of Kirk D. Jensen as to the legality of the securities being issued(1)

8.1	Opinion of Luse Gorman, PC as to certain tax matters(1)

8.2	Opinion of Hunton & Williams LLP as to certain tax matters(1)

10.1	Form of First Interstate Voting Agreement(1)

10.2	Form of Cascade Voting Agreement(1)

21	Subsidiaries of First Interstate BancSystem, Inc. (incorporated by reference to Exhibit 21.1 to First Interstate’s Annual Report on Form 10-K filed on March 1, 2016 (File No. 000-34653))

23.1	Consent of RSM US LLP(1)

23.2	Consent of BDO USA, LLP(1)

23.3	Consent of Kirk D. Jensen (set forth in Exhibit 5.1)

23.4	Consent of Luse Gorman, PC (set forth in Exhibit 8.1)

23.5	Consent of Hunton & Williams LLP (set forth in Exhibit 8.2)

24	Power of attorney (set forth on the signature pages to this registration statement)(1)

99.1	Form of proxy card of First Interstate BancSystem, Inc.(1)

99.2	Form of proxy card of Cascade Bancorp(1)

99.3	Consent of Barclays Capital Inc.

99.4	Consent of Piper Jaffray and Co.

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. First Interstate BancSystem, Inc. agrees to furnish supplementally a copy of any omitted attachment to the Securities and Exchange Commission on a confidential basis upon request.
(1)	Previously filed.